UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8)	☒

INDEPENDENT NICKEL CORP.
(Name of Subject Company)

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

VICTORY NICKEL INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

45401R100
(CUSIP Number of Class of Securities (if applicable))

80 Richmond Street West
Suite 1802
Toronto, Ontario, M5H 2A4
Attention: Sean Stokes
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

August 19, 2008
(Date Tender Offer/Rights Offering Commenced)

268 pages total

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) The following documents, which are attached hereto, are being dissemintaed to the shareholders of Independent Nickel Corp. or published in the subject Company's home jurisdiction:

Document Number	Description
1.	Offer to Purchase and Bid Circular, dated August 19, 2008
2.	Letter of Acceptance and Transmittal
3.	Notice of Guaranteed Delivery
4.	Press Release, dated August 19, 2008
5.	Notice of Offer to Purchase published in Canadian newspapers, dated August, 19, 2008

(b) Not applicable.

Item 2. Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders by Victory Nickel Inc.

Document 1

The information in this Offer and Circular may change. Victory Nickel Inc. may not complete the Offer. This Offer and Circular is not an offer to sell the securities issuable hereunder and Victory Nickel Inc. is not soliciting an offer to buy these securities in any jurisdiction where the Offer is not permitted.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this Offer and it is an offence to claim otherwise. This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

August 19, 2008

VICTORY

2007 V Ni

NICKEL INC.

VICTORY NICKEL INC.

OFFER TO PURCHASE

all of the outstanding common shares of

INDEPENDENT NICKEL CORP.

on the basis of 1 (one) Victory Nickel Inc. common share for each 1 (one) common share of Independent Nickel Corp.

Victory Nickel Inc. ("**Victory Nickel**" or the "**Offeror**") hereby offers (the "**Offer**") to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the "**Independent Nickel Shares**") of Independent Nickel Corp. ("**Independent Nickel**" or the "**Company**"), other than any Independent Nickel Shares owned directly or indirectly by the Offeror and including any Independent Nickel Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Independent Nickel that are convertible into or exchangeable or exercisable for Independent Nickel Shares.

The Offer will be open for acceptance until 6:00 p.m. (Toronto time) on September 23, 2008, unless the Offer is extended or withdrawn by Victory Nickel (the "Expiry Time").

The Offer is conditional upon, among other things, the resolution to be considered at the meeting of holders of Independent Nickel Shares scheduled to be held September 17, 2008 not having been approved and there being validly deposited under the Offer and not withdrawn at the Expiry Time, such number of Independent Nickel Shares which, together with any Independent Nickel Shares directly or indirectly owned by Victory Nickel, constitutes at least 66 2/3% of the outstanding Independent Nickel Shares (calculated on a fully-diluted basis). Each of the conditions of the Offer is set forth in Section 2 of the Offer to Purchase, "Conditions of the Offer".

The common shares in the capital of Victory Nickel (the "**Victory Nickel Shares**") are listed on the Toronto Stock Exchange ("**TSX**") under the symbol "NI". The Independent Nickel Shares are listed on the TSX under the symbol "INI". On August 18, 2008, the last trading day prior to the Offeror's announcement of the Offer, the closing price on the TSX of the Victory Nickel Shares was $0.33 and the closing price on the TSX of the Independent Nickel Shares was $0.25. Based on the volume-weighted average price of the Victory Nickel Shares on the TSX for the 20 trading days ended August 18, 2008, the Offer represented a premium of approximately 38% over the volume-weighted average price of the Independent Nickel Shares on the TSX for the same period.

For a discussion of risks and uncertainties you should consider in evaluating the Offer and ownership of Victory Nickel Shares, see Section 5 of the Circular, "Risk Factors Related to the Offer", as well as the section entitled "Risk Factors" on pages 77 through 81 of Victory Nickel's revised annual information form for the period ended December 31, 2007 dated August 18, 2008, incorporated by reference into the Offer and Circular. Victory Nickel has applied to the TSX to list the Victory Nickel Shares to be issued to Shareholders in connection with the Offer.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Victory Nickel may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Shareholders who wish to accept the Offer and deposit their Independent Nickel Shares must properly complete and execute the accompanying Letter of Acceptance and Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Independent Nickel Shares and all other required documents, at one of the offices of the Depositary in accordance with the instructions in the Letter of Acceptance and Transmittal or request their stockbroker, investment dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Independent Nickel Shares described in Section 5 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Independent Nickel Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a manually signed facsimile thereof. Shareholders whose Independent Nickel Shares are registered in the name of a nominee should consult their stockbroker, investment dealer, commercial bank, trust company or other nominee for assistance in depositing their Independent Nickel Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Independent Nickel Shares directly with the Depositary to accept the Offer.

Questions or requests for assistance may be directed to the Depositary or the Information Agent for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found at *www.sedar.com*.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

The Victory Nickel Shares have not been registered under the U.S. Securities Act and may not be offered or sold within the United States unless the Victory Nickel Shares are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

Shareholders should be aware that the disposition of their Independent Nickel Shares and their acquisition of Victory Nickel Shares in the Offer may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in or citizens of, the United States may not be fully described herein, and such holders are urged to consult their own tax advisors.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Victory Nickel and Independent Nickel are incorporated or organized under the laws of the Province of Ontario and Canada, respectively, that some or all of their respective officers and directors may reside outside the United States, that some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Victory Nickel and Independent Nickel and such above mentioned persons may be located outside the United States. It may be difficult to sue Victory Nickel or Independent Nickel or their respective officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a U.S. court.

THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CAUTIONARY NOTE TO SHAREHOLDERS IN THE UNITED STATES RELATING TO MINERALIZATION TERMS

Information in this Offer and Circular, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this Offer and Circular, including the documents incorporated by reference herein, use the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of "inferred mineral resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Offer and Circular or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this Offer and Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

NOTICE TO HOLDERS OF INDEPENDENT NICKEL OPTIONS AND WARRANTS

The Offer is made only for Independent Nickel Shares and is not made for any options, warrants or other rights to acquire Independent Nickel Shares. Any holder of options, warrants or other rights to acquire Independent Nickel Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise such options, warrants or other rights in order to obtain certificates representing Independent Nickel Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such options, warrants or other rights to acquire Independent Nickel Shares that the holder will have certificates representing the Independent Nickel Shares received on such exercise or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

The tax consequences to holders of Independent Nickel Options or warrants of exercising or not exercising their Independent Nickel Options or warrants are not described in the Circular. Holders of Independent Nickel Options or warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Independent Nickel Options or warrants.

STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain information in the Offer and Circular and the material incorporated by reference therein (the "**Documents**") is "forward looking information". Forward looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" or other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking information involves significant known and unknown risks and uncertainties. A number of factors, many of which are beyond the control of Victory Nickel could cause actual results to differ materially from the results discussed in the forward looking information. Although the forward looking information is based upon assumptions which management of Victory Nickel believes to be reasonable, Victory Nickel cannot provide any assurance that actual results will be consistent with this forward looking information. Victory Nickel assumes no obligation to update or revise any forward looking information to reflect new events or circumstances, except as required by law. Because of the risks, uncertainties and assumptions inherent in forward looking information, prospective investors, including holders of Independent Nickel Shares, in Victory Nickel's securities should not place undue reliance on this forward looking information.

In particular, the Documents contain forward looking information pertaining to the following:

- the size of, and future net revenues from nickel resources and by-products;
- production levels of nickel and by-products, including hydraulic fracturing sand ("**frac sand**") used in the oil and gas industry;
- expectations regarding future development costs and the ability to fund such costs;
- projections of market prices and costs; and
- expectations regarding capital expenditures and exploration activities.

With respect to forward looking information contained in the Documents, Victory Nickel has made assumptions regarding, among other things:

- future prices for nickel;
- future prices for by-products, including frac sand;
- future currency and interest rates;
- Victory Nickel's ability to generate sufficient cash flow from operations and access existing credit facilities and capital markets to meet its future obligations;
- the regulatory framework representing royalties, taxes and environmental matters in the countries in which Victory Nickel conducts its business; and
- Victory Nickel's ability to obtain qualified staff and equipment in a timely and cost efficient manner to meet its demand.

Some of the risks that could affect Victory Nickel's future results and could cause results to differ materially from those expressed in Victory Nickel's forward looking statements include:

- the need to obtain required approvals and permits from regulatory authorities;
- the impact of competition;
- compliance with and liabilities under environmental laws and regulations;
- the uncertainties of estimates by Victory Nickel's independent consultants with respect to Victory Nickel's resources;
- the volatility of nickel prices;

- the market for and pricing of by-products, including frac sand;
- changes to royalty regimes and government regulations regarding royalty payments;
- geological, technical, drilling and processing problems;
- Victory Nickel's ability to hire and retain staff;
- imprecision in estimating capital expenditures and operating expenses;
- imprecision in estimating the timing, costs and levels of production and drilling;
- imprecision in estimates of future production capacity;
- potential delays or changes in plans with respect to exploration and development projects or capital expenditures;
- general economic and business conditions;
- unavailability of required equipment and services; and
- the other factors discussed under "Risk Factors" in Victory Nickel's revised annual information form.

Statements relating to "reserves" and "resources" are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources, as the case may be, described exist in the quantities predicted or estimated, and can be profitably produced in the future.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THE DOCUMENTS HAS BEEN PROVIDED BY, OR DERIVED FROM, INFORMATION PROVIDED BY CERTAIN THIRD PARTIES. ALTHOUGH VICTORY NICKEL HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, VICTORY NICKEL ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO VICTORY NICKEL.

INFORMATION CONCERNING INDEPENDENT NICKEL

Except as otherwise indicated, the information concerning Independent Nickel contained in the Offer and Circular has been taken from, or is based upon, publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Victory Nickel has no knowledge that would indicate that any statements contained herein concerning Independent Nickel taken from or based upon such documents and records are untrue or incomplete, neither Victory Nickel nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Independent Nickel's financial statements or Independent Nickel's mineral resource estimates, or for any failure by Independent Nickel to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Victory Nickel. Victory Nickel has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Independent Nickel's publicly available documents or records or whether there has been any failure by Independent Nickel to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "$" or "dollars" in the Offer and Circular refer to Canadian dollars. Financial statements included herein and incorporated by reference are reported in Canadian dollars and are prepared in accordance with Canadian GAAP.

TABLE OF CONTENTS

Page

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions with respect to the Offer that shareholders of Independent Nickel may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers are qualified in their entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery. Therefore, shareholders of Independent Nickel are urged to read the entire Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender Independent Nickel Shares. We have included cross-references in this question and answer section to other sections of the Offer and Circular where more complete descriptions of the topics mentioned below can be found. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy Independent Nickel Shares?

Victory Nickel is offering to purchase all of the issued and outstanding shares of Independent Nickel that it does not own, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Circular, "The Offer". Victory Nickel is a company principally engaged in the exploration, development and acquisition of nickel-bearing properties in Canada. Victory Nickel Shares are listed on the TSX under the symbol "NI". See Section 1 of the Circular, "Victory Nickel".

What is Victory Nickel proposing?

Victory Nickel is offering to purchase all of the issued and outstanding Independent Nickel Shares that it does not own, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer to Purchase, "The Offer".

What would Independent Nickel shareholders receive in exchange for each Independent Nickel Share?

For each 1 (one) Independent Nickel Share, Victory Nickel is offering 1 (one) Victory Nickel Share.

What are some of the significant conditions of the Offer?

The Offer is subject to several conditions, unless otherwise waived by Victory Nickel in its sole discretion, the most important of which are as follows:

- the resolution (or any amendment or variation thereof) to be considered at the meeting of holders of Independent Nickel Shares scheduled to be held September 17, 2008 respecting the proposed financing of Independent Nickel by any private company or person in the Hunter Dickinson group ("**HD**") which would result in HD holding up to approximately 57% of the then outstanding Independent Nickel Shares (assuming the exercise of warrants to be issued in connection with the proposed financing) or any variation thereof (the "**Private Placement**") <u>not</u> having been approved at such meeting or any adjournment(s) thereof;

- there being validly deposited under the Offer and not withdrawn at the Expiry Time, Independent Nickel Shares representing, together with Independent Nickel Shares owned, directly or indirectly, by the Offeror, not less than 66 2/3% of the total outstanding Independent Nickel Shares (calculated on a fully-diluted basis);

- no amount of money being or being agreed to be borrowed by Independent Nickel from, or owed or otherwise becoming payable by Independent Nickel to, HD or any of its affiliates as a result of any agreement, dispute or claim as between Independent Nickel and HD or any of its affiliates, or

261544\1162958.v15

(12)

otherwise, and no other agreement or other obligation between Independent Nickel and HD or any of its affiliates existing as at the Expiry Time; and

- no agreement, obligation or arrangement of any kind to transfer or dispose of any asset of Independent Nickel or any of its affiliates existing as at the Expiry Time.

See Section 2 of the Offer to Purchase, "Conditions of the Offer", for additional conditions of the Offer.

Why is Victory Nickel buying Independent Nickel?

Victory Nickel is making the Offer because it wants to acquire control of, and ultimately the entire equity interest in, Independent Nickel. Victory Nickel believes the acquisition of Independent Nickel is complementary to its Manitoba properties, including existing regional infrastructure and development opportunities. If Victory Nickel completes the Offer but does not then own 100% of the Independent Nickel Shares, Victory Nickel currently intends to acquire any Independent Nickel Shares not deposited under the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited".

What securities are being sought in the Offer?

Victory Nickel is offering to purchase all of the outstanding common shares of Independent Nickel. This includes Independent Nickel Shares that may become outstanding after the date of this Offer, but prior to the Expiry Time, upon the exercise of any Independent Nickel Options or warrants that are exercisable for Independent Nickel Shares. See Section 1 of the Offer to Purchase, "The Offer".

How many Victory Nickel Shares could be issued pursuant to the Offer?

Victory Nickel expects to issue approximately 61 million Victory Nickel Shares, based on the number of Independent Nickel Shares outstanding as at June 30, 2008 (as set out in the consolidated interim financial statements of Independent Nickel dated August 8, 2008) and assuming that all of the Independent Nickel Shares outstanding as at June 30, 2008 are acquired upon completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and assuming that no Independent Nickel Options or warrants are exercised in advance of the successful completion of the Offer. See Section 1 of the Offer to Purchase, "The Offer", and Section 4 of the Circular, "Purpose of the Offer and Victory Nickel's Plans for Independent Nickel — Treatment of Independent Nickel Options and Warrants".

Will ownership and voting rights as a shareholder of the combined company be the same as ownership and voting rights as a shareholder of Independent Nickel?

No. As noted above, Victory Nickel expects to issue approximately 61 million Victory Nickel Shares in connection with the Offer, which would result in there being a total of approximately 256 million Victory Nickel Shares outstanding (based on the number of Victory Nickel Shares outstanding as at July 31, 2008), with Shareholders holding approximately 24% of the Victory Nickel Shares. As a result of this issuance, the Shareholders' ownership and voting interests in the combined company will be diluted, relative to their current proportional ownership and voting interest in Independent Nickel. See Section 1 of the Circular, "Victory Nickel — Authorized and Outstanding Share Capital", and Section 5 of the Circular, "Risk Factors Related to the Offer".

How long do Independent Nickel shareholders have to decide whether to tender to the Offer?

The Offer is open for acceptance until 6:00 p.m. (Toronto time) on September 23, 2008, or until such other time and date as set out in a notice of variation of the Offer as Victory Nickel determines, issued at any time and from time to time at Victory Nickel's discretion. See Section 4 of the Offer to Purchase, "Time for Acceptance".

Can the Expiry Time for the Offer be extended?

Yes. Victory Nickel may, in its sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, Victory Nickel may be required to extend the Expiry Time for the Offer under Canadian securities laws. If Victory Nickel elects to extend, or is required to extend, the Expiry Time for the Offer, it will publicly announce the variation and, if required by applicable law, it will mail you a copy of the notice of variation. See Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer".

How are Independent Nickel Shares to be tendered?

If Independent Nickel Shares are held in the name of an Independent Nickel shareholder, this Offer may be accepted by depositing certificates representing such Independent Nickel Shares, together with a duly completed and signed Letter of Acceptance and Transmittal, at the office of the Depositary specified in the Letter of Acceptance and Transmittal. If Independent Nickel Shares are registered in the name of a nominee (commonly referred to as being "in street name" or "street form"), holders of Independent Nickel Shares should contact their stockbroker, investment dealer, commercial bank, trust company or other nominee for assistance in tendering their Independent Nickel Shares to the Offer. Independent Nickel shareholders should request their nominee to effect the transaction.

The Offer may also be accepted pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have Independent Nickel Shares tendered by a nominee through CDS. Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer. See Section 5 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

What if my Independent Nickel Shares are lost but I want to tender them to the Offer?

The Letter of Acceptance and Transmittal should be completed as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will advise you of replacement requirements which must be completed and returned before the expiry of the Offer. See Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Who is the Depositary under the Offer?

Computershare Investor Services Inc. is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing Deposited Shares and accompanying Letters of Acceptance and Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Independent Nickel Shares purchased by Victory Nickel under the terms of the Offer. The Depositary will also facilitate book-entry transfers of Independent Nickel Shares. See Section 15 of the Circular, "Depositary".

Will I be able to withdraw previously tendered Independent Nickel Shares?

Yes. Previously tendered Independent Nickel Shares may be withdrawn at any time (i) before Independent Nickel Shares deposited under the Offer are taken up under the Offer, (ii) if your Independent Nickel Shares have not been paid for by Victory Nickel within three business days after having been taken up, and (iii) in certain other circumstances. See Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Independent Nickel Shares".

How do I withdraw previously tendered Independent Nickel Shares?

A notice of withdrawal must be sent to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Independent Nickel Shares", and the notice must contain specific information outlined therein.

Will I have to pay any fees or commissions?

If you are the registered owner of your Independent Nickel Shares and you tender your Independent Nickel Shares directly to the Depositary, you will not have to pay brokerage fees or incur similar expenses. If you own your Independent Nickel Shares through a broker or other nominee, and your broker tenders the Independent Nickel Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What will happen if the Offer lapses or is withdrawn?

If the Offer lapses or is withdrawn prior to the satisfaction or waiver of all of the conditions of the Offer, all of your Independent Nickel Shares that were deposited and not withdrawn will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

A beneficial Holder who is resident in Canada, who holds Independent Nickel Shares as capital property and who disposes of such shares to Victory Nickel under the Offer will generally not realize a capital gain (or a capital loss) on the exchange of Independent Nickel Shares unless the Holder chooses to do so.

Non-Resident Holders will generally not be subject to tax under the Tax Act in respect of the exchange of their Independent Nickel Shares for Victory Nickel Shares under the Offer.

Shareholders should review the more detailed information under Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations", and consult with their own tax advisors regarding their particular circumstances.

Will I be able to trade the Victory Nickel Shares I receive?

You will be able to trade the Victory Nickel Shares that you receive under the Offer. Statutory exemptions allow such trading in Canada. In connection with the Offer, we have applied to list on the TSX the Victory Nickel Shares offered to Shareholders pursuant to the Offer.

Is Victory Nickel's financial condition relevant to my decision to tender my Independent Nickel Shares in the Offer?

Yes. Victory Nickel Shares will be issued to Shareholders who validly tender their Independent Nickel Shares, so you should consider Victory Nickel's financial condition before you decide to tender your Independent Nickel Shares to the Offer. In considering Victory Nickel's financial condition, you should review the documents included in and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about Victory Nickel.

If I decide not to tender, how will my Independent Nickel Shares be affected?

If Victory Nickel takes up and pays for the Independent Nickel Shares validly tendered, it currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Independent Nickel Shares not tendered. It is Victory Nickel's current intention that the consideration to be offered for Independent Nickel Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent rights. Victory Nickel reserves the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited".

Do I have dissent rights under the Offer?

No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, holders of Independent Nickel Shares who do not tender their Independent Nickel Shares to the Offer may have rights of dissent in the event Victory Nickel elects to acquire such Independent Nickel Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited".

Will Independent Nickel continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of Independent Nickel Shares is sufficiently reduced, Independent Nickel may cease to be a reporting issuer. The rules and the regulations of the TSX could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Independent Nickel Shares from the TSX. To the extent permitted by applicable law, Victory Nickel intends to apply for delisting of the Independent Nickel Shares from the TSX. See Section 4 of the Circular, "Purpose of the Offer and Victory Nickel's Plans for Independent Nickel".

What is the market value of my Independent Nickel Shares as at a recent date?

On August 18, 2008, which is the last trading day prior to the date on which Victory Nickel announced its intention to make the Offer, the closing price of the Independent Nickel Shares listed on the TSX was $0.25. The volume-weighted average price of the Independent Nickel Shares on the TSX for the 20 trading days ended August 18, 2008 was $0.26. Based on the closing price of the Victory Nickel Shares on the TSX on August 18, 2008, the Offer represented a premium of approximately 32% over the closing price of the Independent Nickel Shares on the TSX on the same date.

Independent Nickel shareholders are urged to obtain a recent quotation for the Independent Nickel Shares before deciding whether or not to tender your Independent Nickel Shares.

See Section 2 of the Circular, "Independent Nickel — Price Range and Trading Volumes of Independent Nickel Shares".

Who can I call with questions about the Offer or for more information?

Any questions and requests for assistance may be directed to Victory Nickel's Information Agent:

KINGSDALE
Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number: 1-800-775-3159

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

GLOSSARY

In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

"affiliate" has the meaning given to it in the *Securities Act* (Ontario).

"Appointee" has the meaning given to it in Section 5 of the Offer to Purchase, "Manner of Acceptance — Power of Attorney".

"Appropriate Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

"associate" has the meaning given to it in the *Securities Act* (Ontario).

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's Independent Nickel Shares into the Depositary's account at CDS.

"business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada.

"Canadian GAAP" means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis.

"CDS" means the CDS Clearing and Depository Services Inc.

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"Circular" means the take-over bid circular accompanying the Offer, including the Annexes attached thereto.

"Compelled Acquisition" has the meaning given to it in Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited — Compelled Acquisition".

"Compulsory Acquisition" has the meaning given to it in Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited — Compulsory Acquisition".

"CRA" has the meaning given to it in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations — General".

"Depositary" means Computershare Investor Services Inc.

"Deposited Shares" has the meaning given to it in Section 5 of the Offer to Purchase, "Manner of Acceptance — Dividends and Distributions".

"Dissenting Offeree" has the meaning given to it in Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited — Compulsory Acquisition".

"Distributions" has the meaning given to it in Section 5 of the Offer to Purchase, "Manner of Acceptance — Dividends and Distributions".

"**Effective Date**" means the date on which Victory Nickel first pays for Independent Nickel Shares deposited under the Offer.

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

"**Expiry Date**" means September 23, 2008 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which Independent Nickel Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer".

"**Expiry Time**" means 6:00 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer".

"**forward looking statements**" has the meaning given to it in "Statements Regarding Forward Looking Information".

"**fully-diluted basis**" means, with respect to the number of outstanding Independent Nickel Shares at any time, the number of Independent Nickel Shares that would be outstanding if all rights to acquire Independent Nickel Shares were exercised, including for greater certainty, all Independent Nickel Shares issuable upon the exercise of Independent Nickel Options and warrants, whether vested or unvested.

"**Governmental Entity**" means (a) any Canadian, foreign, multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX; or (e) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Holder**" or "**Holders**" has the meaning given to it in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations — General".

"**including**" (or "**includes**") means including (or includes) without limitation.

"**Independent Nickel**" means Independent Nickel Corp., a corporation existing under the OBCA, and, where the context requires, its subsidiaries.

"**Independent Nickel Option**" means an option to purchase Independent Nickel Shares granted under the Independent Nickel Option Plan.

"**Independent Nickel Option Plan**" means the stock option plan for directors, executive officers, employees and consultants of Independent Nickel.

"**Independent Nickel Share**" means a common share in the capital of Independent Nickel.

"**Information Agent**" means Kingsdale Shareholder Services Inc.

"**laws**" means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "applicable" with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

"Letter of Acceptance and Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on yellow paper).

"Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to: (i) the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, threatened or potential litigation or otherwise), business, operations, financial condition or prospects of Independent Nickel and its subsidiaries taken as a whole; or (ii) the continued ownership, development or operation of any of Independent Nickel's currently held mineral properties.

"MI 61-101" means Multilateral Instrument 61-101 — *Protection of Minority Security Holders in Special Transactions.*

"Minimum Tender Condition" means that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Independent Nickel Shares which, together with the Independent Nickel Shares owned, directly or indirectly, by the Offeror, constitutes at least 66 2/3% of the outstanding Independent Nickel Shares (calculated on a fully diluted basis).

"NI 43-101" means National Instrument 43-101 — *Standards of Disclosure for Mineral Projects.*

"Non-Resident Holder" or " **Non-Resident Holders**" has the meaning given to it in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada".

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery (printed on green paper) in the form accompanying the Offer and Circular.

"OBCA" means the *Business Corporations Act* (Ontario), as amended.

"Offer" means Victory Nickel's offer to purchase the Independent Nickel Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal, and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer to Purchase and the Circular, collectively.

"Offer to Purchase" means the offer to purchase Independent Nickel Shares as described herein.

"Offered Consideration" means the consideration to be paid by Victory Nickel for the Independent Nickel Shares taken up under the Offer.

"Offeror" means Victory Nickel.

"Offeror's Notice" has the meaning given to it in Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited — Compulsory Acquisition".

"person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Proposed Amendments" has the meaning given to it in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations — General".

"**Purchased Securities**" has the meaning given to it in Section 5 of the Offer to Purchase, "Manner of Acceptance — Power of Attorney".

"**Resident Holder**" or "**Resident Holders**" has the meaning given to it in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada".

"**SEC**" means the United States Securities and Exchange Commission.

"**Shareholder**" means a holder of Independent Nickel Shares.

"**Subsequent Acquisition Transaction**" has the meaning given to it in Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited — Subsequent Acquisition Transaction".

"**subsidiary**" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and will include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary.

"**Take-Up Date**" means a date upon which Victory Nickel takes up or acquires Independent Nickel Shares under the Offer.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended.

"**taxable capital gain**" has the meaning given to it in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses".

"**trading day**" means any day on which trading occurs on the TSX.

"**TSX**" means the Toronto Stock Exchange.

"**TSXV**" means the TSX Venture Exchange Inc.

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended, and the rules and regulations promulgated thereunder.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended, and the rules and regulations promulgated thereunder.

"**Victory Nickel**" means Victory Nickel Inc., a corporation existing under the OBCA.

"**Victory Nickel Share**" means a common share in the capital of Victory Nickel.

"**Victory Nickel Share Reference Price**" means the volume weighted average trading price on the TSX of the Victory Nickel Shares over the five business days ending one business day before the Expiry Date in effect, prior to any extension, immediately prior to the initial Take-Up Date.

SUMMARY OF THE OFFER

This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the more detailed information about Victory Nickel, the Offer and the Victory Nickel Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" above.

The Offer

The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Independent Nickel Shares, and including any Independent Nickel Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Independent Nickel that are convertible into or exchangeable or exercisable for Independent Nickel Shares, on the basis of 1 (one) Victory Nickel Share for each 1 (one) Independent Nickel Share.

The Offer is made only for Independent Nickel Shares and is not made for any options, warrants or other rights to acquire Independent Nickel Shares. Any holder of such options, warrants or other rights to acquire Independent Nickel Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise their options, warrants or other rights in order to obtain certificates representing Independent Nickel Shares that may be deposited in accordance with the terms of the Offer.

See Section 1 of the Offer to Purchase, "The Offer".

Victory Nickel

Victory Nickel is a company principally engaged in the exploration, development and acquisition of nickel-bearing properties in Canada. The Victory Nickel Shares are listed on the TSX under the symbol "NI".

Victory Nickel is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and files its continuous disclosure documents with the relevant securities regulatory authorities in those provinces. Such documents are available at *www.sedar.com*.

See Section 1 of the Circular, "Victory Nickel".

Independent Nickel

Independent Nickel is a Canadian company principally engaged in the acquisition, exploration and development of mineral resource properties, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. In April 2007, Independent Nickel acquired a sliding scale net smelter returns royalty in respect of Victory Nickel's Minago project. See Section 1 of the Circular, "Victory Nickel". During the last two years, Independent Nickel's primary focus has been in the exploration and development of the Lynn Lake property and mine in Manitoba. Independent Nickel acquired a 100% interest in the Lynn Lake property in early 2005.

The Independent Nickel Shares are listed and posted for trading on the TSX under the symbol "INI".

Independent Nickel is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta and Ontario and files its continuous disclosure documents with the relevant securities regulatory authorities in those provinces. Such documents are available at *www.sedar.com*.

See Section 2 of the Circular, "Independent Nickel".

Purpose of the Offer

The purpose of the Offer is to enable Victory Nickel to acquire all of the outstanding Independent Nickel Shares.

Strategic Rationale for the Proposed Acquisition

Victory Nickel believes that the proposed business combination of Victory Nickel and Independent Nickel presents a unique opportunity to create a premier nickel company with a diverse property portfolio.

The proposed acquisition of Independent Nickel is complementary to Victory Nickel's Manitoba properties, including existing regional infrastructure and development opportunities. Accordingly, the combination of Independent Nickel and Victory Nickel provides an opportunity to optimize the value of their respective Manitoba projects. Victory Nickel's management strength will provide access to capital and the experience and expertise to develop Independent Nickel's properties and other development and exploration projects going forward.

For Shareholders, the Offer represents a substantial premium to the pre-announcement trading price of Independent Nickel Shares. The Offer represents a premium of approximately 32% over the closing price of the Independent Nickel Shares on the TSX on August 18, 2008, the last day of trading prior to announcement of the Offer, and a premium of approximately 38% over the volume-weighted average price of the Independent Nickel Shares on the TSX for the 20 trading days ended August 18, 2008. The Offer also provides Shareholders with superior value compared with the issue price of Independent Nickel Shares pursuant to the proposed Private Placement (as defined below), which would result in the creation of a control position of up to approximately 57% of Independent Nickel Shares being held by a single entity. The combination of Victory Nickel and Independent Nickel will also result in significantly enhanced liquidity for Independent Nickel shareholders as compared to the potential for significantly reduced liquidity resulting from the Private Placement (as defined below) which will leave current Independent Nickel shareholders in a minority shareholder position.

The proposed acquisition of Independent Nickel will diversify Shareholders' risk associated with Independent Nickel's sole reliance on its Lynn Lake project, reduce general and administrative costs expected to result from a larger company, offer increased depth of management through the combined and complementary talents of Victory Nickel and Independent Nickel and allow Shareholders continued participation in the future development of additional Victory Nickel properties through the ownership of Victory Nickel Shares. The proposed acquisition will also result in the effective elimination of Independent Nickel's royalty interest in the Minago property. As a shareholder of Victory Nickel, Shareholders will benefit from all of the upside potential of the Minago project rather than simply the royalty interest therein. Eligible Shareholders will have the ability to receive Victory Nickel Shares on a tax deferred basis.

These anticipated benefits are based on various assumptions and are subject to various risks. See "Statements Regarding Forward Looking Information" and Section 5 of the Circular, "Risk Factors Related to the Offer".

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Independent Nickel Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer to Purchase, "Conditions of the Offer", are satisfied or, where permitted, waived at or prior to the Expiry Time. These conditions include, among others, the condition that:

- the resolution (or any amendment or variation thereof) to be considered at the meeting of holders of Independent Nickel Shares scheduled to be held September 17, 2008 respecting the proposed financing of Independent Nickel by a private company in the Hunter Dickinson group ("**HD**") which would result in HD holding up to approximately 57% of the then outstanding Independent Nickel Shares (assuming the exercise of warrants to be issued in connection with the proposed financing) or any variation thereof (the "**Private Placement**") <u>**not**</u> having been approved at such meeting or any adjournment(s) thereof;

- there being validly deposited under the Offer and not withdrawn at the Expiry Time, Independent Nickel Shares representing, together with Independent Nickel Shares owned, directly or indirectly, by the Offeror, not less than 66 2/3% of the total outstanding Independent Nickel Shares (calculated on a fully-diluted basis);

- no amount of money being or being agreed to be borrowed by Independent Nickel from, or owed or otherwise becoming payable by Independent Nickel to, HD or any of its affiliates as a result of any agreement, dispute or claim as between Independent Nickel and HD or any of its affiliates, or otherwise, and no other agreement or other obligation between Independent Nickel and HD or any of its affiliates existing as at the Expiry Time; and

- no agreement, obligation or arrangement of any kind to transfer or dispose of any asset of Independent Nickel or any of its affiliates existing as at the Expiry Time.

See Section 2 of the Offer to Purchase, "Conditions of the Offer", for all of the conditions of the Offer.

Time for Acceptance

The Offer is open for acceptance until 6:00 p.m. (Toronto time) on September 23, 2008 or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion unless the Offer is extended or withdrawn by the Offeror. See Section 4 of the Offer to Purchase, "Time for Acceptance".

Manner of Acceptance

The Offer may be accepted by Shareholders by delivering certificates representing Independent Nickel Shares that are being deposited, together with a duly completed and signed Letter of Acceptance and Transmittal to the offices of the Depositary specified in the Letter of Acceptance and Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time. Shareholders whose certificates for Independent Nickel Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. **Shareholders whose Independent Nickel Shares are registered in the name of a stockbroker, investment dealer, commercial bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.**

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario, prior to the Expiry Time.

See Section 5 of the Offer to Purchase, "Manner of Acceptance".

Payment for Deposited Shares

Upon the terms and subject to the conditions of the Offer, Victory Nickel will take up Independent Nickel Shares validly deposited under the Offer and not withdrawn as soon as possible, but in any event not later than three business days after Victory Nickel becomes obligated by the terms of the Offer to take-up the Independent Nickel Shares. Any Independent Nickel Shares deposited under the Offer after the first date on which Independent Nickel Shares have been taken up by Victory Nickel will be taken up and paid for not later than 10 days after such deposit. See Section 3 of the Offer to Purchase, "Take-Up and Payment for Deposited Shares".

Right to Withdraw Deposited Shares

Independent Nickel Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Independent Nickel Shares have been taken up by the Offeror pursuant to the

Offer and in the other circumstances discussed in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Independent Nickel Shares".

Acquisition of Independent Nickel Shares Not Deposited Under the Offer

If the conditions of the Offer are satisfied or waived and Victory Nickel takes up and pays for Independent Nickel Shares validly deposited under the Offer, Victory Nickel intends to take such action as is necessary, including effecting a Compulsory Acquisition of those Independent Nickel Shares not deposited under the Offer, causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Independent Nickel and Victory Nickel, or an affiliate of Victory Nickel, for the purpose of enabling Victory Nickel or an affiliate of Victory Nickel to acquire all Independent Nickel Shares not acquired pursuant to the Offer. Victory Nickel intends that the value of the consideration offered per Independent Nickel Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Victory Nickel Share shall be deemed to be at least equal in value to each Victory Nickel Share offered under the Offer). See Section 6 of the Circular, "Acquisition of Independent Nickel Shares Not Deposited".

Certain Canadian Federal Income Tax Considerations

A Holder who is resident in Canada, who holds Independent Nickel Shares as capital property and who disposes of such shares to Victory Nickel under the Offer will generally not realize a capital gain (or a capital loss) unless the Holder chooses to do so.

Non-Resident Holders will generally not be subject to tax under the Tax Act in respect of the exchange of their Independent Nickel Shares for Victory Nickel Shares under the Offer.

Holders should review the more detailed information under Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations", and consult with their own tax advisors regarding their particular circumstances.

Risk Factors Related to the Offer

An investment in Victory Nickel Shares is subject to certain risks. Shareholders should carefully review the risk factors set out in the Offer and Circular before depositing Independent Nickel Shares pursuant to the Offer. See Section 5 of the Circular, "Risk Factors Related to the Offer", and the other information contained in, or incorporated by reference into, the Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of Victory Nickel and Independent Nickel upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction) may also adversely affect Victory Nickel's business.

Depositary

Victory Nickel has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Deposited Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Independent Nickel Shares purchased by Victory Nickel pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Victory Nickel for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Victory Nickel has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Information Agent

Victory Nickel has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer to provide a resource for information for Shareholders. The Information Agent will receive reasonable and customary compensation from Victory Nickel for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Summary Financial Information

The tables set out below include a summary of: (i) Victory Nickel's historical financial information as at and for the period from inception, February 1, 2007 to December 31, 2007 and as at and for the six months ended June 30, 2008; (ii) Independent Nickel's historical financial information as at and for the years ended December 31, 2007 and 2006 and as at and for the six months ended June 30, 2008; and (iii) unaudited pro forma consolidated financial information for Victory Nickel for the six months ended June 30, 2008 and for the period from inception, February 1, 2007 to December 31, 2007. The historical financial information for the period from inception, February 1, 2007 to December 31, 2007 has been derived from Victory Nickel's audited financial statements. The historical information for the six months ended June 30, 2008 has been derived from Victory Nickel's unaudited interim financial statements as at June 30, 2008. The historical financial information for Independent Nickel as at and for the years ended December 31, 2007 and 2006 has been derived from Independent Nickel's audited consolidated financial statements. The unaudited pro forma consolidated financial information for Victory Nickel has been derived from: (i) the unaudited interim consolidated financial statements of Independent Nickel as at June 30, 2008; (ii) the unaudited interim financial statements of Victory Nickel as at June 30, 2008; (iii) the audited consolidated financial statements of Independent Nickel as at December 31, 2007; (iv) the audited financial statements of Victory Nickel as at December 31, 2007; and (v) such other supplementary information as was available to Victory Nickel and considered necessary to give pro forma effect to the acquisition of Independent Nickel by Victory Nickel.

The summary unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Victory Nickel and the accompanying notes thereto included in the Circular. The unaudited pro forma consolidated balance sheet for Victory Nickel gives effect to the proposed acquisition of Independent Nickel as if it had occurred as at June 30, 2008 and the unaudited pro forma consolidated statements of operations give effect to the proposed acquisition of Independent Nickel as if it had occurred as at January 1, 2007. In preparing the unaudited pro forma consolidated financial information, management of Victory Nickel has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Victory Nickel and Independent Nickel due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial information. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Victory Nickel and accompanying notes included in Schedule "A" to the Offer and Circular.

Summary Financial Information for Victory Nickel
(All dollar amounts are in thousands, except per share amounts)

	Six Months Ended June 30, 2008	Period [1] Ended December 31, 2007
Statement of Operations Data		
Revenue	$ 154	$ 559
Expenses	1,115	3,012
Net loss for the period	$ (950)	$ (2,228)
Loss per share - basic and diluted	$ (0.01)	$ (0.01)
Weighted average common shares outstanding	176,811,000	171,542,000

[1] Period from inception, February 1, 2007 to December 31, 2007.

	As at June 30, 2008		As at December 31, 2007	
Balance Sheet Data				
Cash and cash equivalents	$	2,746	$	12,885
Other current assets		3,719		483
Exploration and development projects		23,268		15,762
Other non-current assets		280		280
Total assets	$	30,013	$	29,410
Current liabilities	$	2,211	$	983
Future income taxes		5,024		1,689
Shareholders' equity		22,778		26,738
Total liabilities and shareholders' equity	$	30,013	$	29,410

Summary Consolidated Financial Information for Independent Nickel
(All dollar amounts are in thousands, except per share amounts)

	Six Months Ended June 30, 2008		Year Ended December 31, 2007		Year Ended December 31, 2006	
Consolidated Statement of Operations Data						
Revenue	$	109	$	345	$	9
Expenses		954		2,960		1,101
Net loss for the period	$	(702)	$	(1,871)	$	(527)
Loss per share - basic and diluted	$	(0.01)	$	(0.04)	$	(0.02)
Common shares outstanding [(1)]		60,613,738		52,982,645		25,253,737

[(1)] Weighted average for the years ended December 31, 2007 and 2006.

	As at June 30, 2008		As at December 31, 2007		As at December 31, 2006	
Consolidated Balance Sheet Data						
Cash and cash equivalents	$	4,037	$	7,047	$	4,927
Other current assets		283		1,159		113
Exploration and development projects		10,624		7,893		2,715
Mineral royalty		6,346		6,345		-
Other non-current assets		87		91		18
Total assets	$	21,377	$	22,535	$	7,773
Current liabilities	$	590	$	1,562	$	349
Future income taxes		817		-		-
Shareholders' equity		19,970		20,973		7,424
Total liabilities and shareholders' equity	$	21,377	$	22,535	$	7,773

Summary Unaudited Consolidated Pro Forma Financial Information for Victory Nickel
(All dollar amounts are in thousands, except per share amounts)

	Six Months Ended June 30, 2008	Period [(1)] Ended December 31, 2007
Consolidated Pro Forma Statement of Operations Data		
Revenue	$ 263	$ 904
Expenses	2,069	5,972
Net loss for the period	$ (1,652)	$ (4,099)
Loss per share - basic and diluted	$ (0.01)	$ (0.02)

(1) Period from inception of Victory Nickel, February 1, 2007 to December 31, 2007; incorporating results of Independent Nickel on a pro forma basis for the year ended December 31, 2007.

	As at June 30, 2008
Consolidated Pro Forma Balance Sheet Data	
Cash and cash equivalents	$ 5,650
Other current assets	4,002
Exploration and development projects	41,791
Other non-current assets	367
Total assets	$ 51,810
Current liabilities	$ 2,801
Future income taxes	5,841
Shareholders' equity	43,168
Total liabilities and shareholders' equity	$ 51,810

OFFER TO PURCHASE

August 19, 2008

TO: THE HOLDERS OF COMMON SHARES OF INDEPENDENT NICKEL

The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer to Purchase and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer to Purchase but not otherwise defined herein are defined in the section entitled "Glossary".

1. The Offer

The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Independent Nickel Shares other than any Independent Nickel Shares owned directly or indirectly by the Offeror and including any Independent Nickel Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Independent Nickel that are convertible into or exchangeable or exercisable for Independent Nickel Shares, on the basis of 1 (one) Victory Nickel Share for each 1 (one) Independent Nickel Share.

The Offer is made only for Independent Nickel Shares and is not made for any options, warrants or other rights to acquire Independent Nickel Shares.

Any holder of Independent Nickel Options, warrants or other rights to acquire Independent Nickel Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or exchange the options, warrants or other rights in order to obtain certificates representing Independent Nickel Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Independent Nickel Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Fractional Victory Nickel Shares will not be issued in connection with the Offer. Where on any Take-Up Date the aggregate number of Victory Nickel Shares to be issued to any Shareholder in exchange for such Shareholder's Independent Nickel Shares would result in a fraction of a Victory Nickel Share being issuable, the number of Victory Nickel Shares to be received by such Shareholder will be rounded down to the nearest whole Victory Nickel Share and, in lieu of a fractional Victory Nickel Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Victory Nickel Share Reference Price multiplied by the fractional share amount. All cash payable in lieu of fractional Victory Nickel Shares will be denominated in Canadian dollars.

The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2. Conditions of the Offer

The Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Independent Nickel Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) the resolution (or any amendment or variation thereof) to be considered at the meeting of holders of Independent Nickel Shares scheduled to be held September 17, 2008 (the "**Meeting**") respecting the proposed financing of Independent Nickel by any private company or person in the

Hunter Dickinson group ("**HD**") which would result in HD holding up to approximately 57% of the then outstanding Independent Nickel Shares (assuming the exercise of warrants to be issued in connection with the proposed financing) or any variation thereof (the "**Private Placement**") **not** having been approved at the Meeting or any adjournment(s) thereof;

(b) the Minimum Tender Condition;

(c) that there be no adjournment of the Meeting;

(d) that there be no amendment to the terms of the Private Placement or any agreement, obligation or arrangement of any kind in relation thereto from the date of the Offer;

(e) no amount of money being or being agreed to be borrowed by Independent Nickel from, or owed or becoming payable by Independent Nickel to, HD or any of its affiliates as a result of any agreement, dispute or claim as between Independent Nickel and HD or any of its affiliates, or otherwise, and no other agreement or other obligation between Independent Nickel and HD or any of its affiliates existing as at the Expiry Time;

(f) no agreement, obligation or arrangement of any kind to transfer or dispose of any asset of Independent Nickel or any of its affiliates existing as at the Expiry Time;

(g) neither Independent Nickel nor any of its subsidiaries shall have authorized or proposed, or announced an intention to effect, or shall have entered into any agreement; obligation, or arrangement with respect to any matter which would make it inadvisable for the Offeror to proceed with the Offer and/or take up and pay for the Independent Nickel Shares under the Offer, including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any issue of Independent Nickel Shares (other than in accordance with the current terms of Independent Nickel Options and warrants outstanding as of the date of the Offer), Independent Nickel Options, warrants or other securities of Independent Nickel to any person or than a wholly-owned subsidiary of the Company, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, capital reorganization (including, without limitation, any division, combination, reclassification, consolidation, conversion or other change any of Independent Nickel Shares or its capitalization), business combination or similar transaction involving Independent Nickel or any of its subsidiaries, or any capital expenditure by Independent Nickel or any of its subsidiaries not in the ordinary course of business and consistent with past practice;

(h) all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law, policy or practice (other than as referred to in paragraph (i) below) (including, those of any provincial securities authorities, stock exchanges, other securities regulatory authorities or U.S. state or federal authorities) in connection with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to Victory Nickel, in its sole discretion, acting reasonably;

(i) no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

(i) to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of the Independent Nickel Shares or the right of the Offeror to own or exercise full rights of ownership of the Independent Nickel Shares; or

(ii) which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Independent Nickel Shares deposited under the Offer; or

(iii) seeking to obtain from the Offeror or any of its subsidiaries or Independent Nickel or any of its subsidiaries any material damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction); or

(iv) seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Independent Nickel or its subsidiaries or to compel the Offeror or its subsidiaries to dispose of or hold separate any material portion of the business or assets of Independent Nickel or any of its subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(j) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Independent Nickel Shares deposited under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(k) all necessary orders, authorizations or consents which are required under all applicable securities laws and the rules and policies of the TSX for the offering, issuance and listing of the Victory Nickel Shares under the Offer shall have been obtained;

(l) the Offeror, in its sole judgement, shall have determined that no Material Adverse Effect shall have occurred or arisen; and

(m) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any public document filed by or on behalf of Independent Nickel with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. If Victory Nickel waives the Minimum Tender Condition on a date that is less than 10 days prior to the Expiry Date, it shall extend the Offer for at least such period of time as is necessary to ensure that the Offer does not expire before 10 days after the date that the notice of variation in respect of such waiver has been delivered. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of this Offer to Purchase, "Notice and Delivery", and will provide a copy of such notice to the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all Independent Nickel Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Independent Nickel Shares deposited under the Offer and the Depositary will promptly return all Independent Nickel Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of this Offer to Purchase, "Return of Deposited Shares".

3. Take-Up and Payment for Deposited Shares

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 2 of this Offer to Purchase, "Conditions of the Offer"), the Offeror will take up Independent Nickel Shares validly deposited under the Offer and not withdrawn pursuant to Section 8 of this Offer to Purchase, "Right to Withdraw Deposited Independent Nickel Shares", as soon as possible, but in any event not later than three business days after the Offeror becomes obligated by the terms of the Offer to take-up the Independent Nickel Shares. Any Independent Nickel Shares deposited under the Offer after the first date on which Independent Nickel Shares have been taken up by the Offeror will be taken up and paid for not later than 10 days after such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Independent Nickel Shares or to terminate the Offer and not take up or pay for any Independent Nickel Shares if any condition of the Offer is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Independent Nickel Shares in order to comply, in whole or in part, with any applicable law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Independent Nickel Shares validly deposited and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Toronto, Ontario.

The Offeror will pay for Independent Nickel Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Victory Nickel Shares and sufficient funds (for fractional Victory Nickel Shares, if any) for transmittal to persons who have deposited Independent Nickel Shares under the Offer. The Depositary will act as the agent of the persons who have deposited Independent Nickel Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from the Offeror and transmitting such Offered Consideration to such persons. Receipt of the share certificates and cash, if any, representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Independent Nickel Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Independent Nickel Shares on the purchase price of Independent Nickel Shares purchased by the Offeror, regardless of any delay in making such payment.

Settlement with each Shareholder who has validly deposited and not validly withdrawn Independent Nickel Shares under the Offer will be made by the Depositary forwarding a certificate for the Victory Nickel Shares to which such Shareholder is entitled and a cheque for an amount in Canadian dollars to which such Shareholder is entitled, if any (in satisfaction of any fractional Victory Nickel Shares that would have been otherwise payable to such Shareholder). Subject to the foregoing and unless otherwise directed by the Letter of Acceptance and Transmittal, the certificates and cheque, if any, will be issued in the name of the registered Shareholder of the Independent Nickel Shares so deposited. Unless the person depositing the Independent Nickel Shares instructs the Depositary to hold the certificates representing the Victory Nickel Shares and cheques, if any, for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, the certificates and cheque, if any, will be forwarded by first class insured mail to such person at the address specified in the Letter of Acceptance and Transmittal. If no such address is specified, the certificates and cheque, if any, will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Independent Nickel. Certificates and cheques, if any, mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, of if certificates are submitted for more Independent Nickel Shares than are deposited, certificates for unpurchased Independent Nickel Shares will be returned, at the Offeror's expense, to the depositing Shareholder as soon as it is practicable following the Expiry Time or withdrawal or early termination of the Offer. Unless otherwise directed in the Letter of Acceptance and Transmittal, certificates representing unpurchased Independent Nickel Shares will be forwarded to the address of the registered Shareholder as shown on the securities register maintained by Independent Nickel.

Shareholders depositing Independent Nickel Shares will not be required to pay any fee or commission if they accept the Offer by depositing their Independent Nickel Shares directly with the Depositary to accept the Offer. If you own your Independent Nickel Shares through a broker or other nominee and your broker or nominee tenders your Independent Nickel Shares on your behalf, your broker or nominee may charge you a fee for doing so.

4. Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn by the Offeror in accordance with applicable law and the Support Agreement, until 6:00 p.m. (Toronto time) on September 23, 2008. See Section 6 of this Offer to Purchase, "Extensions, Variations and Changes to the Offer".

5. Manner of Acceptance

Letter of Acceptance and Transmittal

The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at any of the offices specified in the Letter of Acceptance and Transmittal no later than the Expiry Time:

(a) a Letter of Acceptance and Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal;

(b) the certificate(s) representing the Independent Nickel Shares in respect of which the Offer is being accepted; and

(c) any other documents required by the instructions set out in the Letter of Acceptance and Transmittal.

Participants in CDS should contact the Depositary with respect to the deposit of their Independent Nickel Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Independent Nickel Shares under the Offer. No fee or commission will be payable by Shareholders who deposit their Independent Nickel Shares pursuant to the Offer directly to the Depositary to accept the Offer.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Acceptance and Transmittal.

Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Independent Nickel Shares may deposit certificates representing Independent Nickel Shares pursuant to the procedure for guaranteed delivery described below.

Currency of Payment

The cash payable under the Offer in lieu of fractional Victory Nickel Shares will be denominated in Canadian dollars.

Signature Guarantees

No signature guarantee is required on the Letter of Acceptance and Transmittal if:

(a) the Letter of Acceptance and Transmittal is signed by the registered owner of the Independent Nickel Shares exactly as the name of the registered Shareholder appears on the Independent Nickel Share certificate deposited therewith, and the certificates for Victory Nickel Shares issuable and the cash payable, if any, in each case under the Offer, are to be delivered directly to such registered Shareholder; or

(b) Independent Nickel Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Independent Nickel Shares is registered in the name of a person other than the signatory of a Letter of Acceptance and Transmittal or if the certificates for the Victory Nickel Shares issuable and the cash payable, if any, are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

The method of delivery of Independent Nickel Shares, the Letter of Acceptance and Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificates for Independent Nickel Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Independent Nickel Shares by the Depositary.

A Shareholder who wishes to deposit Independent Nickel Shares under the Offer and whose Independent Nickel Shares are registered in the name of a stockbroker, investment dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Independent Nickel Shares under the Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Independent Nickel Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Acceptance and Transmittal to the Depositary by the Expiry Time, those Independent Nickel Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario, at or before the Expiry Time; and

(c) the certificate(s) representing the Deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal (or a manually signed facsimile thereof), relating to such Independent Nickel Shares, with signatures guaranteed if so required in accordance with the Letter of Acceptance and Transmittal, and all other documents required by such Letter of Acceptance and Transmittal, are received at the Toronto, Ontario, office of the Depositary by 6:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying certificate and other required documents to any other office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Independent Nickel Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Independent Nickel Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of this Document.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Independent Nickel Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Independent Nickel Shares determined by it not to be in proper form, or the issue of Victory Nickel Shares and payment of cash, if any, in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer; or (ii) any defect or irregularity in any deposit of Independent Nickel Shares. No deposit of Independent Nickel Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Independent Nickel Shares or in making payments in lieu of fractional Victory Nickel Shares to any person on account of Independent Nickel Shares accepted for exchange pursuant to the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Independent Nickel Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Independent Nickel Shares covered by the Letter of Acceptance and Transmittal delivered to the Depositary (the "**Deposited Shares**") and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

Power of Attorney

An executed Letter of Acceptance and Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer into the Depositary's accounts with CDS) irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Acceptance and Transmittal or book-entry transfer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "**Appointee**") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. The Letter of Acceptance and Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Independent Nickel; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Independent Nickel; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Independent Nickel and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Binding Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Independent Nickel Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Acceptance and Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited under the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Acceptance and Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable laws, by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Victory Nickel Shares), the Offeror will give written notice of such change to the Depositary at its office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Independent Nickel. In addition, the Offeror will provide a copy of such notice to the TSX and the applicable regulatory authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

During any extension of the Offer, all Independent Nickel Shares previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of this Offer to Purchase, "Right to Withdraw Deposited Independent Nickel Shares". An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer to Purchase, "Conditions of the Offer".

Under applicable Canadian provincial securities laws, if there is a variation in the terms of the Offer, the period during which Independent Nickel Shares may be deposited under the Offer will not expire before 10 days after the date that the notice of variation has been delivered.

If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Independent Nickel Shares are taken up under the Offer.

7. Changes in Capitalization of Independent Nickel; Liens

If, on or after the date of the Offer, Independent Nickel should divide, combine, reclassify, consolidate, convert or otherwise change any of the Independent Nickel Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer to Purchase, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

Independent Nickel Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Independent Nickel Shares, whether or not separated from the Independent Nickel Shares, but subject to any Independent Nickel Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Independent Nickel should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Independent Nickel Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Independent Nickel in respect of Independent Nickel Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations".

8. Right to Withdraw Deposited Independent Nickel Shares

Except as otherwise provided in this Section 8, all deposits of Independent Nickel Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable laws, any Independent Nickel Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Independent Nickel Shares have been taken up by the Offeror pursuant to the Offer;

(b) if the Independent Nickel Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

   (i) a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Victory Nickel Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

   (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Independent Nickel Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Independent Nickel Shares. Any such notice of withdrawal must: (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Acceptance and Transmittal (or Notice of Guaranteed Delivery) that accompanied the Independent Nickel Shares to be withdrawn; (iii) specify the number of Independent Nickel Shares to be withdrawn, the name of the registered Shareholder and the certificate number shown on the share certificate(s) representing each Independent Nickel Share to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit for the applicable Independent Nickel Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Shareholder exactly as the name of the registered Shareholder appears on the certificate representing Independent Nickel Shares deposited with the Letter of Acceptance and Transmittal or if the Independent Nickel Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. **A withdrawal of Independent Nickel Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.**

Alternatively, if Independent Nickel Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Independent Nickel Shares and otherwise comply with the procedures of CDS.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Independent Nickel Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Independent Nickel Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer to Purchase, "Manner of Acceptance".

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for or exchanging the Independent Nickel Shares or is unable to take up or pay for or exchange Independent Nickel Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Independent Nickel Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

9. Return of Deposited Shares

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Independent Nickel Shares than are deposited, certificates for unpurchased Independent Nickel Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Independent Nickel Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Independent Nickel Shares deposited by book-entry transfer of such Independent Nickel Shares pursuant to the procedures set forth in Section 5 of this Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer", such Independent Nickel Shares will be credited to the depositing Shareholder's account maintained with CDS. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Independent Nickel or its transfer agent, as soon as practicable after the termination of the Offer.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Independent Nickel Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer to Purchase, "Notice and Delivery", the deposit of cheques, share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Independent Nickel Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer to Purchase, "Notice and Delivery".

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Shareholders if it is mailed by prepaid, first class mail to the registered Shareholders at their respective addresses appearing in the appropriate registers maintained by Independent Nickel in respect of the Independent Nickel Shares and will be deemed, unless otherwise specified by applicable laws, to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. Except as otherwise required or permitted by law, in the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (i) it is given to the TSX for dissemination through its facilities; (ii) if it is published once in the National Edition of *The Globe and Mail* or the *National Post*; or (iii) it is given to Marketwire News Wire Service for dissemination through its facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Independent Nickel Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Common Shares by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time subject to and in accordance with applicable securities laws. In no event will the Offeror make any such purchases of Common Shares through the facilities of the TSX until the third business day following the date of the Offer. If the Offeror should acquire Common Shares by making purchases through the facilities of the TSX, the Common Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled. The aggregate number of Common Shares acquired in this manner will not exceed 5% of the Independent Nickel Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law immediately after the close of business of the TSX on each day on which such Independent Nickel Shares have been purchased.

Although the Offeror has no current intention to do so, subject to compliance with applicable securities laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Independent Nickel Shares taken up and paid for under the Offer.

13. Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The provisions of the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Shareholders depositing Independent Nickel Shares to receive payment for Independent Nickel Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction to the courts of the Province of Ontario.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Independent Nickel Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the validity of any deposit of Independent Nickel Shares, and the validity of any withdrawals of Independent Nickel Shares.

The Offer to Purchase and the accompanying Circular constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: August 19, 2008

VICTORY NICKEL INC.

René R. Galipeau
Vice-Chairman and Chief Executive Officer

Robert G. Wardell
Vice-President, Finance and Chief Financial Officer

CIRCULAR

This Circular is furnished in connection with the Offer to Purchase dated August 19, 2008 by Victory Nickel to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Independent Nickel Shares, including any Independent Nickel Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of Independent Nickel that are convertible into or exchangeable or exercisable for Independent Nickel Shares. The terms and provisions of the Offer, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders are urged to refer to the Offer to Purchase for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer to Purchase are used in the Circular with the same meaning unless the context otherwise requires.

1. Victory Nickel

Victory Nickel is principally engaged in the exploration, development and acquisition of nickel-bearing properties in Canada.

Victory Nickel's strategy is to increase shareholder value through increases in resources, reserves, production, net asset value and long-term cash flow and earnings per share. Victory Nickel's strategy also consists of investing in quality exploration and development projects and acquiring potentially accretive companies, properties and projects.

Victory Nickel was incorporated on December 20, 2006 for the purpose of being involved in an arrangement with Nuinsco Resources Limited ("**Nuinsco**") and 2122721 Ontario Limited, which arrangement was effected February 1, 2007 and resulted in Victory Nickel acquiring the Minago, Mel and Lac Rocher projects. Victory Nickel is governed by the OBCA and its registered and principal offices are located at the Victory Nickel Building, Suite 1802, 80 Richmond Street West, Toronto, Ontario M5H 2A4.

Victory Nickel is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and files its continuous disclosure documents with the relevant securities regulatory authorities in those provinces. Such documents are available at *www.sedar.com*.

Victory Nickel owns three advanced sulphide nickel projects, the Mel and Minago projects located in Manitoba and the Lac Rocher project in Québec. Victory Nickel is advancing a definitive feasibility study, expected to be completed this year, on the Minago Project; the Lac Rocher Project is currently in the preliminary economic assessment stage; and, the near-term production potential of the Mel Project is also being evaluated.

The material properties of Victory Nickel as of December 31, 2007 were as follows:

Property	Location	Property Ownership
Minago	Manitoba	100%
Mel	Manitoba	100%
Lac Rocher	Québec	100%

Lac Rocher

On February 2, 1998, Nuinsco, the former owner of Lac Rocher, signed an option agreement with three individuals permitting Nuinsco to obtain a 100% interest in the Lac Rocher property that initially consisted of 20 claims. These 20 claims are subject to a production royalty calculated at the rate of $0.50 per tonne on all ore mined and milled from the claims for the life of any mine developed on the property.

The Lac Rocher property is subject to a discovery incentive plan ("**DIP**") to reward certain directors and former officers of Victory Nickel with a 2% net smelter royalty ("**NSR**") for mines that were discovered on certain properties prior to the expiry of the DIP. The NSR is payable only on revenues earned after recovery of all development costs for any mine on the property. The terms of the DIP provide Victory Nickel with a right of first refusal on any proposed disposition of the NSR. In addition, the DIP contains put/call provisions under which Victory Nickel may be required to purchase, or may exercise an option to purchase, the NSR at the value of its discounted cash flows. The Lac Rocher property is the only property subject to the DIP. As the Lac Rocher property is not yet in production, no royalties are currently payable and Victory Nickel considers these options to have a value of nil.

Mel

Under the terms of an agreement made effective August 31, 1999, as amended, Victory Nickel has the right and option to earn a 100% interest in the Mel property by incurring aggregate expenditures up to $2,000,000 by February 28, 2008, of which $500,000 must be spent on the Mel claims. Victory Nickel has incurred the required expenditures and has earned a 100% interest. The holder of the Mel claims (Vale Inco Limited) has the right to buy back up to 51% interest in the Mel property by funding 100% of the next $6,000,000 of expenditures.

Minago

Victory Nickel is the holder and 100% owner of the mineral leases (ML-002, ML-003) and mineral claims (KON 1 to KON 4, BARNEY 1 to BARNEY 6 and MIN 4 to MIN 5) comprising the Minago Project. The KON 1 to KON 4 mineral claims and mineral leases ML-002 and ML-003 are subject to a sliding net smelter returns royalty ("**NSRR**") pursuant to a purchase and sale agreement between Black Hawk Mining Inc. and Nuinsco dated November 3, 1999, as follows:

(a) a 1.0% NSRR when the average nickel price per pound received by Victory Nickel during any fiscal quarter is US$4.00 per pound or less;

(b) a 1.5% NSRR when the average nickel price per pound received by Victory Nickel during any fiscal quarter is US$4.01 per pound or greater and less than US$5.01 per pound;

(c) a 2.0% NSRR when the average nickel price per pound received by Victory Nickel during any fiscal quarter is US$5.00 per pound or greater and less than US$6.01 per pound;

(d) a 3.0% NSRR when the average nickel price per pound received by Victory Nickel during any fiscal quarter is greater than US$6.01 per pound.

The NSRR was payable to Glencairn Gold Corporation as a result of its acquisition of the assets of Black Hawk Mining Inc. but was subsequently sold and is currently held by Independent Nickel.

Authorized and Outstanding Share Capital

Victory Nickel is authorized to issue an unlimited number of Victory Nickel Shares without par value. As at August 15, 2008, there were 194,969,331 Victory Nickel Shares issued and outstanding. There are no limitations contained in the articles or bylaws of Victory Nickel on the ability of a person who is not a Canadian resident to hold Victory Nickel Shares or exercise the voting rights associated with Victory Nickel Shares. A summary of the rights of the Victory Nickel Shares is set forth below.

Dividends

Holders of Victory Nickel Shares are entitled to receive dividends when, as and if declared by the board of directors of Victory Nickel out of funds legally available therefor. The OBCA provides that directors of a corporation may not declare and such corporation may not pay a dividend if there are reasonable grounds for believing that the corporation is or, after the payment of the dividend, would be unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding up of Victory Nickel, holders of Victory Nickel Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Victory Nickel's indebtedness.

Voting

Holders of Victory Nickel Shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

Price Range and Trading Volumes of Victory Nickel Shares

The Victory Nickel Shares are listed and posted for trading on the TSX under the trading symbol "NI". The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Victory Nickel Shares on the TSX.

	High ($)	Low ($)	Close ($)	Volume (#)
2007				
August................	$0.71	$0.42	$0.55	7,622,336
September..........	$0.65	$0.51	$0.56	4,652,299
October..............	$0.74	$0.52	$0.65	11,943,677
November..........	$0.64	$0.425	$0.48	6,865,950
December...........	$0.53	$0.415	$0.48	5,567,636
2008				
January...............	$0.51	$0.32	$0.35	6,419,013
February.............	$0.38	$0.265	$0.345	7,402,250
March.................	$0.46	$0.315	$0.46	4,194,431
April...................	$0.55	$0.38	$0.46	5,139,520
May.....................	$0.61	$0.425	$0.57	4,280,522
June....................	$0.58	$0.415	$0.47	2,599,353
July....................	$0.46	$0.315	$0.39	2,054,915
August 1 to 18....	$0.40	$0.30	$0.33	1,110,299

Victory Nickel announced its intention to make the Offer on August 19, 2008. On August 18, 2008, the last trading day prior to such announcement, the closing price of the Victory Nickel Shares on the TSX was $0.33. The volume-weighted average price of the Victory Nickel Shares on the TSX for the 20 trading days ending on August 18, 2008 was $0.36.

Victory Nickel Documents Incorporated by Reference and Further Information

The following documents of Victory Nickel are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) revised annual information form for the year ended December 31, 2007 dated August 18, 2008;

(b) audited financial statements, including the notes thereon, and together with the auditor's report, as at December 31, 2007 and for the period since Victory Nickel's inception, February 1, 2007;

(c) management's discussion and analysis of financial condition and results of operations for the period ended December 31, 2007;

(d) management information circular dated April 11, 2008 for Victory Nickel's 2008 annual and special meeting of shareholders held on May 21, 2008;

(e) unaudited interim financial statements, including the notes thereon, for the three months ended March 31, 2008;

(f) management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2008;

(g) material change report filed April 28, 2008 concerning an increase in the estimated amount of hydraulic fracturing sand at Victory Nickel's Minago property;

(h) material change report filed July 31, 2008 concerning the closing of a non-brokered private placement of $8.1 million in common shares issued on a flow-through basis;

(i) unaudited interim financial statements, including the notes thereon, for the three and six months ended June 30, 2008; and

(j) management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2008.

Any documents of Victory Nickel of the type referred to above (excluding confidential material change reports) filed by Victory Nickel with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authorities in each province in which Victory Nickel is a reporting issuer. Copies of the documents incorporated by reference in the Circular regarding Victory Nickel may be obtained on request without charge from the Corporate Secretary, Victory Nickel Inc., Suite 1802, 80 Richmond Street West, Toronto, Ontario M5H 2A4 or by telephone at (416) 363-8527. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at *www.sedar.com*.

Information contained in or otherwise accessed through Victory Nickel's website, *www.victorynickel.ca*, or any other website does not form part of this Offer and Circular.

Pro forma Selected Financial Information

The tables set out herein include a summary of: (i) Victory Nickel's historical financial information as at and for the period from inception, February 1, 2007 to December 31, 2007 and as at and for the six months ended June 30, 2008; and (ii) Independent Nickel's historical financial information as at and for the years ended December 31, 2007 and 2006 and as at and for the six months ended June 30, 2008; and (iii) unaudited pro forma consolidated financial information for Victory Nickel for the six months ended June 30, 2008 and for the period from inception, February 1, 2007 to December 31, 2007. The historical financial information for the period from inception, February 1, 2007 to December 31, 2007 has been derived from Victory Nickel's audited financial statements. The historical information for the six months ended June 30, 2008 has been derived from Victory Nickel's unaudited interim financial statements as at June 30, 2008. The historical financial information for Independent Nickel as at and for the years ended December 31, 2007 and 2006 has been derived from Independent Nickel's audited consolidated financial statements. The unaudited pro forma consolidated financial information for Victory Nickel has been derived from: (i) the unaudited interim consolidated financial statements of Independent Nickel as at June 30, 2008; (ii) the unaudited interim financial statements of Victory Nickel as at June 30, 2008; (iii) the audited consolidated financial statements of Independent Nickel as at December 31, 2007; (iv) the audited financial statements of Victory Nickel as at December 31, 2007; and (v) such other supplementary information as was available to Victory Nickel and considered necessary to give pro forma effect to the acquisition of Independent Nickel by Victory Nickel.

The summary unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Victory Nickel and the accompanying notes thereto included in the Circular. The unaudited pro forma consolidated balance sheet for Victory Nickel gives effect to the proposed acquisition of Independent Nickel as if it had occurred as at June 30, 2008 and the unaudited pro forma consolidated statements of operations give effect to the proposed acquisition of Independent Nickel as if it had occurred as at January 1, 2007. In preparing the unaudited pro forma consolidated financial information, management of Victory Nickel has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Victory Nickel and Independent Nickel due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial information. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Victory Nickel and accompanying notes included in Schedule "A" to the Offer and Circular.

2. Independent Nickel

The information concerning Independent Nickel contained in the Offer to Purchase and this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Victory Nickel does not have any knowledge that would indicate that any statements contained herein relating to Independent Nickel taken from or based upon such documents and records are inaccurate or incomplete, neither Victory Nickel nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Independent Nickel taken from or based upon such documents and records, or for any failure by Independent Nickel to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Victory Nickel.

Overview

Independent Nickel is a Canadian company principally engaged in the acquisition, exploration and development of mineral resource properties, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. During the last two years, Independent Nickel's primary focus has been in the exploration and development of the Lynn Lake property and mine in Manitoba. Independent Nickel acquired a 100% interest in the Lynn Lake property in early 2005.

The Company was incorporated under the *Companies Act* (British Columbia) under the name 'Decade Development Ltd. (N.P.L.)' with an authorized share capital of 3,000,000 shares with a nominal value of $0.50 per share on April 24, 1972. The Company later changed its name to 'Seymour Exploration Corp.' On June 21, 2006, the Company changed its name to 'Independent Nickel Corp.' and increased its authorized share capital from

100,000,000 common shares without par value to an unlimited number of common shares without par value. The registered office of the Company is located at 102-957 Cambrian Heights Drive, Sudbury Ontario, P3C 5M6. Independent Nickel has one, wholly-owned, subsidiary, Lynn Lake Nickel Mining Company Ltd., which is incorporated under the *Corporations Act* (Manitoba). On August 15, 2007, Independent Nickel's shares commenced trading on the TSX and ceased to trade on the TSX Venture Exchange Inc. Independent Nickel was continued under the OBCA as of September 11, 2007.

Independent Nickel is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta and Ontario and files its continuous disclosure documents with the relevant securities regulatory authorities in those provinces. Such documents are available at *www.sedar.com*.

Share Capital of Independent Nickel

The authorized capital of Independent Nickel consists of an unlimited number of Independent Nickel Shares, of which, as at June 30, 2008, 60,613,738 Independent Nickel Shares were issued and outstanding.

Holders of Independent Nickel Shares are entitled to one vote per share at all meetings of shareholders of the corporation.

Price Range and Trading Volume of Independent Nickel Shares

The Independent Nickel Shares are listed and posted for trading on the TSX under the trading symbol "INI". The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Independent Nickel Shares on the TSX and the TSXV.

	High ($)	Low ($)	Close ($)	Volume (#)
2007				
August[(1)]	$0.64	$0.32	$0.53	1,136,500
September	$0.55	$0.41	$0.49	985,778
October	$0.52	$0.38	$0.45	1,617,954
November	$0.52	$0.34	$0.38	1,845,902
December	$0.38	$0.26	$0.37	1,909,941
2008				
January	$0.40	$0.20	$0.205	2,572,232
February	$0.36	$0.20	$0.30	2,015,029
March	$0.33	$0.235	$0.245	926,800
April	$0.39	$0.205	$0.31	2,442,271
May	$0.63	$0.29	$0.46	6,283,404
June	$0.50	$0.33	$0.37	2,038,886
July	$0.375	$0.21	$0.26	1,250,570
August 1 to 18	$0.30	$0.25	$0.25	315,200

Note:
(1) The Independent Nickel Shares ceased trading on the TSXV and began trading on the TSX on August 15, 2007.

Victory Nickel announced its intention to make the Offer on August 19, 2008. On August 18, 2008, the last trading day prior to such announcement, the closing price of the Independent Nickel Shares on the TSX was $0.25. The volume-weighted average price of the Independent Nickel Shares on the TSX for the 20 trading days ending on August 18, 2008 was $0.26.

3. Strategic Rationale for the Proposed Acquisition

Victory Nickel believes that the proposed business combination of Victory Nickel and Independent Nickel presents a unique opportunity to create a premier nickel company with a diverse property portfolio.

The proposed acquisition of Independent Nickel is complementary to Victory Nickel's Manitoba properties, including existing regional infrastructure and development opportunities. Accordingly, the combination of Independent Nickel and Victory Nickel provides an opportunity to optimize the value of their respective Manitoba projects. Victory Nickel's management strength will provide access to capital and the experience and expertise to develop Independent Nickel's properties and other development and exploration projects going forward.

For Shareholders, the Offer represents a substantial premium to the pre-announcement trading price of Independent Nickel Shares. The Offer represents a premium of approximately 32% over the closing price of the Independent Nickel Shares on the TSX on August 18, 2008, the last day of trading prior to announcement of the Offer, and a premium of approximately 38% over the volume-weighted average price of the Independent Nickel Shares on the TSX for the 20 trading days ended, August 18, 2008. The Offer also provides Shareholders with superior value compared with the issue price of Independent Nickel Shares pursuant to the proposed Private Placement (as defined below), which would result in the creation of a control position of up to approximately 57% of Independent Nickel Shares being held by a single entity. The combination of Victory Nickel and Independent Nickel will also result in significantly enhanced liquidity for Independent Nickel shareholders as compared to the potential for significantly reduced liquidity resulting from the Private Placement (as defined below) which will leave current Independent Nickel shareholders in a minority shareholder position.

The proposed acquisition of Independent Nickel will diversify Shareholders' risk associated with Independent Nickel's sole reliance on its Lynn Lake project, reduce general and administrative costs expected to result from a larger company, offer increased depth of management through the combined and complementary talents of Victory Nickel and Independent Nickel and allow Shareholders continued participation in the future development of additional Victory Nickel properties through the ownership of Victory Nickel Shares. The proposed acquisition will also result in the effective elimination of Independent Nickel's royalty interest in the Minago property. As a shareholder of Victory Nickel, Shareholders will benefit from all of the upside potential of the Minago project rather than simply the royalty interest therein. Eligible Shareholders will have the ability to receive Victory Nickel Shares on a tax deferred basis.

These anticipated benefits are based on various assumptions and are subject to various risks. See "Statements Regarding Forward Looking Information" and Section 5 of the Circular, "Risk Factors Related to the Offer".

4. Purpose of the Offer and Victory Nickel's Plans for Independent Nickel

Purpose of the Offer

The purpose of the Offer is to enable Victory Nickel to acquire all of the Independent Nickel Shares. If the conditions of the Offer are satisfied or waived and Victory Nickel takes up and pays for the Independent Nickel Shares validly deposited under the Offer, Victory Nickel intends to acquire any Independent Nickel Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Independent Nickel Share equal in value to and in the same form as the consideration paid by Victory Nickel per Independent Nickel Share under the Offer. For these purposes, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Victory Nickel Share shall be deemed to be at least equal in value to each Victory Nickel Share offered under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Independent Nickel Shares acquired by the Offeror pursuant to the Offer. Although Victory Nickel intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Victory Nickel's ability to effect such a transaction, information subsequently obtained by Victory Nickel, changes in general economic or market conditions or in the business of Independent Nickel, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Victory Nickel reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein. See Section 6 of this Circular, "Acquisition of Independent Nickel Shares Not Deposited".

Plans for Victory Nickel and Independent Nickel Following the Completion of the Offer

If the Offer is accepted and Victory Nickel acquires all of the outstanding Independent Nickel Shares, Victory Nickel intends to conduct a review of Independent Nickel and its assets, operations, management and personnel, to determine the changes necessary to integrate the operations and management of Independent Nickel into the operations and management of Victory Nickel as soon as possible after the Offer is completed. If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Victory Nickel intends to apply to delist the Independent Nickel Shares from the TSX.

Treatment of Independent Nickel Options and Warrants

The Offer is made only for Independent Nickel Shares and is not made for any Independent Nickel Options, warrants or other rights to acquire Independent Nickel Shares. Any holder of such Independent Nickel Options, warrants or other rights to acquire Independent Nickel Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or exchange their Independent Nickel Options, warrants or other rights in order to obtain certificates representing Independent Nickel Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Independent Nickel Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

See Section 6 of this Circular, "Acquisition of Independent Nickel Shares Not Deposited".

The tax consequences to holders of Independent Nickel Options or warrants of exercising or not exercising their Independent Nickel Options or warrants are not described in this Circular. Holders of Independent Nickel Options or warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Independent Nickel Options or warrants.

5. Risk Factors Related to the Offer

Shareholders should carefully consider the following risk factors related to the Offer. In addition to the risks set out in the documents incorporated by reference in the Offer and Circular, the proposed combination of Victory Nickel with Independent Nickel upon the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) is subject to certain risks, including the following:

The integration of Victory Nickel and Independent Nickel may not occur as planned

The Offer has been made with the expectation that its successful completion will result in increased exploration, development, production and growth opportunities for the combined company. These anticipated benefits will depend in part on whether Victory Nickel and Independent Nickel's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Independent Nickel's operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Independent Nickel and Victory Nickel.

Shareholders will receive Victory Nickel Shares based on an exchange ratio that will not reflect market price fluctuations. Consequently, the Victory Nickel Shares issued under the Offer may have a market value lower than expected

The Offeror is offering to purchase Independent Nickel Shares on the basis of 1 (one) Victory Nickel Share for each 1 (one) Independent Nickel Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Victory Nickel Shares, the market values of the Victory Nickel Shares and the Independent Nickel Shares at the time of a take-up of Independent Nickel Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Independent Nickel Shares.

The acquisition of Independent Nickel might not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction

In order for Victory Nickel to acquire all of the issued and outstanding Independent Nickel Shares, it is likely to be necessary, following the completion of the Offer, for Victory Nickel or an affiliate of Victory Nickel to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Independent Nickel Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Independent Nickel Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Independent Nickel Shares.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Independent Nickel Shares not deposited under the Offer will be reduced, which might affect the price of the Independent Nickel Shares and the ability of a Shareholder to dispose of their Independent Nickel Shares.

If the Offer is successful, the liquidity and market value of the remaining Independent Nickel Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Independent Nickel Shares acquired pursuant to the Offer, following the completion of the Offer the Independent Nickel Shares may no longer meet the TSX requirements for continued listing. Additionally, to the extent permitted under applicable law and stock exchange regulations, Victory Nickel intends to seek to cause the delisting of the Independent Nickel Shares on the TSX.

If the TSX were to delist the Independent Nickel Shares, the market for the Independent Nickel Shares could be adversely affected. Although it is possible that the Independent Nickel Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Independent Nickel Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Independent Nickel Shares remaining at such time and the interest in maintaining a market in the Independent Nickel Shares on the part of securities firms. If Independent Nickel Shares are delisted and Independent Nickel ceases to be a "public corporation" for the purposes of the Tax Act, Independent Nickel Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of Independent Nickel Shares, as described in Section 14 of this Circular, "Certain Canadian Federal Income Tax Considerations".

After the consummation of the Offer, Independent Nickel could be a majority-owned subsidiary of Victory Nickel and Victory Nickel's interest could differ from that of the remaining minority Shareholders

After the consummation of the Offer (which may result in Victory Nickel holding less than 100% of the issued and outstanding Independent Nickel Shares), Victory Nickel will have the power to elect the directors of Independent Nickel, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Independent Nickel's constating documents and approving mergers or sales of Independent Nickel's assets. In particular, after the consummation of the Offer, Victory Nickel intends to integrate Independent Nickel and Victory Nickel, by merger or other transaction whereby the operations of Independent Nickel and Victory Nickel are combined. Victory Nickel's interests with respect to Independent Nickel may differ from, and conflict with, those of any remaining minority Shareholders.

6. Acquisition of Independent Nickel Shares Not Deposited

It is the Offeror's intention that, if it takes up and pays for Independent Nickel Shares deposited under the Offer, it will enter into one or more transactions to enable Victory Nickel or an affiliate of Victory Nickel to acquire all Independent Nickel Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding Independent Nickel Shares (calculated on a fully-diluted basis), other than any Independent Nickel Shares held at the date of the Offer by or on behalf of Victory Nickel or an affiliate or associate of Victory Nickel (as defined in the OBCA), and Victory Nickel acquires such Deposited Shares, then Victory Nickel intends to acquire the Independent Nickel Shares not deposited under the Offer on the same terms as the Independent Nickel Shares acquired under the Offer pursuant to either the provisions of Part XV - Compulsory Acquisitions of the OBCA ("**Part XV**") (a "**Compulsory Acquisition**") or pursuant to a Subsequent Acquisition Transaction.

To exercise its statutory right of Compulsory Acquisition, Victory Nickel must give notice (the "**Offeror's Notice**") to each holder of Independent Nickel Shares who did not accept the Offer (and each person who subsequently acquires Independent Nickel Shares that were the subject of the Offer) (in each case, a "**Dissenting Offeree**") of such proposed acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror's Notice, Victory Nickel must pay or transfer to Independent Nickel the consideration Victory Nickel would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree to whom the Offeror's Notice is sent must send the certificates evidencing the Independent Nickel Shares to which the Offer relates held by such Dissenting Offeree to Independent Nickel and must elect either to transfer such Independent Nickel Shares to Victory Nickel on the terms on which Victory Nickel acquired Independent Nickel Shares under the Offer or to demand payment of the fair value of the Independent Nickel Shares by so notifying Victory Nickel. If the Dissenting Offeree fails to notify Victory Nickel within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Independent Nickel Shares to Victory Nickel on the same terms (including the value of the Offer consideration) on which Victory Nickel acquired the Independent Nickel Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Independent Nickel Shares, Victory Nickel may apply to the Ontario Superior Court of Justice to fix the fair value of the Independent Nickel Shares of that Dissenting Offeree. If Victory Nickel fails to apply to the Ontario Superior Court of Justice within 20 days after it made the payment or transferred the consideration to Independent Nickel, the Dissenting Offeree may then apply to such court within a further period of 20 days to have it fix the fair value. If no such application is made by the Dissenting Offeree or Victory Nickel within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Independent Nickel Shares to Victory Nickel on the same terms on which Victory Nickel acquired Independent Nickel Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Independent Nickel Shares could be more or less than the amount of the Offer consideration per Independent Nickel Share paid pursuant to the Offer.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Victory Nickel. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of Part XV. Shareholders should refer to Part XV for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part XV are complex and require strict adherence to

notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Part XV should consult their legal advisors.

Compelled Acquisition

If not less than 90% of the issued and outstanding Independent Nickel Shares are acquired by or on behalf of Victory Nickel, or its affiliates and associates (as such terms are defined in the OBCA), any Shareholder whose Independent Nickel Shares have not been so acquired will be entitled, in accordance with Part XV, to require Independent Nickel to acquire such Shareholder's Independent Nickel Shares. Within thirty (30) days after it becomes aware that Shareholders are so entitled, Independent Nickel must send written notice to each Shareholder (the "**Written Notice**") stating that the Shareholder may, within sixty (60) days after receiving the Written Notice, require Independent Nickel to acquire the Shareholder's Independent Nickel Shares (a "**Compelled Acquisition**"). The Written Notice must also (a) set out a price that Independent Nickel is willing to pay for the Independent Nickel Shares, (b) give the basis for arriving at such price, (c) state the location where any supporting material used for arriving at such price may be examined, and (d) state that if the Shareholder is not satisfied with the price offered in the Written Notice, the Shareholder is entitled to have the fair value of his, her or its Independent Nickel Shares fixed by the Ontario Superior Court of Justice.

Where the Shareholder receives the Written Notice and wishes Independent Nickel to acquire his, her or its Independent Nickel Shares, the Shareholder may, within sixty (60) days after the date of the Written Notice, elect to accept the price offered by Independent Nickel or notify Independent Nickel that the Shareholder wishes to have the fair value of his, her or its Independent Nickel Shares fixed by the Ontario Superior Court of Justice. Where the Shareholder wishes to have the fair value of his, her or its Independent Nickel Shares fixed by the Ontario Superior Court of Justice, Independent Nickel must make an application to such court within ninety (90) days after the date of the Written Notice, and if Independent Nickel fails to do so, the Shareholder may make the application. If Independent Nickel fails to send the Written Notice, a Shareholder may, after giving Independent Nickel thirty (30) days notice of an intention to do so, apply to the Ontario Superior Court of Justice to have the fair value of his, her or its Independent Nickel Shares fixed. The price offered by Independent Nickel for Independent Nickel Shares pursuant to the Written Notice, and/or any judicial determination of the fair value of the Independent Nickel Shares, could be more or less than the amount paid pursuant to the Offer.

The foregoing is only a summary of the statutory right of Compelled Acquisition that may be available to a Shareholder. The summary is not intended to be complete, nor is it meant to be a substitute for the more detailed information contained in the provisions of Part XV. The provisions of Part XV are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Part XV should consult their legal advisors.

Subsequent Acquisition Transaction

If Victory Nickel takes up and pays for Independent Nickel Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or Victory Nickel determines not to exercise such right, Victory Nickel intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Independent Nickel and Victory Nickel, or an affiliate of Victory Nickel, for the purpose of enabling Victory Nickel or an affiliate of Victory Nickel to acquire all Independent Nickel Shares not acquired pursuant to the Offer (a "**Subsequent Acquisition Transaction**"). Under such a Subsequent Acquisition Transaction, Independent Nickel may continue as a separate subsidiary of Victory Nickel following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Independent Nickel Shares acquired pursuant to the Offer. If Victory Nickel takes up and pays for 66 2/3% of the Independent Nickel Shares outstanding, on a fully-diluted basis, under the Offer, Victory Nickel will own sufficient Independent Nickel Shares to effect a Subsequent Acquisition Transaction. Victory Nickel reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a holder of Independent Nickel Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Independent Nickel Shares will be a "business combination" under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror would be a "related party" of Independent Nickel for the purposes of MI 61-101. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Independent Nickel and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the Expiry Date provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction and Independent Nickel's constating documents, the Subsequent Acquisition Transaction may require the approval of 66 2/3% of the votes cast by holders of the outstanding Independent Nickel Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by "minority" shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror is the registered holder of 90% or more of the Independent Nickel Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any business combination, the "minority" Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, any interested party (within the meaning of MI 61-101), a "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of the issuer, and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Independent Nickel Shares acquired under the Offer as "minority" shares and vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (d) the Shareholder who tendered such Independent Nickel Shares to the Offer was not: (i) a "joint actor" (within the meaning of MI 61-101) with the Offeror in respect of the Offer; (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer; or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Independent Nickel Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Independent Nickel Shares. The Offeror currently intends: (x) that the consideration offered per Independent Nickel Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Victory Nickel Share shall be deemed to be at least equal in value to each Victory Nickel Share offered under the Offer); (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date; and (z) to cause any Independent Nickel Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Independent Nickel Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Independent Nickel Shareholder for its Independent Nickel Shares. The fair value so determined could be more or less than the amount paid per Independent Nickel Share pursuant to such transaction or pursuant to the Offer.

If Victory Nickel does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Victory Nickel will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Independent Nickel Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Independent Nickel, or taking no further action to acquire additional Independent Nickel Shares. Any additional purchases of Independent Nickel Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Independent Nickel Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Victory Nickel may sell or otherwise dispose of any or all Independent Nickel Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Victory Nickel, which may vary from the terms and the value of the Offered Consideration paid for Independent Nickel Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 14 of this Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

7. Ownership of and Trading in Securities of Independent Nickel and Benefits from the Offer

No securities of Independent Nickel, including Independent Nickel Shares, are currently owned beneficially, directly or indirectly, nor is control or direction currently exercised over any securities of Independent Nickel, by Victory Nickel or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by: (a) any associate or affiliate of a director or senior officer of Victory Nickel, (b) any person holding more than 10% of any class of Victory Nickel's equity securities, or (c) any person acting jointly or in concert with Victory Nickel.

During the 12 month period preceding the date of the Offer, no securities of Independent Nickel have been traded by: (a) the Offeror; (b) any director or senior officer of the Offeror; or (c) to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, by: (i) any associate or affiliate of the directors or senior officers of the Offeror; (ii) any person or company holding more than 10% of any class of equity securities of the Offeror; or (iii) any person or company acting jointly or in concert with the Offeror.

8. Commitments to Acquire Securities of Independent Nickel

Except pursuant to the Offer, none of the Offeror or any director or senior officer of the Offeror, or to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry: (a) any associate or affiliate of a director or senior officer of the Offeror; (b) any person holding more than 10% of any class of the Offeror's equity securities or; (c) any person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Independent Nickel.

9. Arrangements, Agreements, Commitments or Understandings

There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Independent Nickel and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between Victory Nickel and any securityholder of Independent Nickel with respect to the Offer or between Victory Nickel and any person or company with respect to any securities of Independent Nickel in relation to the Offer.

10. Acceptance of the Offer

Victory Nickel has no knowledge regarding whether any Shareholders will accept the Offer.

11. Material Changes and Other Information

Except as disclosed elsewhere in this Circular, the Offeror is not aware of any information which indicates that any material change has occurred in the affairs of Independent Nickel since August 7, 2008, the date of the last material change report filed by Independent Nickel, and the Offeror does not have any knowledge of any other matter that has not previously been generally disclosed and which could reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

12. Effect of the Offer on the Market for and Listing of Independent Nickel Shares

The purchase of Independent Nickel Shares by the Offeror pursuant to the Offer will reduce the number of Independent Nickel Shares that might otherwise trade publicly and will reduce the number of holders of Independent Nickel Shares and, depending on the number of Independent Nickel Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Independent Nickel Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Independent Nickel Shares from the TSX. Among such criteria is the number of Shareholders, the number of Independent Nickel Shares publicly held and the aggregate market value of the Independent Nickel Shares publicly held. Depending on the number of Independent Nickel Shares purchased under the Offer, it is possible that the Independent Nickel Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Independent Nickel Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Independent Nickel Shares. If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Independent Nickel Shares from the TSX. If the Independent Nickel Shares are delisted from the TSX, the extent of the public market for the Independent Nickel Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Independent Nickel Shares publicly held and the aggregate market value of the Independent Nickel Shares remaining at such time, the interest in maintaining a market in Independent Nickel Shares on the part of securities firms, whether Independent Nickel remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Independent Nickel Shares under the Offer, Independent Nickel may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and the securities laws of Canada or may request to cease to be a reporting issuer or its equivalent under the securities laws of Canada.

13. Regulatory Matters

The Offeror's obligation to take up and pay for Independent Nickel Shares tendered under the Offer is conditional upon all regulatory approvals having been obtained on terms satisfactory to the Offeror, acting reasonably.

Victory Nickel does not currently intend to take up and pay for Independent Nickel Shares pursuant to the Offer unless Victory Nickel has obtained, on terms acceptable to it, all approvals, consents and clearances required or deemed appropriate by Victory Nickel in respect of the purchase of the Independent Nickel Shares under any applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of Victory Nickel or Independent Nickel.

Canadian Securities Regulatory Matters

The distribution of the Victory Nickel Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Victory Nickel Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

U.S. Securities Law Matters

The Victory Nickel Shares are not registered under the U.S. Exchange Act and, pursuant to applicable provisions of the U.S. Exchange Act, the Offer is exempt from the filing, procedural, disclosure and timing requirements applicable to tender offers under the U.S. Exchange Act.

The Victory Nickel Shares offered as consideration under the Offer are being distributed within the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 802 thereunder, and are being distributed outside the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Regulation S thereunder. The Victory Nickel Shares distributed within the United States pursuant to the Offer will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Shares exchanged by a securityholder in the Offer were also "restricted securities".

The Offer is being made in compliance with applicable Canadian rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

14. Certain Canadian Federal Income Tax Considerations

General

In the opinion of Macleod Dixon LLP, Canadian counsel to Victory Nickel, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Independent Nickel Shares who disposes of Independent Nickel Shares pursuant to the Offer (or otherwise disposes of Independent Nickel Shares pursuant to certain transactions described in Section 6 of this Circular, "Acquisition of Independent Nickel Shares Not Deposited") and who, for purposes of the Tax Act and at all relevant times: (i) holds the Independent Nickel Shares, and will hold any Victory Nickel Shares received pursuant to the Offer, as capital property; and (ii) deals at arm's length with and is not affiliated with Victory Nickel or Independent Nickel. Persons meeting such requirements are referred to as a "**Holder**" or "**Holders**" herein, and this summary only addresses such Holders. Independent Nickel Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or as part of an adventure in the nature of trade. This summary is not applicable to persons holding options or other rights to acquire Independent Nickel Shares or persons who acquired Independent Nickel Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act, a Holder of an interest in which is a "tax shelter investment" for purposes of the Tax Act, or a Holder to whom the "functional currency" (as defined in the Tax Act) reporting rules apply.

This summary is based on the current provisions of the Tax Act, all specific proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof ("**Proposed Amendments**") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**") published in writing prior to the date hereof and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policy or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Holders should consult their own independent tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This part of the summary is generally applicable to Holders who, for purposes of the application of the Tax Act are, or are deemed to be, resident in Canada at all relevant times (a "**Resident Holder**" or "**Resident Holders**"). Certain Resident Holders whose Independent Nickel Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act the effect of which may be to deem their Independent Nickel Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. Resident Holders whose Independent Nickel Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Resident Holders Who Accept the Offer

A Resident Holder who disposes of Independent Nickel Shares pursuant to the Offer in exchange for Victory Nickel Shares will, unless the Resident Holder chooses to recognize a capital gain or a capital loss on the exchange, be deemed to have disposed of such Independent Nickel Shares for proceeds of disposition equal to the Resident Holder's adjusted cost base thereof. Such Resident Holder would therefore neither recognize a capital gain nor a capital loss in respect of the disposition and would be deemed to acquire the Victory Nickel Shares at a cost that is equal to the adjusted cost base of the Independent Nickel Shares. This cost will be averaged with the adjusted cost base of all other Victory Nickel Shares held by such Resident Holder as capital property for the purpose of determining the adjusted cost base of all Victory Nickel Shares held by such Resident Holder.

Notwithstanding the foregoing, Resident Holders who receive Victory Nickel Shares in exchange for their Independent Nickel Shares may, if they so choose, recognize a capital gain (or a capital loss) in respect of such disposition by reporting the same in their income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Victory Nickel Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Independent Nickel Shares exchanged and any reasonable costs of making the disposition. In such circumstances, the cost of the Victory Nickel Shares acquired will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Victory Nickel Shares held by such Resident Holder as capital property for the purpose of determining the adjusted cost basis of all Victory Nickel Shares held by such Resident Holder.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one half of the amount of any capital loss realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

In general, a capital loss otherwise arising on the disposition of an Independent Nickel Share by a Resident Holder that is a corporation may be reduced by dividends received or deemed to have been received thereon to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Independent Nickel Share is owned by a trust or a partnership of which a corporation, trust or partnership is a beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on certain investment income including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Shares Not Deposited by Resident Holders

(a) *Compulsory Acquisition of Independent Nickel Shares*

As described in Section 6 of this Circular, "Acquisition of Independent Nickel Shares Not Deposited — Compulsory Acquisition", Victory Nickel may, in certain circumstances, acquire Independent Nickel Shares not deposited under the Offer pursuant to statutory rights of purchase under the OBCA. The tax consequences to a Resident Holder of a disposition of Independent Nickel Shares in such circumstances will generally be similar to those described above under "Resident Holders Who Accept the Offer" except that where the Resident Holder elects to receive fair market value consideration and such consideration is paid in cash (or other consideration that is not only Victory Nickel Shares) the Resident Holder's proceeds of disposition of the Independent Nickel Shares will be the fair market value of the consideration so received and a capital gain or a capital loss will therefore be realized. Interest paid or credited to a Resident Holder (if any) in connection with the exercise of dissent rights under a Compulsory Acquisition must be included in the income of such holder for the purposes of the Tax Act. Resident Holders whose Independent Nickel Shares may be so acquired should consult their own tax advisors.

(b) *Compelled Acquisition of Independent Nickel Shares*

As described in Section 6 of this Circular — "Acquisition of Independent Nickel Shares Not Deposited — Compelled Acquisition", a Resident Holder may in certain circumstances have the right to require Independent Nickel to purchase the Resident Holder's Independent Nickel Shares. Subject to the application of subsection 55(2) of the Tax Act in respect of certain corporate Resident Holders, Independent Nickel will be considered to have paid a dividend to a Resident Holder whose Independent Nickel Shares are acquired under a Compelled Acquisition and the Resident Holder will be deemed to have received a dividend. The amount of such deemed dividend will be equal to the amount, if any, by which the amount so paid exceeds the "paid-up capital" of the Independent Nickel Shares. A Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Independent Nickel Shares or any shares of a taxable Canadian corporation issued as consideration for the Independent Nickel Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated as "eligible dividends" in accordance with the provisions of the Tax Act. Any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A Resident Holder will also be considered to have disposed of the Independent Nickel Shares for proceeds of disposition that, subject to the application of subsection 55(2) of the Tax Act in respect of certain corporate Resident Holders, will be equal to the amount paid by Independent Nickel to acquire the Independent Nickel Shares minus the portion thereof that is deemed to be a dividend. As such the Resident Holder would generally realize a capital gain or a capital loss on the disposition, which would be treated as discussed above under "Taxation of Capital Gains and Capital Losses".

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Independent Nickel Shares or any shares of a taxable Canadian corporation issued as consideration for the Independent Nickel Shares for purposes of computing the Resident Holder's capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a "private corporation" or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 ⅓% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Independent Nickel Shares or any shares of a taxable Canadian corporation issuable as consideration for the Independent Nickel Shares to the extent such dividends are deductible in computing taxable income for the year.

(c) *Subsequent Acquisition Transaction*

As described in Section 6 of this Circular, "Acquisition of Independent Nickel Shares Not Deposited", if Victory Nickel does not acquire all of the Independent Nickel Shares pursuant to the Offer or by means of a Compulsory Acquisition, Victory Nickel may propose other means of acquiring the remaining issued and outstanding Independent Nickel Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Victory Nickel may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction. Depending upon the exact manner in which the transaction is carried out, the tax consequences may include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences of having their Independent Nickel Shares acquired pursuant to a Subsequent Acquisition Transaction.

Subject to the application of subsection 55(2) of the Tax Act in respect of certain corporate Resident Holders, a Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Independent Nickel Shares or any shares of a taxable Canadian corporation issued as consideration for the Independent Nickel Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated as "eligible dividends" in accordance with the provisions of the Tax Act. Any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Independent Nickel Shares or any shares of a taxable Canadian corporation issued as consideration for the Independent Nickel Shares for purposes of computing the Resident Holder's capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a "private corporation" or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 ⅓% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Independent Nickel Shares or any shares of a taxable Canadian corporation issuable as consideration for the Independent Nickel Shares to the extent such dividends are deductible in computing taxable income for the year.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Independent Nickel Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Independent Nickel Shares, other than any interest awarded by the court. Because of uncertainties under the relevant corporate legislation as to whether such amounts paid to a dissenting Resident Holder should be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. A dissenting Resident Holder will be required to include in computing its income any interest awarded by a court.

Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Independent Nickel Shares acquired pursuant to a Subsequent Acquisition Transaction.

(d) *Potential Delisting*

If, following completion of the Offer, the Independent Nickel Shares cease to be listed on any "designated stock exchange" (which includes the TSX) and Independent Nickel ceases to be a "public corporation" for purposes of the Tax Act, Resident Holders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans and registered disability savings plans are cautioned that the Independent Nickel Shares may cease to be qualified investments for such trusts. Such Holders should consult with their own tax advisors in this regard. Independent Nickel Shares may cease to be listed on the TSX following the completion of the Offer.

Holding and Disposing of Victory Nickel Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on Victory Nickel Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be limitations on the ability of Victory Nickel to designate dividends as "eligible dividends". A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Victory Nickel Shares to the extent such dividends are deductible in computing taxable income for the year.

Generally, a Resident Holder who disposes of or is deemed to dispose of a Victory Nickel Share in a taxation year will be subject to the rules described above under "Taxation of Capital Gains and Capital Losses".

Provided that the Victory Nickel Shares are listed on a designated stock exchange, which includes the TSX, or that Victory Nickel otherwise continues to qualify as a "public corporation" for the purposes of the Tax Act, Victory Nickel Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans and registered education savings plans.

Holders Not Resident in Canada

In addition to the comments set out under the heading "General" above, this portion of the summary is generally applicable to Holders who, at all relevant times for purposes of the application of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their Independent Nickel Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a "**Non-Resident Holder**" or "**Non-Resident Holders**", and this part of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to holders that are insurers carrying on an insurance business in Canada and elsewhere.

Non-Resident Holders Who Accept the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Independent Nickel Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, Independent Nickel Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that: (a) such shares are listed on a "designated stock exchange" (as defined in the Tax Act) (which includes the TSX) at that time; and (b) at any time during the 60 month period ending at that time, the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Independent Nickel. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Independent Nickel Shares could be deemed to be taxable Canadian property.

Non-Resident Holders who hold Independent Nickel Shares as taxable Canadian property and who are not entitled to relief under an applicable income tax convention will generally not recognize a capital gain or a capital loss on the exchange of their Independent Nickel Shares under the Offer.

Shares Not Deposited by Non-Resident Holders

(a) *Compulsory or Compelled Acquisition of Independent Nickel Shares*

A Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Independent Nickel Shares pursuant to Victory Nickel's statutory rights of purchase described in Section 6 of this Circular, "Acquisition of Independent Nickel Shares Not Deposited — Compulsory Acquisition" or on an exercise of the Non-Resident Holder's statutory rights in respect thereof, unless the Independent Nickel Shares are "taxable Canadian property" to the Non-Resident Holder as described above (and subject to the discussion below under "Potential Delisting") and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Where Independent Nickel acquires Independent Nickel Shares held by a Non-Resident Holder under a Compelled Acquisition, Independent Nickel will be considered to have paid a dividend to the Non-Resident Holder and the Non-Resident Holder will be deemed to have received a dividend. The amount of such deemed dividend will be equal to the amount, if any, by which the amount so paid exceeds the "paid-up capital" of the Independent Nickel Shares and will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. The Non-Resident Holder will also be considered to have disposed of the Independent Nickel Shares for proceeds of disposition equal to the amount paid by Independent Nickel minus the portion thereof that is deemed to be a dividend. The Non-Resident Holder will not be subject to tax under the Tax Act in respect of any resulting capital gain unless the Independent Nickel Shares are taxable Canadian property to the Non-Resident Holder as described above and the gain is not exempt under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

(b) *Subsequent Acquisition Transactions*

As described in Section 6 of this Circular, "Acquisition of Independent Nickel Shares Not Deposited", if Victory Nickel does not acquire all of the Independent Nickel Shares under the Offer or by means of a Compulsory Acquisition, Victory Nickel may propose other means of acquiring the remaining issued and outstanding Independent Nickel Shares. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder (or the exercise of dissent rights in connection therewith, if any) will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend (see also the discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder's Independent Nickel Shares are taxable Canadian property, as described above (and subject to the discussion below under "Potential Delisting"), and the Non-Resident Holder is not entitled to any relief under an applicable tax convention between Canada and the jurisdiction in which the Non-Resident Holder is resident. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25% subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under the provisions of an applicable income tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax is generally reduced to 15%. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Independent Nickel Shares acquired pursuant to a Subsequent Acquisition Transaction.

(c) *Potential Delisting*

As described under Section 12 of this Circular, "Effect of the Offer on the Market for and Listing of Independent Nickel Shares", Independent Nickel Shares may cease to be listed on the TSX following the completion of the Offer. Non-Resident Holders are cautioned that if the Independent Nickel Shares are not listed on a designated stock exchange at the time they are disposed of (i) the Independent Nickel Shares will be taxable Canadian property to the Non-Resident Holder; and (ii) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. If such shares are not listed on a "recognized stock exchange" (as defined in the Tax Act and which includes the TSX) at the time they are disposed of, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case Victory Nickel will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder and to remit such amount to the Receiver General on behalf of the Non-Resident Holder. Certain exceptions may apply for dispositions occurring after 2008.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Independent Nickel Shares pursuant to the Offer.

Holding and Disposing of Victory Nickel Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on Victory Nickel Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Victory Nickel Shares unless the Non-Resident Holder's Victory Nickel Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, Victory Nickel Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that: (a) such shares are listed on a "designated stock exchange" (as defined in the Tax Act and which includes the TSX) at that time; and (b) at any time during the 60 month period ending at that time, the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Victory Nickel. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, Victory Nickel Shares could be deemed to be taxable Canadian property. In particular, if the Independent Nickel Shares held by a Non-Resident Holder were taxable Canadian property to such Non-Resident Holder (see the discussion above under "Non-Resident Holders Who Accept the Offer"), the Victory Nickel Shares received in exchange therefor will be deemed to be taxable Canadian property to such Non-Resident Holder.

15. Depositary

Victory Nickel has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of Independent Nickel Shares and related Letters of Acceptance and Transmittal deposited under the Offer and for the payment for Independent Nickel Shares purchased by Victory Nickel pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed

Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Independent Nickel Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Independent Nickel Shares. The Depositary will receive reasonable and customary compensation from Victory Nickel for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Victory Nickel has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the securities laws of Canada.

16. Information Agent

Victory Nickel has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Victory Nickel for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

17. Offerees' Statutory Rights

Securities legislation of the provinces and territories of Canada provides securityholders of Independent Nickel with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

18. Legal Matters

Certain legal matters relating to the Offer and to the Victory Nickel Shares to be distributed pursuant to the Offer will be reviewed by Macleod Dixon LLP. As at the date hereof, the partners and associates of Macleod Dixon LLP as a group, beneficially own, directly or indirectly, less than 1% of any class of Victory Nickel's issued and outstanding securities.

19. Directors' Approval

The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of Victory Nickel.

EXPERTS

The audited financial statements of Victory Nickel as at December 31, 2007, incorporated by reference in this Offer and Circular, have been audited by BDO Dunwoody LLP, Chartered Accountants, as set forth in their report thereon, included therein and incorporated herein by reference. Such audited financial statements are incorporated herein by reference in reliance upon and upon the authority of such said firm as experts in accounting and auditing.

CONSENT OF MACLEOD DIXON LLP

To: The Directors of Victory Nickel Inc.

We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the take-over bid circular accompanying the offer to purchase dated August 19, 2008 made by Victory Nickel Inc. to purchase all of the issued and outstanding common shares of Independent Nickel Corp.

(Signed) Macleod Dixon LLP

August 19, 2008

AUDITORS' CONSENT

We have read the take-over bid circular accompanying the offer to purchase (the "**Take-Over Bid Circular**") dated August 19, 2008 made by Victory Nickel Inc. ("**Victory Nickel**") to purchase all of the issued and outstanding common shares of Independent Nickel Corp. ("**Independent Nickel**") to be sent to the shareholders of Independent Nickel. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference, in the above-mentioned Take-Over Bid Circular of our report to the shareholders of Victory Nickel on the balance sheet of Victory Nickel as at December 31, 2007 and the statements of operations and comprehensive loss, of shareholders' equity and cash flows for the period from inception, February 1, 2007 to December 31, 2007. Our report is dated March 28, 2008.

(Signed) BDO Dunwoody LLP, Chartered Accountants

August 19, 2008

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: August 19, 2008

(Signed) René R. Galipeau	(Signed) Robert G. Wardell
Vice-Chairman and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the board of directors

(Signed) George Archibald	(Signed) Howard Stockford
Director	Director

SCHEDULE "A"

VICTORY NICKEL INC.
Pro Forma Consolidated Balance Sheet
As at June 30, 2008
(in thousands of Canadian dollars)
(unaudited)

	Victory Nickel	Independent Nickel	Pro Forma Adjustments	Notes	Pro Forma Consolidated
ASSETS					
Current					
Cash and cash equivalents	$ 2,746	$ 4,037	$ 167	3 (b)	$ 5,650
			(1,300)	3 (a)	
Marketable securities	2,565	-			2,565
Accounts receivable	1,034	191			1,225
Prepaid expenses and deposits	120	92			212
Total Current Assets	6,465	4,320	(1,133)		9,652
Capital Assets	-	87			87
Exploration Advances	280	-			280
Exploration and Development Projects	23,268	10,624	7,899	3 (a)	41,791
Mineral Royalty	-	6,346	(6,346)	3 (a)	-
	$ 30,013	$ 21,377	$ 420		$ 51,810
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Accounts payable and accrued liabilities	$ 1,278	$ 590			$ 1,868
Due to Nuinsco Resources Limited	933	-			933
Total Current Liabilities	2,211	590	-		2,801
Future Income Taxes	5,024	817			5,841
	7,235	1,407	-		8,642
Shareholders' Equity					
Share capital	24,377	25,235	167	3 (b)	44,767
			(25,235)	3 (a)	
			20,223	3 (a)	
Stock option compensation	1,490				1,490
Contributed surplus	-	2,193	(2,193)	3 (a)	-
Share purchase warrants	25	-			25
Deficit	(3,178)	(7,458)	7,458	3 (a)	(3,178)
Accumulated other comprehensive income	64	-			64
Net Shareholders' Equity	22,778	19,970	420		43,168
	$ 30,013	$ 21,377	$ 420		$ 51,810

The accompanying notes are an integral part of these pro forma consolidated financial statements.

VICTORY NICKEL INC.
Pro Forma Consolidated Statements of Operations
For the six months ended June 30, 2008
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Victory Nickel	Independent Nickel	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Revenue					
Interest income	$ 154	$ 109	$ -		$ 263
	154	109	-		263
Costs and Expenses					
General and administrative	960	512	-		1,472
Stock option compensation	155	442	-		597
	1,115	954	-		2,069
Loss before Income Taxes	(961)	(845)	-		(1,806)
Income Tax Recoveries	(11)	(143)	-		(154)
Net Loss for the Period	$ (950)	$ (702)	$ -		$ (1,652)
Loss per Share - Basic and Diluted	$ (0.01)				$ (0.01)
Weighted Average Common Shares Outstanding	176,811,000		61,281,000	3 (a)	238,092,000

The accompanying notes are an integral part of these pro forma consolidated financial statements.

VICTORY NICKEL INC.
Pro Forma Consolidated Statements of Operations
For the period from Inception, February 1, 2007 to December 31, 2007
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Victory Nickel	Independent Nickel	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Revenue					
Interest income	$ 497	$ 345	$ -		$ 842
Gain on marketable securities	62	-	-		62
	559	345	-		904
Costs and Expenses					
General and administrative	1,643	1,186	-		2,829
Stock option compensation	1,369	1,249	-		2,618
Writedown of exploration and development projects	-	525	-		525
	3,012	2,960	-		5,972
Loss before Income Taxes	(2,453)	(2,615)	-		(5,068)
Income Tax Recoveries	(225)	(744)			(969)
Net Loss for the Period	$ (2,228)	$ (1,871)	$ -		$ (4,099)
Loss per Share - Basic and Diluted	$ (0.01)				$ (0.02)
Weighted Average Common Shares Outstanding	171,542,000		61,281,000	3 (a)	232,823,000

The accompanying notes are an integral part of these pro forma consolidated financial statements.

VICTORY NICKEL INC.
Notes to Pro Forma Consolidated Financial Statements
As at and for the six months ended June 30, 2008 and
as at and for the period from Inception, February 1, 2007 to December 31, 2007
(all tabular amounts are in thousands of Canadian dollars)
(unaudited)

1. Basis of Presentation

These Pro Forma Consolidated Financial Statements ("Pro Formas") have been prepared by management of Victory Nickel Inc. ("Victory Nickel"), for illustrative purposes only, to show the effect of the Acquisition as defined in Note 2, by Victory Nickel of Independent Nickel Corp. ("Independent Nickel"). The Pro Formas assume that Victory Nickel will acquire all of Independent Nickel's outstanding common shares as well as shares issued on the exercise of "in-the-money" stock options and warrants.

The Pro Formas have been derived from the following:

- the audited financial statements of Victory Nickel as at and for the period from inception, February 1, 2007 to December 31, 2007 (" 2007 Audited Financial Statements of Victory Nickel");
- the unaudited interim financial statements of Victory Nickel as at and for the three and six months ended June 30, 2008;
- the audited consolidated financial statements of Independent Nickel as at and for the years ended December 31, 2007 and 2006; and
- the unaudited interim consolidated financial statements of Independent Nickel for the three and six months ended June 30, 2008.

The Pro Formas have been prepared using accounting policies that are consistent with the policies used in the preparation of the 2007 Audited Financial Statements of Victory Nickel. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Victory Nickel and Independent Nickel due to the limited nature of publicly available information relating to Independent Nickel. Any potential synergies that may be realized after consummation of the Acquisition (as defined in Note 2) have been excluded from the Pro Formas.

The Pro Formas should be read in conjunction with: (i) the description of the transaction in the Offer and Circular, and (ii) the historic financial statements, together with the notes thereto, of Victory Nickel and Independent Nickel referred to above which, in the case of the historic financial statements of Victory Nickel, are included or incorporated by reference in the Offer and Circular and available at www.sedar.com and, in the case of the historic consolidated financial statements of Independent Nickel at www.sedar.com.

The Pro Formas have been prepared using the assumption that the Acquisition was completed on February 1, 2007, the date of inception of Victory Nickel, for purposes of the pro forma consolidated statements of operations (including a full year for the consolidated statement of operations of Independent Nickel) and that the Acquisition was completed on June 30, 2008 for purposes of the pro forma consolidated balance sheet.

In the opinion of management of Victory Nickel, these Pro Formas include all adjustments necessary for a fair presentation of the transactions described in the notes to the Pro Formas in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Victory Nickel's accounting policies.

These Pro Formas are not intended to be indicative of the financial position or results of operations that would have actually resulted, or the results expected in future periods, had the relevant transactions taken place on the dates indicated above. Actual amounts recorded upon consummation of the Acquisition will differ from those recorded in the Pro Formas

2. Acquisition of Independent Nickel

Victory Nickel has made an offer (the "Offer") for all of the issued and outstanding common shares of Independent Nickel, including common shares that may become outstanding upon the conversion, exchange or exercise of options, warrants or other securities of Independent Nickel that are convertible into or exchangeable or exercisable for common shares of Independent Nickel, on the basis of one common share of Victory Nickel for each common share of Independent Nickel. The assumed exercise of options of Independent Nickel was limited to options that were "in-the-money" as at August 18, 2008. The acquisition of the common shares of Independent Nickel pursuant to the Offer is referred to herein as the "Acquisition".

Independent Nickel is a corporation incorporated under the laws of Ontario and its common shares are publicly traded on the Toronto Stock Exchange ("TSX"). Independent Nickel is engaged in the business of locating and exploring mineral properties with property interests in Manitoba and Ontario, Canada.

Victory Nickel is a corporation existing under the *Business Corporations Act* (Ontario) and its common shares are publicly traded on the TSX. Victory Nickel is an exploration and development-stage mineral resource company engaged in the acquisition, exploration and development of nickel projects in Canada. Victory Nickel was formed pursuant to a Plan of Arrangement which became effective February 1, 2007, upon the amalgamation of two predecessor companies incorporated in December 2006 for the purpose of carrying out the Plan of Arrangement. Refer to Note 3 to the 2007 Audited Financial Statements of Victory Nickel.

The Offer, and therefore the Acquisition, is subject to the satisfaction of a number of conditions, including there having been validly deposited under the Offer and not withdrawn at the expiry time such number of common shares of Independent Nickel that constitutes at least 66 2/3% of the common shares then outstanding (calculated on a fully diluted basis).

There can be no assurance that the Acquisition will be completed as proposed or at all.

Under the terms of the Acquisition, it is proposed that the shareholders of Independent Nickel will receive one common share of Victory Nickel in exchange for each Independent Nickel common share. Based on the closing price of Victory Nickel's common shares on the TSX on August 18, 2008 of $0.33, and assuming 60,613,738 common shares of Independent Nickel outstanding on that date, and after adjusting for the effect of the assumed exercise of 667,500 outstanding "in-the-money" stock options of Independent Nickel, Victory Nickel will issue approximately 61,281,000 common shares of Victory Nickel valued at $20,223,000 to Independent Nickel shareholders. Independent Nickel is considered a development-stage company and thus, under Canadian GAAP, the actual measurement date of the purchase consideration will occur on the date that such common shares are issued by Victory Nickel. The value of the purchase consideration will be based on the market prices of Victory Nickel common shares on the measurement date. Consequently, the value of the purchase consideration for accounting purposes will differ from the amount assumed in the Pro Formas due to any future change in the market price of Victory Nickel shares.

The Acquisition has been accounted for using the purchase method of accounting and is summarized below:

		As at June 30, 2008
Purchase Price		
Issuance of 61,281,000 common shares of Victory Nickel	$	20,223
Transaction costs (estimated)		1,300
	$	21,523
Preliminary Fair Value of Independent Nickel's Net Assets Acquired:		
Current assets	$	4,320
Capital assets, net		87
Exploration and development projects		18,523
		22,930
Current liabilities		(590)
Future income taxes		(817)
Fair value of net assets acquired	$	21,523

Independent Nickel owns a Net Smelter Return Royalty ("NSR") in respect of the Minago nickel property (the "Minago NSR") located in Manitoba and owned by Victory Nickel. For purposes of the pro forma consolidated balance sheet, the value assigned to the Minago NSR is included in the cost of Exploration and Development Projects.

The purchase price allocation above is on a preliminary basis. The determination of the purchase price will be based on the fair value of the assets purchased and the liabilities assumed at the effective date of the Acquisition and other information available at that date as well as the determination of certain tax values of those net assets. Accordingly, the actual amounts for each of the assets and liabilities will vary from the pro forma amounts and the variations may be material. More specifically, the above preliminary purchase price allocation does not include the future tax liability and corresponding additional costs of exploration and development projects that will arise as a result of the difference between the tax bases of exploration and development projects and the values attributed to these assets for accounting purposes.

3. Pro Forma Adjustments

These Pro Formas give effect to the following adjustments:

a) The preliminary allocation of the aggregate purchase price to Independent Nickel's net assets acquired as described in Note 2; and
b) An increase in cash and cash equivalents of $167,000 to reflect the proceeds received from the assumed exercise of all "in-the-money" stock options of Independent Nickel.

The Depositary for the Offer is:

Computershare

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, by Hand or by Courier:
P.O. Box 7021, 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

North American Toll Free Number:	1-800-564-6253
Local/Overseas:	1-514-982-7555
E-Mail:	corporateactions@computershare.com
Website:	www.computershare.com

The Information Agent for the Offer is:

KINGSDALE
Shareholder Services Inc.

By Mail, Registered Mail, by Hand or by Courier:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:	1-800-775-3159
Facsimile:	1-416-867-2271
Toll Free Facsimile:	1-866-545-5580
Local/Overseas:	1-416-867-2272
E-Mail:	contactus@kingsdaleshareholder.com
Website:	www. kingsdaleshareholder.com

Any questions or requests for assistance may be directed by Shareholders to the contact information set out above. Shareholders may also contact their stockbroker, investment dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Document 2

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. Your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

FOR DEPOSIT OF COMMON SHARES OF

INDEPENDENT NICKEL CORP.

Pursuant to the Offer dated August 19, 2008 made by

VICTORY NICKEL INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M., TORONTO TIME, ON SEPTEMBER 23, 2008 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Acceptance and Transmittal (the "**Letter of Acceptance and Transmittal**"), or a manually signed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany the certificate or certificates representing common shares (the "**Independent Nickel Shares**") in the capital of Independent Nickel Corp. ("**Independent Nickel**") deposited pursuant to the offer (the "**Offer**") set forth in the Offer to Purchase dated August 19, 2008 (the "**Offer to Purchase**") made by Victory Nickel Inc. ("**Victory Nickel**") to holders of Independent Nickel Shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer and accompanying Circular dated August 19, 2008 (together, the "**Offer and Circular**") shall have the meanings given to them in the Offer and Circular.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS Clearing and Depository Services Inc. ("**CDS**"), provided that a Book-Entry Confirmation through CDSX is received by the Depositary (as defined below) at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Independent Nickel Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Independent Nickel Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

If a Shareholder wishes to deposit Independent Nickel Shares pursuant to the Offer and the certificate(s) representing the Independent Nickel Shares is (are) not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Independent Nickel Shares may nevertheless be deposited under the Offer pursuant to the procedure for guaranteed delivery provided that all of the conditions set forth in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", are met. See Instruction 2, "Procedures for Guaranteed Delivery".

Computershare Investor Services Inc. (the "**Depositary**") or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers). Persons whose Independent Nickel Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance if they wish to accept the Offer.

Delivery of this Letter of Acceptance and Transmittal and accompanying share certificates to the address of the Depositary other than as set forth below does not constitute a valid delivery to the Depositary. You must sign this Letter of Acceptance and Transmittal in the appropriate space provided below.

TO: **VICTORY NICKEL INC.**

AND TO: **COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY**

The undersigned delivers to you the enclosed certificate(s) for Independent Nickel Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Independent Nickel Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1			
Certificate Number(s) (if available)	**Name and Address of Registered Shareholder of Independent Nickel Shares (please print)**	**Number of Independent Nickel Shares Represented by Certificate**	**Number of Independent Nickel Shares Deposited***
	TOTAL		

(Please print or type. If space is insufficient, please attach a list to this Letter of Acceptance and Transmittal in above form.)

*Unless otherwise indicated, the total number of Independent Nickel Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 herein, "Partial Deposits".

The undersigned acknowledges receipt of the Offer and Circular and acknowledges entering into a binding agreement between the undersigned and Victory Nickel in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Independent Nickel Shares covered by this Letter of Acceptance and Transmittal (the "**Deposited Shares**") and any Distributions (as defined below) being deposited under the Offer; (b) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other Person; (c) the deposit of the Deposited Shares and Distributions complies with applicable laws; and (d) when the Deposited Shares and Distributions are taken up and paid for by Victory Nickel, Victory Nickel will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others in accordance with the terms and conditions set forth in the Offer and in this Letter of Acceptance and Transmittal.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Acceptance and Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to Victory Nickel the enclosed Independent Nickel Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Victory Nickel all right, title and interest of the undersigned in and to the Deposited Shares, and in and to all rights and benefits arising from such Deposited Shares, including, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer (other than any dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 7 of the Offer to Purchase, "Changes in Capitalization of Independent Nickel; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

If, on or after the date of the Offer, Independent Nickel should divide, combine, reclassify, consolidate, convert or otherwise change any of the Independent Nickel Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then Victory Nickel may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer to Purchase, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the offered consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

Independent Nickel Shares acquired pursuant to the Offer shall be transferred by such Shareholder and acquired by Victory Nickel free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Independent Nickel Shares, whether or not separated from the Independent Nickel Shares, but subject to any Independent Nickel Shares being validly withdrawn by or on behalf of a depositing Shareholder.

If, on or after the date of the Offer, Independent Nickel should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Independent Nickel Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of Victory Nickel or its nominees or transferees on the securities register maintained by or on behalf of Independent Nickel in respect of Independent Nickel Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Victory Nickel accompanied by appropriate documentation of transfer. Pending such remittance, Victory Nickel will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by Victory Nickel pursuant to the Offer the amount or value thereof, as determined by Victory Nickel in its sole discretion.

Shareholders whose Independent Nickel Share certificate(s) is (are) not immediately available or who cannot cause their Independent Nickel Share certificate(s) and all other required documents to be delivered to the Depositary at or before the Expiry Time must deliver their Independent Nickel Shares according to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

The undersigned irrevocably approves, constitutes and appoints, effective on and after the date that Victory Nickel takes up and pays for the Deposited Shares taken up and paid for under the Offer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**"), certain officers of Victory Nickel and any other person designated by Victory Nickel in writing (each an "**Appointee**") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. This Letter of Acceptance and Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of the undersigned: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Independent Nickel; (b) for so long as any Purchased Securities are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), to exercise any and all rights of the undersigned including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of the undersigned in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Independent Nickel; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned unless the Deposited Shares are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Independent Nickel and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Victory Nickel any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the Person or Persons specified by Victory Nickel as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.**

.The undersigned covenants to execute, upon request of Victory Nickel, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Victory Nickel. Each authority herein conferred or agreed to be conferred and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Victory Nickel and the Depositary, upon Victory Nickel taking up the Deposited Shares, to mail the cheques, if any, payable in Canadian funds, and certificate(s), as applicable, representing the Victory Nickel Shares, by first class mail, postage prepaid, or to hold such cheques or cheques and share certificate(s) representing the Victory Nickel Shares for pick-up, in accordance with the instructions given above. Should any Deposited Shares not be purchased, the certificate(s) for Deposited Shares and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that Victory Nickel has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if Victory Nickel does not purchase any of the Deposited Shares. Cheques. if any, and share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by Victory Nickel or by the Depositary to persons depositing the Independent Nickel Shares on the purchase price of the Independent Nickel Shares purchased by Victory Nickel, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Independent Nickel Shares in acceptance of the Offer for the purposes of receiving certificates for Victory Nickel Shares and cash payment in lieu of fractional Victory Nickel Shares, if any, from Victory Nickel and transmitting such certificates and such cash payment, if any, to such persons, and receipt thereof by the Depositary shall be deemed to constitute receipt thereof by Persons depositing Independent Nickel Shares.

The undersigned acknowledges that the Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned, Victory Nickel and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.*

BOX 2
(See Instructions 3 and 4)

ISSUE VICTORY NICKEL SHARES AND CHEQUE (IF ANY) IN THE NAME OF:
(please print or type)

Name

Street Address and Number

City and Province or State

Country and Postal Code

Telephone - Business Hours

Social Insurance Number

BOX 3
(See Instructions 3 and 4)

SEND VICTORY NICKEL SHARES AND CHEQUE (IF ANY) (UNLESS BOX 4 IS CHECKED) TO:
(please print or type)

Name

Street Address and Number

City and Province or State

Country and Postal Code

BOX 4

☐ HOLD VICTORY NICKEL SHARES AND CHEQUE (IF ANY) FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED

BOX 5
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(See Instruction 11)

(Firm)	(Telephone Number)
(Address)	(Facsimile Number)
(Registered Representative)	(Registered Representative Identification Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Instruction 4):

Dated: ______________________

Authorized Signature of Guarantor	Signature of holder of Independent Nickel Shares or Authorized Representative — See Instructions 3 and 5
Name of Guarantor (please print or type)	Name of holder of Independent Nickel Shares (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable
Address of Guarantor (please print or type)	Daytime telephone number and facsimile of holder of Independent Nickel Shares or daytime telephone number and facsimile of Authorized Representative
Address of Guarantor (please print or type)	
Address of Guarantor (please print or type)	Social Insurance Number of holder of Independent Nickel Shares

BOX 6

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(See Instruction 2)

☐ CHECK HERE IF INDEPENDENT NICKEL SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING:
(Please print or type.)

Name of Registered Holder: ______________________

Date of Execution of Guaranteed Delivery: ______________________

Window Ticket Number (if any): ______________________

Name of Institution which Guaranteed Delivery: ______________________

INSTRUCTIONS

1. Use of Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, in either case with the signature(s) guaranteed if required in Instruction 4 below, and all other documents required by the terms of the Offer and this Letter of Acceptance and Transmittal, together with the accompanying certificate or certificates representing the Deposited Shares, must be received by the Depositary at the offices specified on the back cover page before the Expiry Time, being 6.00 p.m., Toronto time, on September 23, 2008, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2 below are used.

(b) The method of delivery of certificates representing Independent Nickel Shares, this Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. Victory Nickel recommends that all such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

(c) Shareholders who wish to accept the Offer and whose Independent Nickel Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Independent Nickel Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Independent Nickel Shares pursuant to the Offer and either: (i) the certificate(s) representing the Independent Nickel Shares is (are) not immediately available; or (ii) the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Independent Nickel Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) the deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Independent Nickel Shares in proper form for transfer, together with this properly completed and duly executed Letter of Acceptance and Transmittal (or a manually signed facsimile thereof), relating to such Independent Nickel Shares, with any required signature guarantees and all other documents required by this Letter of Acceptance and Transmittal, are received by the Depositary at its principal office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date occurs.

The Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and this Letter of Acceptance and Transmittal and accompanying share certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

An **"Eligible Institution"** means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3. Signatures

No signature guarantee is required on this Letter of Acceptance and Transmittal if:

(a) this Letter of Acceptance and Transmittal is signed by the registered holder of Independent Nickel Shares exactly as the name of the registered holder appears on the Independent Nickel Share certificate deposited herewith, and the certificates for Victory Nickel Shares issuable and the cash payable, if any, in each case under the Offer, are to be delivered directly to such registered holder; or

(b) Independent Nickel Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Independent Nickel Shares is registered in the name of a person other than the signatory of this Letter of Acceptance and Transmittal or if the certificates for Victory Nickel Shares issuable and the cash payable, if any, are to be delivered to a Person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered holder(s) of the Deposited Shares or if Deposited Shares not purchased are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Independent Nickel or if payment is to be issued in the name of a person other than the registered holder(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a Person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other Person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Victory Nickel or the Depositary, in their sole discretion, may require additional evidence of such Person's authority or additional documentation.

6. Partial Deposits

If less than the total number of Independent Nickel Shares evidenced by any certificate submitted is to be deposited, fill in the number of Independent Nickel Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Independent Nickel Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Independent Nickel Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Governing Law

The Offer and agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

8. Miscellaneous

(a) If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b) If Deposited Shares are registered in different forms (e.g., "**John Doe**" and "**J. Doe**"), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing holders of Independent Nickel Shares by execution of this Letter of Acceptance and Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

(d) Before completing this Letter of Acceptance and Transmittal, you are urged to read the accompanying Offer and Circular.

(e) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Independent Nickel Shares deposited pursuant to the Offer will be determined by Victory Nickel in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Victory Nickel reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Victory Nickel reserves the absolute right to waive any defects or irregularities in the deposit of any Independent Nickel Shares. No deposit of Independent Nickel Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Victory Nickel or the Depositary or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Victory Nickel interpretation of the terms and conditions of the Offer, the Offer and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding. Victory Nickel reserves the right to permit the Offer to be accepted in a manner other than that set out herein.

(f) Under no circumstance will any amount be paid by Victory Nickel or the Depositary by reason of any delay in exchanging any Independent Nickel Shares or in making payments in lieu of fractional Victory Nickel Shares to any Person on account of Independent Nickel Shares accepted for exchange pursuant to the Offer.

(g) Additional copies of the Offer and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed below.

9. Lost Certificates

If a share certificate has been lost or destroyed, mutilated or mislaid, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Independent Nickel's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Independent Nickel's transfer agent may contact you.

10. Solicitation

Identify the information agent, investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit or on a diskette that must be forward to the place of deposit.

11. Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF ACCEPTANCE AND TRANSMITTAL.

THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

The Depositary for the Offer is:

Computershare

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021, 31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier:

9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

North American Toll Free Number:	1-800-564-6253
Local/Overseas:	1-514-982-7555
E-Mail:	corporateactions@computershare.com
Website:	www.computershare.com

The Information Agent for the Offer is:

KINGSDALE
Shareholder Services Inc.

By Mail, Registered Mail, by Hand or by Courier:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:	1-800-775-3159
Facsimile:	1-416-867-2271
Toll Free Facsimile:	1-866-545-5580
Local/Overseas:	1-416-867-2272
E-Mail:	contactus@kingsdaleshareholder.com
Website:	www. kingsdaleshareholder.com

Any questions or requests for assistance may be directed by Shareholders to the contact information set out above. Shareholders may also contact their stockbroker, investment dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Document 3

Your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

FOR DEPOSIT OF COMMON SHARES OF

INDEPENDENT NICKEL CORP.

Pursuant to the Offer dated August 19, 2008 made by

VICTORY NICKEL INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M., TORONTO TIME, ON SEPTEMBER 23, 2008 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer (the "**Offer**") set forth in the Offer to Purchase dated August 19, 2008 (the "**Offer to Purchase**") made by Victory Nickel Inc. ("**Victory Nickel**") to holders ("**Shareholders**") of common shares (the "**Independent Nickel Shares**") in the capital of Independent Nickel Corp. ("**Independent Nickel**") if certificates representing Independent Nickel Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to Computershare Investor Services Inc. (the "**Depositary**") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its principal office in Toronto, Ontario at the address or facsimile number, as applicable, set out below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and accompanying Circular dated August 19, 2008 (together, the "**Offer and Circular**") shall have the meanings given to them in the Offer and Circular.

As set forth in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to accept the Offer and either: (i) the certificates representing such Shareholder's Independent Nickel Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates and Letter of Acceptance and Transmittal to the Depositary by the Expiry Time, those Independent Nickel Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery (or a manually signed facsimile hereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form specified below, is received by the Depositary at its principal office in Toronto, Ontario as set out below, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Independent Nickel Shares in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), relating to such Independent Nickel Shares, with signature guaranteed if so required in accordance with the Letter of Acceptance and Transmittal, and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or bank and trust companies in the United States.

The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by Victory Nickel or the Depositary to persons depositing Independent Nickel Shares on the purchase price of Independent Nickel Shares purchased by Victory Nickel, regardless of any delay in making such payment, and that the consideration for Independent Nickel Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Independent Nickel Shares delivered to the Depositary before the Expiry Time, even if Independent Nickel Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Independent Nickel Shares is not made, until after the take up and payment for Independent Nickel Shares under the Offer.

Each authority herein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO: VICTORY NICKEL INC.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

DO NOT SEND CERTIFICATES FOR INDEPENDENT NICKEL SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR INDEPENDENT NICKEL SHARES MUST BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO OFFICE OF THE DEPOSITARY AS SET FORTH BELOW OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN THE NUMBER SET FORTH BELOW DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL.

The undersigned hereby deposits with Victory Nickel, upon the terms and subject to the conditions set forth in the Offer and in the related Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, Independent Nickel Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Name and Address of Registered Shareholder (please print)	Number of Independent Nickel Shares Represented by Certificate	Number of Independent Nickel Shares Deposited
	TOTAL		

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

Area Code and Telephone Numbers (daytime): ____________________

Dated: ____________________
(Signature of Shareholder)

____
(Please Print Name of Shareholder)

Wolfenc\261544\1163420.v7

(87)

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary at its address in Toronto set forth herein of the certificate(s) representing Independent Nickel Shares deposited hereby, in proper form for transfer together with a properly completed and duly signed Letter of Acceptance and Transmittal (or a manually signed facsimile thereof), relating to such Independent Nickel Shares, with signatures guaranteed if so required in accordance with the Letter of Acceptance and Transmittal, and all other documents required by such Letter of Acceptance and Transmittal, are received at the Toronto, Ontario, office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

Name of Firm	Authorized Signature
Address of Firm	Name (please print)
	Title
Zip Code/Postal Code	Date
Area Code and Telephone Number	

The Depositary for the Offer is:

Computershare

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021, 31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier:

9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Facsimile: 1-905-771-4082
Local/Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com
Website: www.computershare.com

Any questions or requests for assistance or additional copies of the Offer and Circular, as varied from time to time, the Letter of Acceptance and Transmittal and this Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Wolfenc\261544\1163420.v7

Document 4

Victory Nickel Announces Offer for Independent Nickel

Toronto, August 19, 2008 – Victory Nickel Inc. ("Victory Nickel" or the "Company")(TSX:Ni, www.victorynickel.ca) today announced that it has made an offer (the "Offer") for all of the outstanding common shares of Independent Nickel Corp. ("Independent Nickel") (TSX:INI). The proposed acquisition of Independent Nickel is complementary to Victory Nickel's Manitoba properties, including existing regional infrastructure and development opportunities.

Highlights of the Offer

- Pursuant to the Offer, Independent Nickel shareholders will receive 1 (one) Victory Nickel common share for each 1 (one) Independent Nickel share.

- The Offer represents a substantial premium to the pre-announcement trading price of Independent Nickel shares. The Offer represents a premium of approximately 32% over the closing price of the Independent Nickel shares on the TSX on August 18, 2008, the last day of trading prior to announcement of the Offer.

- The Offer provides Independent Nickel shareholders with superior value to the issue price of Independent Nickel shares pursuant to the financing (the "Financing") announced on July 31, 2008 by Independent Nickel, which could result in the creation of a control position of up to approximately 57% of the outstanding Independent Nickel shares being held by a single entity. The combination of Victory Nickel and Independent Nickel is also expected to result in enhanced liquidity for Independent Nickel shareholders as compared to the potential for significantly reduced liquidity resulting from the Financing which will leave current Independent Nickel shareholders in a minority shareholder position.

- The proposed acquisition of Independent Nickel will diversify risks associated with Independent Nickel's reliance on its Lynn Lake project in Manitoba, reduce general and administrative costs expected to result from a larger company and offer increased depth of management through the combined and complementary talents of Victory Nickel and Independent Nickel at the senior management.level.

- The proposed acquisition will also result in the effective elimination of Independent Nickel's royalty interest in the Minago project thus enabling Independent Nickel's shareholders to participate in 100% of the Minago project's cash flows and exploration potential upside.

- Eligible Independent Nickel shareholders will have the ability to receive Victory Nickel shares on a tax deferred basis.

"This transaction is a natural fit for our two companies which are focused on developing nickel projects in Manitoba," said René Galipeau, Victory Nickel's Vice-Chairman and Chief Executive Officer. "Economic, large-scale sulphide nickel deposits are a rarity, making Minago a very valuable asset and the cornerstone of Victory Nickel's growth strategy to build a mid-tier nickel company. Under Victory Nickel's proposal, Independent Nickel's shareholders will have the opportunity to benefit from 100% of Minago's nickel production in addition to the potential for near-term cash flow through the sale of frac sand to the oil and gas industry and three additional sulphide nickel projects."

Details of the Offer

Pursuant to the Offer, Independent Nickel shareholders will receive 1 (one) Victory Nickel common share for each 1 (one) Independent Nickel share.

The Offer represents a substantial premium to the pre-announcement trading price of Independent Nickel shares. The Offer represents a premium of approximately 32% over the closing price of the Independent Nickel shares on the TSX on August 18, 2008, the last day of trading prior to announcement of the Offer, and a premium of approximately 38% over the volume-weighted average price of the Independent Nickel shares on the TSX for the 20 trading days ended, August 18, 2008.

An advertisement formally commencing the Offer was published today in English in The Globe and Mail and in French in La Presse. Full details of the Offer will be included in the formal offer, take-over bid circular and related documents (the "Offer Documents") to be filed with the securities regulatory authorities today and mailed to Independent Nickel shareholders. Victory Nickel will formally request a list of Independent Nickel's shareholders today and expects to mail the Offer Documents to Independent Nickel shareholders as soon as possible following receipt of such list. The Offer will be open for acceptance until Thursday, September 23, 2008 at 6:00 p.m. (Toronto time) (the "Expiry Time"). The Offer will be subject to a number of conditions, including, among other things:

- the resolution (or any amendment or variation thereof) to be considered at the meeting of holders of Independent Nickel shares scheduled to be held September 17, 2008 respecting the proposed $14 million financing of Independent Nickel by any private company or person in the Hunter Dickinson group ("HD") which would result in HD holding up to approximately 57% of the then outstanding Independent Nickel Shares (assuming the exercise of warrants to be issued in connection with the Financing) or any variation thereof **not** having been approved at such meeting or any adjournment(s) thereof;

- there being validly deposited under the Offer and not withdrawn, Independent Nickel shares representing, together with Independent Nickel Shares owned, directly or indirectly, by the Offeror, not less than 66 2/3% of the total outstanding Independent Nickel shares (calculated on a fully-diluted basis) at the Expiry Time;

- no amount of money being or being agreed to be borrowed by Independent Nickel from, or owed or otherwise becoming payable by Independent Nickel to, HD or any of its affiliates as a result of any agreement, dispute or claim as between Independent Nickel and HD or any of its affiliates, or otherwise, and no other agreement or other obligation between Independent Nickel and HD or any of its affiliates existing as at the Expiry Time; and

- no agreement, obligation or arrangement of any kind to transfer or dispose of any asset of Independent Nickel or any of its affiliates existing as at the Expiry Time.

The Offer is also subject to the receipt of customary regulatory approvals, including the approval of the Toronto Stock Exchange to the listing of the common shares of Victory Nickel to be issued in respect of common shares of Independent Nickel deposited under the Offer.

The Information Agent for the Offer is Kingsdale Shareholder Services Inc. at its office in Toronto, Ontario. The depositary for the Offer is Computershare Investor Services Inc. at its office in Toronto, Ontario. Questions and requests for assistance or copies of the Offer Documents may be directed to Kingsdale Shareholder Services Inc. at the following contact details:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:	1-800-775-3159
Facsimile:	1-416-867-2271
Toll Free Facsimile:	1-866-545-5580
Local/Overseas:	1-416-867-2272
E-Mail:	contactus@kingsdaleshareholder.com
Website:	www. kingsdaleshareholder.com

About Victory Nickel

Victory Nickel Inc. is a Canadian company with over 660,000,000 pounds of in-situ nickel in National Instrument 43-101-compliant measured (154,000,000 pounds) and indicated (511,000,000 pounds) resources in three sulphide nickel projects: Minago and Mel in Manitoba and the Lac Rocher deposit in northwestern Quebec, and an additional 530,000 pounds of in-situ nickel in inferred resources. Victory Nickel is focused on becoming a mid-tier nickel producer by developing its existing properties and evaluating opportunities to expand its nickel asset base.

For further information, please visit our website at www.victorynickel.ca, or contact:
René Galipeau, (416) 626-0470, admin@victorynickel.ca.

FORWARD-LOOKING STATEMENTS: This news release and the Offer Documents and the material incorporated by reference therein contain certain "forward-looking statements." All statements, other than statements of historical fact, that address activities, events or developments that Victory Nickel believes, expects or anticipates will or may occur in the future are forward-looking statements Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions These forward-looking statements reflect the current expectations or beliefs of Victory Nickel based on information currently available to Victory Nickel. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of Victory Nickel to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on Victory Nickel. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to successfully complete the Offer, financings, capital and other costs varying significantly from estimates, production rates varying from estimates, changes in world copper, nickel and/or gold markets, changes in equity markets, uncertainties relating to the availability and costs of financing needed in the future, equipment failure, unexpected geological conditions, imprecision in resource estimates, success of future development initiatives, competition, operating performance of facilities, environmental and safety risks, delays in obtaining or failure to obtain necessary permits and approvals from government authorities, and other development and operating risks Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Victory Nickel disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although Victory Nickel believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. Because of the risks, uncertainties and assumptions inherent in forward-looking information, prospective investors, including holders of Independent Nickel Shares, in Victory Nickel's securities should not place undue reliance on forward-looking information.

This offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. U.S. shareholders should be aware that such requirements are different from those of the United States. The financial statements to be included or incorporated by reference in the Offer Documents will be prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Victory Nickel is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named in the Offer Documents may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Victory Nickel and said persons may be located outside the United States.

U.S. Shareholders should be aware Victory Nickel may purchase securities otherwise than under the Offer, such as in the open market or in privately negotiated purchases.

Document 5

This advertisement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Independent Nickel Corp. The Offer (as defined below) is made solely by the Offer and Circular of Victory Nickel Inc., dated August 19, 2008 and the Letter of Acceptance and Transmittal, Notice of Guaranteed Delivery, and related documents for use in connection with the Offer (collectively the "Offer Documents") to be filed today with the securities regulatory authorities of each of the provinces and territories of Canada and which are available at www.sedar.com. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders of Independent Nickel Corp. in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction, however, Victory Nickel Inc. may, in its sole discretion, take such action as it may deem necessary to extend the Offer.

VICTORY 2007 V NI NICKEL INC.

NOTICE OF OFFER TO PURCHASE

All of the outstanding Common Shares of

INDEPENDENT NICKEL CORP.

on the basis of 1 (one) Victory Nickel Inc. common share for each 1 (one) common share of Independent Nickel Corp. by

VICTORY NICKEL INC.

Victory Nickel Inc. ("Victory Nickel") is offering (the "Offer") to purchase, on and subject to the conditions of the Offer, all of the issued and outstanding common shares of Independent Nickel Corp. ("Independent Nickel") (the "Independent Nickel Shares"), on the basis of 1 (one) common share of Victory Nickel (the "Victory Nickel Shares") for each 1 (one) Independent Nickel Share. The Offer is made only for Independent Nickel Shares, including any Independent Nickel Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Independent Nickel that are convertible into or exchangeable or exercisable for Independent Nickel Shares.

The Offer will be open for acceptance until 6:00 p.m. (Toronto time) on September 23, 2008 (the "Expiry Time"), unless the Offer is extended (in which case the term "Expiry Time" will mean the latest time and date at which the Offer expires) or withdrawn.

The Offer is conditional upon, among other things: (i) the resolution (or any amendment or variation thereof) to be considered at the meeting of holders of Independent Nickel Shares scheduled to be held September 17, 2008 respecting the proposed $14 million financing of Independent Nickel by any private company or person in the Hunter Dickinson group ("HD") which would result in HD holding up to approximately 57% of the then outstanding Independent Nickel Shares (assuming the exercise of warrants to be issued in connection with the proposed financing) or any variation thereof (the "Private Placement") not having been approved at such meeting or any adjournment(s) thereof; (ii) there being validly deposited under the Offer and not withdrawn at the Expiry Time, Independent Nickel Shares representing, together with Independent Nickel Shares owned, directly or indirectly, by Victory Nickel, not less than 66 2/3% of the total outstanding Independent Nickel Shares (calculated on a fully-diluted basis); (iii) no amount of money being or being agreed to be borrowed by Independent Nickel from, or owed or otherwise becoming payable by Independent Nickel to, HD or any of its affiliates as a result of any agreement, dispute or claim as between Independent Nickel and HD or any of its affiliates, or otherwise, and no other agreement or other obligation between Independent Nickel and HD or any of its affiliates existing as at the Expiry Time; and (iv) no agreement, obligation or arrangement of any kind to transfer or dispose of any asset of Independent Nickel or any of its affiliates existing as at the Expiry Time.

For Independent Nickel shareholders, the Offer represents a substantial premium to the pre-announcement trading price of Independent Nickel Shares. The Offer represents a premium of approximately 32% over the closing price of the Independent Nickel Shares on the Toronto Stock Exchange ("TSX") on August 18, 2008, the last day of trading prior to announcement of the Offer, and a premium of approximately 38% over the volume-weighted average price of the Independent Nickel Shares on the TSX for the 20 trading days ended, August 18, 2008. The Offer also provides Independent Nickel shareholders with superior value compared with the issue price of Independent Nickel Shares pursuant to the Private Placement, which would result in the creation of a control position of up to approximately 57% of Independent Nickel Shares being held by a single entity. The combination of Victory Nickel and Independent Nickel will also result in enhanced liquidity for Independent Nickel shareholders as compared to the potential for significantly reduced liquidity resulting from the Private Placement which will leave current Independent Nickel shareholders in a minority-shareholder position. The proposed business combination will provide Independent Nickel shareholders with additional alternatives to derive shareholder value. Independent Nickel shareholders will be part of a large, widely held shareholder base. Such shares would not be expected to be subject to market discounts normally associated with companies having significant control blocks.

The proposed acquisition of Independent Nickel will diversify Independent Nickel shareholders' risk associated with Independent Nickel's sole reliance on its Lynn Lake project, reduce general and administrative costs expected to result from a larger company, offer increased depth of management through the combined and complementary talents of Victory Nickel and Independent Nickel and allow Independent Nickel shareholders continued participation in the future development of additional Victory Nickel properties through the ownership of Victory Nickel Shares. The proposed acquisition will also result in the effective elimination of Independent Nickel's royalty interest in the Minago property. As a shareholder of Victory Nickel, Independent Nickel shareholders will benefit from all the upside potential of the Minago project rather than simply the royalty interest therein. Eligible Independent Nickel shareholders will have the ability to receive Victory Nickel Shares on a tax deferred basis. Details regarding the mechanics for depositing Independent Nickel Shares under the Offer are contained in the Offer Documents. When Independent Nickel provides the requested shareholder list(s), the Offer Documents will be mailed to holders of record of Independent Nickel Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such list(s).

The information in this advertisement is a summary only. The Offer is being made solely by the Offer Documents all of which are incorporated herein by reference. The Offer Documents contain important information that holders of Independent Nickel Shares are urged to read in their entirety before making a decision with respect to the Offer.

The Depositary for the Offer is:

Computershare

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, by Hand or by Courier:
P.O. Box 7021, 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

North American Toll Free Number:	1-800-564-6253
Local/Overseas:	1-514-982-7555
E-Mail:	corporateactions@computershare.com
Website:	www.computershare.com

The Information Agent for the Offer is:

KINGSDALE Shareholder Services Inc.

By Mail, Registered Mail, by Hand or by Courier:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Number:	1-800-775-3159
Facsimile:	1-416-867-2271
Toll Free Facsimile:	1-866-545-5580
Local/Overseas:	1-416-867-2272
E-Mail:	contactus@kingsdaleshareholder.com
Website:	www.kingsdaleshareholder.com

Any questions or requests for assistance or copies of the Offer Documents may be directed by holders of Independent Nickel Shares to the Information Agent at the contact information noted above. Independent Nickel shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) the following documents are incorporated by reference into the Offer to Purchase and Bid Circular:

(a) revised annual information form for the year ended December 31, 2007 dated August 18, 2008;

(b) audited financial statements, including the notes thereon, and together with the auditor's report, as at December 31, 2007 and for the period since Victory Nickel's inception;

(c) management's discussion and analysis of financial condition and results of operations for the period ended December 31, 2007;

(d) management information circular dated April 11, 2008 for Victory Nickel's 2008 annual and special meeting of shareholders held on May 21, 2008;

(e) unaudited interim financial statements, including the notes thereon, for the three months ended March 31, 2008;

(f) management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2008;

(g) material change report filed April 28, 2008 concerning an increase in the estimated amount of hydraulic fracturing sand at Victory Nickel's Minago property;

(h) material change report filed July 31, 2008 concerning the closing of a non-brokered private placement of $8.1 million in common shares issued on a flow-through basis;

(i) unaudited interim financial statements, including the notes thereon, for the three and six months ended June 30, 2008; and

(j) management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2008.

(3) Not Applicable.

Part II(2)(a)

Victory Nickel Inc.
("Victory Nickel" or "the Corporation")

ANNUAL

INFORMATION

FORM

For the period from inception, February 1, 2007, to December 31, 2007
(All dollar amounts in Canadian dollars, except as indicated)

MARCH 30, 2008

102296.v7

(98)

9

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information in this Annual Information Form is "forward looking information". Forward looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" or other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking information involves significant known and unknown risks and uncertainties. A number of factors, many of which are beyond the control of the Corporation could cause actual results to differ materially from the results discussed in the forward looking information. Although the forward looking information contained in this Annual Information Form is based upon assumptions which Management believes to be reasonable, the Corporation cannot assure investors that actual results will be consistent with this forward looking information. The forward looking information contained herein is made as of the date of this Annual Information Form, and the Corporation assumes no obligation to update or revise it to reflect new events or circumstances, except as required by law. Because of the risks, uncertainties and assumptions inherent in forward looking information, prospective investors in the Corporation's securities should not place undue reliance on this forward looking information.

In particular, this Annual Information Form contains forward looking information pertaining to the following:

- the size of, and future net revenues from, nickel reserves and resources;
- nickel production levels;
- expectations regarding future developments costs and the ability to fund such costs;
- projections of market prices and costs; and
- expectations regarding capital expenditures and exploration activities.

With respect to forward looking information contained in this Annual Information Form, the Corporation has made assumptions regarding, among other things:

- future prices for nickel;
- future currency and interest rates;
- the Corporation's ability to generate sufficient cash flow from operations and access existing credit facilities and capital markets to meet its future obligations;
- the regulatory framework representing royalties, taxes and environmental matters in the countries in which the Corporation conducts its business (currently Canada); and
- the Corporation's ability to obtain qualified staff and equipment in a timely and cost-efficient manner to meet the Corporation's demand.

Some of the risks that could affect the Corporation's future results and could cause results to differ materially from those expressed in the Corporation's forward looking statements include:

- the need to obtain required approvals and permits from regulatory authorities;
- the impact of competition;
- compliance with and liabilities under environmental laws and regulations;
- the uncertainties of estimates by the Corporation's independent consultants with respect to the Corporation's reserves;

- the volatility of nickel prices;
- general economic conditions;
- changes to royalty regimes and government regulations regarding royalty payments;
- geological, technical, drilling and processing problems;
- the Corporation's ability to hire and retain staff;
- imprecision in estimating capital expenditures and operating expenses;
- imprecision in estimating the timing, costs and levels of production and drilling;
- imprecision in estimates of future production capacity;
- potential delays or changes in plans with respect to exploration and development projects or capital expenditures;
- general economic and business conditions;
- unavailability of required equipment and services;
- the other factors discussed under "Risk Factors".

Statements relating to "reserves" and "resources" are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources, as the case may be, described exist in the quantities predicted or estimated, and can be profitably produced in the future.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN THIRD PARTIES. ALTHOUGH VICTORY NICKEL INC. HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, VICTORY NICKEL INC. ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO VICTORY NICKEL INC.

CORPORATE STRUCTURE

Name, Address and Incorporation

Victory Nickel Inc. ("Victory Nickel" or the "Corporation") was incorporated pursuant to the *Business Corporations Act* (Ontario) ("OBCA") on December 20, 2006, in order to facilitate a Plan of Arrangement (the "Plan of Arrangement") involving Nuinsco Resources Limited ("Nuinsco") and 2122721 Ontario Limited ("Newco"). The registered and head office of Victory Nickel is located at the Victory Building, Suite 1802, 80 Richmond Street West, Toronto, ON M5H 2A4

Intercorporate Relationships

Victory Nickel has no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Pursuant to the Plan of Arrangement effected on February 1, 2008 under the OBCA, Victory Nickel acquired certain assets previously owned by Nuinsco consisting of nickel properties in Manitoba and Québec (specifically, the Mel Project, the Minago Project, and the Lac Rocher Project, collectively, the "Projects")), and commenced active operations as a junior mineral exploration company. Victory Nickel common shares began trading on the Toronto Stock Exchange under the ticker symbol NI. The Plan of Arrangement resulted in the transfer from Nuinsco of the Minago, Mel and Lac Rocher projects and approximately $12.7 million in cash to Victory Nickel in exchange for shares that were distributed to Nuinsco's shareholders and to Nuinsco Resources Limited ("Nuinsco") in accordance with the terms of the Plan of Arrangement. Nuinsco retained 25% of the outstanding common shares of Victory Nickel, and as of the date of this AIF, continues to hold approximately 22% of Victory Nickel's outstanding common shares. For a detailed description of the Plan of Arrangement, see *Nuinsco Resources Limited, Notice of Special Meeting to be Held on January 26, 2007 and Management Information Circular*, dated December 28, 2006 and filed at www.sedar.com under Nuinsco's SEDAR profile.

Since the Plan of Arrangement, Victory Nickel has carried out exploration programs on the Projects. An outline of the exploration activities is provided below.

Minago Project

On February 14, 2007, the Corporation announced that it substantially expanded the land package encompassing the Minago Project. In addition, the Corporation began a 13,000 metre drill program and engaged Wardrop Engineering Inc. ("Wardrop") to complete the Minago definitive feasibility study. With the addition of an exploration lease of 7,062 hectares located to the north and contiguous with the existing property package and 29 claims to the east, west and south, the Minago sulphide nickel project now encompasses 14,496 hectares which represents an eight-fold increase over the original project area.

On December 10, 2007, the Corporation announced further progress toward permitting the Minago Project on Manitoba's Thompson Nickel Belt with the signing of a Memorandum of Understanding ("MOU") with the Misipawistik Cree Nation (Grand Rapids), Mosakahiken Cree Nation (Moose Lake) and Cross Lake Band of Indians. The MOU addressed traditional rights of these First Nations communities, and established the guiding principles for the development of an Impact and Benefit Agreement(s) ("IBA"). The IBA will cover a number of areas, including communication, the environment, social support, training, employment and contract opportunities, and education.

Wardrop is currently completing the definitive feasibility study on the Minago deposit. Metallurgical and by-product testing, along with permitting activities are ongoing and moving ahead as expected, and the Corporation is completing a winter work program to evaluate mineralization at depth in the Nose Deposit, which contains the entire current Minago nickel resource.

In March, 2007, the Corporation reported a significant intersection from the first hole of the ongoing diamond drill program. Drill hole V-08-01 confirmed the presence of higher-grade nickel mineralization at depth in the Nose Deposit, assaying 1.51% nickel over 38.42 metres as part of a 193.01 metre interval grading 0.59% nickel.

Drilling is also being conducted along the North Limb, a two-kilometre long domain of nickeliferous ultramafic rock situated to the north of the Nose Deposit with the potential to contain a substantial nickel resource.

On December 6, 2007, Victory Nickel announced that a study by Wardrop indicates a substantial increase in by-product revenue from the sale of sand that forms part of the overburden in the proposed open pit at the Minago Project. As part of the ongoing Minago definitive feasibility study, Wardrop has identified that approximately 6.9 million tonnes of overburden that must be removed prior to mining nickel from the Minago open pit is marketable-grade sand. Based on work to date, this sand has an average free on board (FOB) Minago mine site price of $26.84/tonne, for potential net sales revenue of $187 million. This represents a 73% increase in quantity and revenue compared with the 4.0 million tonnes that was estimated to be marketable as fracturing or hydraulic "frac" sand in the November 2006 Minago scoping study. The average FOB Minago mine site price for frac sand estimated in the November, 2006 Minago scoping study was $26.93/tonne for potential net sales revenue of $108 million (the price FOB the Minago site is the market price less transportation cost).

Frac sand is used to enhance recoveries in the oil and gas industry. The November, 2006 scoping study estimated that approximately 25% of the total 16.2 million tonnes of sand overburden was of frac sand quality.

Subsequent analysis (known as proppant testing) conducted at two independent labs, Loring Laboratories Ltd. of Calgary and the Saskatchewan Research Council in Saskatoon, confirmed the presence of frac sand in several different size fractions. The testing also determined that the sand is suitable for other uses, including glass production and as foundry sand. In total, 43% of the sand overburden has been identified as potentially saleable.

Wardrop's initial calculations estimate annual production of saleable sand over 13.4 years as follows:

Marketable Product	**Average FOB Mine Site Price ($ per tonne)**	**Production*, (Tonnes per year)**	**Major Market Destination**
20/40 frac sand	$60.00	48,000	Alberta Saskatchewan
20/50 frac sand	$40.00	19,200	Saskatchewan
40/70 frac sand**	$25.00	65,880	US
Subtotal frac sand		*133,080*	
40/140 glass sand**	$20.00	112,440	Toronto
GFN 56 foundry sand**	$30.00	150,000	Winnipeg
Other finer fractions(1)**	$15.00	120,840	
Sub total finer sand		*383,280*	
Total sand	**$26.84**	**516,360**	

Notes:
* The production numbers are confirmed from the laboratory test analysis.
** These are preliminary indications of market prices net of transportation costs and are currently being confirmed.
(1)Sand as a flux for smelters, pipe lining, blasting, scouring cleansers, chemicals, filters, whole grain fillers, ceramics, filtration, recreational uses, and silicon carbide.

Based on the positive analytical results and the early indications from the marketing study, Victory Nickel has contracted with Outotec Ltd. in Jacksonville, Florida to provide a flowsheet and a sand plant design. The stand-alone sand study, which will include updated processing and capital costs is expected to be complete in 2008. This will be included into the Minago definitive feasibility study which is due for completion in November, 2008. Georgi Doundarov, P.Eng. of Wardrop is the Qualified Person for the sand project under National Instrument 43-101.

Wardrop is also studying the marketability of the 53 metre thick limestone layer that also overlies the Minago nickel deposit. From the scoping study, approximately 104 million tonnes of limestone overburden will be removed to expose the underlying nickel ore. Limestone is a principal source of construction aggregate, and is used as ballast in rail and road beds; testing done at the National Testing Laboratory in Winnipeg shows that the Minago limestone is exceptionally well-suited to these applications. A marketing study undertaken by Wardrop found that crushed limestone as aggregate typically sells for about $28.50/tonne. Wardrop has also identified that demand for limestone in the area is expected to continue to increase, as substantial road and rail repairs and expansion are planned within 100 kilometres of the Minago site.

Mel Project

On June 18, 2007, the Corporation announced that it intersected significant grades over mineable widths, including 1.11% nickel over 13.67 metres, in an aggressive winter drilling program designed to evaluate near-term production potential at the Mel Project, the Corporation's joint venture with CVRD Inco (now Vale Inco Limited ("Vale Inco")) on Manitoba's Thompson Nickel Belt.

The 2006/2007winter work program consisted of 30 completed drill holes for a total of 5,733 metres covering approximately 800 metres of strike to a depth of approximately 215 vertical metres. The deposit remains open at depth. In total, 29 drill holes were collared to test continuity of mineralization within and adjacent to the existing resource and to enhance the resource. Holes DDH 1128460 and DDH 1128500 intersected strong mineralization on the southern margin of the resource area, indicating the potential for extending mineralization in the deposit to the south. In addition, a single drill hole (DDH 1128540) was collared to assess a geophysical response approximately 700 metres north of the Mel deposit, and assays from this hole show that nickel mineralization is widespread in the local environment. Significant intersections from 18 drill holes are tabulated below:

DDH No.	From m	To m	Ni Grade %	Core Length m	True Width m
1128260	421.1	425.6	1.01	1.37	1.13
1128330	252.5	269.0	1.35	5.03	3.99
1128350	557.8	565.9	1.05	2.47	2.16
1128360	559.4	561.0	1.10	0.49	0.30
1128370	331.8 589.8	337.7 590.2	1.03 2.65	1.80 0.12	1.22 0.09
1128380	689.2 724.5	692.8 728.1	1.37 1.48	1.10 1.10	0.88 0.94
1128390	776.7	783.7	2.26	2.13	2.26
1128400	703.9 771.0	705.6 774	1.87 3.29	0.52 0.91	0.34 0.64
1128410	**499.1** 580.1 621.9	**558.7** 592.5 624.9	**1.11** 1.23 1.71	**18.17** 3.78 0.91	**13.67** 3.20 0.79
1128420	650.7 664.9 785.9	657.5 667.2 791.2	1.55 1.55 1.17	2.07 0.70 1.61	1.46 0.49 1.19
1128440	347.4	348.4	3.14	0.30	0.24
1128450	426.0	434.9	2.37	2.71	2.16
1128460	**642.5**	**673.7**	**1.56**	**9.66**	**5.70**
1128470	513.1 517.4	514.2 519.1	1.87 1.54	0.33 0.51	0.24 0.43
1128480	379.8	386.3	3.06	1.98	1.65
1128490	408.7	413.0	1.35	1.31	1.07
1128500	**600.9**	**638.8**	**1.09**	**11.55**	**7.59**
1128540	**778.0**	**782.3**	**0.44**	**1.31**	**0.76**

The Mel sulphide nickel deposit has a National Instrument 43-101-compliant indicated resource of 4,300,000 tonnes grading 0.88% nickel (approximately 83,000,000 pounds in-situ nickel) and an additional inferred resource of 1.0 million tonnes grading 0.84% nickel (approximately 19,000,000 pounds in-situ nickel). This near-surface resource, along with Vale Inco's contractual obligation to mill ore mined from the Mel deposit at cost plus 5% (provided that the product meets Vale Inco specifications and that Vale Inco has sufficient mill capacity), makes near-term nickel production from the Mel deposit a possibility that the Corporation is currently evaluating.

In addition to being incorporated into a new resource estimate, these results will form part of a comprehensive evaluation of the deposit that will include environmental, metallurgical and hydrogeological studies.

Lac Rocher Project

On October 4, 2007, the Corporation announced results from diamond drilling grading up to 9.5% nickel over 2.29 metres within a larger intercept of 45.92 metres grading 1.42% nickel at the Lac Rocher Project. These results continue to confirm the presence of a high-grade, high-sulphide content nickel zone located within 150 metres of surface, along with a larger disseminated nickel zone. The drilling tested for possible extensions to nickel sulphide mineralization and provided metallurgical samples for a Preliminary Economic Assessment (PEA) to evaluate the near-term production and cash generation potential at Lac Rocher.

This drilling confirmed the presence of a near-surface zone (less than 150m below surface) of high-grade, high sulphide content mineralization occurring at the footwall contact of the Lac Rocher "Discovery Intrusion" with the gneissic country rocks (see holes NLR-07-05 (5.74% Ni over 5.06 m), NLR-07-06 (9.50% Ni over 2.29 m), and NLR-07-09 (4.90% Ni over 3.55)). The drilling also provided additional confirmation as to the presence of high-grade nickel zones outside of, but in close proximity to, the known massive sulphide zone that could significantly enhance the economics of the Lac Rocher resource. These include the intercepts in NLR-07-04 (3.48% Ni over 10.12 m), NLR-07-05 (2.31% Ni over 7.44 m) and NLR-07-09 (3.07% Ni over 14.90 m). In addition to the southern extension of massive sulphide mineralization identified in hole NLR-07-06 drilled in 2007, holes NLR-99-17 (54.95m grading 0.27%Ni and 0.13%Cu) and NLR-99-34 (8.2m grading 1.89%Ni and 0.58%Cu), drilled and reported in 1999, also show that the potential for additional mineralization exists elsewhere in the "Discovery Intrusion" (see map below).

Victory Nickel is advancing the Lac Rocher project toward production through an underground exploration and bulk sampling program. The Corporation currently envisions two production phases. In Phase I, Victory Nickel expects to extract approximately 50,000 tonnes of material at an expected rate of 750 tonnes per day. Phase II is expected to extract an additional 400,000 tonnes of material. The existing mineral resource is relatively shallow, located between surface and 125 vertical metres, and the Corporation intends to access this mineralization by developing a ramp and direct shipping the extracted material offsite for processing.

To this end, Roche Engineering has begun an environmental baseline study required for permitting. Core produced from the 2007 drilling program has been used to provide a metallurgical evaluation of the deposit as part of the PEA currently being completed by Roche to evaluate the economics of the deposit. Metallurgical tests have been done in 2007 by Xstrata Process Support, Process Mineralogy ("Xstrata Process Support") in Falconbridge, Ontario (massive sulphides) and Corem in Quebec (disseminated sulphides).



paragneiss
metres
2007 drill hole
2006 drill hole
1999 drill hole
1998 drill hole
Hole intersected massive sulphides

September 2007

Victory Nickel Inc.

Lac Rocher Project

Quebec

Drill Hole Locations and Current Geological Interpretation

On December 11, 2007, the Corporation announced the results from the metallurgical testing of massive sulphide composites. Locked cycle tests, completed by Xstrata Process Support, yielded nickel recovery of 85.04% and copper recovery of 96.67% to a bulk nickel/copper concentrate with an overall nickel equivalent grade of 12.66%.

Approximately 65 kilograms of massive sulphide core was submitted for testing by Xstrata. The grade of the diluted sample was 4.74% nickel, 1.71% copper, 0.12% cobalt, 19.29% sulphur, and 0.55 g/t PGEs and gold. Mineralogical and metallurgical tests were performed on blended composites divided into 2.2 kilogram flotation charges. The mineralogical analysis was completed with QEMSCAN (Quantitative Evaluation of Materials by Scanning Electron Microscope), and EPMA (Electron Probe Micro Analysis). Metallurgical testing consisted of hardness evaluation, grind time determination for laboratory scale mills, high confidence flotation and locked cycle flotation tests.

Mineralogical work indicates that Lac Rocher massive sulphides consist primarily of pyrrhotite, actinolite, feldspar, pentlandite, chalcopyrite and pyrite in decreasing order of abundance. Nickel sulphides are predominantly pentlandite, while copper primarily occurs as chalcopyrite. Based on the locked cycle flotation testing, the projected bulk concentrate final grades and recoveries, with magnesium oxide (MgO) content well within the acceptable limit for smelters, are as follows:

	Nickel	Copper	Nickel Equivalent (%)
Grade (%)	10.90	4.80	12.66
Recovery (%)	85.04	96.67	

As a result of these positive results, a second phase of testing, which will include Acid Base Accounting tests, will be performed by Xstrata Process Support.

In early 2008, the Corporation announced the results of metallurgical testing on the disseminated material. A total of 15 flotation tests were completed by Corem in Quebec on material from the disseminated sulphide zone, yielding nickel recovery of 79.9% and copper recovery of 94.2% to a nickel/copper concentrate.

Corem produced a nickel/copper concentrate from the disseminated sulphide zone (head grade of the sample was 1.31% nickel and 0.47% copper), with grades and recoveries as follows:

	Nickel	Copper
Grade (%)	11.04	4.14
Recovery (%)	79.9	94.2

Victory Nickel's Qualified Person under the NI 43-101 guidelines is Dr. Wm. Gordon (Gord) Bacon.

DESCRIPTION OF THE ISSUER'S BUSINESS

General

Summary

Victory Nickel is a Canadian exploration and development-stage mineral resource company engaged in the acquisition, exploration and development of nickel projects in Canada.

Formed on February 1, 2007, Victory Nickel owns three advanced sulphide nickel projects, the Mel and Minago projects located on Manitoba's Thompson Nickel Belt and the Lac Rocher project in Quebec. The Corporation is advancing a definitive feasibility study, expected to be completed in 2008, on the Minago Project; the Lac Rocher Project is currently in the preliminary economic assessment stage; and, the near-term production potential of the Mel Project is also being evaluated.

One of the Corporation's focuses is to carry out the exploration programs recommended in (a) the "Minago Preliminary Economic Assessment" dated November 24, 2006 and prepared in accordance with National Instrument 43-101 ("NI 43-101") by Wardrop under the direction of Eric Harkonen, P.Eng., a Registered Professional Engineer and Independent Qualified Person (the "Minago Assessment"), (b) the "Exploration Summary of the Mel Project & Mineral Resource Estimate for the Mel Deposit, Manitoba" dated February 27, 2004 and prepared in accordance with NI 43-101 by P.J. Chornoby, a Registered Professional Geologist and Independent Qualified Person (the "First Mel Technical Report"), (c) the "Technical Report on the Mel Deposit, Northern Manitoba" dated March 9, 2007 and prepared in accordance with NI 43-101 by Shahé Naccashian, a Registered Professional Geologist and Independent Qualified Person (the "Second Mel Technical Report") and (d) the "Technical Report and Mineral Resource Estimate on the Lac Rocher Project" dated December 27, 2006 and prepared in accordance with NI 43-101 by Ted Goettel, P. Geol., a Registered Professional Geologist and Independent Qualified Person (the "Lac Rocher Technical Report"). Each of the Lac Rocher Technical Report, the Minago Assessment, the First Mel Technical Report and the Second Mel Technical Report have been filed with the securities regulatory authorities of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario and Québec, is available at www.sedar.com under Nuinsco's profile (or in the case of the Second Mel Technical Report, on Victory Nickel's profile), and is incorporated by reference herein in its entirety.

Specialized Skills and Knowledge

The Corporation prides itself on the amount of mining and exploration expertise it has in its management team and group of regularly used consultants, and also among its Directors. This type of expertise is generally in short supply in the current high growth mineral industry market. The Corporation therefore has a competitive advantage in its ability to quickly assess exploration and mining opportunities.

Cycles

Victory Nickel's business is cyclical, driven by metal price cycles. The Corporation attempts to make liberal use of consultants to minimize overhead so it will be better able to weather low metal prices.

Victory Nickel's business is also seasonal, with much of its exploration expenditures occurring in the first quarter when winter conditions provide best working conditions and property access. As the Corporation develops new projects, exploration expenditures will occur more evenly throughout the year. As Victory Nickel's mining and exploration business is in the development stage, the Corporation is not currently significantly affected by changes in commodity demand and prices. As it does not carry on production activities, Victory Nickel's ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

Environmental Protection

Environmental protection is given priority by the Corporation. However, the nature of its projects is such that the financial consequences of this priority have not been significant. In future years as its projects approach production this can be expected to change. This is a normal business condition.

Competition

The mining industry is intensely competitive and the Corporation must compete in all aspects of its operations with a substantial number of other junior mining companies, some of which have greater technical and financial resources. The Corporation may be at a disadvantage with respect to some of its competitors in the acquisition and/or development of high potential mining properties throughout the principal markets and geographical areas in which the Corporation carries on its business activities.

Employees

As at December 31, 2007, the Corporation had 1 permanent employee and used various contract personnel and consultants for technical and other services as required.

The Company obtains management, administrative assistance and facilities from Nuinsco pursuant to a management agreement. The fees payable by the Company are equal to the cost to Nuinsco of providing such services plus 10 percent. The management agreement has an initial term of 24 months and is terminable thereafter by Nuinsco upon 90 days notice and by the Company upon 180 days notice.

Mineral Projects

The Projects consist of the following three nickel properties: the Minago Project, the Mel Project and the Lac Rocher Project.

Minago Project

The following summary is reproduced verbatim from the Minago Assessment. Readers should note that references to Nuinsco below reflect the fact that Nuinsco was the owner of the Minago Project at the time that the Minago Assessment was authored.

Summary

The Minago Property ("Property") is located in Manitoba's Thompson Nickel belt approximately 225 km (kilometres) south of Thompson, Manitoba, Canada.

Nuinsco owns 100% of the mining lease on the Property and has retained Wardrop to provide a NI 43-101 compliant, Preliminary Economic Assessment (PEA) on the Property. An independent resource estimation of the Property mineralization has been detailed in a separate document however the resource estimate has been summarized in this PEA document. The resource estimate document required the organization of the historic project data to enable the calculation of a resource estimation that conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserves definitions referred to in NI 43-101, Standards of Disclosure of Mineral Projects.

According to Wardrop, the Minago deposit has demonstrated potential as a large tonnage low-grade nickel sulphide deposit amenable to open pit, then further to underground mining methods. The property has a favourable location as it is adjacent to a paved highway (Provincial Highway 6), which traverses north to Thompson. As well, the Property is only 60 km from the Omnitrax Canada railway line. Thirdly, a 230 kilovolt (kV) power line runs parallel to the highway and Manitoba has the lowest power costs in Canada. These favourable logistics are also supported with a recent metallurgy test program where a very high grade nickel concentrate was produced. These positive factors on the deposit should be considered in the context of a resource that is overlain with 60 metres (m) of barren rock (overburden, limestone and sand) resulting in a high open pit strip ratio. Secondly, the mineralization affects metal recoveries and, similar to other geological deposits, it is sensitive to and dependant on metal prices.

A site layout for the Minago site has been prepared to illustrate the mining and processing functions of the Minago deposit (see Figure 1.1).

1.1 GEOLOGY

In June, 2006 at the request of Nuinsco, an independent review of the geology, exploration history, historical resource estimates, resource estimates, and the potential for discovery of additional nickel mineralization of the Minago property in central Manitoba was conducted by P. J. Chornoby, P. Geo. The geology section of this report summarizes the results of exploration conducted during the period from 1966 to 1991 and work conducted by Nuinsco from 2004 to October 31, 2006.

WARDROP

Figure 1.1 Minago Site Layout


Nuinsco Resources Limited
Site Layout
WARDROP

Exploration data and technical and summary reports were provided by Nuinsco. Descriptions and interpretations of the geology and mineral deposits of the Thompson Nickel Belt are taken largely from published scientific papers and unpublished company reports. The geology and mineral deposits of the Minago property are taken largely from unpublished company reports. The current claim status and ownership was verified using the claims inquiry section of the Manitoba Ministry of Industry, Economic Development and Mines, Mineral Resources Division web site.

P.J. Chornoby, P. Geo. visited the Property in August, 2004 to verify the mineral disposition and historical drill hole locations, check sampling of the 1989 to 1990 previous Black Hawk drill core and selected and supervised the sampling and shipment of metallurgical composites to SGS Lakefield laboratory for the metallurgy test program. As this was being done the Black Hawk drill core was being retrieved from the site for storage elsewhere. In October, 2006, a visit was made to the Mining Innovation, Rehabilitation and Applied Research Corporation (Mirarco) office in Sudbury, Ontario to meet with Nuinsco management as well as Wardrop personnel to review the Mirarco mineral resource estimates dated August 30, 2006, and to plan further drilling for geotechnical studies and resource delineation for the 2006/2007 drilling season.

1.2 RESOURCE STATEMENT

The mineral resource estimate and geological block model were developed for the Minago deposit by P. Vasak, P.Eng. of Mirarco in Sudbury Ontario. P.J. Chornoby, P.Geo. and P. Jones, P.Geo., Vice President of Exploration, Nuinsco supervised this work. The resource block model is based on a 0.2% nickel (Ni) cut-off resource wireframe. The model utilizes a block size of 7.6 m x 7.6 m x 7.6 m. The results of the model are indicated in Table 1.1 below.

Table 1.1 Mineral Resource Estimate

Total Resource - All Categories				
	Measured and Indicated		Inferred	
Ni Cut-off (%)	Grade Ni weight %	Tonnes	Grade Ni weight %	Tonnes
0.25	0.516	49,012,622	0.528	44,014,127
0.30	0.566	40,736,962	0.582	36,356,099
0.40	0.655	29,011,382	0.667	26,668,691
0.50	0.739	20,611,416	0.753	19,237,813
0.60	0.822	14,346,279	0.835	13,773,615
0.70	0.906	9,677,635	0.906	10,006,873
0.80	0.991	6,329,711	0.984	6,724,061
0.90	1.080	3,900,076	1.074	4,063,277

The geostatistical grade model was based on an ordinary kriging grade interpolation, however, both nearest neighbour and inverse power models were also built to determine the declustering statistics and resource model validation, respectively. Variography and interpolation of nickel grades and rock densities were performed in an unfolded version of the model. The final block model is presented in the folded space of the deposit.

1.3 MINING, PROCESSING, TRANSPORTATION AND INFRASTRUCTURE

1.3.1 MINING

The Minago deposit is overlain by a surficial layer of overburden (peat, sands and clay) approximately 10 m thick followed by 50 m of limestone. Immediately beneath the limestone and at the contact of the basement rocks exists a layer of silica sand. Beneath the silica sand lie the granite and ultramafic rocks. The sand was determined to have the potential as frac sand for use in the oil well developing industry.

The ore body contains both serpentinite and peridotite ores with the serpentinite closer to surface transitioning to the peridotite ore at approximately the 457 m (1500 feet) elevation. This is an important consideration as metal recoveries and plant operating costs vary depending on the type of ore. As discussed further below, pit optimisations were performed on the deposit and the final designed pit had a bottom elevation of 366 m. Thus all ore in the open pit was considered to be serpentinite and all ore in the underground mine was considered to be peridotite.

Plant throughput for the study was based on 10,000 metric tonnes (t) per day. A review of mining at a plant throughput of 12,000 tonnes per day (t/d) was also completed for the open pit only option and this showed slightly improved economics.

An initial evaluation of the underground potential of Minago was also completed. The Net Present Value (NPV) of the project was determined including the underground mining tonnage. The addition of an underground option was positive to the overall economics of the Minago property.

The open pit optimisations developed for the Minago block model considered nine different optimum pits at decreasing revenue factors (or decreasing metal price) from the base case. This was done to establish the most economic and practically sized location for the starter pit. The remaining optimum pits were analyzed and found that two successive push backs could be designed to allow for sufficient mining width. The final (and final push back) was the ultimate base case pit. This final pit was designed with a haul road. The ultimate elevation for the open pit was the 366 m elevation. The three pits were scheduled to obtain a mine plan that yielded a smoothed strip ratio and equipment requirements that achieved the required 10,000 t/d of mill feed.

Underground mining was timed so that the portal was started in Year 6, the same year that the last open pit phase passed the sand/granite contact. The purpose of this was to take advantage of the extra wide berm left at the sand/granite contact, which provided working width and a storage location for underground ore. The open pit equipment would then be responsible for loading and hauling that ore to the mill for final processing.

The open pit mine life was 15 years (including the pre-strip which stated in Year -2) and the underground finished three years later. Open pit ore production started in Year 1, the underground waste development started in Year 6. Underground ore is released in Year 8.

The open pit finished in Year 13 and the underground was completed in Year 16. Sand processing continued until Year 15 at which time the sand stockpiled from the mine would be exhausted.

The contained resource in the final pit design was 35.7 million (M) (insitu grade of 0.52% Ni) of the 44.8M tonnes geologic resource (insitu grade of 0.50% Ni) contained above the 366 m elevation. Thus 80% of the open pit geologic resource was contained within the ultimate open pit. Seventeen percent of the resource contained within the open pit is in the Inferred category with the remainder being in the Indicated or Measured category. The contained resource in the underground design was 9.0 M tonnes (insitu grade of 0.85% Ni) of the 48.3 M tonnes resource (including the crown pillar, insitu grade of 0.57% Ni) contained below the 366 m elevation. Thus 19% of the underground geologic resource was contained in the underground design. Eighty five percent of the resource within the underground design is in the Inferred category with the remainder being in the Indicated or Measured category. Table 1.2 below summarizes the geological and mined resources.

Table 1.2 Geological Resource Compared to Mined Resource

	Total In situ Resource (0.25% Ni Cut-off Grade)		Total Mined Resource	
	Tonnes	**Grade (% Ni)**	**Tonnes**	**In situ Grade (% Ni)**
Open Pit				
Measured	8,842,230	0.600	7,509,798	0.621
Indicated	27,720,971	0.485	22,222,981	0.501
Subtotal	**36,563,201**	**0.513**	**29,732,779**	**0.531**
Inferred	8,189,142	0.436	5,973,121	0.455
Crown Pillar				
Measured	985,950	0.519	-	-
Indicated	7,282,512	0.491	-	-
Subtotal	**8,268,462**	**0.494**	-	-
Inferred	3,724,981	0.435	-	-
Underground				
Measured	430,084	0.615	173,127	0.83
Indicated	3,776,396	0.586	1,179,391	0.855
Subtotal	**4,206,480**	**0.589**	**1,352,518**	**0.852**
Inferred	32,156,081	0.562	7,632,350	0.847

1.3.2 PROCESSING

The Minago ore body is low grade ore and will be processed at the mine site utilizing crushing, grinding, flotation, thickening, concentrate filtering and drying process steps. Mill throughput is projected to be 10,000 t/d (3,600,000 tonnes per year (t/yr)).

Previous property owners had mineral processing tests performed on Minago ore. The results from these tests are highlighted in this report. Recently Nuinsco directed test work that was completed by SGS Lakefield on serpentinite nickel samples from the 2006 exploration program. The results provided the recovery and concentrate grades for serpentinite ore for this preliminary economic study.

The objectives of the test work were to produce a high nickel grade concentrate (>25% Ni), with a low talc (MgO) content (<10% MgO), at the highest possible nickel recovery. Concentrates containing a high talc content can be detrimental to the smelting operation. However, smelters can mitigate this problem with blending of high and low MgO grade concentrates. Contract penalties escalate when talc values in the nickel concentrate rise above levels acceptable to smelters, which start at approximately 2% MgO. Contract penalties have been incorporated in the Minago smelter terms and represent the penalty of US$38.78/t.

Current testing has confirmed that serpentinite ore graded at 0.71% Ni can be treated by flotation to produce a nickel concentrate grading of 27% Ni, at a 57% Ni recovery, with the MgO content at 9.5%. Other payable metals were also assayed in the concentrate (copper (Cu), gold (Au), silver (Ag), cobalt (Co), palladium (Pd), platinum (Pt), rhodium (Rh)) and deleterious elements such as silica oxide and talc to determine the net payable available from nickel smelters.

As previously stated the serpentinite ore is all contained in the open pit and the peridotite ore is all contained in the underground design.

In the PEA study for the serpentinite ore, Wardrop used the 57% recovery (regardless of head grade above 0.25% Ni) and a concentrate grade of 27% and MgO content of 9.5%. On average this recovery was determined to be adequate as the metallurgy results are based on only one representative drill hole sample. As well, using a constant tailings grade method for developing a recovery relationship yields an average recovery of 57% using the average diluted mined head grade of 0.49% Ni. This pinpoints the requirement for metallurgy testing for the next stage of the project to establish an actual head grade and recovery relationship.

The peridotite ore on the other hand had limited recent testing so Wardrop used the grade–recovery relationship developed by the former Kilborne Engineering for the Voisey's Bay deposit. The best fit formula to match the curve is represented by the following formula:

$$\text{Peridotite Recovery} = -59.034(Ni)^6+425(Ni)^5-1239.2(Ni)^4+1874(Ni)^3-1562.2(Ni)^2+710.22(Ni)-84.983$$

Using this formula resulted in an average recovery of 60.3% from the actual underground diluted head grade of 0.81% Ni. The use of the formula was considered to be acceptable because the underground mine plan does not take affect in the overall project schedule until Year 8.

For both serpentinite and peridotite ore, approximately 25% of the nickel in the ore occurs as a solid solution in the silicates of serpentinite ore composite studied. Thus any head grades below 0.25% are assumed to be unrecoverable.

1.3.3 TRANSPORTATION

The Minago property is located directly adjacent to Provincial Highway 6, a major north south route in Manitoba, thus it has been assumed that all inbound freight will be supplied freight on board (FOB) at the mine site.

During the course of this study, several different options were considered for the final smelter location of the average 46,000 wet metric tonnes per year nickel concentrate to be produced at the Minago mill. Options considered were:

- Containerized shipping to Smelter in China;
- Containerized shipping to Smelter in Finland;

- Bulk shipping by rail/sea to Smelter in Finland;
- Bulk Shipping by rail to Sudbury, Ontario, Canada; and
- Bulk Shipping by rail to Thompson, Manitoba, Canada.

Based on conversation and advice from Mineral Services Inc. (see Markets and Smelter, section 21) and with Nuinsco management, for the PEA study, Wardrop assumed that the Minago concentrate would be shipped by typical highway type tractor trailer 223 km (one way) to the CVRD (Inco) smelter in Thompson, Manitoba. Options are available overseas that could be utilized to establish improved smelter terms.

Figure 1.2 Minago Project Shipping Distances



Minago to : Churchill 630 Km
Medicine Hat 1285 Km
Montreal 3051 Km
Oklahoma City 2515 Km
Sudbury 2295 Km
Thompson 223 Km
Winnipeg 540 Km
Vancouver 2995 Km
Churchill
Thompson
Minago Project
(Frac Sand)
Medicine Hat
Vancouver
Ship to China
Winnipeg
Sudbury
Montreal
Halifax
Ship to Helsinki, Finland
Frac Sand to Oklahoma City
WARDROP
06513307.00
Minago Project
Shipping Distances

1.3.4 INFRASTRUCTURE AND SITE LAYOUT

The Minago mine site is ideally located near existing infrastructural facilities such as a major highway, a high voltage transmission line, a rail line, and nearby communities. These facilities are as follows:

1. Manitoba Provincial Highway 6 is directly adjacent to the mine site. Provincial Highway 6 is a paved two lane highway that serves as a major transportation route to northern Manitoba.

2. A Manitoba Hydro high voltage 230 kV transmission line runs beside the highway to the east of the mine site. Power for the mine will be provided by this line.

3. The Omnitrax Canada railway line connecting the southern prairie region of western Canada to Churchill, Manitoba (a seasonal seaport) crosses Provincial Highway 6 approximately 60 km north of the Property. A rail siding will be constructed at this site.

4. The town of Grand Rapids is located 107 km south of the mine site. This community and others in the surrounding area, such as Snow Lake to the north, will provide food and accommodation facilities for the mine personnel. The mine will not be equipped with a cafeteria or accommodation facilities.

5. The City of Winnipeg is located approximately six hours driving time south of the mine. It is anticipated that this city will provide major repair services to the mine. Welding and machining services at the mine site will be minimal and sufficient to provide only emergency repair services.

The infrastructure to be constructed at the mine site will consist of the processing and maintenance facilities required to mine and process the ore. A mill building will be constructed on the site to house the ore processing equipment. Infrastructure required to operate the mill will consist of water and sewage facilities, warehouse, office and dry facilities, and a service facility to maintain the mining equipment. Diesel oil storage capacity will be required to maintain approximately one month of fuel storage capacity for the mining fleet.

It is anticipated that significant ground water quantities will be encountered in the overburden surrounding the proposed open pit. This water must be controlled to prevent water entry into the mining operation. A hydrogeological assessment of the ground water potential will be undertaken to determine aquifer characteristics and potential dewatering scale and impacts. General hydrogeological information for this typical geology would indicate that groundwater is present in each of these units, and would be expected to flow into the proposed open pit excavation. The anticipated rate of potential inflow however cannot be determined until the appropriate hydrogeological investigations have been undertaken. The testing will be used to predict the required well spacing and discharge volumes required to lower the water table around the open pit.

1.3.5 FRAC SAND

The Minago deposit is unconformably overlain by Winnipeg Formation sandstone that in turn is conformably overlain by competent limestones and dolomites of the Red River Formation. The basal sandstone unit that overlays the Minago deposit averages approximately 10 m vertical thickness. Approximately 25% of the sandstone is within frac sand size specifications.

Frac sand is comprised of rounded, spherical, high-purity quartz grains that exhibit compressive strengths greater than 4,000 pounds per square inch (psi). It is used in conjunction with fluids pumped under high-pressure into oil and gas wells to enlarge or scour out openings in oil or gas bearing rock or to create new fractures from which oil or gas can be recovered.

Wardrop has included mining of the frac sand which forms part of the overburden waste. Of the 318.3 Mt of waste mining, 16.2 Mt of insitu sand is mined. The sand mined is planned for a stockpile in a location near the processing plant. A separate sand processing facility would be located in that area. The sand would be processed at a rate of 765 t/d, producing 275,000 t of marketable sand annually.

In total, four million tonnes of frac sand are projected to be marketed in Canada and the United States, generating revenue of $511.5M, or an average of $126.38/t.

The sandstone will be mined to access the nickel ore and thus becomes a by-product credit to the nickel operation. Related costs including mining total $403.5M and include the following: processing - $20M and transportation - $383M, resulting in net operating profit from the frac sand operation of $78M. Capital expenditures amount to $10.6M ($7.6M the first three years and $3.1M sustaining) which consist of the sand processing plant, frac sand haulage and a rail siding. This does not include mining operating and capital which is part of the synergy of mining the waste and nickel ore. As a stand-alone operation the frac sand operation achieves an NPV (8%) of $46M and an internal rate of return (IRR) of 132.4%.

1.4 CAPITAL COSTS, OPERATING COSTS AND FINANCIAL ANALYSIS

	Total ($CAN)	**First Three Years ($CAN)**	**Sustaining ($CAN)**
Open Pit			
Pre-stripping	$79,650,000	$79,650,000	
Mine Equipment	$97,891,000	$79,365,000	$18,526,000
Underground Mining			
Development	$69,442,000		$69,442,000
Construction	$9,600,000		$9,600,000
Mobile Equipment	$19,598,000		$19,598,000
Infrastructure	$29,307,000	$29,307,000	
Processing Plant	$54,226,000	$54,226,000	
Concentrate Transportation	$1,000,000	$500,000	$500,000
Frac Sand - Plant and Transport Equipment	$8,653,000	$5,851,000	$2,802,000
Environmental			
Reclamation Costs	$14,681,000		$14,681,000
Environmental Bonding Interest Costs	$1,488,000		$1,488,000
Indirects (EPCM)			
All Except Frac Sand	$13,571,000	$9,869,000	$3,702,000
Frac Sand Only	$585,000	$585,000	

Contingency			
All Except Frac Sand	$39,885,000	$25,726,000	$14,159,000
Frac Sand Only	$1,417,000	$1,137,000	$280,000
Total	**$440,994,000**	**$286,216,000**	**$154,778,000**

The capital costs by area plus indirects and contingency are shown in Table 1.3. The costs are separated by initial capital (first three years) and sustaining capital. The indirects and contingency varies for each capital item. For example the open pit pre-stripping does not contain any contingency, however the mill capital has a 20% contingency. Overall the overall indirect costs and contingency are 3.2% and 9.4% of the total capital costs.

The total operating costs for the mine have been summarized in Table 1.4. The sand, while a separate process, still forms a cost of the overall operation.

The total life of mine operating costs equate to $40.96/t of ore for the 16 year mining life.

Key components to the operating cost are electricity and fuel. Manitoba has some of the lowest electrical costs in Canada and this is favourable for the Minago project. The mine is also located adjacent to a major high tension line. This made the selection of electrical equipment a key decision. The electrical price quotation was developed based on expected load and rates provided by Manitoba Hydro.

Table 1.3 Minago Capital Cost Summary

Table 1.4 Total Operating Costs – Minago (with Frac Sand)

Cost Centre	Total Dollars ($CAN)	Cost/tonne ore ($CAN/tonne)	Cost/dmt concentrate ($CAN/dmt)
Mining Open Pit - Ore & Waste	$395,163,000	$8.86	
Mining Underground - Ore	$228,353,000	$5.12	
Milling - Ore	$440,486,000	$9.87	
Milling - Sand	$19,898,000	$0.44	
Infrastructure	$11,994,000	$0.27	
General and Administrative	$38,693,000	$0.87	
Frac Sand Transportation	$382,591,000	$8.58	
Subtotal	**$1,517,178,000**	**$34.01**	
Concentrate Transportation (including losses)	$19,112,000		$36.25
Smelting and Refining	$290,677,000		$551.30
Totals	**$1,826,967,000**	**$40.96**	**$587.55**

The fuel price was estimated using a US$50 per barrel benchmark. The rack price in Thompson and the world price per barrel at the time of preparation of the study were used to extrapolate a delivered price with a US$50 per barrel benchmark for the long term fuel price at Minago. The prices used were:

Electricity $0.03128 per kilowatt hour (kWh)

Diesel $0.51 per litre (L)

Preliminary economic analyses were carried out on the Minago property using the mineable open pit and underground tonnes and grades, and the operating and capital costs determined. Net present values have been summarized for four different cases of commodity prices. These are outlined in Table 1.5.

The result was for the base case is a pre-tax NPV of $334M at a discount rate of 8% with an IRR of 23.1%.

Table 1.5 Economic Analysis Results

		Metal Prices/Exchange Rate Cases(1)			
Metal	**Units**	**Base Case**	**Base Case - 10%**	**Engineering Case**	**Current Metal Prices**
Nickel	$US/lb	$7.43	$6.69	$6.40	$14.88
Copper	$US/lb	$1.86	$1.67	$1.23	$3.36
Palladium	$US/oz	$245.15	$220.64	$220.00	$322.70
Platinum	$US/oz	$939.73	$845.76	$865.00	$1,086.50
Gold	$US/oz	$471.60	$424.44	$475.00	$604.10
Cobalt	$US/lb	$19.81	$17.83	$7.90	$12.21
Silver	$US/oz	$8.03	$7.23	$19.82	$18.50
Rhodium	$US/oz	$2,254.72	$2,029.25	$2,240.00	$4,880.00
Exchange	$CAN/$US	$1.23	$1.23	$1.20	$1.12
Pre-Tax NPV @ 6%	$CAN millions	$437	$295	$210	$1,539
Pre-Tax NPV @ 8%	$CAN millions	$334	$215	$143	$1,265
Pre-Tax NPV @ 10%	$CAN millions	$253	$151	$90	$1,045
Pre-Tax IRR	%	23.1	18.3	15.1	51.5

Note:(1) All metal prices and exchange rates are effective as of market close on October 31, 2006.

1.5 RECOMMENDATIONS

Based on the positive results shown in the preliminary economics, Wardrop recommends that the Minago project should proceed to Feasibility Study. A full Feasibility is required to properly define the technical issues affecting the property. The most important recommendation that has the largest effect on the economics of the Minago property would be the requirement of an extensive metallurgy program that captures the variability in the grade – recovery (and MgO) results. Secondly, the hydrology program is critical to aid the initiation of the Environmental Impact Statement (EIS) and to assess the number of dewatering wells required to ensure that the water does not inhibit mining of the deposit. As with any mining project the EIS is a necessity to ensure the project can proceed with full knowledge of the effects on the environment as well as mitigating design factors to control any potential harmful effects.

1.5.1 MINING

GEOTECHNICAL

Open Pit

The following recommendations are made with respect to the preliminary investigation of the Minago Open Pit:

- Only a limited number of geotechnical core logs were provided by Nuinsco. Additional data is required to check and confirm any spatial variation of the properties within the proposed pit geometry.
- Additional data on the orientation of the major and minor geological structures is required.
- A comprehensive hydrological study is required.
- A more detailed analysis of the open pit slope stability involving limiting equilibrium analysis will be required as the project advances beyond the scoping study level.
- Additional analysis of the bench geometry incorporating the orientation of the geological structures will be required.

Underground

<u>Geotechnical Drilling and Rock Mass Assessment</u>

The assessment of the underground mining potential for the project is based on several assumptions regarding the nature, quality and strength of the rock mass making up the underground resource.

Therefore, the nature and quality of the rock mass must be verified by further geotechnical drilling before proceeding with the underground mineability of the deposit. At a minimum, four to six deep (1000 m) drillholes intersecting the underground high-grade mineralization should be cored, logged and the rock mass assessed using both the Barton's NGI-Q and Bieniawski's RMR rating systems. As there appear to be two main mineralization zones, it is suggested that the drillholes be split equally among the two zones.

The available information would be used to empirically determine and confirm a suitable stope size for mining as well as the selected mining method. The information would also be used in determining crown pillar stability and required thickness.

Crown Pillar

The currently proposed crown pillar separating the pit from the underground mine should be examined more closely. It is likely that additional underground resources could be mined while the open pit is active. The remaining crown would be extracted after pit mining has stopped and access to the bottom of the pit is no longer required. The analysis should focus on determining the minimum pillar thickness as well as the optimum extraction sequence of the final crown. Rib pillars may be required to ensure that the pit wall below the underground mine portal remains stable while the crown is being recovered. This requirement would be determined using numerical analysis.

Backfill

Cemented backfill will be required as part of the underground mining method. Because of the cost of cement, it is important to determine the best design mix for the backfill so as to maximise benefits while minimising costs. In addition, opportunities to use rockfill as backfill should be looked at to reduce mining costs.

Open Pit and Underground Mine Interaction

At this point, the development and production aspects of the underground resource are integrated within the production schedule of the open pit. This may or may not be the optimum schedule and the matter should be investigated further so the economics of the project are optimised.

OPEN PIT MINING

Ore Classification and Definition

Additional drilling should be completed to upgrade the classification of the Inferred material within the current design pit. This drilling should also focus on determining if barren blocks exist within the main ore zone. This would be considered internal dilution and has not been properly assessed to date.

Blasting

With the dramatic difference between limestone and the basement granite, rock specific blasts will need to be designed. Testing of the various rock types will be required to fine tune these blasting requirements.

Waste Rock Management

The tailings have been found to be non-acid generating The acid generating potential of the waste rock needs to be assessed. Sequencing of the waste placement and remedial measures to mitigate any potential problems could then be assessed. The possibility of metal leaching also needs to be tested to determine if this is an issue.

Hydrogeology

Pit dewatering parameters need to be determined. The requirement for dewatering wells needs to be assessed as to the extent of dewatering that is required. Overburden dewatering parameters need to be established to allow the design of surface diversions and drainage systems. The permeability of the base of the tailings management area needs to be assessed to determine impacts of the tails on the local ground water conditions.

Waste Dump Design

The stability of the waste piles placed near the open pit needs to be determined. The waste piles are currently designed to range from 30 to 50 m in height above the existing topography and off-set 300 m from the edge of the pit. Testing on the load carrying capacity of the overburden and its deformation characteristics will be required to determine if that setback is sufficient to ensure that the overburden does not flow towards the pit. Any time constraints on how long will be required to compress the overburden material need to be determined to sequence the waste placement.

Wall Slopes

Detail on the wall slopes by rock type needs to be determined for the various orientations. In the final design used for this study, an extra wide berm was included at the sand/bedrock contact to allow for sloughing of the less competent sand. It was anticipated that this material may be water bearing and local trapped aquifers may cause the sand to slough. Slope requirements for this material and the other material types need to be confirmed.

Plant Trade-off Study

Based on the 12,000 t/d open pit only review, the potential to increase the overall project economics exists with increasing the throughput. The optimised rate should be determined by a trade-off study.

Metallurgical Recovery

Additional metallurgical testing should be completed to determine the relationship of grade to recovery for both ore types. This information should then be loaded into the model to examine the economic impacts of the variable recovery.

Portal Location

The underground portal should be located definitively and the pit design adjusted accordingly to improve the project economics.

Industrial Materials

Further evaluation of potential industrial materials that would result from mining should be undertaken. Testing of the limestone and its potential for lime, cement and aggregate products should be completed. From this markets should then be determined, assessed and a decision made if the commodities have any economic potential.

The sand should be tested for its potential as frac sand and the quantity of the deposit assessed. The recovery should be defined. The waste product from the frac sand preparation should also be examined for its use in other industries such as smelting, glass manufacture and use as braking medium for locomotives or street cars.

Metric Model

The existing geology and drill hole database should be converted to metric and the NAD 83 grid system. A new geologic model should be created and verified.

UNDERGROUND MINING

There is not enough technical information available at this time to categorically determine the economic potential of the underground resource. The current design is based on limited geotechnical and geological information and conditions may well change with additional information.

At this point, the underground resource adds positively to the cash flow of the project which is encouraging considering the conservative assumptions made in the assessment. Further information, coupled with trade-off studies on stope size and ground support requirements will help in determining whether or not the underground resource should be aggressively pursued.

1.5.2 METALLURGY AND PROCESS DESIGN

A Comminution Economic Assessment Test (CEET) should be undertaken to optimise the SAG/Ball mill array. A Flotation Economic Evaluation Test (FLEET), required to maximise the flotation performance, is also recommended. The results from these two tests could yield significant capital and operating cost savings in both the grinding and flotation circuit. A number of composite samples, representing the entire deposit, would be required for this test program. The current cost of this work including site variability testing is about $400,000. Variability has proven to be a factor affecting grinding and flotation in the mineral processing tests. Deposit ore variability must be understood when selecting representative deposit samples for mineral processing tests. This should be initiated as soon as possible as the work requires about four months of testing, and will impact on the selection of primary mill equipment, some of which have delivery times of over 24 months. All necessary equipment should thus be identified as early as possible.

There appears to be synergy in both the mine waste/tailings area, and in the preparation of nickel concentrate and frac sand, but the study must be systematic to avoid impediments, such as process water contamination, ore variations and high talc zones.

Future work should build on the beneficial parameters identified in the past test programs. Gravity separation and a number of reagents that were tested to reduce the talc component have not proved successful, but testing should continue as technology improves.

Contract smelting is considered a means for treating the nickel concentrate. Future changes by government to tighten sulphur air quality regulations on smelters may cause smelting treatment charges to rise. This will reduce metal revenues. Hydrometallurgical treatment of the concentrate has not been evaluated. New technologies are currently being implemented at other mining operations and should be investigated as an option to smelting.

Optimisation of secondary metal recovery has not been evaluated. These could play a significant role in determining the economical boundaries to mining the deposit.

1.5.3 TRANSPORTATION AND LOGISTICS

A further trade-off study should be done to examine the shipping of the concentrate in slurry form to Thompson to avoid the extra cost of drying.

1.5.4 INFRASTRUCTURE AND SITE LAYOUT

Additional ground water and metallurgical testing are required to refine the infrastructure requirements and associated costs.

1.5.5 MARKETS AND SMELTER

Based on preliminary metallurgical testing the Minago concentrate grade has been established to be in excess of 27% Ni. With this extremely high grade concentrate there is potential to market the concentrate to smelters around the world to establish a good balance or highest net present value for the project between the transportation costs and the favourable smelting terms and conditions. A Minago concentrate marketing campaign should be initiated to the worldwide and domestic smelters to identify its value in the market.

1.5.6 ENVIRONMENTAL

The recommendation is to proceed with the Environmental Impact Statement.

1.5.7 FRAC SAND

Based on the processing and metallurgical work performed, Wardrop recommend the following:

- Perform laboratory analysis on the processing of the insitu sandstone to produce frac sand. Currently a 25% recovery is assumed.
- Perform laboratory analysis of the frac sand to determine its quality and ultimate marketability.
- Proceeding to a higher level of accuracy requires more detailed research and updates in capital and operating cost calculations especially in the areas of concrete, electrical and the mill building in the capital costs, and in the supplies in the operating costs.
- Additional equipment may be required to support the operation of the sand plant module.
- If the sands insitu entering the plant are not as clean as was assumed for the purpose of this study, the flow sheet and the costs may change drastically with the introduction of flotation and magnetic/electrostatic separation.
- For the shipping of the frac sand a hopper system over the rail cars should be examined in order to load rail cars directly from haul trucks to avoid the need for a loader and a storage pad.
- Conduct a marketing study on the known quality and quantity of frac sand. This will establish its potential revenue (price) as well as establish a realistic production level to match the marketable volume. Supply and demand economics should be factored such that marketing volumes should be kept at a level that does not negatively impact the price of the frac sand.

Synergy between the removal of overburden and infrastructure construction has significant potential, as well as treating and shipping a portion of the overburden (frac sand) as a revenue generating by-product. The 25% percentage extraction of marketable sand requires verification, as well as a review of the market potential and economics. A market should be sought for other overburden fractions including limestone and lump silica.

Mel Project

The following summary is reproduced verbatim from the First Mel Technical Report. Readers should note that references to Nuinsco below reflect the fact that Nuinsco was the owner of the Mel Project at the time that the First Mel Technical Report was authored.

1. Property Description and Location

The Mel property is located in north central Manitoba, approximately 25 kilometres north of the city of Thompson. The Mel property comprises mineral lease ML-007 and 37 unpatented mineral claims. Mineral lease ML-007, held by Inco, has a surface area of 749.973 hectares. The lease expires April 3, 2013, thereafter, it is renewable for an additional 21 years at the discretion of the Manitoba Minister of Industry, Economic Development and Mines. The 37 mineral claims are held by Inco Limited and encompass a combined area of approximately 8,767 hectares. Thirty-three of the mineral claims expire on March 18, 2007. Three of the claims expire on January 9, 2007.

Mineral lease ML-007 and the 37 mineral claims are 100% owned by Inco subject to an option/buy-back agreement dated 27th August 1999 between Inco Limited and Nuinsco Resources Limited and subsequent amendments. Under the terms of the agreement Nuinsco has the right and option to earn a 100% interest in the Mel property by incurring $6.0 million of exploration and/or development expenditures by February 28, 2008. A maximum expenditure of $1.4 million is allowable on the Mel Lease; therefore, at least $4.6 million of the work commitment must be incurred on the Mel claims. Inco has the right to buy back up to 51% interest in the Mel property by incurring the next $6.0 million of development expenditures. Inco is the manager of the expenditure of exploration funds. Nuinsco has the first right to be manager of the expenditure of funds for the development of a mining project and for the operation of the mine.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiography

Highway 391 from Thompson crosses the extreme southwest corner of the Mel claims. The east part of the property is accessed from highway 280 via two winter roads. Summer access is possible by boat on the Odei River that traverses the entire length of the property. Because much of the area is covered by muskeg, access to most of the property is restricted primarily to the winter months. The Mel Property is located 25km NE of the city of Thompson where Inco conducts fully, vertically integrated mining operations. Prior to commencing any exploration field activity a work permit is obtained by Inco from a representative of Manitoba Conservation in Thompson, Manitoba. There are no current claims on the Mel property under the terms of the Treaty Land Entitlement Agreement between the governments of Canada, Manitoba and the Treaty Land Entitlement Committee Manitoba Inc., representing First Nations.

Most of the Mel Lease is topographically low and swampy. Overburden cover is predominantly clay and sandy clay that is at least 15 metres thick. Up to 60 metres of clay and sandy clay is locally present in the vicinity of the Mel deposit. Outcroppings of bedrock are rare.

Prior to commencing any exploration field activity a work permit is obtained by Inco from a representative of Manitoba Conservation in Thompson, Manitoba. Prior to commencing any exploration field activity and upon completion of that work Inco notifies the chief of the Nisichawayasihk Cree Nation and the Nelson House Resource Management Board. Inco also procures a letter of advice from the Federal Department of Fisheries and Oceans. The Manitoba Water Stewardship Board is also advised of the work activities.

There is no mining infrastructure on the Mel property.

3. History

The first record of exploration in the vicinity of the Mel property dates back to 1961 when the

Mel deposit was discovered, on what is now ML-007, by Canadian Nickel Company Ltd. From 1961 to 1972 numerous companies were active in the area. In 1972 activity ceased with the advent of exploration prohibitive legislation. The region remained dormant until 1999 when Inco staked the present Mel claims. Since 1999 to the present Inco and Nuinsco have actively explored the Mel property.

4. Geological Setting

The Thompson Nickel Belt forms a northeast-southwest trending 10 to 35 kilometre wide belt of variably reworked Archean age basement gneisses and Early Proterozoic age cover rocks along the northwest margin of the Superior Province. Lithotectonically the Thompson Nickel Belt is part of the Churchill-Superior boundary zone. The variably reworked Archean age basement gneisses constitute the dominant portion (volumetrically) of the Thompson Nickel Belt. The Early Proterozoic rocks that occur along the western margin of the Thompson Nickel Belt are a geologically distinguishable stratigraphic sequence of rocks termed the Opswagen Group. The Opswagan Group hosts the nickel deposits of the Thompson Nickel Belt. Within the Opswagan Group almost all of the nickel deposits of the Thompson Nickel Belt are found within lower Pipe Formation rocks.

Due to extensive swamp and overburden cover the geology of the Mel property is largely extrapolated from diamond drill core logging and interpreted by Inco exploration personnel from magnetic surveys. Lower Pipe Formation (P2) comprising medium to coarse grained, mineralized graphitic sillimanite -garnet-biotite schist, overlying Thompson Formation skarns, have been observed in a number of localities. In contrast to the main Thompson Belt P2 schist, it is typically coarser grained with less sillimanite and more garnet. Upper Pipe Formation (P3) garnet-sillimanite-biotite schist, garnetiferous quartzite/greywacke and silicate- with minor oxide and sulphide facies iron formation are ubiquitous in the Mel Area. In contrast to their main Thompson Belt counterparts, the iron formations contain more pyrrhotite and the schists are coarser grained with more garnet. Previous drilling focused on strong conductors within the upper Pipe Formation iron formations and mineralized schists (barren pyrrhotite). Volcanics of the Ospwagan Formation have been found only on the eastern limb of the easternmost dome in the Mel Area. In contrast to the main Thompson Belt, the Mel Area volcanic rocks are less abundant and less magnesium rich. Ultramafic bodies in the Mel Area can be found either in basal sequence stratigraphy less than 100 feet above the unconformity with Archean gneisses, or are completely enclosed in Archean gneiss. The ultramafics in the Mel Area are primarily pyroxenite with minor peridotite. The structural style of the Mel Area is similar to elsewhere in the Thompson Nickel Belt with respect to the inward-facing synformal keels separated by gneiss.

5. Exploration

Exploration on the mineral claims is similar to that employed during the 1960s in that geophysical surveys are utilized to identify conductive zones for drill testing. However, modern geophysical methods are greatly improved and are capable of detecting bedrock conductors with more certainty and at much greater depths. Integration of modern electromagnetic geophysical surveys with the improved geological understanding of the Thompson Nickel Belt results in an effective exploration approach. A summary of the line cutting and geophysical surveys follows: **2000:** 166 kilometres of grid lines were cut. AMT surveys were conducted on 115 kilometres of line representing approximately 65% of the property. UTEM surveys were conducted on 6 grids. Two diamond drill holes were surveyed with borehole UTEM. **2001**: 87 kilometres of grid lines were cut. AMT surveys were conducted on 81 kilometres of line that covered the remaining 35% of the property. **2002**: 3D inversions were performed on AMT data collected in 2000 and 2001, 108 kilometres of grid lines were cut and surface UTEM surveys were conducted on 7 grids. **2003**: 262 kilometres of grid lines were cut and surface UTEM surveys were conducted on 18 grids.

6. Mineralisation

Consistent with sulphide mineralization elsewhere in the Thompson Nickel Belt, the Mel property contains barren sedimentary sulphide formation that is known locally to be nickeliferous. At the Mel deposit nickel bearing massive and stringer sulphides occur within both lower Pipe Formation schists in contact with an ultramafic intrusion and within the ultramafic intrusion. The sulphides are dominantly pyrrhotite with lessor amounts of pentlandite and chalcopyrite. The mineralization at the Mel deposit strikes approximately 345 degrees for a distance of 1,500 metres, dips from 7o degrees to 80 degrees east and extends to a known depth of 825 metres below surface. The deposit consists of folded, continuous to discontinuous higher-grade nickel bearing sulphide layers up to 15 metres thick (horizontal) within a broader mineralized zone with horizontal thicknesses locally exceeding 30 metres. Folding appears to have locally caused thickening of the mineralized layers. No significant nickel values were obtained on the Mel Claims to date.

7. Drilling

From 1961 to 1971 a total of 76 diamond drill holes were drilled on the Mel Lease to examine the Mel deposit on approximately 60 metre centres. The four deepest holes intersected mineralization at a maximum depth of 825 metres below surface. Nuinsco's objective is to identify a resource of at least 800,000 tonnes grading 1.6-2.0% nickel above the vertical depth of 250 metres that could be cut and fill mined with ramp access. Twenty-four holes totalling 3,284 metres were diamond drilled in 1999 and 2000 by Nuinsco. The drilling was successful to the extent of warranting a recalculation of the mineral resource.

Eighteen holes totalling 7,579 metres were drilled on the Mel claims from 2000 to 2005 to test coincident AMT and surface UTEM anomalies in an area where favourable stratigraphy and anomalous nickel mineralization are known from previous work. Target stratigraphy and associated sulphides were intersected but no significant nickel values were obtained.

8. Sampling and Analysis

Assaying for nickel, copper, cobalt, iron, arsenic, lead, zinc, sulphur and carbon was conducted by Chemex Labs Ltd., in Mississauga, Ontario. Inco maintains an assay quality control monitoring program under the direction of their chemist in Copper Clift, Ontario. In hole location surveys have been conducted on all holes using a light-gyroscopic survey instrument.

9. Security of Samples

The core was logged, sampled and stored by Inco in Thompson. Mineralized sections of the core were subdivided into sample intervals not exceeding 1.5 metres of core length. Each sample interval cut in half lengthwise using a diamond impregnated cutting blade. One half of the sample interval was placed in a sample bag with the appropriate sample tag, closed and sent for assay. The remaining half of the sample interval was put back into the core box.

10. Mineral Resource and Mineral Reserve Estimate

The historical mineral resource estimate reported is in an Inco internal memorandum conducted between May 11, 2004 and June 29, 2004. The estimates are geostatistically derived in accordance with industry practices and in a manner consistent with that at the company's various exploration projects and mining operations in the Thompson Nickel Belt. The resource model is based on the geology of the host stratigraphy and mineralization interpreted from the diamond drill hole data represented in vertical section and horizontal views.

The resource estimates are based on a 0.50% nickel cut-off grade and assume an open pit mining method. No mining selectively has been assumed. The resource is located below the overburden-bedrock interface to a maximum depth of 180 metres. The block model is based on Smallest Mining Units (SMU's) amenable open pit mining using a smallest mining unit size of 7.6mx7.6mx7.6xm.

Table 1: Mel Deposit Resource Estimates

Classification	Tonnes	%Ni	Cut-off
Measured Resource	1.81 million	0.82%	0.50%
Indicated Resources	0.93 million	0.67%	0.50%
Inferred	0.05 million	0.61%	0.50%

Total 2.74 million Tonnes @ 0.77% Ni Indicated and Measured

The resource categories employed by Inco and stated above are those of the "CIM Standards on Mineral Resources and Reserves (2000)". There has not been any diamond drilling or any other new information obtained on the Mel deposit since the calculation of the Mineral Resource estimates reported by Inco on July 19, 2004. The author agrees with the geostatistical methodolgy of Mineral Resource calculation as utilized by Inco for the Mel deposit. The methodology is consistent with industry practices and is based on Inco's extensive experience in the Thompson Nickel Belt with numerous exploration projects and mining operations over more than 30 years. It is this author's opinion that the Inferred Mineral Resources and Indicated

Mineral Resources stated in Table 1 conform to National Instrument 43-101.

11. Mining Operations

There is no mining infrastructure on the property.

12. Exploration and Development

The history of deformation at the Mel property is similar to that described at nickel deposits elsewhere in the Thompson Nickel Belt. Prior to 1999, the Mel property had not been explored with the benefit of deep penetrating exploration methods and modern geological models. Except in the immediate vicinity of the Mel deposit subsurface exploration of the Pipe Formation generally had been limited to less than 125 metres vertical below surface.

The Mel deposit remains incompletely delineated. Potential exists to modestly increase the tonnage of the Mel deposit within its currently defined limits and extend the deposit along strike thereby achieving the objective tonnage and grade required for ramp access mining as identified by Nuinsco. Portions of the geologically favourable lower sections of the Pipe Formation underlying the Mel Claims remain incompletely explored below a depth of 125 metres. Recommendations include: diamond drilling on the Mel deposit to upgrade and potentially increase the grade and tonnage estimates. The estimated cost of 1,800 metres of Phase 1 diamond drilling on the Mel Deposit is $324,000. If the results of the mineral resource estimation are positive, an additional phase of diamond drilling on the Mel deposit will be required prior to conducting a scoping study to evaluate the economics for commercial production. Four surface UTEM grids are recommended on the Mel Lease to explore for extensions of the known nickel mineralization. A total of 915 metres of contingent drilling is planned to test targets that may be generated as a result of the surface UTEM surveys on the Mel Lease. The estimated cost of the recommended work on the Mel Lease is $206,000.00.

Six diamond drilling holes totalling 2,700m are recommended for the Mel Claims - to follow-up on existing geophysical targets - the drilling is budgeted at $486,000. The drilling would test all of the high conductivity surface UTEM anomalies that correlate with the target stratigraphy (P2 schist) already identified. This does not include an allowance for further work should the results warrant such further work. Any positive results would necessitate further expenditures leading to a possible earn-in 100% interest in the Mel Project.

Second Mel Technical Report

The following is reproduced verbatim from the Second Mel Technical Report. Readers should note that references to Nuinsco below reflect the fact that Nuinsco was the owner of the Mel Project at the time that the Second Mel Technical Report was authored.

1.1 Resource Statement

Wardrop completed an estimation of the mineral resource on the Mel Deposit for Victory Nickel. This has resulted in an Indicated resource of 4,279,000 tons grading 0.875% nickel (Ni) plus an Inferred resource of 1,010,000 tons grading 0.839% Ni at a cut-off of 0.5% Ni. Wardop carried out data verification on 5% of the drillhole database from drill logs and assay values. The database verification conducted by Wardrop found no discrepancies with the original information. Wardrop concludes that the database meets industry standards for resource estimation.

Estimation of the resource included the interpolation methods of nearest neighbour, inverse distance squared and ordinary kriging. The methods were validated by comparison of global mean grades, visual review of coded block grades and swath plots. No significant discrepancies exist between the methods. Ordinary kriging methodology was selected for grade estimation on the deposit.

1.2 Recommendations

Additional drilling is recommended on the Mel deposit in order to improve the resource classification and to increase confidence in grade continuity. Wardrop suggests performing infill drilling along strike as well as bracket holes at depth where the higher grade material is identified.

Wardrop recommends exploration on the Mel lease to extend the Mel deposit along strike thereby potentially increasing the tonnage estimates and drilling on Mel mineral claims to further explore the lower Pipe Formation. This resource estimate only included nickel (Ni) values but the assay database includes values for copper (Cu) and cobalt (Co). Wardrop recommends that all samples be assayed for Ni, Cu, Co and Platinum Group Elements (PGE) as well as all potential payable and deleterious elements. Additional bulk density determinations of the mineralized material should be carried out so that specific gravity data can be incorporated into resource block model for estimation. Additional drilling is recommended so that samples can be collected for metallurgical testing and mineral processing at Mel deposit. Wardrop believes that the current resource block model honours the high grade values well and that local grade variations are reasonably well represented. However, more work is required to improve the local grade estimation within the block model estimation, possibly multiple indicator kriging and unfolding to compare with the current estimation method. Globally, the Wardrop resource compares well with previous Inco estimates. For preliminary economic assessment or feasibility type study work, where selective mining methods or detailed engineering design work will be required, Wardrop recommends updating the current resource block model. This exercise will be beneficial once new drilling data becomes available.

Lac Rocher Project

The following summary is reproduced verbatim from the Lac Rocher Technical Report. Readers should note that references to Nuinsco below reflect the fact that Nuinsco was the owner of the Lac Rocher Project at the time that the Lac Rocher Technical Report was authored.

Summary

The Lac Rocher Property is located in the northwest quadrant of the Canton 115 area of northwestern Québec. It is 160 km ENE of the town of Matagami. The claims are approximately centred on 76°21'W, 50°35'N. The property has not been legally surveyed. The property is comprised of sixty two (62) contiguous claim units covering a total area of 992 ha.

On February 2, 1998 Nuinsco signed an Option Agreement with three individuals permitting Nuinsco to obtain a 100% interest in the Lac Rocher property that initially consisted of 20 claims. These 20 claims are subject to a production royalty calculated at the rate of $0.50 (fifty cents) per ton on all ore mined and milled from the claims for the life of any mine developed. Other than the Option Agreement on the original 20 claims, with the exception of assessment work requirements pursuant to the Québec Mining Act, there are no further commitments and Nuinsco holds 100% interest in the property.

Very little past exploration has been reported in the public records in and around the Lac Rocher claims. A government sponsored regional airborne geophysical survey has identified numerous EM (INPUT) responses over the claims and outlined several strong, circular magnetic features, one of which defines the host rock of the Lac Rocher nickel-sulphide discovery.

The Lac Rocher Property is underlain by strongly metamorphosed rocks of the Rocher Complex. Within the Rocher Complex, Nuinsco discovered a circular, nickel bearing, mafic intrusion referred to as the Lac Rocher Pluton.

The surface discovery of copper-nickel sulphide mineralization was made by the prospectors who optioned the property to Nuinsco. In 1998, stripping, channel sampling and chip sampling of two gabbroic outcrops outlined a sulphide zone averaging 0.29% copper and 0.53% nickel. Follow-up work carried out by Nuinsco consisted of establishing grids followed by induced polarization, magnetometer and in-loop and down hole pulse-EM ground geophysical surveys and diamond drilling.

The exploration work outlined a mafic-ultramafic intrusion within gneissic rocks and granitoid intrusions. The intrusion hosts disseminated to massive sulphide mineralisation occurring within a trough shaped area and has been drill defined over a strike length of 150 metres. Exploration programs by Nuinsco have resulted in the identification of a small zone of disseminated to massive sulphide mineralization containing an impressive intersection of 10,8% nickel over 3,2 metres within a longer interval of 2,47% nickel over 37 metres. The mineralized zone is known to have an apparent width of up to 150 metres at surface. Values greater than 1% nickel have been intersected over a core width of 38 metres. The 2006 drilling program drill tested the mineralized zone at sections with 25 metre spacing but failed to define the southwestern limit of the pyroxenite and the mineralization remains open to the southwest.

To date a modest deposit has been outlined on the Lac Rocher property. A mineral resource estimate has been calculated for the known mineralized body by Mirarco with estimated mineral resources at cut off grades ranging from 0.5% to 5.75% nickel.

With all of the geophysical and geological data obtained from the exploration programs it is concluded that the data should be integrated and reinterpreted as a whole.

Continuing exploration is strongly recommended on the Lac Rocher Property. The following elements are specifically recommended as a Phase I exploration program:

1) Diamond drilling of six holes to define the southwestern limit of the mineralization;
2) Reinterpretation of all of the geophysical data available integrated with the geological data obtained from the drilling.

The total estimated costs of proposed Phase I exploration are $300,000.

A Phase II exploration program would be comprised of diamond drill follow-up of encouraging results from the Phase I program. The scope of Phase II exploration would be dependent upon Phase I results.

DIVIDENDS

The Corporation did not declared nor pay dividends during the financial period ended December 31, 2007. The Corporation is in the development stage and has had no revenues or net income from which to pay dividends. The board of directors of the Corporation (the "Board") will make decisions regarding any future dividends based upon the Corporation's financial position at such time. Currently, the Board does not intend to pay any dividends.

RISK FACTORS

The exploration and development of natural resources are speculative activities that involve a high degree of financial risk. The risk factors which should be taken into account in assessing Victory Nickel's activities and an investment in its securities include, but are not necessarily limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of any investment in Victory Nickel and the business, financial position or operating results of Victory Nickel and should be taken into account in assessing Victory Nickel's activities.

Development Projects

In general, development projects have no operating history upon which to base estimates of future cash operating costs. For development projects such as the mineral resource properties owned by Victory Nickel (the "Projects"), estimates of proven and probable reserves are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost, cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. In addition, there remains to be undertaken certain feasibility and development preparation work on the Projects that could adversely impact estimates of capital and operating costs required for the development of the Projects. Costs necessary to develop the Projects could be significant and will have a direct impact on the economic evaluation of the Projects. As a result, it is possible that the actual capital cost, cash operating costs and economic returns of the Projects may differ from those currently estimated and such differences could have a material adverse effect on Victory Nickel's business, financial condition and prospects.

Development Targets and Operational Delays

There can be no assurance that Victory Nickel will be able to complete the planned development of the Projects on time or on budget due to, among other things, delays in receiving required consents, permits and registrations, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support Victory Nickel's operations. Any failure to meet development targets or other operational delays or inadequacies could have a material adverse effect on Victory Nickel's business, financial condition and prospects.

Substantial Capital Requirements

Victory Nickel will have to make substantial capital expenditures for the development of and to achieve production from the Projects. There can be no assurance that any debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Victory Nickel. Moreover, future activities may require Victory Nickel to alter its capitalization significantly. The inability of Victory Nickel to access sufficient capital for its operations could have a material adverse effect on its financial condition, results of operations or prospects.

Resources, Reserves and Production

The figures for resources and reserves presented in this document are estimates and no assurance can be given that the anticipated level of recovery and/or grades of reserves or resources will be realized. Moreover, short-term operating factors relating to ore reserves and resources, such as the need for orderly development of an ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The effect of these factors could have a material adverse effect on Victory Nickel's business, financial conditions and prospects.

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that Victory Nickel's exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of Victory Nickel's management, level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling to determine the optimal extraction method for the ore and the metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that Victory Nickel's exploration programs will result in the establishment or expansion of resources or reserves.

Limited History of Operations

Victory Nickel has a limited history of earnings and limited financial resources. Victory Nickel currently has no operating mines and its ultimate success will depend on its ability to generate cash flow from active mining operations in the future, as well as its ability to access capital markets for its development requirements. There is no assurance that Victory Nickel will earn profits in the future. Significant capital investment will be required to achieve commercial production from Victory Nickel's existing projects from successful exploration efforts. There is no assurance that Victory Nickel will be able to raise the required funds to continue these activities and any such inability could have a material adverse effect on Victory Nickel's business, financial condition and prospects.

Market Perception

Market perception of junior exploration, development and mining companies may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and Victory Nickel's ability to raise further funds by issue of additional securities or debt.

Government Regulation

Existing and possible future environmental and social impact legislation, regulations and actions, including the regulation of air and water quality, mining reclamation, solid and hazardous waste handling and disposal, the promotion of occupational health and safety, the protection of wildlife and ecological systems and the protection of the societies and communities of indigenous peoples, could cause significant expense, capital expenditures, restrictions and delays in activities, the extent of which cannot be predicted and which may well be beyond Victory Nickel's capacity to fund. Environmental laws are becoming more actively enforced. Environmental and social impact studies may be required for some operations and significant fines and clean up responsibilities may be assessed for companies causing damage to the environment in the course of their activities.

Competition

The mineral exploration business is highly competitive in all of its phases. Victory Nickel competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Victory Nickel, in the search for and acquisition of exploration and development rights on attractive mineral properties. Victory Nickel's ability to acquire exploration and development rights in the future will depend not only on its ability to develop the properties on which it currently has exploration and development rights, but also on its ability to select and acquire exploration and development rights on other suitable properties. There is no assurance that Victory Nickel will compete successfully in acquiring exploration and development rights on such other properties and such inability could have a material adverse effect on Victory Nickel's business, financial condition and prospects.

Title Risks

Victory Nickel's ability to hold various mineral rights require licences, permits and authorizations and, in some cases, renewals of existing licences, permits and authorizations from various governmental and quasi-governmental authorities. Management believes that Victory Nickel currently holds or has applied for all necessary licences, permits and authorizations to carry on the activities which Victory Nickel is currently conducting and to hold the mineral rights Victory Nickel currently holds under applicable laws and regulations in effect at the present time. Management also believes that Victory Nickel is complying in all material respects with the terms of such licences, permits and authorizations. However, Victory Nickel's ability to obtain, sustain or renew such licences, permits and authorizations on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governmental and quasi-governmental bodies.

No assurance can be given that Victory Nickel's properties are not subject to prior unregistered agreements or interests or undetected claims or interests which could be material and adverse to Victory Nickel. Additionally, mineral properties may carry with them significant development costs and abandonment and site restoration obligations for which Victory Nickel may or will become responsible for in the future.

Metal Prices

There is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product. Nickel prices fluctuate on a daily basis and are affected by numerous factors beyond Victory Nickel's control. The level of interest rates, the rate of inflation, world supply of nickel and stability of exchange rates can all cause significant fluctuations in nickel prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of nickel has historically fluctuated widely and future price declines could cause commercial production to be uneconomical and such fluctuations could have a material adverse effect on Victory Nickel's business, financial condition and prospects. As Victory Nickel is in the exploration stage, the above factors have had no material impact on present operations.

Economic, Political, Judicial, Administrative, Taxation or Other Regulatory Factors

Victory Nickel may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors in the areas in which Victory Nickel does or will operate and holds its interests, as well as unforeseen matters.

Conflicts of Interest

Certain of the Corporation's directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to Victory Nickel will be made in accordance with their duties and obligations to deal fairly and in good faith with Victory Nickel and such other companies.

Key Personnel

Victory Nickel relies on a limited number of key consultants and there is no assurance that Victory Nickel will be able to retain such key consultants or other senior management. The loss of one or more of such key consultants or members of senior management, if not replaced, could have a material adverse effect on Victory Nickel's business, financial condition and prospects.

Insurance Risk

Victory Nickel faces all of the hazards and risks normally incidental to the exploration of base metals, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all such damage caused. Victory Nickel's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which Victory Nickel has interests.

Speculative Nature of Mineral Exploration

The exploration of mineral deposits involves significant financial risks over a prolonged period of time that even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into economically viable operating mines. Major expenditure on Victory Nickel's exploration properties may be required in constructing mining and processing facilities at a site, and it is possible that even preliminary due diligence will show adverse results, leading to the abandonment of projects. It is impossible to ensure that preliminary feasibility studies or full feasibility studies on Victory Nickel's projects or the current or proposed exploration programmes on any of the properties in which Victory Nickel has exploration rights will result in a profitable commercial mining operation. Victory Nickel cannot give any assurance that its current and future exploration activities will result in the discovery of mineral deposits containing mineral reserves.

Whether a mineral will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit (such as its size and grade), proximity to infrastructure, financing costs and governmental regulations (including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of base metals concentrates and environmental protection). The effect of these factors cannot be accurately predicted, but the combination of these factors may have a material adverse effect on Victory Nickel's business, financial condition and prospects.

Areas of Investment Risk

Victory Nickel's Common Shares are listed on the Toronto Stock Exchange ("TSX"). The share prices of publicly traded companies can be volatile as the price of shares is dependent upon a number of factors, some of which are general or market or sector specific and others that are specific to Victory Nickel.

The market for shares in small public companies is less liquid than for large public companies. Investors should be aware that the value of the Common Shares may be volatile and may go down as well as up and investors may therefore not recover their original investment.

The market price of the Common Shares may not reflect the underlying value of Victory Nickel's net assets. The price at which investors may dispose of their securities may be influenced by a number of factors, some of which may pertain to Victory Nickel and others of which are extraneous. On any disposal of their Common Shares, investors may realize less than the original amount invested.

The future success of the Corporation is subject to a number of risk factors that are common to the junior natural resources sector. These include the extent to which it can outline natural resources on its properties and establish the economic viability of developing those properties and the political, economic and legislative stability of the territories in which the Corporation's interests are located. Another significant factor is the ability of the Corporation to obtain necessary financing or to find strategic partners to fund expenditure commitments as they fall due, as the Corporation currently has limited funds. Furthermore, the development of any natural resource interest may take years to complete and the resulting income, if any, from the sale of any natural resources produced by the Corporation is largely dependent upon factors that are beyond its control, such as costs of development, operating costs and the market value of the end product.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares"), of which 176,857,256 Common Shares and no Preferred Shares are issued and outstanding as at the date hereof.

Subject to the rights of any shares ranking senior to the Common Shares, each holder of a Common Share is entitled to notice of and the right to vote at all meetings of shareholders of the Corporation, to receive any dividend declared by the Corporation and to receive the remaining property of the Corporation on dissolution. The Board is authorized to issue the Preferred Shares in one or more series and to affix the number of shares in, and determine the designation, rights privileges, restrictions and conditions attached to, each series of Preferred Shares that my be issued. The Preferred Shares rank prior to the Common Shares with respect to payment of dividends and with respect to the distribution of the assets of Victory Nickel in the event of its dissolution or winding up.

MARKET FOR SECURITIES

Trading Prices and Volume

The Common Shares are listed on the TSX and trade under the symbol "NI". The table below sets forth the high, low and closing trading prices and volumes for the Common Shares traded on the TSX for the period commencing on February 6, 2007, being the first day that Common Shares traded on the TSX during the most recently completed financial year, and ending on December 31, 2007, being the last day Common Shares traded on the TSX during the most recently completed fiscal year.

Month	High	Low	Closing	Volume
February	$1.34	$0.67	$0.70	39,129,064
March	$0.77	$0.56	$0.74	24,914,155
April	$0.96	$0.73	$0.81	20,128,595
May	$0.88	$0.68	$0.74	14,708,466
June	$1.08	$0.77	$0.79	18,522,815
July	$0.83	$0.69	$0.70	6,879,507
August	$0.71	$0.42	$0.55	7,622,336
September	$0.65	$0.51	$0.56	4,652,299
October	$0.74	$0.52	$0.65	11,943,677
November	$0.64	$0.425	$0.48	6,865,950

Month	High	Low	Closing	Volume
December	$0.53	$0.415	$0.48	5,576,636
Total Volume				160,934,500

PRIOR SALES

During the period, 150,000 warrants each entitling the holder to purchase one common share at a price of $0.48 were issued to a third party for services rendered. The warrants are not listed or quoted on an exchange.

DIRECTORS AND OFFICERS

The following are the names, provinces or states and countries of residence, offices and principal occupations of the directors and executive officers of Victory Nickel during the past year. Each director's term of office will expire at the close of business of the next annual meeting of shareholders of the Corporation.

Name, Municipality of Residence	Position with the Corporation	Principal Occupation	Date Elected
W. WARREN HOLMES(2)(3) Timmins, Ontario	Chairman and Director	Director and Chairman of Nuinsco Resources and Victory Nickel. Prior to June, 2006, CEO and Director of Nuinsco. Director of Atlanta Gold Inc., Foraco International SA, and Campbell Resources Inc.	February 1, 2007
RENÉ R. GALIPEAU Toronto, Ontario	Vice-Chairman, Chief Executive Officer and Director	Vice-Chairman, CEO, acting CFO and Director of Nuinsco; Vice-Chairman, CEO, and Director of Victory Nickel; Director of Campbell Resources Inc. and Auramet Resources LLC; Executive Vice-President and CFO of Breakwater Resources Ltd. to early 2004, and Senior Vice-President and CFO of HMZ Metals Inc. from September 2004 to February 2006.	February 1, 2007
FRANK J. CROTHERS(1)(2)*(3) Nassau, Bahamas	Director	Chairman, Island Corporate Holdings Ltd., a private equity fund	February 1, 2007

102296.v7

Name, Municipality of Residence	Position with the Corporation	Principal Occupation	Date Elected
HOWARD ROGER STOCKFORD(1)(2) Toronto, Ontario	Director	Mining Consultant; prior to January 1, 2005, Executive Vice-President, Aur Resources Inc.	February 1, 2007
T. MICHAEL YOUNG(3) Mukilteo, Washington, U.S.A.	Director	Mining Consultant; prior to 2004, Executive with Falconbridge Limited, a base metals producer.	February 1, 2007
GEORGE ARCHIBALD Victoria, B.C.	Director	Consulting Geologist, Prior to January 2004, Vice President., Exploration of Nuinsco	February 1, 2007
CYNTHIA THOMAS(1)*(2) Chicago, Illinois, U.S.A.	Director	2000 - present: Self employed financial advisor, 1997-1999, Director, Mining Group, Investment Banking, ScotiaMcLeod Inc.	February 1, 2007
ROBERT G. WARDELL Toronto, Ontario	Vice President and Chief Financial Officer	Vice-President and Chief Financial Officer of Victory Nickel; June 1, 2006 to February 1, 2007, self-employed consultant; 1986 to May 2006: Partner with Deloitte & Touche LLP	Not a Director
STEVEN W. Harapiak	President and Chief Operating Officer	Appointed President and Chief Operating Officer of Victory Nickel in March, 2008; Consultant to the International Finance Corporation (World Bank Group)	Not a Director
PAUL JONES Ottawa, Ontario	Vice-President, Exploration	President of Nuinsco, November 1986 to January 2004: Consulting Geologist, Nuinsco.	Not a Director

Name, Municipality of Residence	Position with the Corporation	Principal Occupation	Date Elected
SEAN STOKES Toronto, Ontario	Corporate Secretary	May 2006 to present: Corporate Secretary and Director of Investor Relations, Nuinsco and Victory Nickel Inc., Vice-President, HMZ Metals Inc.: July, 2005-February, 2006, Director, Investor Relations, Tiberon Minerals Ltd.: January, 2005-July, 2005, Investor Relations/Business Development Consultant: August, 2001-January, 2005 & February, 2006-May, 2006	Not a Director

* *Committee Chair*
(1) *Member of the Audit Committee.*
(2) *Member of the Governance and Nominating Committee.*
(3) *Member of the Compensation Committee.*

As at the date of this AIF, the directors and executive officers of the Corporation, as a group, beneficially owned or controlled or directed, directly or indirectly, 15,327,015 Common Shares, representing approximately 9.0% of the outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, none of the Corporation's directors or executive officers or any shareholder holding a sufficient number of securities of the Corporation to affect material control of the Corporation:

(a) is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder, other than as follows:

1. Mr. Rene Galipeau, Chief Executive Officer, Vice-Chairman, Director of Victory Nickel, served as Senior Vice-President and CFO of HMZ Metals Inc. in 2005 when a cease trade order was issued halting trading by management and insiders of HMZ due to failure to file interim financial statements. The cease trade order was in effect until two days following the filing of financial statements for the three-month period ended June 30, 2005, which statements were filed on October 19, 2005.

2. Mr. Sean Stokes, Corporate Secretary, served as Vice-President of HMZ Metals Inc. in 2005 when a cease trade order was issued halting trading by management and insiders of HMZ due to failure to file interim financial statements. The cease trade order was in effect until two days following the filing of financial statements for the three-month period ended June 30, 2005, which statements were filed on October 19, 2005.

Subsequent to resigning from their positions at HMZ Metals Inc., Mr. Galipeau and Mr. Stokes were subject to a management cease trade order in connection with the failure of HMZ Metals Inc. to file annual financial statements for the year ended December 31, 2005.

Conflicts of Interest

Certain of the directors and executive officers of the Corporation are directors and/or officers of other issuers engaged in the mineral exploration business.

Circumstances may arise where members of the Board are directors or officers of corporations which are in competition to the interests of the Corporation. No assurances can be given that opportunities identified by such Board members will be provided to the Corporation. Pursuant to the *Business Corporations Act* (Ontario), directors who have an interest in a proposed transaction upon which the Board is voting are required to disclose their interests and refrain from voting on the transaction.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

Each of the members of the Audit Committee is independent and financially literate, as those terms are defined in Multilateral instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Cynthia Thomas, MBA
Chair of the Audit Committee and a Director of the Corporation, Ms. Thomas has 20+ years of international mining and project finance experience. An independent mining finance consultant, Ms. Thomas was formerly the Director, Investment Banking with ScotiaMcLeod's Mining Group.

Frank J. Crothers
Mr. Crothers is a Director of Nuinsco, and a former Chairman of Atlantic Equipment and Power Ltd., a Caribbean Caterpillar distributor. He also serves as Vice-Chairman of Caribbean Utilities Co. Ltd. and President and C.E.O of Provo Power Company. He is currently a Director of Templeton Mutual Funds and a former Director of Harvard Graduate School of Education as well as numerous other public corporations.

Howard Stockford, P.Eng
Mr. Stockford is a professional engineer and mining consultant with over 40 years experience, including 13 years with Falconbridge and 21 years with Aur Resources Inc. He is a life member of the Canadian Institute of Mining (CIM), of which he was President from May 2003 to May 2004, and for which he has served as Chairman of both the Winnipeg and Toronto branches.

Pre-Approval Policies and Procedures

Included as part of the Audit Committee's charter is the responsibility of the Audit Committee to pre-approve all non-audit services to be provided to the Corporation by its external auditors.

External Auditors' Service Fees

The following table summarizes the fees paid to BDO Dunwoody LLP, Chartered Accountants.

Category	2007
Audit Fees	nil(1)
Audit Related Fees	$22,500
Tax Fees	$2,000
All Other Fees	nil
Total	$24,500

(1) As at December 31, 2007, none of the fees relating to the 2007 audit (the Company's initial audit) had yet been billed or paid.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of Victory Nickel and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which Victory Nickel has participated since inception, February 1, 2007, which has materially affected or will materially affect Victory Nickel.

AUDITORS, TRANSFER AGENT AND REGISTRAR

BDO Dunwoody LLP, Chartered Accountants, Toronto, Ontario are the auditors of the Corporation.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto.

INTERESTS OF EXPERTS

Names of Experts

The following are the names of all the persons who have prepared or certified for the Corporation a statement, report or valuation described or included in the disclosure documents filed by the Corporation during or relating to the Corporation's most recently completed financial year or during the period thereafter to the date of this Annual Information Form, including this Annual Information Form.

P.J. Chornoby, a Registered Professional Geologist and Independent Qualified Person, prepared the "Exploration Summary of the Mel Project & Mineral Resource Estimate for the Mel Deposit, Manitoba" dated February 27, 2004 and prepared in accordance with NI 43-101.

Ted Goettel, P. Geol., a Registered Professional Geologist and Independent Qualified Person, prepared the "Technical Report and Mineral Resource Estimate on the Lac Rocher Project" dated December 27, 2006 and prepared in accordance with NI 43-101.

Eric Harkonen, P.Eng., a Registered Professional Engineer and Independent Qualified Person, prepared the "Minago Preliminary Economic Assessment" dated November 24, 2006 and prepared in accordance with National Instrument 43-101 ("NI 43-101").

Paul Jones, Vice-President, Exploration of the Corporation and a qualified person under NI 43-101 reviews all technical matters and reports on behalf of the Corporation.

Shahé Naccashian, a Registered Professional Geologist and Independent Qualified Person, prepared the "Technical Report on the Mel Deposit, Northern Manitoba" dated March 9, 2007 and prepared in accordance with NI 43-101.

Interests of Experts

To the knowledge of the Corporation, none of the experts named under "Names of Experts" has received, or will receive, any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person. Furthermore, none of the other experts so named held securities representing more than 1% of all issued and outstanding Common Shares of the Corporation as at the date of the statement, report or valuation in question.

MATERIAL CONTRACTS

Victory Nickel did not enter into any material contract during the most recently completed financial year, and has not entered into any material contract since January 1, 2002 and before the most recently completed financial year that is still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102-*Continuous Disclosure Obligations* and the contracts set forth below.

The Corporation shares management, administrative assistance and facilities with Nuinsco (which, by virtue of its approximate 22% ownership interest has the ability to exercise significant influence over the Corporation) pursuant to a management agreement. The costs payable by the Corporation are equal to the cost to Nuinsco of such services plus 10 per cent. The management agreement has an initial term of 24 months commencing February 1, 2007 and is terminable thereafter by Nuinsco upon 90 days notice and by the Corporation upon 180 days notice. Costs charged to the Corporation in the period ended December 31, 2007 totalled $808,759. In addition, project-related costs aggregating $463,491 have been charged to the Corporation by Nuinsco during the period.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements and Management Discussion & Analysis for its most recently completed financial year.

For additional copies of this Annual Information Form please contact:

Victory Nickel Inc.
Victory Building, Suite 1802, 80 Richmond Street West
Toronto, ON M5H 2A4
Telephone Number: (416) 363-8527
Facsimile Number: (416) 626-0890

SCHEDULE "A"
AUDIT COMMITTEE CHARTER

PURPOSE OF THE AUDIT COMMITTEE

The purpose of the Audit Committee is to fulfill the applicable public company audit committee legal and regulatory obligations and to provide assistance to the Board of Directors ("the Board") to enable it to fulfill its oversight responsibilities in relation to the financial reporting process, the system of internal controls and the audit process and management of significant risks to Victory Nickel Inc. ("the "Corporation"), as they relate to financial reporting.

Audit Committee Mandate

The Audit Committee (the "Committee") is appointed by the Board to assist the Board in fulfilling its oversight responsibilities of the Corporation. In so doing, the Committee provides an avenue of communication among the external auditors, management and the Board.

The Committee's purpose is to ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives the Audit Committee oversees relations with the external auditors, and reviews the effectiveness of the internal audit function.

STRUCTURE OF THE COMMITTEE

Composition

The Audit Committee is a standing committee of the Board and will be composed of not less than three directors, none of whom will be a Corporate Officer, related party or employee of the Corporation.

Quorum

A quorum of the Committee will be a majority of members present in person, by telephone or any combination thereof.

Appointment of Members and Chairman

Members of the Committee shall be appointed by the Board annually on the recommendation of the Corporate Governance & Nominating Committee to hold office at the pleasure of the Board. No more than two members of the Committee will resign from the Committee in any given year.

Chairman

The Board shall appoint one of the members as the Committee Chair. In the absence of the Chair from any meeting, the Committee shall appoint a member to be the Chair for the purposes of the conduct of that meeting.

Qualification of Members

Members of the Committee shall meet applicable requirements and guidelines for audit committee service, including requirements and guidelines with respect to being independent and unrelated to the Corporation and to having accounting or related financial management expertise and financial literacy.

The determination as to whether a particular Director satisfies the requirements for membership on the Audit Committee shall be made by the full Board.

Vacancy

A vacancy occurring in the membership of the Committee may be filled by the Board at its discretion, but in any event, the Board shall fill any vacancy to ensure a minimum of three members on the Committee at all times.

Compensation for Committee Members

No Committee member shall receive any non-expense compensation for services from the Corporation other than what that member is entitled to as a member of the Board or as a Committee member.

Number and Timing of Meetings

The Audit Committee meets at least four times a year, with meetings being scheduled to permit timely review of quarterly and annual financial statements. Additional meetings may be held at the discretion of the Chair or at the request of a member, external auditors or management.

Secretary

A secretary shall be designated and that person shall act as recording secretary for the Committee and produce Minutes of the meetings.

Meetings with Management and External Auditors

The Committee shall meet separately with management and external auditors at least once per quarter and shall meet at such other times, as the Committee deems appropriate.

Notice and Place of Meetings

Notice of time and place of meetings shall be communicated to members of the Committee no less than 24 hours prior to the time set for the meeting, provided that any member may waive such notice.

A member of the Committee who attends a meeting for the purpose of objecting to whether the meeting was lawfully called shall not be considered to have waived required notice.

Invitees

By invitation of the Chair, individuals who are not members of the Committee may attend meetings from time to time and may participate in discussions related to issues before the Committee.

Minutes and Procedures of Meetings

Subject to statutory requirements and by-laws of the Corporation, the Committee may set its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee considers it appropriate, but in any event not later than the next Board meeting. Minutes of the Committee meeting shall be tabled at the next Board of Directors meeting.

Delegation of Responsibilities

The Committee may delegate to any person or committee of persons any of the Committee's responsibilities that may be lawfully delegated.

External Auditors

External auditors are ultimately accountable to the Board and shall report directly to the Audit Committee. The external auditors are accountable to the Board and the Audit Committee as representatives of the shareholders

Mandate

The Committee will review and reassess the adequacy of the Audit Committee Mandate on an annual basis to ensure that it accurately specifies the scope of the Committee's responsibilities and adequately sets out how it carries out those responsibilities.

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The Committee's primary duties and responsibilities are as follows:

- Review and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and the compensation to be paid to the external auditor.
- Assume direct responsibility for overseeing the work of the external auditors engaged to prepare or issue an audit report or perform other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting.
- Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors.
- Review the Corporation's financial statements, Management Discussion and Analysis and annual and interim earnings press releases before such documents are publicly disclosed by the Corporation.
- To satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assess the adequacy of those procedures.
- Establish procedures for a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
- Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

AUTHORITY OF THE COMMITTEE

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it. The Committee shall also have the authority to communicate directly with the external auditors.

DUTIES OF THE COMMITTEE

Compliance

The Committee is ultimately responsible for ensuring the Corporation's compliance with legal and regulatory requirements in respect to financial reporting and disclosure.

The Committee, on behalf of the Board, is responsible for monitoring management's actions in this regard to ensure that the Corporation has implemented appropriate systems to identify and monitor the response by Management and the Board of Directors to such issues as:

- Significant business risks.
- Legal, ethical and regulatory compliance.
- Internal systems of control and the effectiveness of such internal controls to ensure compliance with policies and procedures.

Meetings

Preparing minutes of all of its meetings and submitting same to the Board of Directors for approval and having the Chairman of the Audit Committee report to the Board of Directors on all significant issues addressed at the Audit Committee meeting.

Reviewing the interim and annual financial statements as well as the Corporation's financial disclosures and related party transactions.

Internal Controls

The Committee is responsible for maintaining the integrity and quality of the Corporation's financial reporting and systems of internal control by overseeing management's system of internal control and reporting process in respect to those controls.

External Auditors

- Reviewing and ensuring the qualifications and independence of the Corporation's external auditors.
- Making recommendations to the Board in respect of appointment or re-appointment of external auditors for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation and making recommendations to the Board of Directors on the compensation for the external auditor.
- Overseeing and evaluating the performance of the external auditors.
- Reviewing the annual audit plan prepared by outside auditors and Management (CFO and CEO) in addition to proposed audit fees.
- Reviewing the external audit process and determining whether it has been effectively carried out and whether any matters that the external auditors wish to bring to the attention of the Board have been afforded adequate attention.
- Assessing the external audit function with a view to whether external auditors should be appointed or re-appointed. Such responsibility of the Committee shall include the appointment, retention, termination, compensation and oversight of the external audit function.
- Pre-approving all auditing services and non-audit services to be performed for the Corporation by the external auditors.

- Meeting separately with internal audit, external audit and management at least quarterly to assess issues and make determinations on whether issues need to be taken to the Board for review and assessment.
- Evaluating independence of the external auditor in accordance with Canadian professional requirements, and determining whether disclosed relationships or services may impact the objectivity and independence of the auditors and whether such independence has been documented in written correspondence to the Committee.
- Overseeing any work of the external auditor that includes the resolution of disagreements regarding financial reporting between management and the external auditors.
- Evaluating the external audit process and determining whether the external audit has been completed in accordance with applicable law.

Financial Reporting

- Reviewing annual and interim financial statements of the Corporation.
- Reviewing changes in significant accounting policies and evaluates impact on the current and future financial statements of the Corporation.
- Preparing, if required, an Audit Committee report for inclusion in the Corporation's annual management proxy circular in accordance with applicable rules and regulations.
- Ensuring the effectiveness of disclosure controls and procedures to ensure material information potentially requiring public disclosure is made known in a timely fashion to senior officers of the Corporation.
- Being satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assessing the adequacy of those procedures.
- Reviewing and recommending to the Board of Directors for approval the public release and filing of any annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Corporation, including news releases and management's discussion and analysis (MD&A).
- Reviewing the information contained in the Corporation's quarterly reports, annual report to shareholders, MD&A, Annual Information Form (AIF), prospectuses and other disclosures determining if such information is complete and fairly presented.
- Reviewing material litigation and tax assessments in order to determine if any such matters may have a material impact on the financial position of the Corporation.
- Considering the Corporation's annual financial statements and ascertaining after a review with external auditors and management whether they are presented fairly in all material respects in accordance with generally accepted accounting principles, whether the selection of accounting policies is appropriate and whether the annual financial statements are recommended to the Board of Directors.

Reviewing Terms of Reference and Committee's Performance

The Committee should routinely assess its effectiveness against the mandate and shall report regularly to the Corporate Governance & Nominating Committee and Board of Directors on that assessment.

Reviewing Reports to Shareholders

When required by applicable statute or regulation, the Committee shall prepare reports to shareholders regarding the activities undertaken in the discharge of its responsibilities. A report will be prepared by the Audit Committee for inclusion in the annual report as required.

MEETINGS AND OPERATING PROCEDURES

- In the absence of the Chairman of the Committee, the members shall appoint an acting Chairman.
- A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each Director of the Corporation in a timely fashion.
- The Chairman of the Committee shall prepare and/or approve an agenda in advance of each meeting.
- The Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Corporation's financial policies and disclosures.
- The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors in advance of meeting dates.
- The Committee should meet privately in executive session at least quarterly with management, the external auditors and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed.
- In addition, the Committee or at least its Chair should communicate with management and the external auditors quarterly to review the Corporation's financial statements and significant findings based upon the auditor's limited review procedures.
- The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.
- The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall be accountable to the Board through the Committee. The external auditors shall report all material issues or potentially material issues to the Committee.

The Committee shall review and reassess the adequacy of this Charter at least annually, submit it to the Board for approval and ensure that it is in compliance with the TSX Exchange and OSC regulations.

GENERAL

In addition to the responsibilities and duties of the Committee stated above, the Committee shall attend to the following items;

- Review the Corporation's hiring policies regarding employees and former employees of the present and former external auditors of the Corporation. Review business practices undertaken by senior management to assess appropriateness with corporate policies.
- Review complaints procedures and whether they adequately track and record complaints to the Corporation regarding accounting, internal accounting or auditing matters.
- Engage and pay independent counsel and other special advisors as it deems necessary from time to time in order to carry out Audit Committee duties.
- Investigate any activity of the Corporation as it deems appropriate. All employees of the Corporation are required to cooperate with the efforts or enquiries of the Committee.
- Retain persons having special expertise to assist it in the performance of its duties.
- Communicate with the Board to ensure sufficient funding for the Audit Committee to permit it to fulfill its responsibilities.
- Make provision for confidential, anonymous submission by employees of the Corporation of concerns regarding accounting, internal accounting controls or auditing matters, ensuring that the existing processes adequately provide for such submission and establishing a process whereby the external auditor will receive timely notice of any such submission.
- Review at least annually the risk management and insurance programs
- Review any issues referred to the Committee by the Board of Directors.

The procedures set forth herein have been set out as guidelines only as opposed to inflexible rules and the Committee may alter these procedures as it deems necessary in order to perform its responsibilities.

Part II(2)(b)

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VICTORY NICKEL INC.

(A Development Stage Entity)

FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION, FEBRUARY 1, 2007, TO DECEMBER 31, 2007

DATED MARCH 28, 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

All of the information in the annual report and accompanying financial statements of Victory Nickel Inc. is the responsibility of management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Where necessary, management has made judgments and estimates in preparing the financial statements and such statements have been prepared within acceptable limits of materiality. The financial information contained elsewhere in the annual report has been reviewed to ensure that it is consistent with the financial statements.

Management maintains appropriate systems of internal control to give reasonable assurance that its assets are safeguarded, and the financial records are properly maintained.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, none of whom are employees or officers of the Company, meets with management and the external auditors to review the auditors' report and the financial statements to satisfy itself that management is properly discharging its responsibilities to the Directors, who approve the financial statements.

A firm of independent Chartered Accountants, appointed by the shareholders, audits the financial statements in accordance with Canadian generally accepted auditing standards and provides an independent professional opinion thereon.

Rene R. Galipeau
Chief Executive Officer
March 28, 2008

Robert G. Wardell
Vice-President Finance & Chief Financial Officer
March 28, 2008

AUDITORS' REPORT

TO THE SHAREHOLDERS OF VICTORY NICKEL INC.

We have audited the balance sheet of Victory Nickel Inc. as at December 31, 2007 and the statements of operations and comprehensive loss, of shareholders' equity, and of cash flows for the period from inception, February 1, 2007, to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the period from inception, February 1, 2007, to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
March 28, 2008

(signed) "BDO Dunwoody LLP"
Chartered Accountants
Licensed Public Accountants

VICTORY NICKEL INC.
(A Development Stage Entity)
BALANCE SHEET AS AT DECEMBER 31, 2007
(In thousands of Canadian dollars)

ASSETS		
Current		
Cash and cash equivalents	$	7,466
Cash for exploration expenditures		5,419
G.S.T. receivable		480
Prepaid expenses		3
Total Current Assets		13,368
Exploration Advances (Note 4)		280
Exploration and Development Projects (Note 5)		15,762
	$	29,410
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$	825
Due to Nuinsco Resources Limited (Note 8)		158
Total Current Liabilities		983
Future Income Taxes (Note 7)		1,689
		2,672
Shareholders' Equity (Note 6)		
Share capital		27,606
Stock option compensation		1,335
Share purchase warrants		25
Deficit		(2,228)
Net Shareholders' Equity		26,738
	$	29,410

Nature of Operations (Note 1)
Corporate Reorganization and Formation of the Company (Note 3)

Approved by the Board of Directors

W. Warren Holmes
Director

Cynthia P. Thomas
Director

The accompanying notes are an integral part of these financial statements.

VICTORY NICKEL INC.

(A Development Stage Entity)

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For The Period From inception, February 1, 2007, to December 31, 2007

(In thousands of Canadian dollars, except per share amounts)

Revenue		
Interest income	$	497
Gain on marketable securities		62
		559
Costs and Expenses		
General and administrative (Note 8)		1,643
Stock option compensation (Note 6)		1,369
		3,012
Loss Before Income Taxes		(2,453)
Future Income Taxes (Note 7)		(225)
Net Loss and Comprehensive Loss For The Period	$	(2,228)
Loss Per Share – Basic and Diluted	$	(0.01)
Weighted Average Common Shares Outstanding		171,542,000

The accompanying notes are an integral part of these financial statements.

VICTORY NICKEL INC.
(A Development Stage Entity)
STATEMENT OF CASH FLOWS
For The Period From inception, February 1, 2007, to December 31, 2007
(In thousands of Canadian dollars)

Cash From (Used By):		
Operating Activities		
Net loss for the period	$	(2,228)
Items not affecting cash:		
Stock option compensation		1,369
Other stock-based compensation		109
Expenses settled through issuance of warrants		25
Gain on marketable securities		(62)
Future income taxes		(225)
Changes in non-cash working capital (Note 9)		(133)
Cash used by operating activities		(1,145)
Financing Activities - issue of common shares		11,750
Net Cash Received on Formation (Note 3)		11,906
Investing Activities		
Additions to exploration and development projects		(9,408)
Exploration advances		(280)
Sale of marketable securities		1,789
Purchase of marketable securities		(1,727)
Cash used by investing activities		(9,626)
Net Increase in Cash and Cash Equivalents For The Period and Cash and Cash Equivalents, End of Period	$	12,885
Cash and Cash Equivalents, End of Period		
Cash and Cash Equivalents	$	7,466
Cash for Exploration Expenditures		5,419
	$	12,885

The accompanying notes are an integral part of these financial statements.

VICTORY NICKEL INC.
(A Development Stage Entity)
STATEMENT OF SHAREHOLDERS' EQUITY
For The Period From inception, February 1, 2007, to December 31, 2007
(In thousands of Canadian dollars)

	Share Capital					
	Number of Shares	Amount	Stock Option Compensation	Share Purchase Warrants	Deficit	Total
Issued on formation of the Company	154,003,146	$ 15,713	$ -	$ -	$ -	$15,713
Private placement	16,428,571	10,694	-	-	-	10,694
Issued under Share Bonus Plan	232,650	109	-	-	-	109
Warrants exercised	5,502,514	847	-	-	-	847
Options exercised	475,000	209	-	-	-	209
Warrants issued for services rendered	-	-	-	25	-	25
Options granted and vesting	-	-	1,369	-	-	1,369
Transfer of value on exercise of options	-	34	(34)	-	-	-
Net loss for the period	-	-	-	-	(2,228)	(2,228)
Balance – December 31, 2007	**176,641,881**	**$27,606**	**$ 1,335**	**$ 25**	**$(2,228)**	**$26,738**

The accompanying notes are an integral part of these financial statements.

(162)

NOTES TO FINANCIAL STATEMENTS

(A Development Stage Entity)
December 31, 2007
(all tabular amounts are in thousands of Canadian dollars)

1. Nature of Operations

The Company is primarily engaged in the acquisition, exploration and development of nickel properties in Canada. The Company conducts its activities on its own or participates with others on a joint venture basis.

At December 31, 2007, the Company had working capital of $12,385,000 available to fund ongoing operations. However as a development stage entity, none of the Company's exploration or development projects have commenced commercial production and accordingly the Company is dependent upon debt or equity financings and the optioning and/or sale of resource or resource related assets for its funding. The recoverability of the carrying value of exploration and development projects, and ultimately the Company's ability to continue as a going concern, is dependent upon the discovery of economically recoverable reserves and resources, the Company's ability to finance development of its projects through debt or equity financings and achieving future profitable production, or alternatively upon the profitable disposal of projects.

Should the Company not be able to discover economically recoverable reserves, obtain the necessary financing or achieve future profitable production or sale of properties, the carrying value of the Company's assets could be subject to material adjustment and, in addition, other adjustments may be necessary to these financial statements should such adverse events impair the Company's ability to continue as a going concern as contemplated under Canadian generally accepted accounting principles.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are prepared by management in accordance with Canadian generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes those estimates are reasonable. The amounts which require management to make significant estimates and assumptions include determining carrying values of exploration and development projects and future income taxes and the valuation of stock option compensation.

Cash and Cash Equivalents

Cash and cash equivalents consist of balances with banks and investments in money market instruments. The cost of these investments approximates market value and they have maturities within 90 days from the date of purchase.

Cash raised for exploration activities through the issuance of flow-through shares is shown on the balance sheet as "Cash for exploration expenditures." This amount must be spent on eligible Canadian exploration expenditures before December 31, 2008.

Exploration and Development Projects

Exploration and development projects include the direct costs related to the various mineral properties, including cost of acquisition of the properties and deferred exploration and development costs, net of any recoveries. These costs are capitalized and accumulated on a property-by-property basis and will be amortized as operating expenses against future revenue upon commencement of commercial production using a unit-of-production method based upon estimated proven and probable mineral reserves.

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future or if there is any impairment in the carrying value. An impairment loss is recognized when the carrying amount of a project is not recoverable and exceeds its fair value. Fair value is normally determined using the discounted value of future net cash flows. Where estimates of future net cash flows are not available, management's assessment of the properties' estimated fair value is based on exploration results to date, a review of comparable transactions and a consideration of historic costs.

The carrying values of exploration and development projects represent unamortized net costs incurred to date and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, upon the Company's ability to obtain the necessary financing to complete the development and upon future profitable production and/or sale.

Asset Retirement Obligations
The fair value of liabilities for asset retirement obligations will be recognized in the period in which they are incurred and the fair value can be reasonably estimated. Currently there are no asset retirement obligations recognized. However, as the development of any project progresses, the Company will assess whether an asset retirement obligation liability ("ARO") has arisen. At the point where such a liability arises and can be estimated, the financial statement adjustment required will be to increase the project's carrying value and ARO obligation by the discounted value of the total liability. Thereafter, the Company will be required to record a charge to income each year to accrete the discounted ARO obligation amount to the final expected liability.

Stock-Based Compensation Plans
Stock Option Plan
The Company has a stock option plan which is described in Note 6. All stock-based awards made to employees and non-employees are measured and recognized at the date of grant using a fair value-based method to calculate compensation expense. Compensation expense is charged to income over the vesting period of the options or service period, whichever is shorter.

Share Incentive Plan
The Company has a share incentive plan (the "Share Incentive Plan"), which includes both a share purchase plan (the "Share Purchase Plan") and a share bonus plan (the "Share Bonus Plan"). The Share Incentive Plan is administered by the Directors of the Company. The Share Incentive Plan provides that eligible persons thereunder include Directors, senior officers and employees of the Company and its designated affiliates and consultants who are primarily responsible for the management and profitable growth of the business.

The Share Incentive Plan is described in Note 6. The Company uses the fair value method of accounting for, and to recognize as compensation expense, its stock-based compensation for employees. Shares issued under the Share Incentive Plan are valued based on to the quoted market price on the date of the award. This amount is expensed over the vesting period.

Flow-Through Shares
The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. When the renunciation is made, the value of the renunciation is recorded as a liability and charged against share capital. Where the Company has a valuation allowance which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations.

Revenue Recognition
Revenue is principally composed of interest income and gain on marketable securities. Other income, including interest income, is recognized on an accrual basis; marketable securities are accounted for as described under "New Accounting Policies" below.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Loss Per Share

The Company uses the treasury stock method in determining the diluted loss per share. The diluted loss per share data assumes the exercise of all outstanding warrants and options except when the assumed exercise is anti-dilutive. Loss per share amounts are calculated using the weighted average number of common shares outstanding during the period.

New Accounting Policies

Upon inception, February 1, 2007, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (CICA), Handbook Section 1506 – "Accounting Changes," Section 1530 – "Comprehensive Income," Section 3855 – "Financial Instruments - Recognition and Measurement," Section 3861 – "Financial Instruments Presentation and Disclosure," and Section 3865 – "Hedges."

Section 1506 allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Implementation of the standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of the changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Section 1530 establishes standards for reporting and presenting a comprehensive income statement.

Section 3855 requires all financial assets and financial liabilities to be classified as one of five categories. Financial assets are to be classified as either held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are to be classified as either held for trading or other financial liabilities. All financial assets and financial liabilities are to be carried at fair value on the balance sheet, except held to maturity, loans and receivables and other financial liabilities, which are carried at amortized cost.

Subsequent accounting for changes in fair value will depend on initial classification. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the statement of operations. Unrealized gains and losses on financial assets that are held as available for sale are to be recorded in other comprehensive income until realized, at which time they will be recorded in the statement of operations.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self sustaining foreign operations. Currently the Company is not involved in any hedging activities.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents, cash for exploration expenditures and marketable securities as held for trading for accounting purposes, which are measured on the balance sheet at fair value. Accounts payable and accrued liabilities along with amounts due to Nuinsco Resources Limited ("Nuinsco") are measured at amortized cost, and are classified as other financial liabilities.

New Accounting Policies Not Yet In Effect

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures," Handbook Section 3862, "Financial Instruments – Disclosures," and Handbook Section 3863, "Financial Instruments – Presentation." These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and, (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation," revising and enhancing its disclosure requirements and carrying forward, unchanged, its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

3. Corporate Reorganization and Formation of the Company

Pursuant to a Plan of Arrangement which became effective February 1, 2007, the Company was formed upon the amalgamation of two predecessor companies incorporated in December, 2006 for the purpose of carrying out the Plan of Arrangement. Upon completion of the amalgamation and pursuant to the Plan of Arrangement, the Company completed a series of transactions which resulted in the following acquisitions:

(a) three mineral resource properties, namely the Minago and Mel sulphide nickel projects on the Thompson Nickel Belt in Manitoba and the Lac Rocher sulphide nickel project in Quebec (collectively the "Nickel Properties"), from Nuinsco. These properties were recorded at their carrying values in the accounts of Nuinsco of $5,800,746, net of related accounts payable of $527,871;
(a) exploration advances to the Company's joint venture partner managing the Mel project of $448,428; and
(a) cash of $12,667,740

in exchange for the issuance of 154,003,146 common shares of the Company.

The terms of the Plan of Arrangement resulted in Nuinsco initially owning 25% of the Company's common shares and 75% being distributed to Nuinsco's shareholders. Accordingly Nuinsco's shareholders continued to own 100% of the transferred assets by virtue of their direct holdings of the Company's shares and their indirect ownership interest through their Nuinsco share ownership. As a consequence, this related party transaction was recorded by the Company at Nuinsco's recorded carrying values of the Nickel Properties transferred and the cash received.

The cash transferred from Nuinsco to the Company was the amount of the net proceeds of $14,045,317 received by Nuinsco in a December, 2006 private placement, less the aggregate of $929,149 expended by Nuinsco on the transferred Nickel Properties from the date of the private placement to February 1, 2007, the effective date of the Plan of Arrangement and exploration advances at as February 1, 2007 amounting to $448,428. The latter amount represents cash advanced to CVRD Inco Limited (now Vale Inco Limited), the Company's joint venture partner on the Mel project, in excess of exploration costs incurred.

In addition, the Company was responsible for all costs relating to the Plan of Arrangement. The total of such costs has been treated as a capital transaction and shown as a reduction in share capital.

A summary of net assets acquired is as follows:

Cash (net of out-of-pocket costs incurred to complete the Plan of Arrangement of $762,062)		$	11,905,678
Nickel Properties			
Exploration Advances – Mel			448, 428
Exploration and Development Projects			
Minago	$2,976,125		
Mel	706,311		
Lac Rocher	2,118,310		5,800,746
Total Assets			18,154,852
Less Liabilities:			
Accounts Payable			(527,871)
Future Income Taxes [1]			(1,914,000)
Net Assets Acquired		$	15,712,981

[1] The future income taxes result from the fact that, pursuant to the tax elections filed as part of the Plan of Arrangement, the cost bases for tax purposes of the nickel assets is nil, versus a net carrying value on acquisition of $5,800,746.

4. Exploration Advances

The Company's Mel sulphide nickel project is managed by Vale Inco Limited. Cash advanced to Vale Inco Limited in excess of exploration costs incurred totaled $280,075 as at December 31, 2007.

5. Exploration and Development Projects

Cumulative costs relative to the acquisition of mineral properties, and deferred exploration and development expenditures, have been incurred on the following projects:

	Acquired on Formation of the Company (Note 3)	Current Expenditures	Balance December 31, 2007
Lac Rocher	$ 2,118	$ 1,196	$ 3,314
Mel [(1)]	706	1,452	2,158
Minago	2,976	7,314	10,290
	$ 5,800	$ 9,962	$ 15,762

[(1)]The expenditures on the Mel project in the current period include $448,428 funded from exploration advances on deposit with Vale Inco Limited and transferred to the Company on formation, February 1, 2007 (see Note 3)

Lac Rocher
The Lac Rocher project, which is 100% owned, is located in northwestern Quebec, 140 kilometres northeast of Matagami. The project is subject to a royalty of $0.50 per ton on any ores mined and milled from the property; any revenues from this project are also subject to a 2% NSR.

In 2007, the Company began environmental work in support of permitting the Lac Rocher deposit in order to carry out its plan to extract and direct ship mineralized material to an offsite mill for processing. A 12-hole, 1,500 metre drill program was completed to test for extensions to the nickel sulphide mineralization and to provide metallurgical samples for the Preliminary Economic Evaluation (PEA) of the near-term production and cash generation potential of the project.

Metallurgical testing of the massive sulphide mineralization from the deposit was completed in December, 2007. In February, 2008, the Company announced the results from metallurgical testing of the disseminated sulphide zone. These test results will be incorporated into the PEA, completion of which is expected in the second quarter of 2008. The Company is targeting production to begin at Lac Rocher prior to the end of 2008.

Mel
Effective August 27, 1999, Nuinsco Resources entered into an agreement (the "Agreement") with Inco Limited (predecessor to CVRD Inco Limited, now Vale Inco Limited ("Vale Inco")) for the exploration and development of Vale Inco's Mel properties (the "Mel Properties") located in the Thompson area of northern Manitoba. Pursuant to the Agreement, sufficient expenditures have been incurred to earn a 100% interest in the Mel Properties, and in 2007 the Company exercised its option to acquire such interest. Vale Inco has the right to earn back a 51% interest by incurring expenditures of $6,000,000 over a four-year period. Vale Inco has not yet notified the Company if it intends to exercise this back-in right.

Under the Agreement, Vale Inco has a contractual obligation to mill ore mined from the Mel deposit at its cash cost plus 5% (provided that the product meets Vale Inco specifications and that Vale Inco has sufficient mill capacity). The Company has the option to manage the development and operation of any mines developed on the Mel Properties.

Minago
At December 31, 2007, the 100%-owned Minago project (which is subject to a graduated NSR, up to 3% if nickel prices exceed US$6.00 per pound), covered 14,496 hectares on Manitoba's Thompson Nickel Belt incorporating the Nose Deposit, which is the area containing the entire current resource, and the North Limb, a zone of mineralization with a known strike length of 1.5 kilometres located to the north of the Nose Deposit.

During 2006 substantial work, including drilling and metallurgical testing, was completed and incorporated into the PEA of the Minago Project completed in November, 2006. Due to the positive outcome of the PEA and continued strong pricing for nickel and other by-products, the Company engaged an engineering firm to proceed with a definitive feasibility study. This study began in early 2007, and is expected to be completed before the end of 2008.

6. Shareholders' Equity

Share Capital

Authorized:

The Company is authorized to issue an unlimited number of common shares.

Issued and Outstanding:

	Number of Shares	Amount
Issued on formation of Company pursuant to Plan of Arrangement (Note 3)	154,003,146	$ 15,713
Issued in private placement (a)	16,428,571	10,694
Issued under the Share Bonus Plan (b)	232,650	109
Warrants exercised (c)	5,502,514	847
Options exercised (d)	475,000	243
Balance – December 31, 2007	176,641,881	$ 27,606

(a) In March, 2007, the Company issued 16,428,571 flow-through shares at $0.70 per share for gross proceeds of $11,500,000, before costs of issue of $805,463.

(b) During the period, 232,650 common shares were issued to employees and consultants as discretionary bonuses and were valued at $108,763 (see commitment to issue shares below).

(c) During the period, 5,502,514 common shares were issued upon the exercise of warrants for proceeds of $846,900 (see commitment to issue shares below).

(d) During the period, 475,000 common shares were issued upon the exercise of options for proceeds of $209,329 plus the carrying value of the options exercised of $33,400.

Stock Options

The Company has a stock option plan (the "Plan) to encourage ownership of its shares by Directors, officers, employees and others, and to provide compensation for certain services. The terms of the Plan provide that the Directors have the right to grant options to acquire common shares of the Company at not less than the closing market price of the shares on the day preceding the grant at terms of up to 10 years. No compensation is recognized when options are exercised. The number of shares reserved for issuance is not to exceed 15% of the aggregate number of common shares issued and outstanding (calculated on a non-diluted basis) from time to time. At December 31, 2007, the Company had 13,111,282 common shares available for granting of future options.

A summary of options outstanding is as follows:

	Number of Options	Weighted Average Exercise Price
Options issuable on the exchange of options of Nuinsco pursuant to the Plan of Arrangement	9,187,500	$ 0.19
Options granted during period	4,922,500	0.61
Options exercised	(475,000)	0.44
Options forfeited and expired during period	(250,000)	0.64
Outstanding, December 31, 2007	13,385,000	$ 0.32

In total, 4,922,500 options were granted during the period at a weighted average exercise price of $0.61 per share. The weighted average grant date fair value of options granted during the period was $0.32. The granting and vesting of 4,922,500 options resulted in compensation expense totaling $1,368,924. The value assigned to options was calculated using the Black-Scholes option-pricing model, with the following assumptions:

Dividend yield	-
Expected volatility	75%
Risk free interest rate	4.5%
Expected option term – years	3
Fair value per share of options granted	0.26-0.43

Of the 13,385,000 options outstanding at December 31, 2007, 1,067,500 are subject to vesting in the next fiscal year. The aggregate fair value of these unvested options not yet charged to operations is $127,689. The weighted average exercise price of fully-vested options at December 31, 2007 was $0.29.

The following table summarizes information about the stock options outstanding at December 31, 2007:

Range of Exercise Prices	**Options Outstanding**	**Years to Expiry**[1]	**Exercise Price**[1]
$0.09-$0.19	6,131,250	3.52	$0.13
$0.21-$0.27	2,343,750	5.02	$0.23
$0.29-$0.46	375,000	3.24	$0.44
$0.50-$0.82	4,535,000	4.40	$0.62
$0.09-$0.82	13,385,000	4.07	$0.32

[1]In this table, "Years to Expiry" and "Exercise Price" have been calculated on a weighted average basis.

Pursuant to the Plan of Arrangement, holders of 12,250,000 options of Nuinsco converted their options into 12,250,000 new Nuinsco options and 9,187,500 options of the Company with an average exercise price of $0.19 per share.

The issuance of the 9,187,500 options under the Plan of Arrangement has been treated as a modification of the respective original Nuinsco awards and the new option grants were made in accordance with the provisions of the Plan of Arrangement. The exercise prices were determined based on the intrinsic values immediately before the effective date of the Plan of Arrangement and the relative fair value of the net assets transferred to the Company and the fair value of all property, net of liabilities, of Nuinsco prior to the spinoff. The strike prices were calculated so that the total intrinsic value immediately prior to and after the effective date remained unchanged. The vesting periods and the contractual terms were determined based on the vesting periods and contractual terms of each award being modified and in no case did the contractual term exceed 10 years from the grant date. Since these awards were a modification of existing Nuinsco awards under the anti-dilution provisions of its stock option plan, the Company has not recognized an expense pursuant to the issuance of these options.

Commitment to Issue Shares

Pursuant to the Plan of Arrangement, the Company was committed to issue common shares of the Company to holders of Nuinsco warrants as of February 1, 2007, the effective date of the Plan of Arrangement, upon the exercise of such warrants.

Each outstanding Nuinsco warrant entitled the holder to receive upon exercise, the number of new Nuinsco common shares and the number of common shares of the Company that such holder would have received under the Plan of Arrangement if such warrant had been exercised immediately before the Plan of Arrangement became effective. The aggregate exercise price of the Nuinsco warrant was unchanged, with the Company receiving 41.25% of the proceeds.

During the period, 5,502,514 common shares were issued pursuant to this arrangement for proceeds of $846,900. Also pursuant to the Plan of Arrangement, the Company was committed to issue 232,650 common shares to employees and consultants as discretionary bonuses pursuant to Nuinsco's Share Bonus Plan with respect to bonus share entitlements granted in December, 2006 and which vested in 2007. During the period, 232,650 common shares were issued pursuant to this arrangement with a value of $108,763.

These are no remaining commitments to issue shares pursuant to the Plan of Arrangement.

Warrants
During the period, 150,000 warrants were issued to a third party for services rendered. The warrants have an exercise price of $0.48 per share, and expire in June, 2009. The warrants were valued at $25,352 using a fair value based method. No other warrants are outstanding as at December 31, 2007.

Share Incentive Plan:
The Company has a share incentive plan ("Share Incentive Plan") which includes both a share purchase plan (the "Share Purchase Plan") and a share bonus plan (the "Share Bonus Plan").

The purpose of the Share Incentive Plan is to encourage ownership of the common shares by Directors, senior officers and employees of the Company and its designated affiliates and consultants who are primarily responsible for the management and profitable growth of its business, to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company and its designated affiliates to attract and retain valued Directors, officers, employees and consultants.

Under the Share Purchase Plan, eligible Directors, senior officers and employees of the Company and its designated affiliates and consultants can contribute up to 10% of their annual basic salary before deductions to purchase common shares. The Company matches each participant's contribution. The purchase price per common share is the volume weighted-average of the trading prices of the common shares on the Toronto Stock Exchange for the calendar quarter in respect of which the common shares are issued. Common shares acquired are held in safekeeping and delivered to employees as soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year. No common shares have yet been issued pursuant to the Share Purchase Plan. The maximum number of common shares issuable under the Share Purchase Plan is the lesser of: (i) that number of common shares that can be purchased with a dollar amount equal to 20% of the gross annual salary of the Participants (as defined in the Share Incentive Plan); and (ii) 1% of the aggregate number of issued and outstanding common shares (calculated on a non-diluted basis) from time to time.

The Share Bonus Plan permits common shares to be issued as a discretionary bonus to eligible Directors, senior officers and employees of the Company and its designated affiliates, and consultants from time to time. For the period ended December 31, 2007, 232,650 shares were issued under the Share Bonus Plan. The maximum number common shares issuable under the Share Bonus Plan is the lesser of: (i) 2,000,000 common shares; and (ii) 2% of the aggregated number of issued and outstanding common shares; and (ii) 2% of the aggregated number of issued outstanding common shares (calculated on a non-diluted basis) from time to time.

Entitlements to 196,125 common shares were granted under the Share Bonus Plan effective December 31, 2007. The entitlement to the shares vests over the following nine months as to one-third in each fiscal quarter. The individuals awarded the right to receive shares have no rights of ownership associated with the shares until the shares have vested and are actually issued. The fair value of the 196,125 common shares granted under the Share Bonus Plan was determined based on the quoted market price of the shares on the date of grant ($0.50 per share) for an aggregated fair value of $98,063 which will be charged to income over the vesting period.

7. Income Taxes

The income tax recovery differs from the amount computed by applying statutory federal and provincial income tax rates for the period from inception to December 31, 2007 (36.12%), to the loss before income taxes. The differences are summarized as follows:

Current income taxes		
Statutory rate applied to loss before income taxes	$	(883)
Non-deductible items, net		539
Share issue costs		(60)
Benefit of current period loss not recognized		404
Current income tax recovery		-
Future income taxes		
Share issue and Plan of Arrangement costs		(358)
Benefit of future tax losses at expected future rates		(325)
Valuation allowance		683
Changes in enacted tax rate		(225)
Future income tax recovery	$	(225)

The future income tax recovery in the current period represents the impact of tax rate reductions enacted in December, 2007 on the future income tax liability recognized on formation (see Note 3).

Significant components of the Company's future income tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

Future income tax assets		
Share issue costs and eligible capital property	$	358
Net tax losses carried forward		325
Valuation allowance		(683)
Total future income tax assets		-
Future tax liabilities		
Exploration and development properties		1,689
Net future income tax liability	$	1,689

Non-capital losses of $1,122,328 expire in 2028. No income tax recoveries have been recorded with respect to the non-capital losses or other tax assets as it cannot be determined at this time whether it is more likely than not that the benefit associated with these losses and costs will be realized prior to their expiry.

8. Related Party Transactions

Related party transactions not described elsewhere in these financial statements include the following:

a. The Company shares management, administrative assistance and facilities with Nuinsco (which, by virtue of its approximate 22% ownership interest has the ability to exercise significant influence over the Company) pursuant to a management agreement. The costs payable by the Company are equal to the cost to Nuinsco of such services plus 10 per cent. The management agreement has an initial term of 24 months commencing February 1, 2007 and is terminable thereafter by Nuinsco upon 90 days notice and by the Company upon 180 days notice. Costs charged to the Company in the period ended December 31, 2007 totalled $808,759 and have been included in general and administrative expenses. In addition, project-related costs aggregating $463,491 have been charged to the Company by Nuinsco during the period and are included in exploration and development costs on the balance sheet.

b. Amounts due to Nuinsco are unsecured, non-interest bearing and due on demand.

c. Included in accounts payable and accrued liabilities at December 31, 2007 are amounts due to officers and Directors of the Company in the amount of $64,267. These amounts relate primarily to Directors' fees payable.

d. The Company's Lac Rocher property is subject to a discovery incentive plan (the "DIP") to reward certain Directors and former officers of the Company with a 2% NSR for mines that were discovered on certain properties prior to the expiry of the DIP. The NSR is payable only on revenues earned after recovery of all development costs for any mine on the property. The terms of the DIP provide the Company with a right of first refusal on any proposed disposition of the NSR. In addition, the DIP contains put/call provisions under which the Company may be required to purchase, or may exercise an option to purchase, the NSR at the value of its discounted cash flows, as defined therein. The Lac Rocher property is the only property subject to the DIP. As the Lac Rocher property is not yet in production, no royalties are currently payable.

9. Changes in Non-Cash Working Capital

Changes in non-cash working capital balances related to operations impacting cash from operations, for the period from inception, February 1, 2007, to December 31, 2007, are as follows:

Accounts receivable and prepaid expenses	$ (483)
Accounts payable and accrued liabilities	192
Due to Nuinsco Resources Limited	158
	$ (133)

10. Financial Instruments

The Company's financial instruments include cash and cash equivalents (including cash for exploration), accounts receivable, accounts payable and accrued liabilities and amounts due to Nuinsco. The fair value of these financial instruments approximates their carrying value. The Company is not exposed to significant currency or credit risks arising from these financial instruments. The Company's cash and cash equivalents earn interest at fixed short-term rates of approximately 4.4% at December 31, 2007. None of the Company's other financial investments are interest-bearing, and therefore the Company is not exposed to any significant interest rate risk.

11. Subsequent Events

a) In January, 2008, the Company signed an option agreement with Xstrata Nickel, ("Xstrata"), a business unit of Xstrata Canada Corporation, to acquire a 100% interest in five mineral claims totaling 691 hectares located adjacent to the Company's existing Minago property package ("the Properties").

Under terms of the agreement, the Company will acquire a 100% interest in the Properties through:

- A one-time cash payment of $150,000 upon signing; and,
- Incurring $500,000 of expenditures before September 30, 2008.

Once acquired, Victory Nickel's 100% interest in the Properties will be subject to an NSR interest retained by Xstrata, as follows:

- In respect of nickel:
  - A 2% NSR when the LME three-month nickel price is equal to or greater than US$13,227 per tonne in that quarter; and,
  - A 1% NSR when the LME three-month nickel price is less than US$13,227 per tonne in that quarter.
- In respect of other metals, minerals and concentrates:
  - A 2% NSR.

In the event that the NSR is a 2% royalty, the Company may buy back up to 50% of the NSR royalty interest for a maximum of $1,000,000. In addition, Xstrata has the right (the "Back-in Right") to earn a 50% interest in the Properties if any resource is discovered that exceeds 500,000,000 pounds of contained nickel in measured and indicated resources. To exercise the Back-in Right, Xstrata must commit to pay direct expenditures or an amount in cash to the Company equal to twice the aggregate of all direct exploration, development and mining expenditures incurred by the Company on the Properties prior to the delivery by Xstrata of the Back-in Right notice.

b) In March, 2008, the Company privately purchased from a third party 7,500,000 units of Wallbridge Mining Company Limited ("Wallbridge"), a public company, for $1,913,000. Each unit comprises one common share and one-half of one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Wallbridge at an exercise price of $0.80 per share if the warrant is exercised prior to March 26, 2009, or $1.00 per share if exercised during the period between March 26, 2009 and March 26, 2010. As a consequence of this transaction, the Company holds an approximate 8.4% interest in Wallbridge and, if all of the warrants are exercised, the Company's ownership interest would increase to 12.2% on a partially diluted basis (not including the exercise of any other securities convertible into Wallbridge shares held by any other holder).

Part II(2)(c)

(174)

VICTORY NICKEL INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE PERIOD FROM INCEPTION, FEBRUARY 1, 2007, TO DECEMBER 31, 2007

DATED MARCH 28, 2008

VICTORY NICKEL INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Period ended December 31, 2007

The following discussion of the results of operations, financial condition and cash flows of Victory Nickel Inc. ("Victory Nickel" or the "Company") prepared as of March 28, 2008 consolidates management's review of the factors that affected the Company's financial and operating performance for the period from inception, February 1, 2007, to December 31, 2007, and factors reasonably expected to impact on future operations and results. This discussion is intended to supplement and compliment the Company's 2007 audited financial statements and the notes thereto. Readers are encouraged to consult the financial statements which were prepared in accordance with Canadian generally accepted accounting principles and are available at www.sedar.com and at the Company's website www.victorynickel.ca. All amounts disclosed are in Canadian dollars unless otherwise stated.

COMPANY OVERVIEW

Victory Nickel is a Canadian exploration and development-stage mineral resource company engaged in the acquisition, exploration and development of nickel projects in Canada.

Formed on February 1, 2007 as described below, Victory Nickel owns 100% of three advanced sulphide nickel projects, the Mel and Minago projects located on Manitoba's Thompson Nickel Belt and the Lac Rocher project in Quebec. The Company is advancing a definitive feasibility study, expected to be completed in 2008, on the Minago Project; the Lac Rocher Project is currently being assessed for potential production in 2008; and, the near-term production potential of the Mel Project is also being evaluated.

CORPORATE REORGANIZATION AND FORMATION OF THE COMPANY

Pursuant to a Plan of Arrangement which became effective February 1, 2007, the Company was formed upon the amalgamation of two predecessor companies incorporated in December, 2006 for the purpose of carrying out the Plan of Arrangement. Upon completion of the amalgamation and pursuant to the Plan of Arrangement, the Company completed a series of transactions which resulted in the following:

The acquisition of:

a) three mineral resource properties, namely the Minago and Mel sulphide nickel projects on the Thompson Nickel Belt in Manitoba and the Lac Rocher sulphide nickel project in Quebec (collectively the "Nickel Properties") from Nuinsco Resources Limited ("Nuinsco"). These properties were recorded at their carrying value in the accounts of Nuinsco of $5,800,746, net of related accounts payable of $527,871;
b) exploration advances to the Company's joint venture partner managing the Mel project of $448,428; and
c) cash of $12,667,740,

in exchange for the issuance of 154,003,146 common shares of the Company.

The terms of the Plan of Arrangement resulted in Nuinsco initially owning 25% of the Company's common shares and 75% being distributed to Nuinsco's shareholders. Accordingly, Nuinsco's shareholders continued to own 100% of the transferred assets by virtue of their direct holdings of the Company's shares and their indirect ownership interest through their Nuinsco share ownership. As a consequence, this related party transaction was recorded by the Company at the carrying value of the Nickel Properties transferred and the cash received.

The cash transferred from Nuinsco to the Company was the amount of the net proceeds of $14,045,317 received by Nuinsco in a December 2006 private placement less the aggregate of $929,149 expended by Nuinsco on the transferred Nickel Properties from the date of the private placement to February 1, 2007, the effective date of the Plan of Arrangement, and exploration advances as at February 1, 2007 amounting to $448,428. The latter amount represents cash advanced to CVRD Inco Limited (now Vale Inco Limited ("Vale Inco")), the Company's joint venture partner on the Mel project, in excess of exploration costs incurred.

In addition, the Company was responsible for all costs relating to the Plan of Arrangement. The total of such costs in the amount of $762,062 has been treated as a capital transaction and shown as a reduction in share capital.

A summary of the net assets acquired is as follows:

Cash (net of out-of -pocket costs incurred to complete the Plan of Arrangement of $762,062)		$ 11,905,678
Nickel Properties:		
Exploration Advances - Mel		448,428
Exploration and Development Projects		
Minago	$ 2,976,125	
Mel	706,311	
Lac Rocher	2,118,310	5,800,746
Total Assets		18,154,852
Less: Liabilities:		
Accounts Payable		(527,871)
Future Income Taxes		(1,914,000)
Net Assets Acquired		$ 15,712,981

(1) The future income taxes result from the fact that, pursuant to tax elections filed as part of the Plan of Arrangement, the cost bases for tax purposes of the nickel assets is nil versus a net carrying value on acquisition of $5,800,746.

HIGHLIGHTS

Corporate

- 99.77% of Nuinsco shareholders voted in favour of the Plan of Arrangement to create Victory Nickel.
- Victory Nickel began trading on the Toronto Stock Exchange under the ticker symbol Ni on February 6, 2007.
- Completed a bought deal private placement for gross proceeds of $11,500,000.
- Continued to evaluate the acquisition of production and near-production nickel assets to enhance the Company's production profile.
- In December, 2007, engaged Auramet Trading LLC ("Auramet") to provide financial advisory services in connection with debt financing for development of its Lac Rocher nickel project.

Minago

- Engaged Wardrop Engineering Inc. ("Wardrop") to complete the Minago definitive feasibility study.
- Expanded the Minago land package by 7,062 hectares to 14,496 hectares.
- Completed a 13,000 metre diamond drill program as part of the Minago definitive feasibility study.
- Announced positive results from diamond drilling, including intercepts of 1.4% nickel over 36.0 metres, 64.65 metres grading 0.94% nickel and 35.44 metres grading 1.14% nickel.
- Completed the Minago metallurgical drilling ahead of schedule, and delivered eight tonnes of mineralized material to SGS Mineral Services ("Lakefield") to complete feasibility study metallurgical studies.
- Announced a 73% increase in by-product revenue from the sale of sand that forms part of the overburden in the proposed Minago open pit. The expected quantity of marketable sand increased from 4.0 million tonnes in the November 2006 scoping study to 6.9 million tonnes.
- Held numerous public meetings and signed a Memorandum of Understanding with the Misipawistik Cree Nation (Grand Rapids), Mosakahiken Cree Nation (Moose Lake) and Cross Lake Band of Indians that addresses traditional rights of these First Nations communities, and establishes the guiding principles for the development of an Impact and Benefit Agreement.

Mel

- Announced a 79% increase in the amount of contained nickel and a 14% rise in grade in the measured and indicated resource at the Mel project, raising Victory Nickel's total in-situ measured and indicated nickel inventory to over 660,000,000 pounds of nickel.
- Undertook a $2,000,000 drill program at Mel in conjunction with joint venture partner Vale Inco to test the numerous geophysical targets identified on the property.
- Intersected significant grades over mineable widths, including 1.11% nickel over 13.67 metres, in an aggressive winter drilling program designed to evaluate near-term production potential at Mel.
- Completed its earn-in of a 100% interest in the Mel property, subject to Vale Inco's 51% back-in right.

Lac Rocher

- Began an environmental baseline study and announced the development plan for the Lac Rocher sulphide nickel project in northern Quebec.
- Completed a 12-hole, 1,500 metre drill program at Lac Rocher to test for extensions to the nickel sulphide mineralization and to provide metallurgical samples for a Preliminary Economic Evaluation of the near-term production and cash generation potential of the project.
- Received drill results grading up to 9.5% nickel over 2.29 metres within a larger intercept of 45.92 metres grading 1.42% nickel at Lac Rocher.
- Entered into a Memorandum of Understanding with the Waswanipi Cree First Nation ("WCFN") whereby the parties have agreed to work together to support and expedite an underground exploration and bulk sampling program at Lac Rocher in a way that respects the collective interests of Victory Nickel, the WCFN and other stakeholders.
- Received excellent results from metallurgical testing of Lac Rocher massive sulphide composites, with locked cycle tests yielding nickel recovery of 85.04% and copper recovery of 96.67% to a nickel/copper concentrate with an overall nickel equivalent grade of 12.66%.

OUTLOOK

2007 marked the first year of Victory Nickel's existence and was a very busy period with respect to moving the Minago, Lac Rocher and Mel sulphide nickel projects toward production. 2008 should be equally eventful, as the Company expects to make the transition from developer to nickel producer with the start-up of production at the 100%-owned Lac Rocher deposit in northern Quebec, continued progress toward completion of the Minago definitive feasibility study, and a formal evaluation of the economics of developing Mel.

The market for nickel is expected to remain robust for the foreseeable future. With over 660 million pounds of in-situ nickel in National Instrument 43-101-compliant measured (154 million pounds) and indicated (511 million pounds) resources at the three projects, plus an additional 530 million pounds of in-situ nickel in inferred resources, Victory Nickel has one of Canada's largest undeveloped sulphide nickel inventories. With near-term production potential from all three projects, Victory Nickel is moving quickly to take advantage of the worldwide shortage of sulphide nickel assets and to capitalize on strong nickel pricing.

The Company is aggressively advancing all three projects, and evaluating additional opportunities to expand nickel resources and production potential. Current programs on the three projects include:

Minago

Completion of the definitive feasibility study by Wardrop remains a focus for the Company. Wardrop is moving ahead rapidly with all aspects of this study.

Early in 2008, the Company embarked on a 10,000 metre diamond drilling program designed to expand the overall nickel resource, as well as an Early Works program as part of work required to meet the start-up of nickel production targeted for the fourth quarter of 2010.

The Minago scoping study identified the need for further drilling at depth in the Nose Deposit, the area containing the entire current resource, to better define potential lenses of higher grade mineralization.

Drilling conducted in 2006 confirmed the strength and continuity of nickel mineralization as well as higher grades including 80.95 metres of 1.12% nickel and 197.6 metres averaging 0.82% nickel in hole DDH NM-06-06 which ended in 3.93 metres of 1.91% nickel at 829.85 metres.

The 2008 drill program follows up on this potential. The first hole in this program confirmed the presence of higher-grade nickel mineralization at depth, assaying 1.51% nickel over 38.42 metres as part of a 193.01 metre interval grading 0.59% nickel.

Drilling is also targeting the North Limb, a zone of mineralization with a known strike length of 1.5 kilometres located to the north of the Nose Deposit. In 2005, Nuinsco drilled a single 455.4 metre deep hole in the North Limb, intersecting 9.71 metres grading 1.03% nickel and 52.5 metres grading 0.64% nickel within a 337.9 metre intercept grading 0.33% nickel in rock similar to that hosting the Minago resource. In the current program, additional holes are planned to further characterize the mineralization and nickel grades along this potentially vast and underexplored area.

The Early Works program represents the first step in the design of the tailings facility, waste dumps and overall site layout in preparation for permitting and development of the Minago mine. The Early Works program consists of geotechnical drilling, hydrogeological drilling, and design of a permanent access road. Design of an early site access road to support Early Works development is already complete.

All drilling is expected to be complete by early in the second quarter, and the Company remains on track to complete the definitive feasibility study before the end of 2008.

Lac Rocher

Lac Rocher, located in northern Quebec, is advancing to become Victory Nickel's first production asset in 2008. Roche Consulting Engineering is completing a preliminary economic assessment of two phases of an underground exploration and bulk sampling program to evaluate ore continuity and provide further metallurgical evaluation.

Phase I encompasses extracting approximately 50,000 tonnes of material, with Phase II extracting approximately 400,000 additional tonnes. All of the mined material will be shipped off site, and the Company is evaluating a number of options, both in the province of Quebec and elsewhere, for the processing of this material.

Positive results have been received from metallurgical tests, and the Company fully expects that Lac Rocher will be its first cash generating asset.

Mel

The Mel deposit has a National Instrument 43-101-compliant indicated resource of 4.3 million tonnes grading 0.88% nickel (approximately 83 million pounds in-situ nickel) and an additional inferred resource of 1.0 million tonnes grading 0.839% nickel (approximately 19 million pounds in-situ nickel). This near-surface resource, along with a stipulation in the option agreement that joint venture partner Vale Inco shall mill ore mined from the Mel deposit at cost plus 5% (provided that the product meets Vale Inco specifications and that Vale Inco has sufficient mill capacity), makes near-term nickel production from the Mel deposit a possibility that the Company is currently evaluating.

Victory Nickel is in discussions with Vale Inco regarding its right to back in for 51% of the project. The Company expects Vale Inco's decision, which will dictate the future direction of the project, will be made by mid year 2008.

Based on the Company's recent share price, and given the strength of the Minago, Mel and Lac Rocher projects, management recognizes that Victory Nickel's assets remain significantly undervalued by the market, and is committed to realizing full value on behalf of all shareholders. These assets form a solid base on which to build a substantial Canadian nickel company.

RESULTS OF OPERATIONS

From inception, February 1, 2007, to December 31, 2007, the Company had net loss of $2,228,000, or $0.01 per share.

The loss resulted from general and administrative expenses of $1,643,000 (including $809,000 in costs charged by Nuinsco as described under related party transactions below) and stock option compensation of $1,369,000 relating to stock options granted in the current period to officers, directors and employees, some of which are vesting in future periods, less interest and other income of $559,000. The value assigned to the stock options was calculated using the Black-Scholes option-pricing model as explained in Note 6 to the Company's 2007 audited financial statements. Costs allocated from Nuinsco pursuant to the management agreement between the Company and Nuinsco are activity related.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for each of the last four quarters ended December 31, 2007 is as follows:

Fiscal year 2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter(1)
Revenue and other income	$ 158,000	$ 147,000	$ 219,000	$ 35,000
Net loss and comprehensive loss	$ (335,000)	$ (387,000)	$ (449,000)	$ (1,057,000)(2)
Loss per share – basic and diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

(1) For the period from inception, February 1, 2007, to March 31, 2007.

(2) Includes stock option compensation of $863,000.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, the Company had working capital, including cash and cash equivalents and cash for exploration expenditures, totaling $12,385,000. Cash equivalents include bank-guaranteed investment certificates and bank discount notes. The Company does not own asset-backed commercial paper. The Company has a corporate policy of investing its available cash in Canadian government instruments and certificates of deposit or other direct obligations of major Canadian banks, unless otherwise specifically approved by the Board.

During the eleven-month period ended December 31, 2007, the Company used $1,145,000 in operating activities, comprising cash used in operations before changes in non-cash working capital of $1,012,000 plus a net increase in non-cash working capital balances of $133,000 (net of a $158,000 increase in amounts due to Nuinsco).

Financing activities for the period generated an aggregate of $11,750,000. In March, 2007, the Company completed a private placement of common shares which resulted in the issuance of 16,428,571 flow-through common shares at $0.70 per share for net proceeds after costs of issue of $10,694,000. It also received $1,056,000 on the exercise of warrants and stock options during the period from inception to December 31, 2007. Investing activities included $9,408,000 expended on exploration and development projects, net of exploration advances transferred to the Company on inception of $448,000 which were used to fund exploration expenditures during the period. Combined with the cash transferred to the Company on formation of $11,906,000, which amount was net of Plan of Arrangement costs of $762,000, these activities generated cash and cash equivalents of $12,885,000 for the period from the date of inception to December 31, 2007.

Given its current cash position, the Company is sufficiently financed to fund its anticipated future administration costs to completion of the Minago definitive feasibility study. Assuming a positive outcome of the Minago definitive feasibility study and/or the Lac Rocher preliminary economic assessment, additional financing will be required for construction of either or both of these projects. In December, 2007, the Company engaged Auramet to provide financial advisory services in connection with debt financing for development of Lac Rocher; the Company will make a decision regarding the amount and manner of financing required for Minago construction upon receipt of a positive definitive feasibility study.

EXPLORATION AND DEVELOPMENT ACTIVITIES

For the period from inception to December 31, 2007, the Company incurred exploration costs on its nickel properties of $9,962,000, including $7,314,000 on the Minago project, $1,452,000 on the Mel project and $1,196,000 at the Lac Rocher project.

Minago Project

The Company's 100%-owned Minago project (which is subject to a graduated net smelter royalty, up to 3% if nickel prices exceed US$6 per pound) is located on the Thompson Nickel Belt in Manitoba, and is one of Canada's largest undeveloped nickel deposits with measured and indicated resources of 49.1 million tonnes grading 0.516% nickel, or 558 million pounds of in-situ nickel (0.25% nickel cut-off grade), comprised of a 10.3 million tonne measured resource grading 0.593% nickel and a 38.8 million tonne indicated resource grading 0.496% nickel. A further 44.1 million tonne inferred resource at 0.528% nickel contains an additional 513 million pounds of in-situ nickel.

Following the completion of a scoping study in the fall of 2006, Wardrop was engaged to conduct a definitive feasibility study. The definitive feasibility study is ongoing, and is expected to be completed in 2008. In 2007, a 13,000 metre, 44-hole winter drilling program was completed to provide data for inclusion in the definitive feasibility study. During 2007, the Company announced drill results, including intercepts grading up to 1.4% nickel over 36.0 metres. In addition, a geotechnical hole which did not target mineralization, intersected 6.1 metres grading 1.03% nickel demonstrating the widespread nature of nickel mineralization at Minago.

Mel Project

The Mel project is located on the Thompson Nickel Belt, just north of Thompson, Manitoba. It is a large property, approximately 25 kilometres east-west by about 6 kilometres north-south.

The Company has fully funded sufficient expenditures to earn a 100% ownership interest in this project subject to a Vale Inco back-in. This project has 4,300,000 tonnes grading 0.88% nickel (approximately 83,000,000 pounds in-situ nickel) and an additional inferred resource of 1,000,000 tonnes grading 0.84% nickel (approximately 19,000,000 pounds in-situ nickel), and offers significant exploration upside as well as near-term production potential.

The 2007 winter drill program comprised 30 drill holes encompassing 5,733 metres of drilling to better define and add to the existing resource. This program intersected significant grades over mineable widths, including 1.11% nickel over 13.67 metres. The Company is currently in discussions regarding Vale Inco's intentions with respect to its 51% back-in right. A decision by Vale Inco is expected by the end of the second quarter of 2008 and at that point the Company will determine the appropriate next steps in its development strategy.

Lac Rocher

The Lac Rocher project has measured and indicated resources of 1,190,288 tonnes grading 0.91% nickel, at a 0.5% nickel cutoff, for approximately 25,000,000 pounds of in-situ nickel located between surface and 125 vertical metres. Mineralization is open to the southwest, and Victory Nickel is currently evaluating near-term production potential from the property.

During 2007, the Company was very active with respect to advancing the Lac Rocher property. A 12-hole, 1,500 metre diamond drill program tested for extensions to the nickel sulphide mineralization and provide metallurgical samples for completing a preliminary economic evaluation of the near-term production and cash generation potential of the project that is being completed by Roche Engineering. Drill results graded up to 9.5% nickel over 2.29 metres within a larger intercept of 45.92 metres grading 1.42% nickel, and continued to expand the Company's geological and metallurgical understanding of the massive sulphide zone at Lac Rocher.

In addition, Victory Nickel entered into a Memorandum of Understanding with the Waswanipi Cree First Nation ("WCFN") whereby the parties have agreed to work together to support development of the Lac

Rocher deposit in a way that respects the collective interests of Victory Nickel, the WCFN and other stakeholders. Phase One of the project is expected to consist of an underground exploration and bulk sampling program to evaluate ore continuity and provide further metallurgical evaluation. Phase One would potentially entail the extraction of approximately 50,000 tonnes of material, while Phase Two would potentially extract an additional 400,000 tonnes of material. Mineralization from Lac Rocher would be direct shipped to an offsite mill for processing.

Subsequent to December 31, 2007, the Company received positive metallurgical results on material from the disseminated sulphide zone at Lac Rocher that complimented test results from Xstrata Process Support, Process Mineralogy, in Falconbridge, Ont., announced late in 2007 on mineralization from the massive sulphide zone. A total of 15 flotation tests were completed by Corem, an independent laboratory based in Quebec, on material from the disseminated sulphide zone, yielding nickel recovery of 79.9% and copper recovery of 94.2% to a nickel/copper concentrate. This compares well to nickel recovery of 85.04% and copper recovery of 96.67% from the massive sulphide zone.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statement include determining the carrying value of exploration and development projects and future income taxes and the valuation of stock option compensation. These estimates involve considerable judgment and are, or could be affected by, significant factors that are out of the Company's control.

The Company's recorded value of its exploration and development projects is based on historical costs that are expected to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and there is always the potential for a material adjustment to the value assigned to these assets.

The fair value of the stock options and warrants is calculated using an option pricing model that takes into account the exercise price, expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option/warrant.

For a complete list of the significant accounting policies, reference should be made to Note 2 of the Company's 2007 audited financial statements.

NEW ACCOUNTING POLICIES

On inception, the Company adopted new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1506 – "Accounting Changes," Section 1530 – "Comprehensive Income," Section 3855 – "Financial Instruments - Recognition and Measurement," Section 3861 – "Financial Investment Presentation and Disclosure," and Section - 3865 – "Hedges." The requirements of these new standards and the effect of their adoption are set out in detail in Note 2 to the Company's 2007 audited financial statements.

DISCLOSURE CONTROLS

The Company's certifying officers have designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to them with respect to financial and operational conditions as of December 31, 2007. The certifying officers have evaluated the effectiveness of the disclosure controls and procedures as of December 31, 2007 and have concluded that these disclosure controls and procedures are effective at the reasonable assurance level. Such controls are facilitated by the small size of the Company's senior management team and their access to material information.

The management of the Company was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

RELATED PARTY TRANSACTIONS

The Company obtains management, administrative assistance and facilities from Nuinsco pursuant to a management agreement. The fees payable by the Company are equal to the cost to Nuinsco of providing such services plus 10 percent. General and administrative costs charged to the Company during the eleven-month period ended December 31, 2007 totaled $809,000. In addition project-related costs aggregating $463,000 have been charged to the Company by Nuinsco during the period and are included in exploration and development costs on the balance sheet. The management agreement has an initial term of 24 months and is terminable thereafter by Nuinsco upon 90 days notice and by the Company upon 180 days notice.

OUTSTANDING SHARE DATA

At March 28, 2008, the Company had 176,857,256 common shares issued and outstanding. In addition, there were 13,235,000 stock options, 150,000 warrants and entitlements to 130,750 common shares under the Share Bonus Plan outstanding on March 28, 2008, which if exercised and issued would bring the fully diluted issued common shares to a total of 190,373,006, and would generate cash of approximately $4,307,000.

RECENT DEVELOPMENTS

- In March, 2008, the Company privately purchased from a third party 7,500,000 units of Wallbridge Mining Company Limited ("Wallbridge"), a public company, for $1,913,000. Each unit comprises one common share and one-half of one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Wallbridge at an exercise price of $0.80 per share if the warrant is exercised prior to March 26, 2009, or $1.00 per share if exercised during the period between March 26, 2009 and March 26, 2010. As a consequence of this transaction, the Company holds an approximate 8.4% interest in Wallbridge and, if all of the warrants are exercised, the Company's ownership interest would increase to 12.2% on a partially diluted basis (not including the exercise of any other securities convertible into Wallbridge shares held by any other holder); and,

- In March, 2008, the Company announced the appointment of Steve Harapiak as President and Chief Operating Officer. Mr. Harapiak is an engineer who brings years of international mining experience to the Company, including serving as President and CEO of Potash Corporation of Saskatchewan (when it was a Crown corporation).

RISKS AND UNCERTAINTIES

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The Company is always at risk of losing its experienced mineral industry management, Directors and consultants as it is very reliant on key personnel.

The Company has no significant exposure to environmental or health risks, although this will change as the Company's projects approach production (a normal characteristic of mineral industry projects).

The Company experiences the normal safety risks associated with exploration fieldwork, and diamond drilling. The Company carries insurance for such risk but is protected primarily by the insurance carried by the contractors who carry out such work. Safe practices are mandated by the Company for all its work.

The cyclical nature of metal markets creates large variation in the Company's ability to raise the capital required for its exploration and development initiatives. This risk is managed by designing the Company's exploration and development commitments and progress to its financial capability.

Certain Directors of the Company also serve on the Board of Directors of other natural resource exploration and development companies, thereby providing the possibility that a conflict of interest may arise. Any corporate decisions made by such Directors are made in accordance with their duty and obligation to deal fairly and in good faith with the Company and such other companies. Directors are required to declare and refrain from voting on matters on which they have a conflict of interest.

FORWARD LOOKING STATEMENTS

These unaudited interim financial statements and Management's Discussion and Analysis contain certain forward-looking statements relating to, but not limited to, the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe," "expect," "goal," "plan," "intend," "estimate," "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

March 28, 2008

Notice of Annual Meeting of Shareholders to be Held on May 21, 2008

- and -

Management Information Circular as at April 11, 2008

Victory Nickel Inc.

To be held at 4:00 p.m.

Wednesday, May 21, 2008

The Toronto Board of Trade

1 First Canadian Place

Toronto, Ontario

VICTORY NICKEL INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders (the "**Meeting**") of Victory Nickel Inc. (the "**Corporation**") will be held on **May 21, 2008, at the hour of 4:00 p.m., Toronto time, at The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario,** for the following purposes:

(1) to receive the financial statements of the Corporation for the period from inception, February 1, 2007, to December 31, 2007, together with the report of the auditors thereon;

(2) to elect directors;

(3) to appoint auditors and to authorize the directors to fix their remuneration; and,

(4) to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Reference is made to the attached management information circular dated April 11, 2008 (the "**Management Information Circular**"), which sets forth a description of the matters referred to in items (2) to (3) above.

Only holders of common shares of the Corporation ("**Common Shares**") of record on April 16, 2008 are entitled to notice of and to vote at the Meeting.

A copy of the Management Information Circular and form of proxy accompany this notice of meeting.

As a substantial representation of the shareholders is desired, if you are not able to be present at the Meeting, kindly date, sign and return the form of proxy accompanying this notice of meeting in the envelope provided for that purpose.

A proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile within North America (866) 249-7775 and outside North America (416) 263-9524, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment thereof. If you are able to attend the Meeting or any adjournment thereof, sending your proxy will not prevent you from voting in person.

DATED at Toronto, Ontario this 11th day of April, 2008.

By Order of the Board of Directors

(Signed) *"René R. Galipeau"*

René R. Galipeau

Vice-Chairman and Chief Executive Officer

VICTORY NICKEL INC.

80 Richmond St. W., Suite 1802 Toronto, Ontario, Canada M5H 2A4

telephone: (416) 363-8527 fax (416): 626-0890

MANAGEMENT INFORMATION CIRCULAR AS AT APRIL 11, 2008

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the Management of Victory Nickel Inc. ("Victory Nickel" or the "**Corporation**") for use at the annual meeting of shareholders of the Corporation (the "**Meeting**") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting (the "**Notice**"). It is anticipated that the solicitation will be by mail primarily, but proxies may also be solicited personally by directors, officers and regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

The form of proxy forwarded to shareholders with the Notice confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice or other matters, which may properly come before the Meeting.

The form of proxy affords the shareholder the opportunity to specify that the shares beneficially owned by him/her shall be voted for or withheld from voting in accordance with the specifications made by the shareholder on any ballot that may be called for and that, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

ADVICE TO HOLDERS OF SECURITIES

Registered Holders

A registered holder of common shares of the Corporation (a "**Registered Holder**") is a holder of common shares of the Corporation ("**Common Shares**") who holds Common Shares in his, her or its own name (that is, not in the name of, or through, an intermediary such as a securities broker, dealer, bank, or trust company (an "**Intermediary**")). A Registered Holder may attend the Meeting and cast one vote for each Common Share registered in the name of such Registered Holder on any and all resolutions put before the Meeting. If such Registered Holder does not wish to vote for any matter proposed at the Meeting, he, she or it may withhold their vote from, or vote their Common Shares against, as applicable, any resolution at the Meeting. A Registered Holder who is unable to attend the Meeting, or does not wish to personally cast his, her or its votes, may authorize another person at the Meeting to vote on his, her or its behalf. Please see "Appointment and Revocation of Proxies" below for information concerning the process for voting by proxy.

Non-Registered Holders

A non-registered holder of Common Shares (a "**Beneficial Holder**") is a holder of Common Shares who holds his, her or its Common Shares through an Intermediary. Such Intermediary is the registered holder of the Beneficial Holder's Common Shares and is the entity legally entitled to vote these Common Shares at the Meeting. Common Shares that are listed in an account statement provided to a holder of Common Shares by a broker are unlikely to be registered in the holder's own name on the records of the Corporation; such Common Shares are more likely registered in the name of the holder's broker or an agent of the broker. **Only proxies deposited by Registered Holders can be recognized and acted upon at the Meeting.**

In order for a Beneficial Holder to vote his, her or its Common Shares at the Meeting, they must carefully follow the procedures and instructions received from the Intermediary. Applicable regulatory policy in Canada requires Intermediaries to seek voting instructions from Beneficial Holders in advance of shareholders' meetings. **Instead of completing the form of proxy provided to Registered Holders, Beneficial Holders will be asked to complete and deliver a different form to their respective Intermediaries. This form will instruct the Intermediary how to vote on behalf of the Beneficial Holder.**

Most brokers now delegate responsibility for obtaining instructions from Beneficial Holders to Broadridge Investor Communication Solutions ("**Broadridge**"). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Common Shares to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder (i.e. the Intermediary) and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Registered Holder should enter their own names in the blank space on the voting instruction form provided to them and return same to their Intermediary in accordance with the instructions provided by such Intermediary well in advance of the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR THE ELECTION OF DIRECTORS, AS STATED ELSEWHERE IN THIS MANAGEMENT INFORMATION CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS MANAGEMENT INFORMATION CIRCULAR AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS OR HER JUDGMENT MAY DETERMINE.** At the time of printing of this Management Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. **Each shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof.** Such right may be exercised by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy. All proxies must be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. The completed form of proxy must be deposited with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, facsimile within North America (866) 249-7775 and outside North America (416) 263-9524, not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the time of voting.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1. by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid;

2. by depositing an instrument in writing revoking the proxy executed by him or her:

    (a) with Computershare Investor Services Inc. at any time up to and including 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

    (b) with the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof; or

3. in any other manner permitted by law.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without par value. On April 11, 2008 there were 176,857,256 Common Shares issued and outstanding.

Each Common Share entitles the holder thereof (each, a "**Shareholder**") to one vote at all meetings of Shareholders. All Shareholders of record on April 16, 2008 are entitled either to attend the Meeting or any adjournment thereof and vote thereat, in person, the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation, to attend and vote thereat, by proxy, for the Common Shares held by them.

As at April 11, 2008, to the knowledge of the directors and senior officers of the Corporation, no person, firm or corporation beneficially owned, or exercised control or direction over, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attaching to any class of voting securities of the Corporation, except for Nuinsco Resources Limited ("Nuinsco"), which owned 38,500,786 Common Shares (being 21.8% of the outstanding voting securities).

FINANCIAL STATEMENTS

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2007 together with the auditor's report thereon.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The directors of the Corporation are authorized to fix the number of directors on the board of directors of the Corporation (the "**Board**" or the "**Board of Directors**") between a minimum of three directors and a maximum of 15 directors and have fixed the number at seven. The Shareholders will be asked to elect 7 directors for the ensuing year. Each director elected will hold office until the close of business of the first annual meeting of Shareholders following his or her election unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The names of all of the nominees, their position with the Corporation, their principal occupation or employment during the last five years, the dates upon which they became directors of the Corporation, if applicable, and the number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised as of April 11, 2008, are as follows:

Name and Residence	Position with the Corporation	Principal Occupation	Date Elected	Shares Held or Over Which Control or Direction is Exercised[4]
W. Warren Holmes[2][3] Ontario, Canada	Chairman and Director	Director and Chairman of Nuinsco Resources Limited, a mineral exploration company, and Victory Nickel. Prior to June, 2006, CEO and Director of Nuinsco. Director of Atlanta Gold Inc., Foraco International SA, Wallbridge Mining Company Limited and Campbell Resources Inc., all of which are engaged in, or associated with, the mining industry.	Feb. 1, 2007	2,618,033
René R. Galipeau Ontario, Canada	Vice-Chairman, Chief Executive Officer and Director	Vice-Chairman, CEO, acting CFO and Director of Nuinsco; Vice-Chairman, CEO, and Director of Victory Nickel; Director of Campbell Resources Inc. (a mining company), Wallbridge Mining Company, and Auramet Trading LLC (a metals trading company); Executive Vice-President and CFO of Breakwater Resources Ltd. (a mining company) to early 2004, and Senior Vice-President and CFO of HMZ Metals Inc. (a mining company) from September 2004 to February 2006.	Feb. 1, 2007	842,159
Frank J. Crothers[1][2]*[3] New Providence, Bahamas	Director	Chairman, Island Corporate Holdings Ltd., a private equity fund.	Feb. 1, 2007	10,081,857
Howard Roger Stockford[1][2] Ontario, Canada	Director	Mining Consultant; prior to January 1, 2005, Executive Vice-President, Aur Resources Inc., a mining company.	Feb. 1, 2007	382,353
T. Michael Young[3] Washington, U.S.A.	Director	Mining Consultant; prior to 2004, Executive with Falconbridge Limited, a base metals producer.	Feb. 1, 2007	280,000
George Archibald British Columbia, Canada	Director	Consulting Geologist, Prior to January 2004, Vice President, Exploration of Nuinsco.	Feb. 1, 2007	1,256,263
Cynthia Thomas[1]*[2] Illinois, U.S.A.	Director	2000 - present: Self employed financial advisor, 1997-1999, Director, Mining Group, Investment Banking, Scotia McLeod Inc.	Feb. 1, 2007	100,000

Note:

* Committee Chair

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

(3) Member of the Compensation Committee.

(4) The information in the foregoing table as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by each respective nominee.

Corporate Cease Trade Orders or Bankruptcies

No proposed director is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while that person was acting in that capacity,

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except for Mr. Rene Galipeau, Chief Executive Officer, Vice-Chairman, Director of Victory Nickel, served as Senior Vice-President and CFO of HMZ Metals Inc. in 2005 when a cease trade order was issued halting trading by management and insiders of HMZ due to failure to file interim financial statements. The cease trade order was in effect until two days following the filing of financial statements for the three-month period ended June 30, 2005, which statements were filed on October 19, 2005.

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Personal Bankruptcies

No proposed director has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Penalties or Sanctions

No proposed director of the Corporation has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPOINTMENT OF BDO DUNWOODY LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION FOR THE ENSUING YEAR, AND IN FAVOUR OF AUTHORIZING THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

BDO Dunwoody LLP, Chartered Accountants, Toronto, Ontario are the auditors of the Corporation. Flabbi & Associates LLP, Chartered Accountants, Licensed Public Accountants ("Flabbi & Associates"), were appointed auditors of the Corporation upon inception, February 1, 2007. Flabbi & Associates merged with BDO Dunwoody LLP, effective January 1, 2008.

INDICATION OF DIRECTORS AND EXECUTIVE OFFICERS

All of the directors and executive officers of the Corporation have indicated that they intend to vote their Common Shares in favour of each of the resolutions. **In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed form of proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.**

EXECUTIVE COMPENSATION

Compensation Summary

A "**Named Executive Officer**" or "**NEO**" of the Corporation includes any person who served as either Chief Executive Officer or Chief Financial Officer of the Corporation during the Corporation's most recently completed financial year, as well as each of the Corporation's three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total salary and bonus exceeded $150,000 during the Corporation's most recently completed financial year.

The table below sets forth information concerning the compensation of the Corporation's Named Executive Officers or NEOs for the Corporation's financial year ended December 31, 2007. The Corporation has no other executive officers whose salary and bonus exceeded $150,000 during the financial year ended December 31, 2007.

Name and Principal Position	Year	Annual Compensation			Long-term Compensation		All Other Compensation (C$)
		Salary (C$)	Bonus (C$)	Other Annual Compensation (C$)	Awards	Payouts	
					Securities Under Options[7]/ SARs[1] Granted (#)	LTIP[2] Payouts (C$)	
Robert G. Wardell, Chief Financial	2007	Nil	Nil	Nil	300,000	Nil	68,333[3]
René R. Galipeau, Vice-Chairman, CEO, CFO and Director	2007	Nil	Nil	Nil	600,000	Nil	137,500[4]
Brian Robertson,[6] President	2007	Nil	Nil	Nil	450,000	Nil	200,000[5]

Note:

(1) "SAR" means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities. The Corporation has not granted any SARs.

(2) "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restriction or resale. The Corporation does not have an LTIP.

(3) Pursuant to an arrangement between Nuinsco and the Corporation, Nuinsco caused the services of Mr. Wardell to be provided to the Corporation at a cost of $68,333. See "*Management Contracts*" for the details of such agreement.

(4) Pursuant to an arrangement between Nuinsco and the Corporation, Nuinsco caused the services of Mr. Galipeau to be provided to the Corporation at a cost of $137,500. See "*Management Contracts*" for the details of such agreement.

(5) Pursuant to an arrangement between Nuinsco and the Corporation, Nuinsco caused the services of Mr. Robertson to be provided to the Corporation at a cost of $200,000 . See "*Management Contracts*" for the details of such agreement.

(6) Mr. Robertson ceased to be President of the Corporation as of March 24, 2008.

(7) Pursuant to the Plan of Arrangement undertaken to create Victory Nickel and approved by Nuinsco shareholders at the Special Meeting held January 26, 2007, holders of options under the Nuinsco Share Option Plan received 0.75 Victory Nickel stock options for each Nuinsco stock option then held. This equated to 262,500 Victory Nickel stock options for Mr. Wardell, 1,181,250 Victory Nickel stock options for Mr. Galipeau, and 862,500 Victory Nickel stock options for Mr. Robertson.

Option/SAR Grants During 2007 Fiscal Year

The following table provides detailed information regarding options granted to the Named Executive Officers during the fiscal year ended December 31, 2007.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted(1) to Employees in Financial Year	Exercise or Base Price (C$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (C$/Security)	Expiration Date
Robert G. Wardell	250,000(2)	5.3%	$0.64	$0.64	Mar. 6, 2012
	50,000(4)	1.0%	$0.50	$0.50	Dec. 21, 2012
René R. Galipeau	500,000(2)	10.5%	$0.64	$0.64	Mar. 6, 2012
	100,000	2.1%	$0.50	$0.50	Dec. 21, 2012
Brian Robertson	250,000(2)	5.3%	$0.64	$0.64	Mar. 6, 2012
	200,000(3)	4.2%	$0.50	$0.50	Dec. 21, 2012

Note:

(1) During the financial year ended December 31, 2007, options to purchase a total of 4,760,000 Common Shares were granted by the Corporation.

(2) 125,000 options vest on one year anniversary of grant date.

(3) 100,000 options vest on one year anniversary of grant date.

(4) 50,000 options vest on one year anniversary of grant date.

Aggregated Option/SAR Exercises During 2007 Fiscal Year and Financial Year-End Option/SAR Values

The following table provides detailed information regarding options exercised by the Named Executive Officers during the fiscal year ended December 31, 2007 and options held by the Named Executive Officers as at December 31, 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (C$)	Unexercised Options/SARs at December 31, 2007		Value of Unexercised In-the-money Options/SARs at December 31, 2007	
			Exercisable (#)	Unexercisable (#)	Exercisable (C$)	Unexercisable (C$)
Robert G. Wardell	Nil	Nil	412,500	150,000	6,326	Nil
René R. Galipeau	Nil	Nil	1,656,250	125,000	370,880	Nil
Brian Robertson	Nil	Nil	1,087,500	225,000	278,441	Nil

Note:

(1) Based on the closing share price of C$0.48 of the Common Shares on December 31, 2007.

The Corporation did not effect any downward pricing of stock options during the fiscal year ended December 31, 2007.

Compensation of Directors

On March 6, 2007, the Compensation Committee approved the following cash compensation to be paid to directors who are not officers of the Corporation or any of its subsidiaries effective February 1, 2007:

Annual Retainer, per Director	$10,000
Annual Retainer, Board Chair	$35,000
Annual retainer, Audit Committee Chair	$10,000
Committee Chairs, fee per meeting attended	$200
Director's fee, per meeting attended	$500

In order to align directors' interests with those of shareholders, directors have been, and will continue to be, granted, from time-to-time, stock options as compensation for their services to the Corporation. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of the Corporation.

During the year ended December 31, 2007, options to purchase an aggregate of 2,100,000 Common Shares were granted to directors (excluding the Named Executive Officers). As at December 31, 2007, options to purchase an aggregate of 5,243,750* Common Shares were held by the directors (excluding the Named Executive Officers).

Note:

* See Note (7) under Compensation Summary above.

Directors' and Officers' Liability Insurance

The Corporation maintains liability insurance for its directors and officers providing coverage of C$5 million. The premium paid by the Corporation in the period ended December 31, 2007 was C$20,000. The maximum exposure under the policy is C$25,000 per claim, being the maximum deductible on a per claim basis.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers to compensate such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Composition of Compensation Committee

The Compensation Committee makes determinations and recommendations to the Board of Directors concerning the cash and incentive compensation of the Corporation's senior officers. The Compensation Committee is chaired by W. Warren Holmes, Chairman of the Corporation. The other members of the Compensation Committee are Frank Crothers, and Mike Young.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has furnished the following discussion on executive compensation.

To the Corporation's Shareholders:

The primary goal of the Compensation Committee is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategies and objectives, such that the financial interest of the senior officers is matched with the financial interest of the shareholders. We strive to ensure that the Corporation's senior officers are compensated fairly and commensurably with their contributions to furthering the Corporation's strategic direction and objectives. We review, recommend and/or determine all elements of the senior officers' compensation on an annual basis to evaluate the Corporation's compensation levels and policies relative to the market. During the 2007 fiscal year, the following executive compensation philosophy and policies were followed in order to meet the foregoing objectives.

Base Salaries. We recommend base salaries for each of the Corporation's senior officers, including the Chief Executive Officer, on an individual basis, taking into consideration the individual's performance and contributions to the Corporation's success, tenure in the job, competitive industry pay practices for comparable positions, and internal equities among positions.

Long-term Incentives – Stock Option Plan. The Compensation Committee believes that stock options encourage the Corporation's directors, senior officers, employees and consultants to own and hold shares in the Corporation and tie their long-term interests directly to those of the shareholders. Under the terms of the Corporation's existing share option plan (the "**Stock Option Plan**"), the Board of Directors, acting on the recommendations of this Committee, may designate employees, including directors and senior officers, and consultants eligible to receive options to acquire such numbers of Common Shares as the Board of Directors determines, at the then current trading price on the Toronto Stock Exchange (the "**TSX**"). When awarding options, consideration is given to the exercise price of the aggregate options that would be held by an individual after the award under consideration is made. In determining the individual grants, we consider the following factors: the employee's, consultant's or senior officer's performance and contribution to the Corporation's success; relative position; years of service; and, past equity grants.

The Stock Option Plan mandates that there be a "rolling maximum" number of Common Shares issuable that shall not exceed 15% of Common Shares issued and outstanding (calculated on a non-diluted basis) from time to time. As at the date hereof, options to acquire 13,635,000 Common Shares were issued, representing 7.7% of the Corporation's issued and outstanding Common Shares as of that date. The maximum number of Common Shares which may be reserved for issuance to any one person under the Stock Option Plan is 5% of the Common Shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. Any shares subject to an option granted under the Stock Option Plan, which for any reason is cancelled or terminated prior to exercise, will be available for a subsequent grant under the Stock Option Plan. The option price of any Common Shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted. Options granted under the Stock Option Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Corporation or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or upon death. The Board of Directors may determine that the date or dates of the vesting of any options issued under the Stock Option Plan shall be a future date or dates determined in the manner specified in such resolution. The options are non-transferable.

The Stock Option Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a reorganization, a merger or other relevant changes in the Corporation's capitalization. Subject to the approval of the applicable stock exchanges, regulatory authorities, and, in certain cases, the approval of shareholders, the Board of Directors may from time to time amend or revise the terms of the Stock Option Plan or may terminate the Stock Option Plan at any time.

The Stock Option Plan provides that the Corporation may provide financial assistance in respect of options granted under the Stock Option Plan by means of loans to optionees. Under the terms of the Stock Option Plan, the Corporation may, but is not obligated to, loan an optionee the funds required to exercise any particular option. The Stock Option Plan provides any such loan will be for a term not exceeding ten years and will be non-interest bearing. Any such loan will be repayable at maturity or upon earlier termination of the option, including the death or retirement of the optionee. Any loans made under the Stock Option Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being lodged with a trustee for such purposes.

In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.

Loans made under the Stock Option Plan are "non-recourse loans" and, as a result, the sole remedy of the Corporation in the event of a default is to realize on the shares being held as security as described above. Thus, in the event there is a shortfall between the loan amount and any such proceeds of realization, the optionee will not be liable for any such shortfall. The Stock Option Plan provides that any shares issued pursuant to loans made under the Stock Option Plan may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan. Any financial assistance so provided under the Stock Option Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan. At present, no loans are outstanding under these provisions.

Long-term Incentives - Share Incentive Plan. The Corporation has a share incentive plan (the "**Share Incentive Plan**") which includes both a share purchase plan (the "**Share Purchase Plan**") and a share bonus plan (the "**Share Bonus Plan**").

The purpose of the Share Incentive Plan is to encourage ownership of the Common Shares by directors, senior officers and employees of the Corporation and its designated affiliates and consultants who are primarily responsible for the management and profitable growth of its business, and to advance the interests of the Corporation by providing additional incentive for superior performance by such persons and to enable the Corporation and its designated affiliates to attract and retain valued directors, officers, employees and consultants.

When awarding Common Shares under the Share Incentive Plan, consideration is given to the number of options under the Stock Option Plan and the number of Common Shares that would be held by an individual after the award under consideration is made. In determining the individual awards, consideration is given to the following factors: the employee's, consultant's or senior officer's performance and contribution to the Corporation's success, relative position, years of service and past equity grants.

Under the Share Purchase Plan, eligible directors, senior officers and employees of the Corporation and its designated affiliates and consultants can contribute up to 10% of their annual basic salary before deductions to purchase Common Shares. The Corporation matches each participant's contribution. The purchase price per Common Share is the volume weighted-average of the trading prices of the Common Shares on the TSX for the calendar quarter in respect of which the Common Shares are issued. Common shares acquired are held in safekeeping and delivered to employees as soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year. The Corporation issued no Common Shares pursuant to the Share Purchase Plan during 2007. The maximum number of Common Shares issuable under the Share Purchase Plan is the lesser of: (i) that number of Common Shares that can be purchased with a dollar amount equal to 20% of the annual gross annual salary of the Participants (as defined in the Share Incentive Plan); and (ii) 1% of the aggregate number of issued and outstanding Common Shares (calculated on a non-diluted basis) from time to time.

Participation in the Share Purchase Plan is subject to earlier termination upon the termination of the participant's employment, upon the participant ceasing to be an employee, senior officer or consultant of the Corporation or any of its designated affiliates, as applicable, or upon the participant retiring, becoming permanently disabled or upon death. The right to participate in the Share Incentive Plan is non-assignable and non-transferable, other than pursuant to a will or by the laws of descent and distribution.

The Corporation's Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible directors, senior officers and employees of the Corporation and its designated affiliates, and consultants designated from time to time. During the year ended December 31, 2007, the Corporation issued no Common Shares under the Share Bonus Plan. The maximum number of Common Shares issuable under the Share Bonus Plan is the lesser of: (i) 2,000,000 Common Shares; and (ii) 2% of the aggregate number of issued and outstanding Common Shares (calculated on a non-diluted basis) from time to time.

The Share Incentive Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a reorganization, a merger or other relevant changes in the Corporation's capitalization. Subject to the approval of the applicable stock exchanges, regulatory authorities, and, in certain cases, the approval of shareholders, the Board of Directors may from time to time amend or revise the terms of the Share Incentive Plan or may terminate the Share Incentive Plan at any time.

Pursuant to the Rules of the TSX, the Share Incentive Plan must be re-approved by the Corporation's disinterested shareholders every three years.

Incentive Bonus for New Discoveries The Corporation's Lac Rocher property is subject to a discovery incentive plan (the "**DIP**") to reward certain directors and former officers of the Corporation with a 2% net smelter return ("NSR") for mines that were discovered on certain properties prior to the expiry of the DIP. The NSR is payable only on revenues earned after recovery of all development costs for any mine on the property. The terms of the DIP provide the Corporation with a right of first refusal on any proposed disposition of the NSR. In addition, the DIP contains put/call provisions under which the Corporation may be required to purchase, or may exercise an option to purchase, the NSR at the value of its discounted cash flows, as defined therein. The Lac Rocher property is the only property subject to the DIP. As the Lac Rocher property is not yet in production, no royalties are currently payable.

Summary We will continue to evaluate the Corporation's executive compensation programs on an ongoing basis to ensure that the Corporation's compensation practices and philosophies are consistent with the objective of enhancing shareholder value.

"W.W. Holmes" "F.J. Crothers" "T.M. Young"

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on Common Shares with the cumulative total return of the S&P/TSX Composite Index on a monthly basis from February 28, 2007 to December 31, 2007, if $100 was invested and assuming reinvestment of all dividends.


$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Feb. 28 07
Mar. 31 07
Apr. 30 07
May 31 07
Jun. 30 07
Jul. 31 07
Aug. 31 07
Sep. 30 07
Oct. 31 07
Nov. 30 07
Dec. 31 07
S&P/TSX Composite
NI

The figures charted above are historical and represent past performance and should not be treated as an indication of future performance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2007 with respect to the Common Shares that may be issued by the Corporation under equity compensation plans.

Equity Compensation Plan Information

	A	B	C
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	13,535,000	C$0.32	12,993,588
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	13,535,000	C$0.32	12,993,588

See "*Report on Executive Compensation – Long-term Incentives - Stock Option Plan*" for the details of the Stock Option Plan and the Share Incentive Plan (the latter of which is comprised of the Share Purchase Plan and the Share Bonus Plan).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the Corporation's most recently completed financial year, there is no, and there has not been any, outstanding indebtedness owing to the Corporation, any subsidiary of the Corporation, or any other entity, in connection with a purchase of securities or otherwise, by: (i) any director, executive officer or employee of the Corporation or any of its subsidiaries; (ii) any former director, executive officer or employee of the Corporation or any of its subsidiaries; (iii) any proposed nominee for election as a director; (iv) any associate of any individual who is, or at any time during the Corporation's most recently completed financial year was, a director or executive officer of the Corporation; or (v) any associate of any proposed nominee for election as a director.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last completed financial year, and no proposed nominee for election as a director of the Corporation, or any associate or affiliate of any such director, executive officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, proposed director, executive officer or beneficial holder of more than 10% of the issued and outstanding Common Shares, or any director or executive officer of such beneficial holder, or any associate or affiliate of the foregoing, have had or has any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last financial year or any proposed transaction that has materially affected or would materially affect the Corporation or its subsidiaries.

MANAGEMENT CONTRACTS

Except as disclosed below, there are no management functions of the Corporation or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation or its subsidiaries (or private companies controlled by them, either directly or indirectly).

The Corporation obtains management, administrative assistance and facilities from Nuinsco pursuant to a management agreement. The fees payable by the Corporation are equal to the cost to Nuinsco of providing such services plus 10 percent. The management agreement has an initial term of 24 months from the date of inception, February 1, 2007, and is terminable thereafter by Nuinsco upon 90 days notice and by the Corporation upon 180 days notice.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Corporation recognize that effective corporate governance practices are fundamental to the long-term success of the Corporation. Sound corporate governance contributes to shareholder value through increased confidence. The Board and management are therefore committed to maintaining a high standard of corporate governance and compliance with National Policy 58-201 - *Corporate Governance Guidelines* (the "**Guidelines**"), which establishes the basis for effective corporate governance. National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("**NI 58-101**") requires that corporations disclose their approach to corporate governance with reference to the Guidelines. The Corporation's approach is outlined below.

1. The Board of Directors

The Board is currently comprised of seven members, a majority of whom the Board has determined are "independent directors" within the meaning of NI 58-101.

Mr. Galipeau (who is also the Vice-Chairman) is considered a non-independent director, as he is an officer of the Corporation.

Messrs. Holmes (the Chairman of the Board), Crothers, Archibald, Stockford, and Young and Ms. Thomas are considered independent directors since they are all independent of management and free from any material relationship with the Corporation.

The Corporation's directors are involved in other companies as follows:

Mr. Holmes is a director of Nuinsco Resources Limited (TSX), Campbell Resources Inc. (TSX), Wallbridge Mining Company Limited (TSX), Atlanta Gold Inc. (TSX), Foraco International SA (TSX).

Mr. Galipeau is a director of Nuinsco Resources Limited (TSX), Campbell Resources Inc. (TSX), and Wallbridge Mining Company Limited (TSX).

Mr. Crothers is a director/member of management of Island Corporate Holdings Limited, a private Bahamas-based investment company, Caribbean Utilities Company (TSX), Abaco Markets (Bahamas Stock Exchange), Franklin Templeton Resources (NYSE), Nuinsco Resources Limited (TSX), Belize Electricity Corporation (Belize Stock Exchange), and Fidelity Bank and Trust (Bahamas Stock Exchange).

Mr. Stockford is a director of Agnico-Eagle Mines Limited (TSX) and Nuinsco Resources Limited.

Mr. Archibald is a director of Nuinsco Resources Limited.

From February 1, 2007 to the date hereof, the Corporation has held five directors' meetings. Ms. Thomas and Messrs. Holmes, Galipeau, Crothers, Stockford and Young attended all meetings; Mr. Archibald attended four of the five meetings.

The Board believes that it functions independently of management. To enhance its ability to act independently of management, the Board may meet in the absence of members of management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board held no meetings of the independent directors in the absence of members of management and the non-independent directors during the fiscal year ended December 31, 2007.

The primary functions of the Chairman of the Board of Directors are to facilitate the operations and deliberations of the

Board and the fulfilment of the Board's role and responsibilities under its mandate. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Corporation through the Chief Executive Officer.

2. Board Mandate

The Board has a mandate (the "**Mandate**") to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. The Mandate is as follows:

The Mandate of the Board of Directors of the Corporation is to supervise the management of the business and affairs of the Corporation. The Board of Directors has plenary power (that is, any responsibility which is not delegated to senior management or to Board committees remains with the Board of Directors) and, as part of its overall stewardship responsibility, assumes responsibility of the following matters:

(a) *adoption of a strategic planning process:* the Board of Directors reviews, at each Board meeting or at least on a quarterly basis, the Corporation's short-term and long-term goals and the progress made toward the achievement of those goals;

(b) *the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks:* management of the Corporation and the Board of Directors assess, at each Board meeting or at least on a quarterly basis, the principal risks facing the Corporation and review actions taken by management to mitigate those risks;

(c) *succession planning, including appointing, training and monitoring senior management:* the Board of Directors reviews plans put in place by senior management to ensure adequate succession planning and the uninterrupted continuation of business in the event of any change in senior management;

(d) *a communication policy for the Corporation:* the Board of Directors has implemented a strict communication policy permitting only employees authorized by the Board of Directors or senior management to communicate with third parties on behalf of the Corporation; and

(e) *the integrity of the Corporation's internal control and management information systems:* the Audit Committee of the Board of Directors reviews the Corporation's internal controls and the integrity of the Corporation's management information systems on an annual basis.

At a minimum, the Board of Directors meets once in each fiscal quarter. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

3. Position Descriptions

The Corporation has not developed written position descriptions for the Chief Executive Officer (the "**CEO**"), chair and the chair of each Board committee. Members of all Board committees are approved by the Board and the Chairmen of those committees are approved by the individual committees.

The CEO reports to the Board, and the Board of Directors responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action, which have been brought forward by the CEO and management. The Board of Directors and the CEO review, on a regular basis, the scope and limits of management's responsibilities and powers. In addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to Board approval.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisition and disposal transactions, major financing transactions involving the issuance of shares, debt securities and the like, major banking transactions, long term contracts with significant cumulative financial commitments, appointment of senior executive officers, benefit plans, stock option plans, issuance of stock options and succession plans are all subject to Board approval or, where appropriate, a duly authorized committee of the directors.

In addition, the Board of Directors is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation's assets and assessing opportunities for and risks affecting the Corporation's business and assessing means to effectively deal with the same.

4. Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new Board members in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board of Directors. In addition, a corporate policies manual and all available information about the Corporation's projects is available to Board members, who are also encouraged to visit the Corporation's project sites as appropriate.

5. Ethical Business Conduct

The Board has adopted a formal Code of Business Conduct and Ethics for directors, officers and employees, a copy of which is attached as Schedule A, and can be obtained from the Company's website at www.victorynickel.ca.

Nomination of Directors

The Board of Directors has a Corporate Governance and Nominating Committee, which identifies and recommends new potential directors to the Board of Directors. Ms. Thomas and Messrs. Crothers, Stockford, and Holmes are members of this committee and all are independent.

6. Compensation

The Board reviews directors' compensation on an ongoing basis to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary. For more information on directors' compensation, please see "Compensation of Directors."

The Board has a Compensation Committee which is comprised entirely of independent directors to ensure an objective process for determining compensation. The responsibilities, powers and operations of the Compensation Committee are discussed under "Compensation Committee Report on Executive Compensation".

7. Committees

The Board currently has no committees in addition to the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.

8. Assessments

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole and each of the Board Committees, and the contribution and effectiveness of individual directors.

OTHER BUSINESS

Except as otherwise indicated, information contained herein is given as of April 11, 2008. Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which are not now known to management should come properly before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person voting it.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the Internet at www.sedar.com. For information regarding the Corporation's Audit Committee, in compliance with the disclosure requirements of National Instrument 52-110 - *Audit Committees*, refer to the section entitled "Audit Committee Information" in the Corporation's annual information form dated March 30, 2007, which is available on the Corporation's SEDAR profile at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation's comparative financial statements and related management's discussion and analysis ("**MD&A**") for the year ended December 31, 2007. To request copies of the Corporation's financial statements and related MD&A, please contact the Corporation at:

Victory Nickel Inc.
80 Richmond St. W., Suite 1802
Toronto, Ontario, Canada M5H 2A4
Tel.: (416) 363-8527
Fax: (416) 626-0890

APPROVAL

The undersigned hereby certifies that the contents of this Management Information Circular and the sending thereof to the shareholders have been approved by the Board of Directors of the Corporation.

DATED April 11, 2008

By Order of the Board of Directors

(Signed) *"René R. Galipeau"*

Rene R. Galipeau

Vice-Chairman and Chief Executive Officer

SCHEDULE A

VICTORY NICKEL INC.

Code of Business Conduct and Ethics

INTRODUCTION

Our goal at Victory Nickel Inc. and its subsidiaries ("Victory Nickel" or the "Corporation") is to achieve the highest business and personal ethical standards as well as to comply with all the laws and regulations that apply to our business. Adherence to the standards contained in this *Code of Business Conduct and Ethics* (the "Code") will help to ensure decisions that reflect care for all of our stakeholders. The Code is intended as an overview of the Corporation's guiding principles and not as a restatement of Corporation policies and procedures.

Ethical business behaviour is the responsibility of every member of the Corporation's team and is reflected not only in our relations with each other, but also with other organizations, suppliers, competitors, government and the public. Whatever the area of activity and whatever the degree of responsibility, the Corporation expects each employee to act in a manner that will enhance its reputation for honesty, integrity and the faithful performance of its undertakings and obligations.

This Code cannot and is not intended to cover every applicable law or provide answers to all questions that might arise; for that we must ultimately rely on each person's good sense of what is right, including a sense of when it is proper to seek guidance from others on the appropriate course of conduct. Because our business depends on the reputation of the Corporation and its directors, officers and employees for integrity and principled business conduct, in many instances this Code goes beyond the requirements of the law.

This Code is a statement of goals and expectations for individual and business conduct. It is not intended to and does not in any way constitute an employment contract or assurance of continued employment and does not create any rights in any employee, client, supplier, competitor, shareholder or any other person or entity.

It is the obligation of each and every director, officer and employee of the Corporation to become familiar with the goals and policies of the Corporation and to integrate goals and policies into every aspect of our business. Our ethics are ultimately to be that of the highest ethical conduct.

CONFLICTS OF INTEREST

Directors, officers and employees of the Corporation have a duty of loyalty to the Corporation and must therefore avoid any actual or apparent conflict of interest with the Corporation.

A conflict situation can arise when an employee, officer or director takes action or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation.

In exercising their responsibilities, it is vital that employees be guided by what is in the best interests of the Corporation and those clients with whom the Corporation has fiduciary relationships. All of the Corporation's employees are required to conduct their personal and business affairs in such a way so as to avoid conflicts - or even the appearance of conflicts – with the interests of the Corporation, its shareholders and customers.

It is each employee's responsibility to ensure that his or her personal conduct complies with the following principles and to make appropriate disclosures when actual or potential conflicts may arise. And, although the principles below are discussed in terms of the employees of the Corporation, each employee must also exercise care to avoid actual or potential conflicts of interest which might arise because of the activities of close family members or other members of the employee's household.

1. Employees may not use their affiliation with the Corporation for personal benefit.

Examples of such prohibited activities include:

- employees receiving remuneration, gifts, entertainment or other compensation from any entity performing work or services for the Corporation or from any entity which is seeking to do business with the Corporation. However, gifts or favors that are generally considered as common business or social courtesies are acceptable only as long as they are reasonable in type, frequency and value.
- employees having a financial interest in an entity that sells goods or services to the Corporation where the employee is able to influence the Corporation's business transactions with that entity
- employees using for their own personal gain or for the benefit of others any confidential or "inside" information obtained as a result of their employment with the Corporation.
- employees misappropriating to themselves or to others the benefit of any business venture or opportunity about which the employees learn or develop in the course of their employment and which is related to a current or prospective business of the Corporation.

2. Employees may not be employed by or affiliated with a competitor.

Serving as an employee, director, officer, partner, consultant, agent of, or having a significant ownership interest in an organization, which competes with the Corporation, violates your duty of loyalty to the Corporation and is prohibited, unless the Corporate Governance Committee has specifically determined that there in no conflict.

3. Directors, officers and employees have a responsibility to disclose actual and potential conflicts.

Determining whether you have a conflict and, if so, what to do about it can be difficult and no set of guidelines or statement of principles, however comprehensive and detailed, can hope to cover all situations or address every question of judgment. Every employee is, therefore, required to disclose all possible conflicts or appearances of conflict. If you have any doubt about your disclosure obligations in a particular situation, the best course is to consult with your supervisor or the Chief Financial Officer or the Secretary of the Corporation. Any such circumstance must be reported to the Audit Committee.

USE OF INFORMATION

The Corporation's business, like other industries, is based on the collection, organization, evaluation and preservation of information. The Corporation must be efficient in gathering and storing information, be thorough in analysis of information collected and be creative in generating new information. The Corporation's ability to remain competitive requires both willingness and alertness to share information within our organization and our awareness that certain types of information need to be protected from disclosure. It is especially important to maintain our reputation by safeguarding information entrusted to us by customers and fellow employees, it is also legally required in many cases.

The Corporation maintains personnel records on every employee. This information is collected and maintained only for employee relations or legal reasons. Access to this information is limited within the Corporation, and is generally released to those outside of the Corporation only if required by law. Preserving the confidentiality of such information is necessary for creation of a productive and comfortable work environment.

CORPORATE OPPORTUNITIES

No director, officer or employee may: a) take for himself or herself personally opportunities that are discovered through the use of Corporation property, information or position b) use Corporation information, information or position for personal gain or c) compete with the Corporation. Directors, officers and employees owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.

USE OF INSIDE INFORMATION

It is the Corporation's goal to protect shareholder investments through strict enforcement of the prohibition against insider trading set forth in provincial securities laws and regulations. No director, officer or employee may buy or sell securities of the Corporation at a time when he or she is in possession of "material non-public information". Passing such information to someone who may buy or sell securities is also prohibited. The prohibition on insider trading applies to the Corporation's securities and to securities of other companies if the director, officer or employee learns of material non-public information about those other companies in the course of his or her duties for the Corporation. This prohibition also extends to certain non-employees who may learn about the material non-public information about the Corporation such as spouses, relatives and close friends of directors, officers or employees. Insider trading is both unethical and illegal and will be dealt with firmly. Should you have any questions as to whether or not a trade in the Corporation shares is permitted at any particular time, please contact the Chief Financial Officer or the Secretary of the Corporation.

FAIR DEALING

Each director, officer and employee shall endeavor to deal fairly and in good faith with Corporation customers, shareholders, employees, suppliers, regulators, business partners, competitors and others. No director, officer or employee shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation, fraudulent behavior or any other unfair dealing practice.

PROTECTION AND USE OF CORPORATION ASSETS

Corporation assets such as information, materials, supplies, time, intellectual property, software, hardware and facilities, among other property, are valuable resources owned, licensed, or otherwise belonging to the Corporation. Safeguarding Corporation assets is the responsibility of all directors, officers and employees. All Corporation assets should be used for legitimate business purposes. The personal use of Corporation assets without permission is prohibited.

- Employees are expected to use Corporation equipment and materials (eg. telephones, computers, software and photocopiers) for Corporation business only. All Corporation equipment and materials are dedicated for business use only and the Corporation reserves the right to monitor and investigate usage of Corporation equipment and materials at its discretion.
- Employees should not use Corporation resources for personal benefit or to the benefit of persons or entities outside the Corporation. In certain circumstances, the Corporation may approve of the use of particular corporate resources for charitable or community purposes.
- Employees must maintain accurate records and abide by corporate policies concerning reimbursable expenses and eligibility for all benefits, including sick leave, education and disability payments.
- Employees may not make payments or give gifts (other than gifts of nominal value that are generally considered as common business or personal courtesies) to government workers or outside suppliers in order to influence regulatory or business decisions.
- The Corporation has established internal control procedures to ensure that assets are protected and properly used and that financial records and reports are accurate and reliable. Employees and supervisors share the responsibility for maintaining and complying with required internal controls.

The Corporation's success depends upon the integrity of all of its employees. The Corporation has instituted a comprehensive set of procedures, rules and controls to prevent fraud and dishonesty and it will take all action necessary and appropriate to enforce these policies and procedures.

ACCOUNTING PRACTICES

It is the policy of the Corporation to fully and fairly disclose the financial condition of the Corporation in compliance with applicable accounting principles, laws, rules and regulations. All books and records of the Corporation shall be kept in such a way as to fully and fairly reflect all Corporation transactions.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Corporation is subject to numerous laws and regulations on how we conduct our business. It is critically important that both the Corporation and its employees comply with the letter and spirit of the laws which regulate the conduct of our business.

All aspects of Corporation business are impacted by compliance requirements; for example, sales, accounting and financial reporting and governmental relations. Employees must be aware of the applications of the laws that affect the performance of their jobs and must carry out their job responsibilities in a manner that ensures the Corporation is in compliance with external statutory, regulatory and industry requirements.

The Corporation takes a proactive stance on compliance with all applicable securities laws, rules and regulations, including insider-trading laws.

DUTY TO REPORT AND CONSEQUENCES

Every director, officer and employee has a duty to adhere to this *Code of Business Conduct and Ethics* and all existing and future Corporation policies and to report to the Corporation any suspected violations in accordance with applicable procedures.

Employees shall report suspected violations of Corporation policies to either the President or the Chief Financial Officer. The Corporation will investigate any matter so reported and may take appropriate disciplinary and corrective action, up to and including termination. The Corporation forbids retaliation against employees who report violations of this *Code of Business Conduct and Ethics* in good faith.

SCOPE

No Corporation policy can provide definitive answers to all questions. If employees have questions regarding any of the goals or standards discussed or policies referenced in this Code or are in doubt about the best course of action in a particular situation, they should refer to the reporting requirements for that goal or standard as stated in the Code.

VICTORY NICKEL INC.

(A Development Stage Entity)

UNAUDITED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008

Management's Comments on Unaudited Interim Financial Statements

The accompanying unaudited interim financial statements of Victory Nickel Inc. for the three months ended March 31, 2008 have been prepared by management, reviewed by the Audit Committee, and approved by the Board of Directors of the Company.

210

VICTORY NICKEL INC.
(A Development Stage Entity)
BALANCE SHEETS
(in thousands of Canadian dollars)

	March 31, 2008 (Unaudited)	December 31, 2007
ASSETS		
Current		
Cash and cash equivalents	$ 4,328	$ 7,466
Cash for exploration expenditures	2,839	5,419
Due from Nuinsco Resources Limited	242	-
G.S.T receivable	717	480
Marketable securities (Note 5)	3,150	-
Prepaid expenses and deposits	129	3
Total Current Assets	11,405	13,368
Exploration Advances	280	280
Exploration and Development Projects (Note 6)	20,558	15,762
	$ 32,243	$ 29,410
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 3,004	$ 825
Due to Nuinsco Resources Limited (Note 10)	-	158
	3,004	983
Future Income Taxes (Notes 7 and 9)	5,024	1,689
	8,028	2,672
Shareholders' Equity (Note 7)		
Share capital	24,345	27,606
Stock option compensation	1,446	1,335
Share purchase warrants	25	25
Accumulated other comprehensive income (Note 8)	1,057	-
Deficit	(2,658)	(2,228)
Net Shareholders' Equity	24,215	26,738
	$ 32,243	$ 29,410

Nature of Operations (Note 1)

The accompanying notes are an integral part of these financial statements.

VICTORY NICKEL INC.
(A Development Stage Entity)
STATEMENTS OF OPERATIONS
(unaudited - in thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31, 2008	Period From Inception, February 1, 2007, To March 31, 2007
Revenue		
Interest income	$ 109	$ 35
Costs and Expenses		
General and administrative (Note 10)	608	229
Stock option compensation (Note 7)	111	863
	719	1,092
Loss Before Income Taxes	(610)	(1,057)
Income Tax Recoveries (Note 9)	(180)	-
Net Loss For The Period	$ (430)	$ (1,057)
Loss Per Share – Basic and Diluted	$ (0.00)	$ (0.01)
Weighted Average Common Shares Outstanding	176,700,000	154,200,000

STATEMENTS OF COMPREHENSIVE INCOME
(unaudited - in thousands of Canadian dollars)

	Three Months Ended March 31, 2008	Period From Inception, February 1, 2007, To March 31, 2007
Net Loss For The Period	$ (430)	$ (1,057)
Other Comprehensive Income (Note 8)	1,057	-
Comprehensive Income (Loss) For The Period	$ 627	$ (1,057)

The accompanying notes are an integral part of these financial statements.

VICTORY NICKEL INC.
(A Development Stage Entity)
STATEMENTS OF CASH FLOWS
(unaudited - in thousands of Canadian dollars)

	Three Months Ended March 31, 2008	Period From Inception, February 1, 2007, to March 31, 2007
Cash from (used by):		
Operating Activities		
Net loss for the period	$ (430)	$ (1,057)
Items not affecting cash :		
Stock option compensation	111	863
Other stock-based compensation	33	49
Income tax recoveries	(180)	-
Changes in non-cash working capital (Note 11)	(600)	(351)
Cash used by operating activities	(1,066)	(496)
Financing Activities - issue of common shares	41	10,727
Net Cash Received on Formation (Note 1)	-	11,906
Investing Activities		
Additions to exploration and development projects (net of exploration advances of $448 in 2007)	(2,780)	(1,597)
Purchase of marketable securities	(1,913)	-
	(4,693)	(1,597)
Net (Decrease) Increase in Cash and Cash Equivalents For The Period	(5,718)	20,540
Cash and Cash Equivalents, Beginning Of The Period	12,885	-
Cash and Cash Equivalents, End Of The Period	$ 7,167	$ 20,540
Cash and Cash Equivalents, End Of The Period		
Cash and Cash Equivalents	$ 4,328	$ 9,040
Cash for Exploration Expenditures	2,839	11,500
	$ 7,167	20,540

The accompanying notes are an integral part of these financial statements.

VICTORY NICKEL INC.
(A Development Stage Entity)
STATEMENT OF SHAREHOLDERS' EQUITY
For the Period From Inception, February 1, 2007, to March 31, 2008
(unaudited - in thousands of Canadian dollars)

	Share Capital						
	Share Capital Number of Shares	Amount	Stock Option Compensation	Share Purchase Warrants	Deficit	Other Comprehensive Income	Total
Issued on formation of the Company	154,003,146	$ 15,713	$ -	$ -	$ -	$ -	$ 15,713
Private placement	16,428,571	10,694	-	-	-	-	10,694
Issued under Share Bonus Plan	232,650	109	-	-	-	-	109
Warrants exercised	5,502,514	847	-	-	-	-	847
Options exercised	475,000	209	-	-	-	-	209
Warrants issued for services rendered	-	-	-	25	-	-	25
Options granted and vesting	-	-	1,369	-	-	-	1,369
Transfer of value on exercise of options	-	34	(34)	-	-	-	-
Net loss for the period	-	-	-	-	(2,228)	-	(2,228)
Balance – December 31, 2007	**176,641,881**	**$ 27,606**	**$ 1,335**	**$ 25**	**$ (2,228)**	**-**	**$ 26,738**
Options exercised	150,000	41	-	-	-	-	41
Options granted and vesting	-	-	111	-	-	-	111
Issued under Share Bonus Plan	65,375	33	-	-	-	-	33
Net loss for the period	-	-	-	-	(430)	-	(430)
Flow-through share renunciation	-	(3,335)	-	-	-	-	(3,335)
Other comprehensive income	-	-	-	-	-	1,057	1,057
Balance – March 31, 2008	**176,857,256**	**$ 24,345**	**$ 1,446**	**$ 25**	**$ (2,658)**	**$ 1,057**	**$ 24,215**

The accompanying notes are an integral part of these financial statements.

214

VICTORY NICKEL INC.

(A Development Stage Entity)

NOTES TO FINANCIAL STATEMENTS

March 31, 2008 and 2007 (unaudited)
(all tabular amounts are in thousands of Canadian dollars)

1. Basis Of Presentation And Nature Of Operations

Basis of Presentation
The unaudited interim financial statements of the Company are prepared by management using generally accepted accounting principles for interim financial statements and reflect the accounting principles in the notes to the Company's audited financial statements for the period from inception, February 1, 2007, to December 31, 2007 (with the exception of the changes in accounting policies set out in Note 2 below) and accordingly should be read in conjunction with those annual financial statements and the notes thereto. The accompanying unaudited interim financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation. The results of operations and cash flows for the period are not necessarily indicative of the results to be expected for the full year.

Nature of Operations
Pursuant to a Plan of Arrangement which became effective February 1, 2007, the Company was formed upon the amalgamation of two predecessor companies incorporated in December, 2006 for the purpose of carrying out the Plan of Arrangement. Upon completion of the amalgamation and pursuant to the Plan of Arrangement, the Company completed a series of transactions which resulted in the following acquisitions:

(a) three mineral resource properties, namely the Minago and Mel sulphide nickel projects on the Thompson Nickel Belt in Manitoba and the Lac Rocher sulphide nickel project in Quebec (collectively the "Nickel Properties"), from Nuinsco Resources Limited ("Nuinsco"). These properties were recorded at their carrying values in the accounts of Nuinsco of $5,800,746, net of related accounts payable of $527,871;
(b) exploration advances to the Company's joint venture partner managing the Mel project of $448,428; and;
(c) cash of $12,667,740

in exchange for the issuance of 154,003,146 common shares of the Company.

The terms of the Plan of Arrangement resulted in Nuinsco initially owning 25% of the Company's common shares and 75% being distributed to Nuinsco's shareholders. Accordingly Nuinsco's shareholders continued to own 100% of the transferred assets by virtue of their direct holdings of the Company's shares and their indirect ownership interest through their Nuinsco share ownership. As a consequence, this related party transaction was recorded by the Company at Nuinsco's recorded carrying values of the Nickel Properties transferred and the cash received.

The cash transferred from Nuinsco to the Company was the amount of the net proceeds of $14,045,317 received by Nuinsco in a December, 2006 private placement, less the aggregate of $929,149 expended by Nuinsco on the transferred Nickel Properties from the date of the private placement to February 1, 2007, the effective date of the Plan of Arrangement and exploration advances at as February 1, 2007 amounting to $448,428. The latter amount represents cash advanced to CVRD Inco Limited (now Vale Inco Limited), the Company's Joint venture partner on the Mel project, in excess of exploration costs incurred.

In addition, the Company was responsible for all costs relating to the Plan of Arrangement. The total of such costs has been treated as a capital transaction and shown as a reduction in share capital.

A summary of net assets acquired is as follows:

Cash (net of out-of-pocket costs incurred to complete the Plan of Arrangement of $762,062)		$	11,905,678
Nickel Properties			
Exploration Advances - Mel			448,428
Exploration and Development Projects			
Minago	$2,976,125		
Mel	706,311		
Lac Rocher	2,118,310		5,800,746
Total Assets			18,154,852
Less Liabilities:			
Accounts Payable			(527,871)
Future Income Taxes [1]			(1,914,000)
Net Assets Acquired		$	15,712,981

[1] The future income taxes result from the fact that, pursuant to the tax elections filed as part of the Plan of Arrangement, the cost bases for tax purposes of the nickel assets is nil, versus a net carrying value on acquisition of $5,800,746.

At March 31, 2008, the Company had working capital of $8,401,000 available to fund ongoing operations. However as a development stage enterprise, none of the Company's exploration or development projects have commenced commercial production and accordingly the Company is dependent upon debt or equity financings and the optioning and/or sale of resource or resource related assets for its funding. The recoverability of the carrying value of exploration and development projects, and ultimately the Company's ability to continue as a going concern, is dependent upon the discovery of economically recoverable reserves and resources, the Company's ability to finance development of its projects through debt or equity financings, or alternatively upon the profitable disposal of projects.

Should the Company not be able to discover economically recoverable reserves, obtain the necessary financings and achieve future profitable production or sale of properties, the carrying value of the Company's assets could be subject to material adjustment and, in addition, other adjustments may be necessary to these financial statements should such adverse events impair the Company's ability to continue as a going concern as contemplated under Canadian generally accepted accounting principles.

2. New And Future Accounting Policies

Financial instruments and capital disclosures

The Canadian Institute of Chartered Accountants ("CICA") has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862) and Financial Instruments – Presentation (Handbook Section 3863).

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook Section in Note 3 to these unaudited interim financial statements.

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instrument – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook Section in Note 4 to these unaudited interim financial statements.

Inventories

Effective January 1, 2008, the CICA has issued accounting standard Section 3031 Inventories. Section 3031 Inventories provides guidance on the method of determining the cost of the Company's materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard required the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 Inventories did not impact the Company's financial statements.

Future Accounting Changes

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets, replacing accounting standard 3062 Goodwill and Other Intangible Assets and accounting standard Section 3450 Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standard for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

3. Capital Disclosures

The Company's objective when managing capital is to safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds to support continued project development and corporate activities.

The Company manages its capital structure and makes adjustments to it, based on the level of funds available to the Company to manage its operations. In order to maintain or adjust the capital structure, the Company expects that it will be able to obtain long-term debt, equipment-based financing and/or project-based financing sufficient to maintain and expand its operations. There are no assurances that these initiatives will be successful. In order to achieve these objectives, the Company invests its unexpended cash in highly liquid, rated financial instruments.

4. Financial Risk Management

The Company's risk exposures and the impact on the Company's financial statements are summarized below:

Currency and credit risk

The Company's financial instruments include cash and cash equivalents (including cash for exploration), accounts receivable, accounts payable and accrued liabilities and amounts due from Nuinsco. The fair value of these financial instruments approximates their carrying value. The Company is not exposed to significant currency or credit risks arising from these financial instruments. The Company's cash and cash equivalents earn interest at fixed short-term rates of approximately 4.4% at March 31, 2008 and December 31, 2007. None of the Company's other financial investments are interest-bearing, and therefore the Company is not exposed to any significant interest rate risk.

Cash equivalents include bank-guaranteed investment certificates and bank discount notes. The Company does not own asset-backed commercial paper. The Company has a corporate policy of investing its available cash in Canadian government instruments and certificates of deposit or other direct obligations of major Canadian banks, unless otherwise specifically approved by the Board.

5 Marketable Securities

In March, 2008, the Company privately purchased from a third party 7,500,000 units of Wallbridge Mining Company Limited ("Wallbridge"), a public company, for $1,912,500. Each unit comprises one common share and one-half of one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Wallbridge at an exercise price of $0.80 per share if the warrant is exercised prior to March 26, 2009, or $1.00 per share if exercised during the period between March 26, 2009 and March 26, 2010. As a consequence of this transaction, the Company holds an approximate 8.4% interest in Wallbridge and, if all of the warrants are exercised, the Company's ownership interest would increase to 12.2% on a partially diluted basis (not including the exercise of any other securities convertible into Wallbridge shares held by any other holder). The units are subject to a hold period expiring on July 27, 2008.

On initial recognition, no value was allocated the share purchase warrants given the significant excess of the exercise price over current market value. The Wallbridge shares have been classified as a financial asset available for sale. During the period, the Company recorded the increase in the estimated fair value of the shares from the date of acquisition to March 31, 2008 of $1,237,000 as other comprehensive income.

In April, 2008, the Company acquired a further 1,500,000 Wallbridge common shares at a cost of $577,515.

6. Exploration and Development Projects

Cumulative costs relative to the acquisition of mineral properties, and deferred exploration and development expenditures, have been incurred on the following projects:

	Balance December 31, 2007	Current Expenditures	Balance March 31, 2008
Lac Rocher	$ 3,314	$ 204	$ 3,518
Mel [(1)]	2,158	13	2,171
Minago	10,290	4,579	14,869
	$ 15,762	$ 4,796	$ 20,558

	Acquired on Formation of the Company (Note 1)	Current Expenditures	Balance March 31, 2007
Lac Rocher	$ 2,118	$ 48	$ 2,166
Mel [(1)]	706	994	1,700
Minago	2,976	2,010	4,986
	$ 5,800	$ 3,052	$ 8,852

[(1)] The expenditures on the Mel project in the period ended March 31, 2007 include $448,428 funded from exploration advances on deposit with CVRD Inco and transferred to the Company on formation, February 1, 2007 (see Note 1).

In January, 2008, the Company entered into an option agreement with Xstrata Nickel, ("Xstrata"), a business unit of Xstrata Canada Corporation, to acquire a 100% interest in five mineral claims totaling 691 hectares located adjacent to the Company's existing Minago property package ("the Properties").

Under terms of the agreement, the Company will acquire a 100% interest in the Properties through:

- A one-time cash payment of $150,000 upon signing (which was paid and is included in current period project expenditures); and,
- Incurring $500,000 of expenditures before September 30, 2008.

Once acquired, Victory Nickel's 100% interest in the Properties will be subject to an NSR interest retained by Xstrata, as follows:

- In respect of nickel:
  - A 2% NSR when the LME three-month nickel price is equal to or greater than US$13,227 per tonne in that quarter; and,
  - A 1% NSR when the LME three-month nickel price is less than US$13,227 per tonne in that quarter.
- In respect of other metals, minerals and concentrates:
  - A 2% NSR.

218

In the event that the NSR is a 2% royalty, the Company may buy back up to 50% of the NSR royalty interest for a maximum of $1,000,000. In addition, Xstrata has the right (the "Back-in Right") to earn a 50% interest in the Properties if any resource is discovered that exceeds 500,000,000 pounds of contained nickel in measured and indicated resources. To exercise the Back-in Right, Xstrata must commit to pay direct expenditures or an amount in cash to the Company equal to twice the aggregate of all direct exploration, development and mining expenditures incurred by the Company on the Properties prior to the delivery by Xstrata of the Back-in Right notice.

7. Shareholders' Equity

Share Capital

Authorized:
The Company is authorized to issue an unlimited number of common shares.

Issued and Outstanding:	Number of Shares	Amount
Issued on formation of Company pursuant to Plan of Arrangement (Note 1)	154,003,146	$ 15,713
Issued in private placement (a)	16,428,571	10,694
Issued under the Share Bonus Plan (b)	232,650	109
Warrants exercised (c)	5,502,514	847
Options exercised (d)	475,000	243
Balance – December 31, 2007	176,641,881	27,606
Issued under the Share Bonus Plan (e)	65,375	33
Options exercised (f)	150,000	41
Flow-through share renunciation (g)	-	(3,335)
	176,857,256	$ 24,345

(a) In March, 2007, the Company issued 16,428,571 flow-through shares at $0.70 per share for gross proceeds of $11,500,000, before costs of issue of $805,463.
(b) During the period ended December 31, 2007, 232,650 common shares were issued to employees and consultants as discretionary bonuses and were valued at $108,763.
(c) During the period ended December 31, 2007, 5,502,514 common shares were issued upon the exercise of warrants for proceeds of $846,900.
(d) During the period ended December 31, 2007, 475,000 common shares were issued upon the exercise of options for proceeds of $209,329 plus the carrying value of the options exercised of $33,400.
(e) During the three months ended March 31, 2008, 65,375 common shares were issued to employees and consultants as discretionary bonuses, and were valued at $32,688.
(f) During the three months ended March 31, 2008, 150,000 common shares were issued upon the exercise of options, for proceeds of $40,500.
(g) In February, 2008, the Company renounced $11,500,000 in Canadian Exploration Expenditures to investors of flow-through shares. The tax value of these renunciations amounts to $3,335,000, and has been recorded as a future income tax liability and charged against share capital.

Stock Options

The following table reflects the continuity of stock options during the period:

	Number of Options	Average Exercise Price	Amount
Outstanding, December 31, 2007	13,385,000	0.32	$1,335
Options granted and vesting during the period	400,000	0.38	111
Options exercised during the period	(150,000)	0.27	-
Outstanding, March 31, 2008	13,365,000	0.32	$1,446

During the three months ended March 31, 2008, 400,000 options were granted pursuant to the Company's stock option plan, with an exercise price of $0.38. The value assigned to these options was calculated using the Black-Scholes option-pricing model, with the following assumptions:

Dividend yield	-
Expected volatility	75%
Risk free interest rate	4.5%
Expected option term – years	3
Fair value per share of options granted	0.20

The following table summarizes information about the stock options outstanding at March 31, 2008:

Range of Exercise Prices	Options Outstanding	Years to Expiry[1]	Exercise Price[1]
$0.09-$0.21	6,543,750	3.20	$0.14
$0.22-$0.27	1,781,250	5.82	$0.23
$0.28-$0.46	775,000	4.02	$0.41
$0.50-$0.82	4,535,000	4.15	$0.62
$0.09-$0.82	13,635,000	3.90	$0.32

[1]In this table, "Years to Expiry" and "Exercise Price" have been calculated on a weighted average basis.

Of the 13,635,000 options outstanding at March 31, 2008, 567,500 are subject to vesting over the next 12 months. The aggregate fair value of these unvested options not yet charged to operations is $95,625. The weighted average exercise price of fully-vested options at March 31, 2008 was $0.31.

8. Accumulated Other Comprehensive Income

Accumulated Other Comprehensive Income ("OCI") is comprised of unrealized gains on marketable securities (shares of Wallbridge) that are classified as available for sale. Changes in OCI are summarized as follows:

	Three Months Ended March 31, 2008	Period From Inception, February 1, 2007, to March 31, 2007
Accumulated OCI, beginning of period	$ -	$ -
OCI for the period representing the change in the estimated fair value of financial assets available for sale, net of related future income taxes of $180,000	1,057	-
	$ 1,057	$ -

9. Income Taxes

The income tax recovery differs from the amount computed by applying statutory federal and provincial income tax rates for the periods presented. The differences are summarized as follows:

	Three Months Ended March 31, 2008	Period From Inception, February 1, 2007, to March 31, 2007
Current income taxes		
Statutory rate applied to loss before income taxes (2008 - 33.5%; 2007 – 36.0%)	$ (204)	$ (381)
Non-deductible items, net	54	329
Share issue costs	(14)	(14)
Benefit of current period loss not recognized	164	66
Current income tax recovery	-	-
Future income taxes		
Share issue and Plan of Arrangement costs	-	(387)
Benefit of future tax losses at expected future rates	(142)	(53)
Valuation allowance	(38)	440
Future income tax recovery	$ (180)	$ -

Non-capital losses as of December 31, 2007 totalling $1,122,328 expire in 2028. No income tax recoveries, other than the $180,000 recognized in the current period, have been recorded with respect to the non-capital losses or other tax assets as it cannot be determined at this time whether it is more likely than not that the benefit associated with these losses and costs will be realized prior to their expiry.

10. Related Party Transactions

Related party transactions not described elsewhere in these financial statements include the following:

a. The Company shares management, administrative assistance and facilities with Nuinsco (which, by virtue of its approximate 22% ownership interest has the ability to exercise significant influence over the Company) pursuant to a management agreement. The costs payable by the Company are equal to the cost to Nuinsco of such services plus 10 per cent. The management agreement has an initial term of 24 months commencing February 1, 2007 and is terminable thereafter by Nuinsco upon 90 days notice and by the Company upon 180 days notice. Costs charged to the Company in the period ended March 31,

2008 totalled $122,765 (period from inception, February 1, 2007, to March 31, 2007 - $101,615) and have been included in general and administrative expenses. In addition, project-related costs aggregating $13,000 have been charged to the Company by Nuinsco during the period and are included in exploration and development costs on the balance sheet (period from inception, February 1, 2007, to March 31, 2007 - $72,169).

b. Amounts due from Nuinsco are unsecured, non-interest bearing and due on demand.

c. Included in accounts payable and accrued liabilities at March 31, 2008 are amounts due to officers and Directors of the Company in the amount of $52,174 (December 31, 2007 - $64,267). These amounts relate primarily to Directors' fees payable.

d. The Company's Lac Rocher property is subject to a discovery incentive plan (the "DIP") to reward certain Directors and former officers of the Company with a 2% NSR for mines that were discovered on certain properties prior to the expiry of the DIP. The NSR is payable only on revenues earned after recovery of all development costs for any mine on the property. The terms of the DIP provide the Company with a right of first refusal on any proposed disposition of the NSR. In addition, the DIP contains put/call provisions under which the Company may be required to purchase, or may exercise an option to purchase, the NSR at the value of its discounted cash flows, as defined therein. The Lac Rocher property is the only property subject to the DIP. As the Lac Rocher property is not yet in production, no royalties are currently payable.

11. Changes in Non-Cash Working Capital

Changes in non-cash working capital balances related to operations impacting cash from operations are as follows:

	Three Months Ended March 31, 2008	Period From Inception, February 1, 2007, to March 31, 2007
Accounts receivable and prepaid expenses	$ (363)	$ (329)
Accounts payable and accrued liabilities	163	214
Due to Nuinsco Resources Limited	(400)	(236)
	$ (600)	$ (351)

VICTORY NICKEL INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

DATED MAY 7, 2008

VICTORY NICKEL INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three Months Ended March 31, 2008

The following discussion of the results of operations, financial condition and cash flows of Victory Nickel Inc. ("Victory Nickel" or the "Company") prepared as of May 7, 2008 consolidates management's review of the factors that affected the Company's financial and operating performance for the three-month period ended March 31, 2008, and factors reasonably expected to impact on future operations and results. This discussion is intended to supplement and compliment the Company's unaudited interim financial statements for the three months ended March 31, 2008 and the Company's 2007 audited financial statements and the notes thereto. Readers are also encouraged to consult these financial statements which were prepared in accordance with Canadian generally accepted accounting principles and are available at www.sedar.com and at the Company's website www.victorynickel.ca. All amounts disclosed are in Canadian dollars unless otherwise stated.

COMPANY OVERVIEW

Victory Nickel is a Canadian exploration and development-stage mineral resource company engaged in the acquisition, exploration and development of nickel projects in Canada.

Formed on February 1, 2007 as described below, Victory Nickel owns 100% of three advanced sulphide nickel projects, the Mel and Minago projects located on Manitoba's Thompson Nickel Belt and the Lac Rocher project in Quebec. The Company is advancing a definitive feasibility study, expected to be completed in 2008, on the Minago Project; the Lac Rocher Project is currently being assessed for potential production in 2008; and, the near-term production potential of the Mel Project is also being evaluated.

CORPORATE REORGANIZATION AND FORMATION OF THE COMPANY

Pursuant to a Plan of Arrangement which became effective February 1, 2007, the Company was formed upon the amalgamation of two predecessor companies incorporated in December, 2006 for the purpose of carrying out the Plan of Arrangement. Upon completion of the amalgamation and pursuant to the Plan of Arrangement, the Company completed a series of transactions which resulted in the following:

The acquisition of:

a) three mineral resource properties, namely the Minago and Mel sulphide nickel projects on the Thompson Nickel Belt in Manitoba and the Lac Rocher sulphide nickel project in Quebec (collectively the "Nickel Properties") from Nuinsco Resources Limited ("Nuinsco"). These properties were recorded at their carrying value in the accounts of Nuinsco of $5,800,746, net of related accounts payable of $527,871;
b) exploration advances to the Company's joint venture partner managing the Mel project of $448,428; and
c) cash of $12,667,740,

in exchange for the issuance of 154,003,146 common shares of the Company.

The terms of the Plan of Arrangement resulted in Nuinsco initially owning 25% of the Company's common shares and 75% being distributed to Nuinsco's shareholders. Accordingly, Nuinsco's shareholders continued to own 100% of the transferred assets by virtue of their direct holdings of the Company's shares and their indirect ownership interest through their Nuinsco share ownership. As a consequence, this related party transaction was recorded by the Company at the carrying value of the Nickel Properties transferred and the cash received.

The cash transferred from Nuinsco to the Company was the amount of the net proceeds of $14,045,317 received by Nuinsco in a December 2006 private placement less the aggregate of $929,149 expended by Nuinsco on the transferred Nickel Properties from the date of the private placement to February 1, 2007, the effective date of the Plan of Arrangement, and exploration advances as at February 1, 2007 amounting to $448,428. The latter amount represents cash advanced to CVRD Inco Limited (now Vale Inco Limited

(224)

("Vale Inco")), the Company's joint venture partner on the Mel project, in excess of exploration costs incurred.

In addition, the Company was responsible for all costs relating to the Plan of Arrangement. The total of such costs in the amount of $762,062 has been treated as a capital transaction and shown as a reduction in share capital.

A summary of the net assets acquired is as follows:

Cash (net of out-of -pocket costs incurred to complete the Plan of Arrangement of $762,062)		$ 11,905,678
Nickel Properties:		
Exploration Advances - Mel		448,428
Exploration and Development Projects		
Minago	$ 2,976,125	
Mel	706,311	
Lac Rocher	2,118,310	5,800,746
Total Assets		18,154,852
Less: Liabilities:		
Accounts Payable		(527,871)
Future Income Taxes		(1,914,000)
Net Assets Acquired		$ 15,712,981

(1) The future income taxes result from the fact that, pursuant to tax elections filed as part of the Plan of Arrangement, the cost bases for tax purposes of the nickel assets is nil versus a net carrying value on acquisition of $5,800,746.

HIGHLIGHTS

Achievements during the three months ended March 31, 2008 include:

- Reporting a significant intersection from the first hole of the ongoing drill program at its Minago nickel project, which confirmed the presence of higher-grade nickel mineralization at depth, assaying 1.51% nickel over 38.42 metres as part of a 193.01 metre interval grading 0.59% nickel.
- Signing an option agreement with Xstrata Nickel to acquire a 100% interest in five mineral claims located adjacent to the Minago property package.
- Increasing both the quantity and value of frac sand by-product at its Minago nickel deposit.
- Confirming that excellent nickel and copper recoveries can be obtained from Lac Rocher ore.
- Confirming the potential for a continuous mineralized body at Minago linking the Nose Deposit and the North Limb to a depth of 1.5 kilometres.
- Purchasing an equity position in Wallbridge Mining Company Limited, providing the Company with participation in the Sudbury basin, one of the world's most prolific nickel camps, and in the rapidly emerging Duluth Complex in northeastern Minnesota through Wallbridge's 13% equity interest in Duluth Metals Limited.
- Appointing Steve Harapiak, an engineer with years of senior international mining experience, as President and Chief Operating Officer.
- Obtaining the Certificate of Exemption from the Québec government, a key permit that temporarily exempts the Company from the environmental and social impact assessment process and thus allowing Victory Nickel to proceed expeditiously with the underground exploration and bulk sampling program at the Lac Rocher property.

OUTLOOK

With over 660 million pounds of in situ nickel in measured and indicated resources at the three projects, plus an additional 530 million pounds of in situ nickel in inferred resources, Victory Nickel has one of Canada's largest undeveloped sulphide nickel inventories. With near-term production potential at all three projects, the Company is well-positioned to benefit from the worldwide shortage of sulphide nickel assets and to capitalize on strong nickel pricing.

The Company's objectives for the balance of 2008 include:

- Completing the Preliminary Economic Assessment of Lac Rocher.
- Obtaining permitting at Lac Rocher.
- Obtaining production financing for Lac Rocher.
- Building and beginning production at Lac Rocher.
- Completing the Minago frac sand feasibility study.
- Completing the Minago definitive feasibility study.
- Placing orders for long lead time items at Minago.
- Completing metallurgical testing on mineralization at the Mel Deposit.
- Completing the Preliminary Economic Assessment of the Mel Deposit.

RESULTS OF OPERATIONS

For the three-month period ended March 31, 2008, the Company had a net loss of $430,000, or $0.00 per share, versus a net loss of $1,057,000, or $0.01 per share, in the period from inception, February 1, 2007, to March 31, 2007.

The loss in the current period reflects reduced stock option compensation in the current period of $111,000, versus $863,000 in the prior year period, offset by increased general and administrative costs of $608,000, compared to $229,000 in the prior-year period. Stock option expense was high in the 2007 period, as 3,437,500 stock options were granted to Directors, employees and consultants shortly following the formation of the Company. In the current period, the stock option compensation relates to the 400,000 options issued, as well as compensation expense relating to the vesting of options issued in 2007.

The increase in general and administrative expenses in the current period reflects a three-month versus two-month period in 2007, an increased level of activity, and the inclusion in the 2008 period of expenses accrued in relation to the departure of the former President. The value assigned to stock options was calculated using the Black-Scholes option pricing model as explained in Note 7 to the Company's March 31, 2008 unaudited interim financial statements. General and administrative expenses in the current period also include costs allocated from Nuinsco of $123,000, versus $102,000 in the comparative period in 2007. These charges are activity related.

The current-period results include a non-cash future income tax recovery of $180,000, as explained in Note 9 to the March 31, 2008 unaudited interim financial statements.

During the current three-month period, the Company recorded other comprehensive income of $1,057,000. This amount represents the increase in the estimated fair value of the Company's 7,500,000 Wallbridge shares from the date of acquisition during the period to March 31, 2008 of $1,237,000, less related future income taxes of $180,000. This amount, less the net loss for the period of $430,000, resulted in comprehensive income for the period of $627,000. There was no other comprehensive income in the 2007 comparative period.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for each of the last four quarters ended December 31, 2007 is as follows:

Fiscal year 2008 ($)	Q1, 2008
Revenue and other income	109,000
Net loss	(430,000)
Comprehensive income	627,000
Loss per share – basic and diluted	(0.00)

Fiscal year 2007 ($)	Q4, 2007	Q3, 2007	Q2, 2007	Q1, 2007[1]
Revenue and other income	158,000	147,000	219,000	35,000
Net loss and comprehensive loss	(335,000)	(387,000)	(449,000)	(1,057,000)[2]
Loss per share – basic and diluted	(0.00)	(0.00)	(0.00)	(0.01)

(1) For the period from inception, February 1, 2007, to March 31, 2007.
(2) Includes stock option compensation of $863,000.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, the Company had working capital, including cash and cash equivalents and cash for exploration expenditures, totaling $8,401,000. Cash equivalents include bank-guaranteed investment certificates and bank discount notes. The Company does not own asset-backed commercial paper. The Company has a corporate policy of investing its available cash in Canadian government instruments and certificates of deposit or other direct obligations of major Canadian banks, unless otherwise specifically approved by the Board.

During the three-month period ended March 31, 2008, the Company used $1,066,000 in operating activities, comprising cash used in operations before changes in non-cash working capital of $466,000 plus a net increase in non-cash working capital balances of $600,000. This compares with the use of $496,000 in cash in the 2007 comparative period, comprising cash used in operations before changes in non-cash working capital of $145,000, plus an increase in non-cash working capital balances of $351,000.

Financing activities for the period generated an aggregate of $41,000, representing the proceeds from the exercise of options. In the comparative period, the Company completed a private placement of common shares which resulted in the issuance of 16,428,571 flow-through common shares at $0.70 per share for net proceeds after costs of issue of $10,694,000. It also received $32,000 on the exercise of warrants during the 2007 period.

Investing activities in the 2008 period included $2,780,000 expended on exploration and development projects and $1,913,000 spent to acquire marketable securities. In the prior-year period, such expenditures totalled $1,597,000, net of exploration advances transferred to the Company on inception of $448,000 which were used to fund exploration expenditures during the period.

In the current period, the Company spent $1,913,000 to acquire 7,500,000 units of Wallbridge. Each unit comprises one common share and one-half of one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Wallbridge at an exercise price of $0.80 per share if the warrant is exercised prior to March 26, 2009, or $1.00 per share if exercised during the period between March 26, 2009 and March 26, 2010. As a consequence of this transaction, the Company holds an approximate 8.4% interest in Wallbridge and, if all of the warrants are exercised, the Company's ownership interest would increase to 12.2% on a partially diluted basis (not including the exercise of any other securities convertible into Wallbridge shares held by any other holder). In April, 2008, the Company acquired a further 1,500,000 Wallbridge common shares at a cost of $577,515, increasing its ownership to approximately 10%.

The net result of the above operating, financing and investing activities was a net decrease in cash and cash equivalents in the current three-month period of $5,718,000. This compares with a net increase in cash and cash equivalents in the 2007 comparative period of $20,540,000, which amount includes cash of $11,906,000 transferred to the Company on its formation.

Given its current cash position, the Company is sufficiently financed to fund its anticipated future administration costs to completion of the Minago definitive feasibility study. Assuming a positive outcome of the Minago definitive feasibility study and/or the Lac Rocher preliminary economic assessment, additional financing will be required for construction of either or both of these projects. In December, 2007, the Company engaged Auramet to provide financial advisory services in connection with debt financing for development of Lac Rocher; the Company will make a decision regarding the amount and manner of financing required for Minago construction upon receipt of a positive definitive feasibility study.

EXPLORATION AND DEVELOPMENT ACTIVITIES

During the three months ended March 31, 2008, the Company incurred exploration costs on its nickel properties of $4,796,000, including $4,579,000 on the Minago project, $13,000 on the Mel project and $204,000 at the Lac Rocher project (2007 period - $3,052,000, including $2,010,000 on the Minago project, $994,000 on the Mel project and $48,000 on the Lac Rocher project).

Paul Jones, Vice-President, Exploration, is a "qualified person" as defined under National Instrument 43-101, and he has supervised the preparation of the information relating to the material mineral projects of the Company described herein.

Minago Project

The Company's 100%-owned Minago project (which is subject to a graduated net smelter royalty, up to 3% if nickel prices exceed US$6 per pound) is located on the Thompson Nickel Belt in Manitoba, and is one of Canada's largest undeveloped nickel deposits with measured and indicated resources of 49.1 million tonnes grading 0.516% nickel, or 558 million pounds of in-situ nickel (0.25% nickel cut-off grade), comprised of a 10.3 million tonne measured resource grading 0.593% nickel and a 38.8 million tonne indicated resource grading 0.496% nickel. A further 44.1 million tonne inferred resource at 0.528% nickel contains an additional 513 million pounds of in-situ nickel.

Following the completion of a scoping study in the fall of 2006, Wardrop was engaged to conduct a definitive feasibility study. The definitive feasibility study is ongoing, and is expected to be completed in 2008. In 2007, a 13,000 metre, 44-hole winter drilling program was completed to provide data for inclusion in the definitive feasibility study. During 2007, the Company announced drill results, including intercepts grading up to 1.4% nickel over 36.0 metres. In addition, a geotechnical hole which did not target mineralization, intersected 6.1 metres grading 1.03% nickel demonstrating the widespread nature of nickel mineralization at Minago.

In December, 2007, the Company announced the signing of a Memorandum of Understanding ("MOU") with the Misipawistik Cree Nation (Grand Rapids), Mosakahiken Cree Nation (Moose Lake) and Cross Lake Band of Indians.

The MOU addresses traditional rights of these First Nations communities, and establishes the guiding principles for the development of an Impact and Benefit Agreement ("IBA"). The IBA will cover a number of areas, including: communication; the environment; social support; training, employment and contract opportunities; and education.

Infrastructure at Minago is excellent. The property is right beside Manitoba Highway 6, which extends south to Winnipeg and north to Thompson. A railway line continues to the port of Churchill. A major power line runs alongside the property as well.

Exploration upside exists north of the Nose Deposit, (which contains the entire current resource) in the North Limb, as well as at depth beneath the current resource, where one drill hole ended at 830 metres in 3.93 metres grading 1.91% nickel. In the first quarter of 2008, re-interpretation of an airborne electromagnetic and magnetic survey identified drill targets extending to a vertical depth in excess of 1.5 kilometres and confirmed the potential for a continuous mineralized body linking the Nose Deposit and the North Limb. The magnetic inversion study interprets the mass to extend to depths exceeding 1.5 kilometres vertically while forming a continuous body extending over two kilometres north-south and incorporating the Nose Deposit and the North Limb nickel mineralization. This indicates the potential for a significant increase in the volume of rock available to host nickel mineralization.

In March, 2008, the Company announced assays from the first hole of its winter drill program that confirmed the presence of higher grade nickel mineralization at depth in the Nose Deposit beneath the proposed pit. Hole V-08-01 returned 1.51% nickel over 38.42 metres as part of a 193.01 metre interval grading 0.59% nickel.

In addition to the large nickel resource and other metal byproducts, including copper, gold, platinum, palladium, silver and rhodium, the PEA identified the presence of hydraulic or fracturing ("frac") sand, a material used to enhance recoveries in the oil and gas industry. Several parties have already expressed interest in this frac sand, which overlies the proposed open pit and will need to be removed as part of pre-stripping the nickel deposit.

In December, 2007, Victory Nickel announced a 73% increase in projected byproduct revenue from the sale of the frac sand, and a feasibility study on the frac sand operation is being completed in parallel with the Minago definitive feasibility study. In effect, the expected quantity of marketable sand increased from zero prior to the PEA, to 4.0 million tonnes in the PEA, and to 6.9 million tonnes as of December, 2007. A potentially significant revenue-generator, the frac sand operation is expected to start up before mine production.

Mel Project

The Mel project is located on the Thompson Nickel Belt, just north of Thompson, Manitoba. It is a large property, approximately 25 kilometres east-west by about 6 kilometres north-south.

The Company has fully funded sufficient expenditures to earn a 100% ownership interest in this project subject to a Vale Inco back-in. This project has measured and indicated resources totaling 4,300,000 tonnes grading 0.88% nickel (approximately 83,000,000 pounds in-situ nickel) and an additional inferred resource of 1,000,000 tonnes grading 0.84% nickel (approximately 19,000,000 pounds in-situ nickel), and offers significant exploration upside as well as near-term production potential.

The 2007 winter drill program comprised 30 drill holes encompassing 5,733 metres of drilling to better define and add to the existing resource. This program intersected significant grades over mineable widths, including 1.11% nickel over 13.67 metres. The Company is currently in discussions regarding Vale Inco's intentions with respect to its 51% back-in right. A decision by Vale Inco is expected by the end of the second quarter of 2008 and at that point the Company will determine the appropriate next steps in its development strategy.

Lac Rocher

The Lac Rocher project has measured and indicated resources of 1,190,288 tonnes grading 0.91% nickel, at a 0.5% nickel cutoff, for approximately 25,000,000 pounds of in-situ nickel located between surface and 125 vertical metres. Mineralization is open to the southwest, and Victory Nickel is currently evaluating near-term production potential from the property.

During 2007 and the first quarter of 2008, the Company was very active with respect to advancing the Lac Rocher property. A 12-hole, 1,500 metre diamond drill program tested for extensions to the nickel sulphide mineralization and provide metallurgical samples for completing a preliminary economic evaluation of the near-term production and cash generation potential of the project that is being completed by Roche

Engineering. Drill results graded up to 9.5% nickel over 2.29 metres within a larger intercept of 45.92 metres grading 1.42% nickel, and continued to expand the Company's geological and metallurgical understanding of the massive sulphide zone at Lac Rocher.

In addition, Victory Nickel entered into a Memorandum of Understanding with the Waswanipi Cree First Nation ("WCFN") whereby the parties have agreed to work together to support development of the Lac Rocher deposit in a way that respects the collective interests of Victory Nickel, the WCFN and other stakeholders. Phase One of the project is expected to consist of an underground exploration and bulk sampling program to evaluate ore continuity and provide further metallurgical evaluation. Phase One would potentially entail the extraction of approximately 65,000 tonnes of material, while Phase Two would potentially extract an additional 200,000 to 300,000 tonnes of material. Mineralization from Lac Rocher would be direct shipped to an offsite mill for processing.

In the first quarter of 2008, the Company received positive metallurgical results on material from the disseminated sulphide zone at Lac Rocher that complimented test results from Xstrata Process Support, Process Mineralogy, in Falconbridge, Ont., announced late in 2007 on mineralization from the massive sulphide zone. A total of 15 flotation tests were completed by Corem, an independent laboratory based in Quebec, on material from the disseminated sulphide zone, yielding nickel recovery of 79.9% and copper recovery of 94.2% to a nickel/copper concentrate. This compares well to nickel recovery of 85.04% and copper recovery of 96.67% from the massive sulphide zone.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statement include determining the carrying value of exploration and development projects and future income taxes and the valuation of stock option compensation. These estimates involve considerable judgment and are, or could be affected by, significant factors that are out of the Company's control.

The Company's recorded value of its exploration and development projects is based on historical costs that are expected to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and there is always the potential for a material adjustment to the value assigned to these assets.

The fair value of the stock options and warrants is calculated using an option pricing model that takes into account the exercise price, expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option/warrant.

For a complete list of the significant accounting policies, reference should be made to Note 2 of the Company's 2007 audited financial statements.

NEW ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants ("CICA") has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008 Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863).

Handbook Section 1535 specifies the disclosure of (i) and entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to its unaudited interim financial statements.

Handbook Sections 3862 and 3863 replace handbook Section 3861, Financial Instrument – Disclosure and Presentation revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in Note 4 to its unaudited interim financial statements.

Inventories

Effective January 1, 2008, the CICA has issued accounting standard Section 3031 Inventories. Section 3031 Inventories provides guidance on the method of determining the cost of the Company's materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard required the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 Inventories did not impact the Company's financial statements.

Future Accounting Changes

In February 2008, the CICA issued accounting standard Section 3064 "Goodwill and Intangible Assets, replacing accounting standard 3062 Goodwill and Other Intangible Assets and accounting standard Section 3450 Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly the Company will adopt the new standard for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included n the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

DISCLOSURE CONTROLS

The Company's certifying officers have designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to them with respect to financial and operational conditions as of March 31, 2008. The certifying officers have evaluated the effectiveness of the disclosure controls and procedures as of March 31, 2008 and have concluded that these disclosure controls and procedures are effective at the reasonable assurance level. Such controls are facilitated by the small size of the Company's senior management team and their access to material information.

The management of the Company was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

There were no changes in the Company's internal controls over financial reporting that occurred during the period ended March 31, 2008 that materially affected, or are reasonably likely to affect, the Company's internal controls over financial reporting.

RELATED PARTY TRANSACTIONS

The Company obtains management, administrative assistance and facilities from Nuinsco pursuant to a management agreement. The fees payable by the Company are equal to the cost to Nuinsco of providing such services plus 10 percent. General and administrative costs charged to the Company during the three-month period ended March 31, 2008 totaled $123,000 (2007 period - $102,000). In addition project-related costs aggregating $13,000 have been charged to the Company by Nuinsco during the period (2007 period - $72,000), and are included in exploration and development costs on the balance sheet. The management agreement has an initial term of 24 months and is terminable thereafter by Nuinsco upon 90 days notice and by the Company upon 180 days notice.

OUTSTANDING SHARE DATA

At May 6, 2008, the Company had 176,857,256 common shares issued and outstanding. In addition, there were 13,635,000 stock options, 150,000 warrants and entitlements to 130,750 common shares under the Share Bonus Plan outstanding on May 6, 2008, which if exercised and issued would bring the fully diluted issued common shares to a total of 190,773,006, and would generate cash of approximately $4,307,000.

RISKS AND UNCERTAINTIES

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The Company is always at risk of losing its experienced mineral industry management, Directors and consultants as it is very reliant on key personnel.

The Company has no significant exposure to environmental or health risks, although this will change as the Company's projects approach production (a normal characteristic of mineral industry projects).

The Company experiences the normal safety risks associated with exploration fieldwork, and diamond drilling. The Company carries insurance for such risk but is protected primarily by the insurance carried by the contractors who carry out such work. Safe practices are mandated by the Company for all its work.

The cyclical nature of metal markets creates large variation in the Company's ability to raise the capital required for its exploration and development initiatives. This risk is managed by designing the Company's exploration and development commitments and progress to its financial capability.

Certain Directors of the Company also serve on the Board of Directors of other natural resource exploration and development companies, thereby providing the possibility that a conflict of interest may arise. Any corporate decisions made by such Directors are made in accordance with their duty and obligation to deal fairly and in good faith with the Company and such other companies. Directors are required to declare and refrain from voting on matters on which they have a conflict of interest.

FORWARD LOOKING STATEMENTS

These unaudited interim financial statements and Management's Discussion and Analysis contain certain forward-looking statements relating to, but not limited to, the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe," "expect," "goal," "plan," "intend," "estimate," "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

May 6, 2008

Part II(2)(g)

FORM 51-102F3 - MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Victory Nickel Inc.
   80 Richmond Street West
   Suite 1802
   Toronto, Ontario
   M5H 2A4

2. **Date of Material Change**

   April 17, 2008.

3. **News Release**

   The news release attached hereto as Schedule "A" announcing the material change described herein was released through Marketwire on April 17, 2008.

4. **Summary of Material Change**

   The material change is described in the Company's news release attached hereto as Schedule "A", which news release is incorporated herein.

5. **Full Description of Material Change**

   5.1 Full Description of Material Change

   No information other than that provided in Item 4 above is presently available

   5.2 Disclosure for Restructuring Transactions

   Not Applicable

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not Applicable.

7. **Omitted Information**

   Not Applicable.

8. **Executive Officer**

   The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change in this report.

Sean Stokes
Corporate Secretary
416-626-0470

9. **Date of Report**

April 27, 2008.

106691.v1

"Schedule "A"

Victory Nickel Announces Dramatic Increase in Frac Sand Potential at Minago

Growing markets in Canada, US could increase annual frac sand revenue to $44 million

Toronto, April 17, 2008 – Victory Nickel Inc. ("Victory Nickel" or the "Company")(TSX:Ni, www.victorynickel.ca) today announced that a marketing study by Wardrop Engineering Inc. (Wardrop") indicates the potential for a 200% increase, over initial estimates, in annual sales of the hydraulic fracturing ("frac") sand that overlies the nickel deposit at its Minago project in Manitoba.

Frac sand, which is used to enhance recoveries in the oil and gas industry, forms part of the overburden that must be removed before mining the Minago open pit. As part of the definitive feasibility study of the 100%-owned Minago nickel project, Wardrop has concluded that Victory Nickel could sell 824,000 tonnes of sand per year to existing and emerging markets in North America.

The following table shows the increase in projected sand sales since the Preliminary Economic Assessment ("PEA"):

Study	Projected Annual Tonnage Sold	% Increase Over PEA	Selling Price/t, net of freight	% Increase Over PEA	Projected Annual Net Revenue	% Increase Over PEA
Nov., 2006 PEA	275,000	N/A	$26.93	N/A	$8,758,000	N/A
Dec., 2007 Interim Report	516,000	88%	$26.84	N/A	$13,849,000	58%
Apr., 2008 Marketing Study	**824,000(1)**	**200%**	**$53.58**	**99%**	**$44,148,000**	**404%**

(1)Equates to approximately eight years production based on tonnage estimated in the pit footprint alone. The potential for additional production exists from material outside the proposed open pit. Includes 50,000 tpy saleable as smelter flux sand.

The significant increase in potential annual sales is primarily the result of rising demand for frac sand due to the rapid development of additional oil and gas opportunities in Canada and the US, especially in the Texas and BC shales. Due to the positive findings of the marketing study, the Company is in contract discussions for the engineering and design of a frac sand plant.

"The frac sand opportunity continues to become more and more attractive as we progress through the Minago definitive feasibility study and an increasing number of markets open up both in Canada and the United States," said Steve Harapiak, President and Chief Operating Officer. "The fact that the sand must be removed prior to mining nickel from the open pit combined with the extremely attractive economics of frac sand production provides additional incentive to begin pre-stripping and producing frac sand at Minago as soon as possible."

Georgi Doundarov, P.Eng., of Wardrop Engineering, is the Qualified Person for the sand project under National Instrument 43-101. He has reviewed and approved the contents of this news release.

About Victory Nickel

Victory Nickel Inc. is a Canadian company with over 660,000,000 pounds of in-situ nickel in National Instrument 43-101-compliant measured (154,000,000 pounds) and indicated (511,000,000 pounds) resources in three sulphide nickel projects: Minago and Mel on Manitoba's Thompson nickel belt, and the high-grade Lac Rocher deposit in northwestern Quebec, and an additional 530 million pounds of in-situ nickel in inferred resources. Created from the nickel assets of Nuinsco Resources Limited (TSX:NWI), Victory Nickel is well financed and focused on building a mid-tier nickel producer by developing its existing properties and evaluating opportunities to expand its nickel asset base.

For further information, please visit our website at www.victorynickel.ca, or contact:
René Galipeau, Steve Harapiak or Sean Stokes, (416) 626-0470, admin@victorynickel.ca

Part II(2)(h)

FORM 51-102F3 - MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Victory Nickel Inc. (the "Company")
   80 Richmond Street West
   Suite 1802
   Toronto, Ontario
   M5H 2A4

2. **Date of Material Change**

   July 29, 2008.

3. **News Release**

   The news release attached hereto as Schedule "A" announcing the material change described herein was released through Marketwire on July 29, 2008.

4. **Summary of Material Change**

   The material change is described in the Company's news release attached hereto as Schedule "A", which news release is incorporated herein.

5. **Full Description of Material Change**

   5.1 Full Description of Material Change

   No information other than that provided in Item 4 above is presently available and described in the news release attached hereto as Schedule "A".

   5.2 Disclosure for Restructuring Transactions

   Not Applicable.

6. **Reliance on subsection 7.1(2) of National Instrument 51-102**

   Not Applicable.

7. **Omitted Information**

   Not Applicable.

8. **Executive Officer**

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change in this report.

René Galipeau
Vice-Chairman and Chief Executive Officer
(416) 626-0470

9. **Date of Report**

July 31, 2008.

Schedule "A"

Victory Nickel Completes $8.1 million Flow-Through Financing

Toronto, July 29, 2008 – Victory Nickel Inc. ("Victory Nickel" or the "Company")(TSX:NI, www.victorynickel.ca) today announced that it has completed an $8.1 million non-brokered private placement financing.

Gross proceeds of $8.1 million were received in consideration of the issuance of 18,046,700 common shares of the Company issued on a "flow-through basis" (each, a "Flow-Through Share") at a price of $0.45 per share. The Flow-Through Shares issued pursuant to the financing are subject to a four-month hold period expiring on November 30, 2008.

Victory Nickel has paid a cash finder's fee of 5% of the aggregate gross proceeds raised pursuant to the financing.

Proceeds of the private placement will be used to fund the exploration and development programs on Victory Nickel's Minago and Mel properties in Manitoba and the Lac Rocher property in Quebec.

About Victory Nickel

Victory Nickel Inc. is a Canadian company with over 660,000,000 pounds of in-situ nickel in National Instrument 43-101-compliant measured (154,000,000 pounds) and indicated (511,000,000 pounds) resources in three sulphide nickel projects: Minago and Mel on Manitoba's Thompson nickel belt, and the high-grade Lac Rocher deposit in northwestern Quebec, and an additional 530 million pounds of in-situ nickel in inferred resources. Created from the nickel assets of Nuinsco Resources Limited (TSX:NWI), Victory Nickel is focused on becoming a substantial nickel producer by developing its existing properties and evaluating opportunities to expand its nickel asset base.

For further information, please visit our website at www.victorynickel.ca, or contact:
René Galipeau, Paul Jones or Sean Stokes, (416) 626-0470, admin@victorynickel.ca

Part II(2)(i)

VICTORY NICKEL INC.

(A Development Stage Entity)

UNAUDITED INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND THE THREE MONTHS ENDED JUNE 30, 2007 AND THE PERIOD FROM INCEPTION, FEBRUARY 1, 2007 to JUNE 30, 2007

Management's Comments on Unaudited Interim Financial Statements

The accompanying unaudited interim financial statements of Victory Nickel Inc. for the three and six months ended June 30, 2008 and the three months ended June 30, 2007 and the period from inception, February 1, 2007 to June 30,2007 have been prepared by management, reviewed by the Audit Committee, and approved by the Board of Directors of the Company.

VICTORY NICKEL INC.
(A Development Stage Entity)
BALANCE SHEETS
(in thousands of Canadian dollars)

		June 30, 2008 (unaudited)		December 31, 2007
ASSETS				
Current				
Cash and cash equivalents	$	2,746	$	7,466
Cash for exploration expenditures (Note 6)		-		5,419
Marketable securities (Note 5)		2,565		-
Accounts receivable		1,034		480
Prepaid expenses and deposits		120		3
Total Current Assets		6,465		13,368
Exploration Advances		280		280
Exploration and Development Projects (Note 6)		23,268		15,762
	$	30,013	$	29,410
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	1,278	$	825
Due to Nuinsco Resources Limited (Note 10)		933		158
Total Current Liabilities		2,211		983
Future Income Taxes (Note 9)		5,024		1,689
		7,235		2,672
Shareholders' Equity (Note 7)				
Share capital		24,377		27,606
Stock option compensation		1,490		1,335
Share purchase warrants		25		25
Deficit		(3,178)		(2,228)
Accumulated other comprehensive income (Note 8)		64		-
Net Shareholders' Equity		22,778		26,738
	$	30,013	$	29,410

NATURE OF OPERATIONS (Note 1)

The accompanying notes are an integral part of these financial statements

VICTORY NICKEL INC.

(A Development Stage Entity)

STATEMENTS OF OPERATIONS

(unaudited - in thousands of Canadian dollars, except per share amounts)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Period from Inception, February 1, 2007 to June 30, 2007
Revenue				
Interest income	$ 45	$ 157	$ 154	$ 192
Gain on marketable securities	-	62	-	62
	45	219	154	254
Costs and Expenses				
General and administrative (Note 10)	352	521	960	750
Stock option compensation (Note 7)	44	147	155	1,010
	396	668	1,115	1,760
Loss before Income Taxes	(351)	(449)	(961)	(1,506)
Income Tax Provision (Recoveries) (Note 9)	169	-	(11)	-
Net Loss for the Period	$ (520)	$ (449)	$ (950)	$ (1,506)
Loss per Share - Basic and Diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted Average Common Shares Outstanding	176,860,000	173,084,000	176,811,000	168,829,000

The accompanying notes are an integral part of these financial statements

STATEMENTS OF COMPREHENSIVE LOSS

(unaudited - in thousands of Canadian dollars)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Period from Inception, February 1, 2007 to June 30, 2007
Net loss for the period	$ (520)	$ (449)	$ (950)	$ (1,506)
Other comprehensive (loss) income (Note 8)	(993)	-	64	-
Comprehensive Loss for the Period	$ (1,513)	$ (449)	$ (886)	$ (1,506)

The accompanying notes are an integral part of these financial statements

VICTORY NICKEL INC.
(A Development Stage Entity)
STATEMENTS OF CASH FLOWS
(unaudited - in thousands of Canadian dollars)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Period from Inception, February 1, 2007 to June 30, 2007
Cash from (used by)				
Operating Activities				
Net loss for the period	$ (520)	$ (449)	$ (950)	$ (1,506)
Items not affecting cash:				
Stock option compensation	44	147	155	1,010
Other stock-based compensation	32	78	65	127
Gain on marketable securities	-	(62)	-	(62)
Income tax provision (recoveries)	169	-	(11)	-
Change in non-cash working capital (Note 11)	1,597	390	997	39
Cash from (used by) operating activities	1,322	104	256	(392)
Financing Activities - issue of common shares	-	508	41	11,236
Net Cash Received on Formation (Note 1)	-	-	-	11,906
Investing Activities				
Additions to exploration and development projects	(5,166)	(3,884)	(7,946)	(5,482)
Purchase of marketable securities	(577)	(1,727)	(2,490)	(1,727)
Cash used by investing activities	(5,743)	(5,611)	(10,436)	(7,209)
Net (Decrease) Increase in Cash During the Period	(4,421)	(4,999)	(10,139)	15,541
Cash and Cash Equivalents, Beginning of the Period	7,167	20,540	12,885	-
Cash and Cash Equivalents, End of the Period	$ 2,746	$ 15,541	$ 2,746	$ 15,541
Cash and Cash Equivalents, End of the Period				
Cash and Cash Equivalents	$ 2,746	$ 6,260	$ 2,746	$ 6,260
Cash for Exploration Expenditures	-	9,281	-	9,281
	$ 2,746	$ 15,541	$ 2,746	$ 15,541

The accompanying notes are an integral part of these financial statements

VICTORY NICKEL INC.

(A Development Stage Entity)

STATEMENT OF SHAREHOLDERS' EQUITY

For the Period From Inception, February 1, 2007, to June 30, 2008

(unaudited - in thousands of Canadian dollars)

	Share Capital					Accumulated	
	Number of Shares	Amount	Stock Option Compensation	Share Purchase Warrants	Deficit	Other Comprehensive Income	Total
Issued on formation of the Company	154,003,146	$ 15,713	$ -	$ -	$ -	$ -	$ 15,713
Private placement	16,428,571	10,694	-	-	-	-	10,694
Options exercised	475,000	209	-	-	-	-	209
Warrants exercised	5,502,514	847	-	-	-	-	847
Shares issued under Share Bonus Plan	232,650	109	-	-	-	-	109
Warrants issued for services rendered	-	-	-	25	-	-	25
Options granted and vesting	-	-	1,369	-	-	-	1,369
Transfer of value on exercise of options	-	34	(34)	-	-	-	-
Net loss for the period	-	-	-	-	(2,228)	-	(2,228)
Balance as at December 31, 2007	**176,641,881**	**27,606**	**1,335**	**25**	**(2,228)**	**-**	**26,738**
Options exercised	150,000	41	-	-	-	-	41
Shares issued under Share Bonus Plan	130,750	65	-	-	-	-	65
Options granted and vesting	-	-	155	-	-	-	155
Flow-through share renunciation	-	(3,335)	-	-	-	-	(3,335)
Net loss for the period	-	-	-	-	(950)	-	(950)
Other comprehensive income	-	-	-	-	-	64	64
Balance as at June 30, 2008	**176,922,631**	**$ 24,377**	**$ 1,490**	**$ 25**	**$ (3,178)**	**$ 64**	**$ 22,778**

The accompanying notes are an integral part of these financial statements

VICTORY NICKEL INC.
(A Development Stage Entity)
NOTES TO FINANCIAL STATEMENTS
June 30, 2008 and 2007 (unaudited)
(all tabular amounts are in thousands of Canadian dollars)

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Basis of Presentation
The unaudited interim financial statements of Victory Nickel Inc. (the "Company") are prepared by management using generally accepted accounting principles for interim financial statements and reflect the accounting principles in the notes to the Company's audited financial statements for the period from inception, February 1, 2007, to December 31, 2007 (with the exception of the changes in accounting policies set out in Note 2 below) and accordingly should be read in conjunction with those annual financial statements and the notes thereto. The accompanying unaudited interim financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation. The results of operations and cash flows for the periods presented are not necessarily indicative of the results to be expected for the full year.

Nature of Operations
Pursuant to a Plan of Arrangement which became effective February 1, 2007, the Company was formed upon the amalgamation of two predecessor companies incorporated in December, 2006 for the purpose of carrying out the Plan of Arrangement. Upon completion of the amalgamation and pursuant to the Plan of Arrangement, the Company completed a series of transactions which resulted in the following acquisitions:

(a) three mineral resource properties, namely the Minago and Mel sulphide nickel projects in Manitoba and the Lac Rocher sulphide nickel project in Québec (collectively the "Nickel Properties"), from Nuinsco Resources Limited ("Nuinsco"). These properties were recorded at their carrying values in the accounts of Nuinsco of $5,800,746, net of related accounts payable of $527,871;
(b) exploration advances to the Company's joint venture partner managing the Mel project of $448,428; and;
(c) cash of $12,667,740

in exchange for the issuance of 154,003,146 common shares of the Company.

The terms of the Plan of Arrangement resulted in Nuinsco initially owning 25% of the Company's common shares and 75% being distributed to Nuinsco's shareholders. Accordingly, Nuinsco's shareholders continued to own 100% of the transferred assets by virtue of their direct holdings of the Company's shares and their indirect ownership interest through their Nuinsco share ownership. As a consequence, this related party transaction was recorded by the Company at Nuinsco's recorded carrying values of the Nickel Properties transferred and the cash received.

The cash transferred from Nuinsco to the Company was the amount of the net proceeds of $14,045,317 received by Nuinsco in a December, 2006 private placement, less the aggregate of $929,149 expended by Nuinsco on the transferred Nickel Properties from the date of the private placement to February 1, 2007, the effective date of the Plan of Arrangement and exploration advances as at February 1, 2007 amounting to $448,428. The latter amount represents cash advanced to CVRD Inco Limited (now Vale Inco Limited), the Company's joint venture partner on the Mel project, in excess of exploration costs incurred.

In addition, the Company was responsible for all costs relating to the Plan of Arrangement. The total of such costs has been treated as a capital transaction and shown as a reduction in share capital.

A summary of net assets acquired is as follows:

Cash (net of out-of-pocket costs incurred to complete the Plan of Arrangement of $762)			$	11,906
Nickel Properties				
Exploration advances - Mel				448
Exploration and development projects				
Minago	$	2,976		
Mel		706		
Lac Rocher		2,118		5,800
				18,154
Less Liabilities:				
Accounts payable				527
Future income taxes [1]				1,914
			$	15,713

[1] The future income taxes result from the fact that, pursuant to the tax elections filed as part of the Plan of Arrangement, the cost bases for tax purposes of the nickel assets is $nil. versus a net carrying value on acquisition of $5.800.746.

At June 30, 2008, the Company had working capital of $4,254,000 available to fund ongoing operations. However as a development stage enterprise, none of the Company's exploration or development projects have commenced commercial production and accordingly the Company is dependent upon debt or equity financings and the optioning and/or sale of resource or resource related assets for its funding. The recoverability of the carrying value of exploration and development projects, and ultimately the Company's ability to continue as a going concern, is dependent upon the discovery of economically recoverable reserves and resources, the Company's ability to finance development of its projects through debt or equity financings, or alternatively upon the profitable disposal of projects.

Should the Company not be able to discover economically recoverable reserves, obtain the necessary financings and achieve future profitable production or sale of properties, the carrying value of the Company's assets could be subject to material adjustment and, in addition, other adjustments may be necessary to these financial statements should such adverse events impair the Company's ability to continue as a going concern as contemplated under Canadian generally accepted accounting principles ("GAAP").

2. NEW AND FUTURE ACCOUNTING POLICIES

Financial Instruments and Capital Disclosures

The Canadian Institute of Chartered Accountants ("CICA") has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862) and Financial Instruments – Presentation (Handbook Section 3863).

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv), if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook Section in Note 3 to these unaudited interim financial statements.

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook Section in Note 4 to these unaudited interim financial statements.

Inventories
Effective January 1, 2008, the CICA has issued accounting standard Section 3031 Inventories. Section 3031 Inventories provides guidance on the method of determining the cost of the Company's materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 Inventories did not impact the Company's financial statements.

Government Assistance
Government assistance is recorded in the financial statements when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the assistance. Any government assistance relating to the exploration and development properties is recorded as a reduction of those related expenditures.

Future Accounting Changes
In February, 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets, replacing accounting standard 3062 Goodwill and Other Intangible Assets and accounting standard Section 3450 Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standard for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards ("IFRS"). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's financial statements has not yet been determined.

3. CAPITAL DISCLOSURES

The Company's objective when managing capital is to safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds to support continued project development and corporate activities. Capital is defined by the Company as the aggregate of its shareholders' equity as well as any long-term debt, equipment-based and/or project-based financing.

The Company manages its capital structure and makes adjustments to it based on the level of funds available to the Company to manage its operations. In order to maintain or adjust the capital structure, the Company expects that it will be able to obtain long-term debt, equipment-based financing and/or project-based financing sufficient to maintain and expand its operations. There are no assurances that these initiatives will be successful. In order to achieve these objectives, the Company invests its unexpended cash in highly liquid, rated financial instruments.

4. FINANCIAL RISK MANAGEMENT

The Company's risk exposures and the impact on the Company's financial statements are summarized below:

The Company's financial instruments include cash and cash equivalents (including cash for exploration expenditures), marketable securities, accounts receivable, accounts payable and accrued liabilities and amounts due from/to Nuinsco. The fair value of these financial instruments approximates their carrying value. The Company is not exposed to significant currency or credit risks arising from these financial instruments. The Company's cash and cash equivalents earn interest at fixed short-term rates of approximately 4% at June 30, 2008 and December 31, 2007. None of the Company's other financial investments are interest-bearing, and therefore the Company is not exposed to any significant interest rate risk.

Cash equivalents include bank-guaranteed investment certificates and bank discount notes. The Company does not own asset-backed commercial paper. The Company has a corporate policy of investing its available cash in Canadian government instruments and certificates of deposit or other direct obligations of major Canadian banks, unless otherwise specifically approved by the Board.

5. MARKETABLE SECURITIES

In March 2008, the Company privately purchased from a third party 7,500,000 units of Wallbridge Mining Company Limited ("Wallbridge"), a public company, for $1,912,500. Each unit comprises one common share and one-half of one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Wallbridge at an exercise price of $0.80 per share if the warrant is exercised prior to March 26, 2009, or $1.00 per share if exercised during the period between March 26, 2009 and March 26, 2010. As a consequence of this transaction, the Company held an approximate 8.4% interest in Wallbridge and, if all of the warrants are exercised, the Company's ownership interest would have increased to 12.2% on a partially diluted basis (not including the exercise of any other securities convertible into Wallbridge shares held by any other holder). The units are subject to a hold period expiring on July 27, 2008.

On initial recognition, no value was allocated to the share purchase warrants given the significant excess of the exercise price over current market value. The Wallbridge shares have been classified as a financial asset available for sale.

In April, 2008, the Company acquired a further 1,500,000 Wallbridge common shares at a cost of $577,515, increasing its ownership to approximately 10.1% (13.8% if the warrants are exercised).

The Company recorded the net after-tax increase in the estimated fair value of the shares from the date of acquisition to June 30, 2008 of $64,000 as other comprehensive income. Other comprehensive loss in the three months ended June 30, 2008 of $993,000 is shown net of taxes, related to future income taxes of $169,000.

6. EXPLORATION AND DEVELOPMENT PROJECTS

Cumulative costs relating to the acquisition of mineral properties, and deferred exploration and development expenditures, have been incurred on the following projects:

	Balance as at December 31, 2007	Current Expenditures	Balance as at June 30, 2008
Lac Rocher [(1)]	$ 3,314	$ 156	$ 3,470
Mel	2,158	27	2,185
Minago	10,290	7,323	17,613
	$ 15,762	$ 7,506	$ 23,268

	Acquired on Formation of the Company (Note 1)	Current Expenditures	Balance as at June 30, 2007
Lac Rocher	$ 2,118	$ 172	$ 2,290
Mel [(2)]	706	1,223	1,929
Minago	2,976	4,574	7,550
	$ 5,800	$ 5,969	$ 11,769

(1) The expenditures on the Lac Rocher project in the period ended June 30, 2008 are shown net of Québec mining duties receivable of $179,331.

(2) The expenditures on the Mel project in the period ended June 30, 2007 include $448,428 funded from exploration advances on deposit with Vale Inco and transferred to the Company on formation, February 1, 2007 (see Note 1).

In January 2008, the Company entered into an option agreement with Xstrata Nickel ("Xstrata"), a business unit of Xstrata Canada Corporation, to acquire a 100% interest in five mineral claims ("the Properties") totalling 691 hectares located adjacent to the Company's existing Minago property package.

Under the terms of the agreement, the Company will acquire a 100% interest in the Properties through:

- A one-time cash payment of $150,000 upon signing (which was paid and is included in current period project expenditures); and
- Incurring $500,000 of expenditures before September 30, 2008.

Once acquired, Victory Nickel's 100% interest in the Properties will be subject to an NSR interest retained by Xstrata, as follows:

- In respect of nickel:
  - A 2% NSR when the LME three-month nickel price is equal to or greater than US$13,227 per tonne in that quarter; and
  - A 1% NSR when the LME three-month nickel price is less than US$13,227 per tonne in that quarter.
- In respect of other metals, minerals and concentrates:
  - A 2% NSR.

In the event that the NSR is a 2% royalty, the Company may buy back up to 50% of the NSR royalty interest for a maximum of $1,000,000. In addition, Xstrata has the right (the "Back-in Right") to earn a 50% interest in the Properties if any resource is discovered that exceeds 500,000,000 pounds of contained nickel in measured and indicated resources. To exercise the Back-in Right, Xstrata must commit to pay direct expenditures or an amount in cash to the Company equal to twice the aggregate of all direct exploration, development and mining expenditures incurred by the Company on the Properties prior to the delivery by Xstrata of the Back-in Right notice.

As at June 30, 2008, the Company had fulfilled its commitment to incur exploration expenditures in relation to prior flow-through share financings in 2007.

7. SHAREHOLDERS' EQUITY

Share Capital

Authorized:
The Company is authorized to issue an unlimited number of common shares.

Issued and Outstanding:

	Number of Shares		Amount
Issued on formation of Company pursuant to Plan of Arrangement (Note 1)	154,003,146	$	15,713
Shares issued pursuant to private placement [a]	16,428,571		10,694
Options exercised [b]	475,000		243
Warrants exercised [c]	5,502,514		847
Shares issued under the Share Bonus Plan [d]	232,650		109
Balance as at December 31, 2007	**176,641,881**		**27,606**
Options exercised [e]	150,000		41
Shares issued under the Share Bonus Plan [f]	130,750		65
Flow-through share renunciation [g]	-		(3,335)
Balance as at June 30, 2008	**176,922,631**	**$**	**24,377**

(a) In March, 2007, the Company issued 16,428,571 flow-through shares at $0.70 per share for gross proceeds of $11,500,000, before costs of issue of $805,463.
(b) During the period ended December 31, 2007, 475,000 common shares were issued upon the exercise of options for proceeds of $209,329 plus the carrying value of the options exercised of $33,400.
(c) During the period ended December 31, 2007, 5,502,514 common shares were issued upon the exercise of warrants for proceeds of $846,900.

(d) During the period ended December 31, 2007, 232,650 common shares were issued to employees and consultants as discretionary bonuses and were valued at $108,763.
(e) During the six months ended June 30, 2008, 150,000 common shares were issued upon the exercise of options, for proceeds of $40,500.
(f) During the six months ended June 30, 2008, 130,750 common shares were issued to employees and consultants as discretionary bonuses, and were valued at $65,375.
(g) In February, 2008, the Company renounced $11,500,000 in Canadian Exploration Expenditures to investors of flow-through shares. The tax value of these renunciations amounts to $3,335,000, and has been recorded as a future income tax liability and charged against share capital.

Stock Options

The following table reflects the continuity of stock options during the period:

	Number of Options		Average Exercise Price		Amount
Outstanding as at December 31, 2007	**13,385,000**	**$**	**0.32**	**$**	**1,335**
Options granted and vesting	500,000		0.40		155
Options exercised	(150,000)		0.27		-
Outstanding as at June 30, 2008	**13,735,000**	**$**	**0.32**	**$**	**1,490**

During the six months ended June 30, 2008, 500,000 options were granted pursuant to the Company's stock option plan, with an average exercise price of $0.40. The value assigned to these options was calculated using the Black-Scholes option-pricing model, with the following assumptions:

Option Assumptions	Six Months Ended June 30, 2008	Period from Inception, February 1, 2007 to June 30, 2007
Dividend yield	-	-
Expected volatility	75%	75%
Risk free interest rate	4.50%	5.00%
Expected option term - years	3	3
Fair value per share of options granted	$ 0.20 to $0.25	$0.33 to $0.43

The following table summarizes information about the stock options outstanding at June 30, 2008:

Range of Exercise Prices	Options Outstanding	Years to Expiry [(1)]		Exercise Price [(1)]
$0.09 - $0.21	6,543,750	2.95	$	0.13
$0.23 - $0.25	1,781,250	5.58	$	0.23
$0.28 - $0.49	875,000	3.91	$	0.42
$0.50 - $0.82	4,535,000	3.90	$	0.62
$0.09 - $0.82	13,735,000	3.66	$	0.32

[1]In this table, "Years to Expiry" and "Exercise Price" have been calculated on a weighted average basis.

Of the 13,735,000 options outstanding at June 30, 2008, 467,500 are subject to vesting over the next 12 months. The aggregate fair value of these unvested options not yet charged to operations is $69,241. The weighted average exercise price of fully-vested options at June 30, 2008 was $0.32.

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8. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated Other Comprehensive Income ("OCI") is comprised of unrealized gains and losses on marketable securities (shares of Wallbridge) that are classified as available for sale. Changes in OCI are summarized as follows:

	Six Months Ended June 30, 2008	Period from Inception, February 1, 2007 to June 30, 2007
Accumulated OCI at beginning of period	$ -	$ -
OCI for the period representing the change in the fair value of financial assets available for sale, net of related future income taxes of $11	64	-
Accumulated OCI at end of period	$ 64	$ -

9. INCOME TAXES

The income tax recovery differs from the amount computed by applying statutory federal and provincial income tax rates for the periods presented. The differences are summarized as follows:

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Period from Inception, February 1, 2007 to June 30, 2007
Expected income tax recovery based on statutory income tax rate of 2008 - 33.5% (2007 - 36.0%)	$ (118)	$ (162)	$ (322)	$ (544)
Non-deductible items, net	28	85	82	415
Share issue and Plan of Arrangement costs	-	(403)	-	(403)
Tax treatment of capital gains	-	-	-	(11)
Effect of change in expected future income tax rates	12	15	32	28
Valuation allowance	247	465	197	515
Future income tax provision (recovery)	$ 169	$ -	$ (11)	$ -

Non-capital losses as of December 31, 2007 totalling $1,122,328 expire in 2028. No income tax recoveries, other than the net recovery of $11,000 recognized in the six months ended June 30, 2008, have been recorded with respect to the non-capital losses or other tax assets as it cannot be determined at this time whether it is more likely than not that the benefit associated with these losses and costs will be realized prior to their expiry.

10. RELATED PARTY TRANSACTIONS

Related party transactions not described elsewhere in these financial statements include the following:

a. The Company shares management, administrative assistance and facilities with Nuinsco (which, by virtue of its approximate 22% ownership interest has the ability to exercise significant influence over the Company) pursuant to a management agreement. The costs payable by the Company are equal to the cost to Nuinsco of such services plus 10 per cent. The management agreement has an initial term of 24 months commencing February 1, 2007 and is terminable thereafter by Nuinsco upon 90 days notice and by the Company upon 180 days notice. Costs charged to the Company in the six and three months ended June 30, 2008 totalled $251,106 and $128,341 respectively (period from inception, February 1, 2007, to June 30, 2007 and March 31, 2007 - $349,077 and $247,462 respectively) and have been included in general and administrative expenses. The Company charged Nuinsco $23,250 and $11,625 for the six and three months ended June 30, 2008 for project-related costs incurred by it on behalf of Nuinsco. In addition, project-related costs aggregating $26,667 and $13,667 have been charged to the Company by Nuinsco during the six and three months ended June 30, 2008, respectively and are included in exploration and development costs on the balance sheet (period from inception, February 1, 2007, to June 30, 2007 and the three months ended June 30, 2007 - $182,834 and $110,665, respectively).

b. Amounts due to and from Nuinsco are unsecured, non-interest bearing and due on demand. The balance was settled prior to the end of July, 2008.

c. Included in accounts payable and accrued liabilities at June 30, 2008 are amounts due to Officers and Directors of the Company in the amount of $48,850 (December 31, 2007 - $64,267). These amounts relate primarily to Directors' fees payable.

d. The Company's Lac Rocher property is subject to a discovery incentive plan (the "DIP") to reward certain Directors and former officers of the Company with a 2% NSR for mines that were discovered on certain properties prior to the expiry of the DIP. The NSR is payable only on revenues earned after recovery of all development costs for any mine on the property. The terms of the DIP provide the Company with a right of first refusal on any proposed disposition of the NSR. In addition, the DIP contains put/call provisions under which the Company may be required to purchase, or may exercise an option to purchase, the NSR at the value of its discounted cash flows, as defined therein. The Lac Rocher property is the only property subject to the DIP. As the Lac Rocher property is not yet in production, no royalties are currently payable. The Company considers that these options have a value of $nil.

11. CHANGES IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital balances related to operations impacting cash from operations are as follows:

	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Period from Inception, Feb 1, 2007 to June 30, 2007
Accounts receivable, prepaid expenses and deposits	$ (129)	$ (111)	$ (492)	$ (440)
Due from/to Nuinsco Resources Limited	1,175	495	775	259
Accounts payable and accrued liabilities	551	6	714	220
	$ 1,597	$ 390	$ 997	$ 39

12. SUBSEQUENT EVENT

On July 29, 2008, the Company issued 18,046,700 flow-through shares by way of private placement at a price of $0.45 per share generating gross proceeds of approximately $8.1 million before commissions of 5% and other fees.

VICTORY NICKEL INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008

DATED JULY 31, 2008

VICTORY NICKEL INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and Six Months Ended June 30, 2008

The following discussion of the results of operations, financial condition and cash flows of Victory Nickel Inc. ("Victory Nickel" or the "Company") prepared as of July 31, 2008 consolidates management's review of the factors that affected the Company's financial and operating performance for the three and six-month periods ended June 30, 2008, and factors reasonably expected to impact on future operations and results. This discussion is intended to supplement and complement the Company's unaudited interim financial statements for the three and six months ended June 30, 2008 and the Company's 2007 audited financial statements as at and for the period ended December 31, 2007 (the "2007 Audited Financial Statements") and the notes thereto. Readers are also encouraged to consult these financial statements which were prepared in accordance with Canadian generally accepted accounting principles and are available at www.sedar.com and at the Company's website www.victorynickel.ca. All amounts disclosed are in Canadian dollars unless otherwise stated.

COMPANY OVERVIEW

Victory Nickel is a Canadian exploration and development-stage mineral resource company engaged in the acquisition, exploration and development of nickel projects in Canada.

Formed on February 1, 2007 as described below, Victory Nickel owns 100% of three advanced sulphide nickel projects, the Mel and Minago projects located in Manitoba and the Lac Rocher project in Québec. The Company is advancing a definitive feasibility study, expected to be completed in 2008, on the Minago Project; the Company is completing the balance of permitting required to bring the Lac Rocher Project into production; and, the near-term production potential of the Mel Project is also being evaluated.

CORPORATE REORGANIZATION AND FORMATION OF THE COMPANY

Pursuant to a Plan of Arrangement which became effective February 1, 2007, the Company was formed upon the amalgamation of two predecessor companies incorporated in December, 2006 for the purpose of carrying out the Plan of Arrangement. Upon completion of the amalgamation and pursuant to the Plan of Arrangement, the Company completed a series of transactions which resulted in the following:

The acquisition of:

a) three mineral resource properties, namely the Minago and Mel sulphide nickel projects in Manitoba and the Lac Rocher sulphide nickel project in Québec (collectively the "Nickel Properties") from Nuinsco Resources Limited ("Nuinsco"). The Nickel Properties were recorded at their carrying value in the accounts of Nuinsco of $5,800,746, net of related accounts payable of $527,871;
b) exploration advances of $448,428 to the Company's joint venture partner managing the Mel project; and
c) cash of $12,667,740,

in exchange for the issuance of 154,003,146 common shares of the Company.

The terms of the Plan of Arrangement resulted in Nuinsco initially owning 25% of the Company's common shares and 75% being distributed to Nuinsco's shareholders. Accordingly,. Nuinsco's shareholders continued to own 100% of the transferred assets by virtue of their direct holdings of the Company's shares and their indirect ownership interest through their Nuinsco share ownership. As a consequence, this related party transaction was recorded by the Company at the carrying value of the Nickel Properties transferred and the cash received.

The cash transferred from Nuinsco to the Company was the amount of the net proceeds of $14,045,317 received by Nuinsco in a December, 2006 private placement less the aggregate of $929,149 expended by Nuinsco on the transferred Nickel Properties from the date of the private placement to February 1, 2007, the effective date of the Plan of Arrangement, and exploration advances as at February 1, 2007 amounting to $448,428. The latter amount represents cash advanced to CVRD Inco Limited (now Vale Inco Limited

("Vale Inco")), the Company's joint venture partner on the Mel project, in excess of exploration costs incurred.

In addition, the Company was responsible for all costs relating to the Plan of Arrangement. The total of such costs in the amount of $762,062 has been treated as a capital transaction and shown as a reduction in share capital.

A summary of the net assets acquired is as follows:

Cash (net of out-of-pocket costs incurred to complete the Plan of Arrangement of $762,062)		$ 11,905,678
Nickel Properties:		
Exploration Advances - Mel		448,428
Exploration and Development Projects		
Minago	$ 2,976,125	
Mel	706,311	
Lac Rocher	2,118,310	5,800,746
Total Assets		18,154,852
Less: Liabilities:		
Accounts Payable		(527,871)
Future Income Taxes		(1,914,000)
Net Assets Acquired		$ 15,712,981

(1) The future income taxes result from the fact that, pursuant to tax elections filed as part of the Plan of Arrangement, the cost bases for tax purposes of the Nickel Properties is $nil versus a net carrying value on acquisition of $5,800,746.

SECOND QUARTER HIGHLIGHTS

Achievements during the three months ended June 30, 2008 include:

- Announcing further positive Minago deep drilling results which complement those announced earlier and provide continuing evidence of a significant nickel resource at depth while supporting and supplementing previous results from the open pit resource. Of particular note are the intersections from V-08-04b which intersected the enormous interval of 656.98m grading 0.4% Ni (between 217.61m and 874.5m), V-08-06 with 47.82m grading 1.30% Ni (between 217.44m and 265.26m) and 99.86m grading 0.84% Ni (between 547.47m and 647.45m).
- Increasing both the quantity and value of frac sand by-product at its Minago nickel deposit and subsequently engaging Raymond James Ltd. to determine the most effective strategy to maximize the value of the frac sand by-product.
- Engaging Outotec USA to complete a feasibility-level design of a frac sand processing plant.
- Announcing that the Board of Directors has authorized management to begin ordering long-lead time equipment for the Minago project.
- Announcing the appointment of the Honourable Ethel Dorothy Blondin-Andrew, P.C., B.Ed., LL.D as an additional Director of the Company. A former federal Minister of State, Ms Blondin-Andrew became the first Native woman elected to Canada's House of Commons in 1988.
- Completing a comprehensive metallurgical study of composite samples from the Minago deposit confirming that a high-grade nickel concentrate can be produced, achieving an increased total nickel recovery at 58.2%, using conventional milling and flotation methods.
- Using magnetic inversion geological techniques, identifying the possibility of a large volume of nickeliferous rock extending from the known mineralization in the Nose Deposit and the North Limb.

258

OUTLOOK

With over 660 million pounds of in-situ sulphide nickel in measured and indicated resources at its three projects, plus an additional 530 million pounds of in-situ nickel in inferred resources, Victory Nickel has one of Canada's largest undeveloped nickel inventories. With near-term production potential at all three projects, the Company is well-positioned to benefit from the worldwide shortage of sulphide nickel assets.

The Company's near-term project-related objectives include:

- Completing all permitting required at Lac Rocher.
- Completing the Minago frac sand feasibility study.
- Completing the Minago definitive feasibility study.
- Placing orders for long lead time items at Minago.
- Completing metallurgical testing on mineralization at the Mel Deposit.
- Completing the Preliminary Economic Assessment of the Mel Deposit.

RESULTS OF OPERATIONS

Three months ended June 30, 2008, compared with the three months ended June 30, 2007

For the three-month period ended June 30, 2008, the Company had a net loss of $520,000, or $0.00 per share, versus a net loss of $449,000, or $0.00 per share, in the three-month period ended June 30, 2007.

The loss in the current period reflects reduced stock option compensation in the current period of $44,000, versus $147,000 in the prior year period, augmented by decreased general and administrative costs of $352,000, compared to $521,000 in the prior-year period. General and administrative costs are shown net of charges to Nuinsco of $120,000 related to its portion of the severance to a former employee whose severance entitlement included tenure with Nuinsco. General and administrative expenses in the current period also include costs allocated from Nuinsco of $128,000, versus $247,000 in the comparative period in 2007. These charges are activity related. The prior-year comparative period reflected the significant amount of time spent by senior Nuinsco management during the period pursuing a potential acquisition by the Company.

Stock option expense was higher in the 2007 period, as 3,437,500 stock options were granted to Directors, employees and consultants shortly after the formation of the Company, some of which vested over a one-year period following the date of grant. In the current period, stock option compensation relates to the 100,000 options issued in the quarter as well as compensation expense relating to the vesting of options issued subsequent to April 1, 2007.

The current-period results include a non-cash provision for income taxes of $169,000, as explained in Note 9 to the June 30, 2008 unaudited interim financial statements and effectively eliminates the majority of the non-cash tax recovery recorded in the first quarter of 2008 of $180,000.

During the current three-month period, the Company recorded an other comprehensive loss of $993,000. This amount represents the decrease in the estimated fair value of the Company's 7,500,000 Wallbridge shares from the date of acquisition to June 30, 2008 of $1,162,000, less related income taxes of $169,000. This essentially offsets the increase in the estimated fair values of such shares in the first three months of 2008 totalling $1,057,000 net of income tax of $180,000. This amount, combined with the net loss for the period of $520,000, resulted in comprehensive loss for the period of $1,513,000. There was no other comprehensive income or loss in the 2007 comparative period.

Six months ended June 30, 2008, compared with the period from inception February 1, 2007 to June 30, 2007

For the six-month period ended June 30, 2008, the Company had a net loss of $950,000, or $0.01 per share, compared with a net loss of $1,506,000 in the comparative period ended June 30, 2007.

The decrease in the loss is primarily a result of decreased stock option compensation resulting from the option grants described above on inception of the Company. This is partially offset by increases in general and administrative expenses (reflecting a six-month period in 2008 versus a five-month period in 2007) combined with reductions in interest income due to lower invested cash balances and no gains on marketable securities in 2008.

Other comprehensive income during the six-month period was $64,000 as described above which is net of taxes of $11,000. There was no other comprehensive income or loss in 2007.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for each of the last six quarters ended June 30, 2008 is as follows:

Fiscal year 2008			2nd Quarter	1st Quarter
Revenue and other income			$ 45,000	$ 109,000
Net loss			$ (520,000)	$ (430,000)
Comprehensive (loss) income			$ (1,513,000)	$ 627,000
Loss per share - basic and diluted			$ (0.00)	$ (0.00)
Fiscal period 2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter (1)
Revenue and other income	$ 158,000	$ 147,000	$ 219,000	$ 35,000
Net loss and comprehensive loss	$ (335,000)	$ (387,000)	$ (449,000)	$ (1,057,000) (2)
Loss per share - basic and diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

(1) For the period from inception, February 1, 2007, to March 31, 2007.
(2) Includes stock option compensation of $863,000.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, the Company had working capital, including cash and cash equivalents and cash for exploration expenditures, totalling $4,254,000. Cash equivalents include bank-guaranteed investment certificates and bank discount notes. The Company does not own asset-backed commercial paper. The Company has a corporate policy of investing its available cash in Canadian government instruments and certificates of deposit or other direct obligations of major Canadian banks, unless otherwise specifically approved by the Board.

During the six-month period ended June 30, 2008, the Company generated $256,000 in operating activities, comprising cash used in operations of $741,000 before decreases in non-cash working capital of $997,000. This compares with the use of $392,000 in cash in the 2007 comparative period, comprising cash used in operations before changes in non-cash working capital of $431,000, plus a decrease in non-cash working capital balances of $39,000.

Financing activities for the period generated an aggregate of $41,000, representing the proceeds from the exercise of options. In the comparative period, the Company completed a private placement of common shares which resulted in the issuance of 16,428,571 flow-through common shares at $0.70 per share for net proceeds after costs of issue of $10,695,000. It also received $541,000 on the exercise of warrants during the 2007 period.

Investing activities in the 2008 period included $7,946,000 expended on exploration and development projects and $2,490,000 spent to acquire marketable securities. In the prior-year period, exploration expenditures totalled $5,482,000, net of exploration advances transferred to the Company on inception of $448,000 which were used to fund exploration expenditures during that period. In addition, $1,727,000 was used to purchase marketable securities in the period ended June 30, 2007.

In the first quarter of 2008, the Company spent $1,913,000 to acquire 7,500,000 units of Wallbridge. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share of Wallbridge at an exercise price of $0.80 per share if the warrant is exercised prior to March 26, 2009, or $1.00 per share if exercised during the period between March 26, 2009 and March 26, 2010. In the second quarter of 2008, the Company acquired an additional 1,500,000 shares of Wallbridge at a cost of $577,000. As a consequence of these transactions, the Company holds an approximate 10.1% interest in Wallbridge and, if all of the warrants are exercised, the Company's ownership interest would increase to 13.8% on a partially diluted basis (not including the exercise of any other securities convertible into Wallbridge shares held by any other holder).

The net result of the above operating, financing and investing activities was a net decrease in cash and cash equivalents in the current six-month period of $10,139,000. This compares with a net increase in cash and cash equivalents in the 2007 comparative period of $15,541,000, which amount includes cash of $11,906,000 transferred to the Company on its formation.

Subsequent to the end of the second quarter of 2008, the Company completed a flow-through share financing by way of private placement for gross proceeds of $8.1 million upon the issuance of 18,046,700 flow-through shares at a price of $0.45 per share. The financings closed on July 29, 2008.

In addition, the Company engaged Raymond James Ltd. to provide financial advisory services in connection with the most effective strategy to maximize the value of the frac sand resource at its Minago nickel project.

Given its current cash position and current plans in place as described above, the Company is sufficiently financed to fund its anticipated future administration costs to completion of the Minago definitive feasibility study. Assuming a positive outcome of the Minago definitive feasibility study and/or a decision to bring the Lac Rocher project to production, additional financing will be required for construction of either or both of these projects.

EXPLORATION AND DEVELOPMENT ACTIVITIES

During the six months ended June 30, 2008, the Company incurred exploration costs on its nickel properties of $7,506,000, including $7,323,000 on the Minago project, $27,000 on the Mel project and $156,000 at the Lac Rocher project. In the comparative 2007 period, the Company incurred $5,969,000, including $4,574,000 on the Minago project, $1,223,000 on the Mel project and $172,000 on the Lac Rocher project.

Paul Jones, Vice-President, Exploration, is a "qualified person" as defined under National Instrument 43-101, and he has supervised the preparation of the information relating to the material mineral projects of the Company described herein.

Minago Project

The Company's 100%-owned Minago project (which is subject to a graduated net smelter royalty, up to 3% if the nickel price exceeds US$6 per pound) is located on the Thompson Nickel Belt in Manitoba, and is one of Canada's largest undeveloped nickel deposits with measured and indicated resources of 49.1 million tonnes grading 0.516% nickel, or 558 million pounds of in-situ nickel (0.25% nickel cut-off grade), comprised of a 10.3 million tonne measured resource grading 0.593% nickel and a 38.8 million tonne indicated resource grading 0.496% nickel. A further 44.1 million tonne inferred resource at 0.528% nickel contains an additional 513 million pounds of in-situ nickel.

Following the completion of a Preliminary Economic Assessment ("PEA") scoping study in the fall of 2006, Wardrop Engineering Inc. was engaged to conduct a definitive feasibility study. The definitive feasibility study is ongoing, and is expected to be completed in 2008. In 2007, a 13,000 metre, 44-hole winter drilling program was completed to provide data for inclusion in the definitive feasibility study. During 2007, the Company announced drill results, including intercepts grading up to 1.4% nickel over 36.0 metres. In addition, a geotechnical hole which did not target mineralization, intersected 6.1 metres grading 1.03% nickel demonstrating the widespread nature of nickel mineralization at Minago.

In December, 2007, the Company announced the signing of a Memorandum of Understanding ("MOU") with the Misipawistik Cree Nation (Grand Rapids), Mosakahiken Cree Nation (Moose Lake) and Cross Lake Band of Indians.

The MOU addresses traditional rights of these First Nations communities, and establishes the guiding principles for the development of an Impact and Benefit Agreement ("IBA"). The IBA will cover a number of areas, including: communication; the environment; social support; training, employment and contract opportunities; and education.

Infrastructure at Minago is excellent. The property is right beside Manitoba Highway 6, which extends south to Winnipeg and north to Thompson. A railway line continues to the port of Churchill. A major power line runs alongside the property as well.

Exploration upside exists north of the Nose Deposit, (which contains the entire current resource) in the North Limb, as well as at depth beneath the current resource, where one drill hole ended at 830 metres in 3.93 metres grading 1.91% nickel. In the first quarter of 2008, re-interpretation of an airborne electromagnetic and magnetic survey identified drill targets extending to a vertical depth in excess of 1.5 kilometres and confirmed the potential for a continuous mineralized body linking the Nose Deposit and the North Limb. The magnetic inversion study interprets the mass to extend to depths exceeding 1.5 kilometres vertically while forming a continuous body extending over two kilometres north-south and incorporating the Nose Deposit and the North Limb nickel mineralization. This indicates the potential for a significant increase in the volume of rock available to host nickel mineralization.

In the second quarter of 2008, the Company announced the following Minago deep drilling results which complement earlier ones and provide continuing evidence of a significant nickel resource at depth while supporting and supplementing previous results from the open pit resource. Drill holes V-08-01 through V-08-08 continue to intersect impressive intercepts of nickeliferous rock and, importantly, demonstrate the presence of higher-grade nickel domains with the ultramafic intrusion that could provide a resource for underground mining below the existing resource for which open pit exploitation is anticipated. Of particular note are the intersections from V-08-04b which intersected the enormous interval of 656.98m grading 0.4%Ni (between 217.61m and 874.5m) and that obtained from V-08-06 where 47.82m grades 1.30% Ni (between 217.44m and 265.26m) and 99.86m grades 0.84% Ni (between 547.47m and 647.45m).

In addition to the large nickel resource and other metal byproducts, including copper, gold, platinum, palladium, silver and rhodium, the PEA identified the presence of hydraulic or fracturing ("frac") sand, a material used to enhance recoveries in the oil and gas industry. Several parties have already expressed interest in this frac sand, which overlies the proposed open pit and will need to be removed as part of pre-stripping the nickel deposit.

In December, 2007, Victory Nickel announced a 73% increase in projected byproduct revenue from the sale of the frac sand and a further 60% increase in April, 2008. A feasibility study on the frac sand operation is being completed in parallel with the Minago definitive feasibility study. In effect, the expected quantity of marketable sand increased from zero prior to the PEA, to 4.0 million tonnes in the PEA, to 6.9 million tonnes as of December, 2007 and to 11.0 million tonnes as of April 2008. A potentially significant revenue-generator, the Company is evaluating the potential to begin frac sand production as soon as possible and prior to the production of nickel.

Mel Project

The Mel project is located just north of Thompson, Manitoba. It is a large property, approximately 25 kilometres east-west by about 6 kilometres north-south.

The Company has fully funded sufficient expenditures to earn a 100% ownership interest in this project subject to a Vale Inco back-in. This project has measured and indicated resources totaling 4,300,000 tonnes grading 0.88% nickel (approximately 83,000,000 pounds in-situ nickel) and an additional inferred resource of 1,000,000 tonnes grading 0.84% nickel (approximately 19,000,000 pounds in-situ nickel), and offers significant exploration upside as well as near-term production potential.

The 2007 winter drill program comprised 30 drill holes encompassing 5,733 metres of drilling to better define and add to the existing resource. This program intersected significant grades over mineable widths, including 1.11% nickel over 13.67 metres. The Company is currently in discussions regarding Vale Inco's intentions with respect to its 51% back-in right. A decision by Vale Inco is expected by the end of the third quarter of 2008 and at that point the Company will determine the appropriate next steps in its development strategy.

Lac Rocher

The Lac Rocher project has measured and indicated resources of 1,190,288 tonnes grading 0.91% nickel, at a 0.5% nickel cutoff, for approximately 25,000,000 pounds of in-situ nickel located between surface and 125 vertical metres. Mineralization is open to the southwest, and Victory Nickel is currently evaluating near-term production potential from the property.

During 2007 and the first six months of 2008, the Company was very active with respect to advancing the Lac Rocher property. A 12-hole, 1,500 metre diamond drill program tested for extensions to the nickel sulphide mineralization and provided metallurgical samples for completing a PEA of the near-term production and cash generation potential of the project that has been completed by Roche Engineering. Drill results graded up to 9.5% nickel over 2.29 metres within a larger intercept of 45.92 metres grading 1.42% nickel, and continued to expand the Company's geological and metallurgical understanding of the massive sulphide zone at Lac Rocher.

In addition, Victory Nickel entered into a Memorandum of Understanding with the Waswanipi Cree First Nation ("WCFN") whereby the parties have agreed to work together to support development of the Lac Rocher deposit in a way that respects the collective interests of Victory Nickel, the WCFN and other stakeholders.

In the first quarter of 2008, the Company received positive metallurgical results on material from the disseminated sulphide zone at Lac Rocher that complemented test results from Xstrata Process Support, Process Mineralogy, in Falconbridge, Ont., announced late in 2007 on mineralization from the massive sulphide zone. A total of 15 flotation tests were completed by Corem, an independent laboratory based in Quebec, on material from the disseminated sulphide zone, yielding nickel recovery of 79.9% and copper recovery of 94.2% to a nickel/copper concentrate. This compares favourably with nickel recovery of 85.04% and copper recovery of 96.67% from the massive sulphide zone.

The Company is presently in the process of completing all the permitting necessary and access road improvements to be in a position to commence production.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include determining the carrying value of exploration and development projects and future income taxes and the valuation of stock option compensation. These estimates involve considerable judgment and are, or could be affected by, significant factors that are out of the Company's control.

The Company's recorded value of its exploration and development projects is based on historical costs that are expected to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and there is always the potential for a material adjustment to the value assigned to these assets.

The fair value of the stock options and warrants is calculated using an option pricing model that takes into account the exercise price, expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield, and the risk-free interest rate for the term of the option/warrant.

For a complete list of the significant accounting policies, reference should be made to Note 2 of the Company's 2007 Audited Financial Statements.

NEW ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants ("CICA") has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863).

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to its unaudited interim financial statements.

Handbook Sections 3862 and 3863 replace handbook Section 3861, Financial Instruments – Disclosure and Presentation revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in Note 4 to its unaudited interim financial statements.

Inventories

Effective January 1, 2008, the CICA has issued accounting standard Section 3031 Inventories. Section 3031 Inventories provides guidance on the method of determining the cost of the Company's materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard required the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 Inventories did not impact the Company's financial statements.

Government Assistance

Government assistance is recorded in the financial statements when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the assistance. Any government assistance relating to the exploration and development properties is recorded as a reduction of those related expenditures.

Future Accounting Changes

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets, replacing accounting standard 3062 Goodwill and Other Intangible Assets and accounting standard Section 3450 Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly the Company will adopt the new standard for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included n the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

The CICA plans to transition Canadian generally accepted accounting principles for public companies to International Financial Reporting Standards ("IFRS"). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's financial statements has not yet been determined.

DISCLOSURE CONTROLS

The Company's certifying officers have designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to them with respect to financial and operational conditions as of June 30, 2008. The certifying officers have evaluated the effectiveness of the disclosure controls and procedures as of June 30, 2008 and have concluded that these disclosure controls and procedures are effective at the reasonable assurance level. Such controls are facilitated by the small size of the Company's senior management team and their access to material information.

The management of the Company was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

There were no changes in the Company's internal controls over financial reporting that occurred during the period ended June 30, 2008 that materially affected, or are reasonably likely to affect, the Company's internal controls over financial reporting.

RELATED PARTY TRANSACTIONS

The Company obtains management, administrative assistance and facilities from Nuinsco pursuant to a management agreement. The fees payable by the Company are equal to the cost to Nuinsco of providing such services plus 10 percent. General and administrative costs charged to the Company during the three and six-month period ended June 30, 2008 totalled $128,341 and $251,106, respectively (2007 period - $247,462 and $349,077). The Company charged Nuinsco $23,250 and $11,625 for the six and three months ended June 30, 2008 for project-related costs incurred by it on behalf of Nuinsco ($nil in 2007). In addition project-related costs aggregating $13,667 and $26,667 have been charged to the Company by Nuinsco during the three and six-month periods respectively (2007 periods - $110,665 and $182,834 respectively), and are included in exploration and development costs on the balance sheet. The management agreement has an initial term of 24 months and is terminable thereafter by Nuinsco upon 90 days notice and by the Company upon 180 days notice.

OUTSTANDING SHARE DATA

At July 31, 2008, the Company had 194,969,331 common shares issued and outstanding, including the flow-through offering. In addition, there were 13,735,000 stock options, 150,000 warrants and entitlements to 65,375 common shares under the Share Bonus Plan outstanding on July 31, 2008, which if exercised and issued would bring the fully diluted issued common shares to a total of 208,919,706, and would generate cash of approximately $4,467,000 (excluding the flow-through offering proceeds).

RISKS AND UNCERTAINTIES

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The Company is always at risk of losing its experienced mineral industry management, Directors and consultants as it is very reliant on key personnel.

The Company has no significant exposure to environmental or health risks, although this will change as the Company's projects approach production (a normal characteristic of mineral industry projects).

The Company experiences the normal safety risks associated with exploration fieldwork, and diamond drilling. The Company carries insurance for such risk but is protected primarily by the insurance carried by the contractors who carry out such work. Safe practices are mandated by the Company for all its work.

The cyclical nature of metal markets creates large variation in the Company's ability to raise the capital required for its exploration and development initiatives. This risk is managed by designing the Company's exploration and development commitments and progress to its financial capability.

Certain Directors of the Company also serve on the Board of Directors of other natural resource exploration and development companies, thereby providing the possibility that a conflict of interest may arise. Any corporate decisions made by such Directors are made in accordance with their duty and obligation to deal fairly and in good faith with the Company and such other companies. Directors are required to declare and refrain from voting on matters on which they have a conflict of interest.

FORWARD LOOKING STATEMENTS

These unaudited interim financial statements and Management's Discussion and Analysis contain certain forward-looking statements relating to, but not limited to, the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe," "expect," "goal," "plan," "intend," "estimate," "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

July 31, 2008

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PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), Victory Nickel Inc. is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X. Victory Nickel Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICTORY NICKEL INC.

By: ______________________

Name: R R GALIPEAU

Title: VICE CHAIRMAN, CEO

Date: AUG 19/06

END

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